Filed Pursuant to Rule 424(b)(3)
Registration No. 333-197446

Prospectus

BioFuel Energy Corp.

Subscription Rights and Common Stock

We are distributing, at no charge, to the holders of our common stock as of 5:00 p.m., New York City time, on September 15, 2014, which we refer to as the record date, transferable subscription rights to purchase up to an aggregate of 12,247,393 shares of our common stock, par value $0.01 per share, 6,701,335 of which are available in this public rights offering and the remainder of which will be available pursuant to the private rights offering described below. Each holder of our common stock as of the record date will receive one subscription right for each share of common stock owned as of the record date. As of the close of business on September 15, 2014, there were 5,456,625 shares of our common stock issued and outstanding, net of 40,481 shares held in treasury.

Each subscription right will permit the holder of such right to acquire, at a rights price equal to $5.00 per share of common stock, 2.2445 shares of common stock (subject to rounding as described in this prospectus), which we refer to as the basic subscription privilege. The rights price represents an approximately 53.9% discount to the closing price of our common stock on September 15, 2014. Each holder of a subscription right that fully exercises its basic subscription privilege may also subscribe for additional shares, which we refer to as the over-subscription privilege, for pro rata allocation in the event that not all available shares are purchased pursuant to the stockholders’ basic subscription privilege (subject to the limitations described herein). The over-subscription privilege, however, will only be offered for an aggregate number of shares that, when combined with the number of shares purchased pursuant to the stockholders’ basic subscription privilege, does not exceed 12,247,393 shares.

The subscription rights will expire and have no value if they are not exercised by 5:00 p.m., New York City time, on October 17, 2014, which we refer to as the expiration date. All exercises of subscription rights are irrevocable. As described below, a portion of the rights offering to certain of our existing stockholders is being conducted on a private, non-registered basis, which we refer to as the private rights offering. We refer to the private rights offering and this public rights offering, collectively, as the rights offering.

Subject to certain conditions and possible reductions as described in more detail herein, the total proceeds expected to be raised in the rights offering and the related Backstop Commitments (as defined below) is approximately $61.2 million. The rights offering is intended to provide a portion of the funds we will need to acquire the equity interests of JBGL Builder Finance LLC and certain subsidiaries of JBGL Capital, LP (collectively, “JBGL”), as further described herein (the “Acquisition”). We expect the remainder of the funds necessary to pay for the Acquisition to come from the incurrence of indebtedness, the issuance of shares of our common stock to the sellers of the equity interests of JBGL and the Additional Equity Investment (as defined below). The completion of the rights offering will occur substantially simultaneously with, and is contingent upon, the completion of the Acquisition and the related transactions described herein.

Certain affiliates of Greenlight Capital, Inc, (together with its affiliates, “Greenlight”) that are existing stockholders have agreed, subject to certain conditions, to purchase shares of our common stock in an amount equal to their full basic subscription privilege. Certain affiliates of Third Point LLC (together with its affiliates, “Third Point”) have agreed, subject to certain conditions, to purchase shares of our common stock in an amount equal to their basic subscription privilege and to fully exercise their over-subscription privileges, up to a number of shares as described herein. We refer to these transactions as the private rights offering. In addition, certain entities have severally agreed, subject to certain conditions, to purchase substantially simultaneously with the completion of this public rights offering, in the aggregate, 100% of the available shares not otherwise sold in the rights offering (the “Backstop Commitments”). Moreover, in connection with the Acquisition, certain affiliates of Greenlight Capital, Inc. that hold membership units in one of our subsidiaries, BioFuel Energy, LLC, have, subject to certain conditions, agreed to purchase from us, substantially simultaneously with the consummation of the Acquisition, the number of shares of common stock they would have purchased pursuant to the rights offering had they exchanged all of such membership units (together with an equal number of shares of our class B common stock) for common stock on or prior to the record date and exercised all of the resulting basic subscription rights pursuant to the rights offering (the “Additional Equity Investment”). Any shares of common stock purchased in connection with the transactions described in this paragraph will be purchased directly from us on a private basis and are not being registered pursuant to the registration statement of which this prospectus is a part. We expect the aggregate gross proceeds from this public rights offering, the private rights offering, the Backstop Commitments and the Additional Equity Investment to be approximately $70 million.

Shares of our common stock are traded on The Nasdaq Capital Market under the symbol “BIOF.” If we do not consummate the Acquisition on or prior to November 4, 2014, our common stock could be delisted from The Nasdaq Capital Market. The closing price of shares of our common stock on September 15, 2014 was $10.84 per share. On March 27, 2014, the last trading day before we announced our receipt of the Proposal (as defined herein), the closing price of shares of our common stock was $2.96 per share. On June 10, 2014, the last trading day before we announced our entry into the Transaction Agreement (as defined herein), the closing price of shares of our common stock was $5.78 per share. The subscription rights are transferable and we intend to list them for trading on The Nasdaq Capital Market under the symbol “BIOFR” during the course of the rights offering.

Investing in the securities offered by this prospectus involves a high degree of risk. You should carefully consider the risks described under the “Risk Factors” section of this prospectus beginning on page 15 before buying any of the securities offered hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 19, 2014

i

About This Prospectus

We are responsible only for the information contained in this prospectus or to which we have referred you, including any free writing prospectus that we file with the Securities and Exchange Commission relating to this prospectus. We have not authorized anyone to provide you with any other information, and we take no responsibility for any other information that others may provide you. We are not making an offer of securities in any state or other jurisdiction where the offer is not permitted. To the extent that any facts or events arising after the date of this prospectus, individually or in the aggregate, represent a fundamental change in the information presented in this prospectus, this prospectus will be updated to the extent required by law to contain all material information. We encourage you to consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding an investment in our securities.

As used in this prospectus, unless the context requires otherwise, “BioFuel,” “we,” “our,” “us” and the “Company” refer to BioFuel Energy Corp. and its subsidiaries and “JBGL” refers, collectively, to JBGL Builder Finance LLC, JBGL Exchange, LLC, JBGL Willow Crest, LLC, JBGL Hawthorne, LLC, JBGL Inwood, LLC, JBGL Chateau, LLC, JBGL Castle Pines, LP, JBGL Castle Pines Management, LLC, JBGL Lakeside, LLC, JBGL Mustang, LLC, and JBGL Kittyhawk, LLC, in each case prior to the consummation of the Acquisition.

ii

Prospectus Summary

This prospectus summary highlights certain information about us and the rights offering. Because it is a summary, it does not contain all of the information that you should consider before deciding whether or not you should exercise your subscription rights. To understand the rights offering fully, you should carefully read this entire prospectus, including the section titled “Risk Factors”, the section titled “The Rights Offering” and the financial statements and related notes included herein of the Company and JBGL.

BioFuel Energy Corp.

BioFuel Energy Corp. was incorporated as a Delaware corporation on April 11, 2006, to invest solely in BioFuel Energy, LLC (the “LLC”), a limited liability company organized on January 25, 2006, to build and operate ethanol production facilities in the midwestern United States. From June 2008 through November 22, 2013, the Company operated two ethanol production facilities located in Wood River, Nebraska, and Fairmont, Minnesota, that produced and sold ethanol and its related co-products. The Company’s ethanol plants were owned and operated by the operating subsidiaries of the LLC, which were party to a Credit Agreement (the “Senior Debt Facility”) with a group of lenders. Substantially all of the assets of the operating subsidiaries were pledged as collateral under the Senior Debt Facility. On November 22, 2013, the Company’s ethanol plants and all related assets were transferred to certain designees of the lenders in full satisfaction of all outstanding obligations under the Senior Debt Facility. Following the disposition of the ethanol production facilities, we are a holding company with no substantial operations of our own. Our headquarters are located in Denver, Colorado.

At June 30, 2014, the Company retained approximately $8.1 million in cash and cash equivalents. As of June 30, 2014, the Company also retained federal net operating loss (“NOL”) carryforwards in the amount of approximately $181.3 million, which have been fully reserved against.

Reasons for the Rights Offering

On March 28, 2014, the Company received a preliminary non-binding proposal (the “Proposal”) from James R. Brickman (together with certain trusts and family members, the “Brickman Parties”) and Greenlight Capital, Inc. (together with its affiliates, “Greenlight”), one of our principal stockholders and an investment management company co-founded by David Einhorn, one of our directors, who serves as Greenlight’s President. The Brickman Parties and Greenlight proposed a transaction pursuant to which the Company would acquire all of the equity interests of JBGL for $275 million, payable in cash and shares of our common stock. As further described below, JBGL is a series of real estate entities involved in the purchase and development of land for residential purposes, construction lending and home building operations. JBGL is currently owned and controlled by Greenlight and the Brickman Parties.

In response to the Proposal, our board of directors established a special committee consisting of independent directors to evaluate the Proposal and alternatives for the Company. The special committee was authorized to retain, and has retained, independent financial and legal advisors.

On June 10, 2014, the Company entered into a definitive agreement (the “Transaction Agreement”) with certain affiliates of Greenlight Capital, Inc. and the Brickman Parties pursuant to which the Company will acquire JBGL for $275 million. The Transaction Agreement was unanimously approved by the special committee of independent directors. The Transaction Agreement was also unanimously approved by the board of directors of the Company other than Mr. Einhorn, who recused himself from the board’s deliberations and approval.

We are conducting the rights offering to raise capital that we will use, together with the proceeds of indebtedness we intend to incur as described herein, the proceeds of the Additional Equity Investment, the issuance of shares of our common stock to Greenlight and the Brickman Parties as described herein and cash on hand, to acquire the equity interests of JBGL and to pay certain fees and expenses of the rights offering, the Acquisition and the related transactions described herein.

About JBGL

JBGL is a real estate operator involved in the purchase and development of land for residential use, construction lending and home building operations.

JBGL Capital was formed in 2008 and JBGL Builder Finance was formed in 2010. Affiliates of Greenlight provided a majority of the initial capital for both entities, with the Brickman Parties providing the remaining capital. JBGL Capital (its land development business) and JBGL Builder Finance (its builder operations business) and their affiliates are engaged in all aspects of the homebuilding process, including land acquisition and development, entitlements, design, construction, marketing and sales of various residential projects in master planned communities, primarily in the high-growth metropolitan areas of Dallas and Fort Worth, Texas (“DFW”) and Atlanta, Georgia (“Atlanta”).

JBGL currently owns or controls approximately 4,300 home sites in prime locations in the DFW and Atlanta markets. JBGL considers prime locations to be supply constrained lots with high housing demand and where much of the surrounding property has already been developed. JBGL management believes that it is a leading land developer in its markets. JBGL develops lots for both public company builders and large privately-held builders. JBGL also owns 50% controlling interests in several builders and provides construction financing for approximately 900 homes annually.

For a more detailed description of JBGL, see “Business of JBGL.”

The Acquisition and Related Agreements and Transactions

The following descriptions summarize the material terms of the definitive agreements we have entered into in connection with the Acquisition. As indicated at the end of each description, a more detailed discussion of the terms and conditions of each definitive agreement are contained elsewhere in this prospectus. Further, copies of the agreements themselves are attached as exhibits to the registration statement of which this prospectus is a part.

The Transaction Agreement

On June 10, 2014, we entered into the Transaction Agreement with certain affiliates of Greenlight Capital, Inc. and the Brickman Parties (collectively, the “Sellers”) pursuant to which the Company will acquire the equity interests of JBGL. As of September 15, 2014, Greenlight beneficially owned approximately 35.4% of the outstanding common stock of the Company (comprised of common stock, par value $0.01 per share and class B common stock, par value $0.01 per share, which have identical voting rights).

Pursuant to the terms and subject to the conditions of the Transaction Agreement, the Company will acquire JBGL for $275 million (the “Purchase Price”). As consideration for the Acquisition, the Company will issue a number of shares of common stock to each of Greenlight and the Brickman Parties (the “Equity Issuance”) such that immediately after the closing of the Acquisition (the “Closing”), after giving effect to the rights offering, the Backstop Commitments, the Additional Equity Investment and the LLC Unit Exchange (as defined below), (1) Greenlight will own 49.9% of our outstanding common stock and (2) the Brickman Parties will own 8.4% of our outstanding common stock. The per share value of the common stock issued in the Equity Issuance will be the weighted average price per share of our common stock as quoted on The Nasdaq Capital Market for the five trading days before Closing. The remainder of the Purchase Price will be paid in cash.

To fund a portion of the cash consideration, the Company is conducting the rights offering to raise gross proceeds (together with the proceeds of the Backstop Commitments and the Additional Equity Investment) of approximately $70 million. The Equity Issuance, the rights offering, the Backstop Commitments and the Additional Equity Investment have been exempted by the board of directors under the Company’s Section 382 rights agreement, which is described herein. The remaining portion of the cash consideration will be funded through cash on hand and up to $150 million of debt financing to be provided by Greenlight, as described herein.

The completion of the Acquisition is subject to certain customary conditions, including, among other things, (1) the adoption of the Transaction Agreement and the approval of the related transactions by the Company’s stockholders (including an affirmative vote of holders of a majority of the outstanding shares of common stock and any class B common stock present and voting at the stockholders’ meeting, as well as an affirmative vote of holders of a majority of the outstanding shares of common stock and any class B common stock excluding the shares of common stock and any class B common stock held by Greenlight) and the approval of the Charter Amendment Conditions (as defined below) by holders of a majority of the outstanding shares of common stock and any class B common stock, (2) the consummation of the rights offering such that the Company receives gross proceeds (together with the proceeds of the Additional Equity Investment and the Backstop Commitments) of at least $70 million, (3) subject to specified standards, the accuracy of the representations and warranties of the other party, (4) the absence of any material adverse effect on the other party and (5) the performance in all material respects by the other party of its obligations under the Transaction Agreement. In addition, conditions to Sellers’ obligations to consummate the Acquisition include (1) the cancellation of all options outstanding under the Company’s stock option plan with no payment, (2) the completion of the LLC Unit Exchange, (3) the availability of at least $3 million of net cash in the Company, (4) the availability of the Company’s NOLs without impairment (subject to certain exceptions) and (5) the continued authorization for listing of the common stock on the Nasdaq Stock Market. For a more detailed description of the Transaction Agreement, see “The Transactions — The Transaction Agreement.”

The Voting Agreement

On June 10, 2014, and in connection with the execution of the Transaction Agreement, certain affiliates of Greenlight Capital, Inc. entered into a Voting Agreement with the Company (the “Voting Agreement”). Pursuant to the Voting Agreement, Greenlight has agreed, among other things, to vote (or cause to be voted) the shares of common stock and class B common stock it holds in favor of the adoption of the Transaction Agreement and not to dispose of any such shares to third parties (other than affiliates) while the Voting Agreement is in effect. As of September 15, 2014, Greenlight owned 1,427,829 shares of our common stock and 780,958 shares of our class B common stock, which, together, represents approximately 35.4% of our 6,237,583 aggregate shares of common stock and class B common stock outstanding as of September 15, 2014, net of 40,481 shares of common stock held in treasury. Greenlight has also agreed to exchange all of its LLC Units for shares of common stock at Closing (the “LLC Unit Exchange”). For a more detailed description of the Voting Agreement, see “The Transactions — The Voting Agreement.”

The Commitment Letter

On June 10, 2014, and in connection with the execution of the Transaction Agreement, the Company executed a Commitment Letter with certain affiliates of Greenlight Capital, Inc. (the “Commitment Letter”), pursuant to which Greenlight has, subject to certain conditions, committed to provide the Company with a five-year term loan facility in an aggregate principal amount of up to $150 million to fund, in part, the Acquisition and working capital for the Company. Amounts drawn under the facility will bear interest at 9.0% per annum from Closing through the first anniversary thereof and 10% per annum thereafter, and the Company will have a one time option to elect to pay up to one year’s interest in kind. For a more detailed description of the Commitment Letter, see “The Transactions — The Commitment Letter.”

The Charter Amendment

In connection with the Acquisition, we intend to amend and restate (the “Charter Amendment”) our Amended and Restated Certificate of Incorporation (our “Charter”) to (1) change our name to Green Brick Partners, Inc., (2) simplify our capital structure by eliminating references in our Charter to class B common stock and units of limited liability interests in the LLC (“LLC Units”), (3) increase our authorized share capital of common stock and (4) add customary transfer and ownership limitations regarding preservation of the Company’s NOLs. Stockholder approval of the amendments referred to in clause (1), (3) and (4) of the immediately preceding sentence is a condition to the completion of the Acquisition. We refer to these amendments, collectively, as the “Charter Amendment Conditions.” For a more detailed description of the Charter Amendment, see “The Transactions — The Charter Amendment.”

The Backstop Agreements

In connection with the Transaction Agreement, on July 15, 2014, we entered into a letter agreement with each of the Backstop Parties (as defined herein) (each such agreement, a “Backstop Agreement” and, together, the “Backstop Agreements”). The Backstop Agreements set forth, among other things, the terms and conditions of the Backstop Parties’ several commitments to purchase substantially simultaneously with the completion of the public rights offering, in the aggregate, all of the available shares not otherwise sold in the rights offering (other than the shares for which we have received a Backstop Commitment from Third Point, as described below). The price per share paid by the Backstop Parties pursuant to the Backstop Agreements will be $5.00, and, therefore, will be equal to the price paid by the other holders in the rights offering. No Backstop Party will receive compensation for its Backstop Commitment. For a more detailed description of the Backstop Agreements, see “The Rights Offering — The Backstop Agreements.”

The Greenlight Commitment Agreement

On July 15, 2014, and in connection with the execution of the Transaction Agreement, certain affiliates of Greenlight Capital, Inc. entered into a letter agreement with the Company (the “Greenlight Commitment Agreement”). Pursuant to the Greenlight Commitment Agreement, Greenlight has agreed, subject to certain terms and conditions, to participate in the private rights offering for its full basic subscription privilege and to purchase, substantially simultaneously with the consummation of the Acquisition, the same number of shares of common stock it would have purchased pursuant to the private rights offering had it exchanged all of its LLC Units for common stock on or prior to the record date and exercised all of the basic subscription rights it received as a holder of such common stock pursuant to the private rights offering (the “Additional Equity Investment”). The price per share paid by Greenlight pursuant to the Greenlight Commitment Agreement will be $5.00, and therefore will be equal to the price paid by the other holders in the rights offering. Greenlight will not receive compensation for its commitment to participate in the private rights offering or the Additional Equity Investment. For a more detailed description of the Greenlight Commitment Agreement, see “The Rights Offering — The Greenlight Commitment Agreement.”

The Third Point Commitment Agreement

On July 15, 2014, and in connection with the execution of the Transaction Agreement, certain investment funds managed by Third Point LLC (together with its affiliates, “Third Point”) entered into a letter agreement with the Company (the “Third Point Commitment Agreement”). Pursuant to the Third Point Commitment Agreement, Third Point has agreed, subject to certain terms and conditions, to participate in the private rights offering for its full basic subscription privilege. Further, Third Point has agreed, subject to certain terms and conditions, to (1) fully exercise its over-subscription privilege and (2) purchase substantially simultaneously with the completion of this public rights offering all of the available shares not otherwise sold in the rights offering, in each case up to such amount (the “Third Point Ownership Threshold”) that Third Point’s aggregate ownership of our outstanding common stock, after giving effect to the rights offering, the Equity Issuance, the LLC Unit Exchange and the Additional Equity Investment, equals approximately 16.7%, which is the approximate percentage of our aggregate outstanding common stock and class B common stock owned by Third Point as of September 15, 2014. Third Point will receive priority allocation with respect to both its over-subscription privilege and its Backstop Commitment, up to the Third Point Ownership Threshold. In connection with the transactions described in this prospectus, Third Point will not acquire, either pursuant to the rights offering or its Backstop Commitment, shares of our common stock in excess of the Third Point Ownership Threshold. The price per share paid by Third Point pursuant to the Third Point Commitment Agreement will be $5.00, and therefore will be equal to the price paid by the other holders in the rights offering. Third Point will not receive compensation for its commitment to participate in the private rights offering or its Backstop Commitment. For a more detailed description of the Third Point Commitment Agreement, see “The Rights Offering — The Third Point Commitment Agreement.”

Corporate Information

Our principal executive offices are located at 1600 Broadway, Suite 1740, Denver, Colorado 80202. Our telephone number is (303) 640-6500. Our website address is www.bfenergy.com. The content of our website is not a part of this prospectus.

Summary of the Rights Offering

The following description summarizes the material terms of the rights offering, the Backstop Commitment and the Additional Equity Investment. See “The Rights Offering” for a more detailed description of the terms and conditions of the rights offering, the Backstop Commitment and the Additional Equity Investment.

Overview
We are distributing to the holders of our common stock, at no charge, transferable subscription rights to purchase shares of our common stock. Each subscription right will permit the holder of such right to acquire, at a rights price equal to $5.00 per share of common stock, 2.2445 shares of common stock (subject to rounding as described herein). As described below under “— The Third Point Commitment Agreement” and “— The Greenlight Commitment Agreement” a portion of the rights offering is being conducted on a private, non-registered basis. We refer to the private rights offering and this public rights offering, collectively, as the rights offering.
The Subscription Rights
We are distributing, at no charge, to the record holders of our common stock as of 5:00 p.m., New York City time, on September 15, 2014, the record date, transferable subscription rights to purchase shares of our common stock. Each subscription right will permit the holder of such right to acquire, at a rights price equal to $5.00 per share of common stock, 2.2445 shares of common stock under the basic subscription privilege and will also provide the holder of such right with an over-subscription privilege, subject to the limitations described in “— Limitation on Amount Purchased.” Fractional shares of common stock resulting from the exercise of the basic subscription privilege and the over-subscription privilege will be eliminated by rounding down to the nearest whole share.
Rights Price
The “rights price” for the rights offering is $5.00 per share of common stock. Pursuant to the Transaction Agreement, the rights price was agreed to be the dollar amount equal to 80% of the average closing price per share of our common stock for the ten trading days immediately following the date of the initial filing of the registration statement of which this prospectus is a part; provided that in no event was the rights price to be greater than $5.00 per share or less than $1.50 per share of common stock. The dollar amount equal to 80% of the average closing price per share of our common stock for the ten trading days immediately following the date of the initial filing of the registration statement of which this prospectus is a part is $6.82. Accordingly, the rights price is $5.00 per share of common stock, the highest amount contemplated by the terms of the Transaction Agreement.
The rights price represents an approximately 53.9% discount to the closing market price of our common stock on September 15, 2014. The manner of determining the rights price was set forth in the Proposal and, in considering and recommending to the board of directors the manner of determining the rights price, the special committee considered, and after receiving such recommendation our board of directors considered, a number of factors. Those factors included the price at which we believe our stockholders would likely be willing to participate in the rights offering, the price at which we were able to obtain the commitments of the

Backstop Parties, the amount of additional capital needed to finance the Acquisition, the discount to market price used to establish rights prices in other rights offerings and the fact that all of our stockholders are entitled to participate in the rights offering on a pro rata basis.
Aggregate Size
The aggregate size of the rights offering (including shares not otherwise sold in this public rights offering that are sold pursuant to the Backstop Commitments) is approximately $61.2 million. In accordance with the Transaction Agreement, the aggregate size was determined as the amount sufficient to raise, together with the Additional Equity Investment, gross proceeds of approximately $70 million, which will be used to fund a portion of the cash consideration for the Acquisition. See “The Rights Offering — Aggregate Size.”
Shares Available in This Public Rights Offering
There are 6,701,335 shares of common stock available in this public rights offering. The number of shares available in this public rights offering was determined by subtracting 2,470,955, which is the number of shares of common stock owned by Greenlight and Third Point as of September 15, 2014, from 5,456,625, which is the total number of shares of our common stock (excluding class B common stock and shares held in treasury) outstanding as of September 15, 2014, multiplying the resulting number by 2.2445, which is the number of shares of common stock that each subscription right entitles a holder to purchase, and adjusting for rounding to eliminate fractional shares.
Basic Subscription Privilege
The basic subscription privilege of each subscription right will entitle you to purchase 2.2445 shares of our common stock per subscription right (subject to rounding as described herein) at a rights price per share equal to $5.00.
Over-Subscription Privilege
If you fully exercise your basic subscription privilege, you will be entitled, pursuant to your over-subscription privilege, to subscribe for additional shares of common stock, if any, that remain unsubscribed as a result of any unexercised basic subscription privileges of other holders and Third Point’s priority allocation of over-subscription shares, as described below. Subject to the limitations set forth below under the heading “— Limitation on Amount Purchased,” the over-subscription privilege allows you to subscribe for an additional amount of shares of common stock equal to up to 100% of the shares for which you were entitled to subscribe pursuant to your basic subscription privilege.
Third Point has agreed to fully exercise its over-subscription privilege and it will receive any available over-subscription shares prior to such shares being allocated to other holders, up to the Third Point Ownership Threshold. After Third Point has been allocated over-subscription shares up to the Third Point Ownership Threshold, any remaining shares of common stock will be allocated to other holders who have exercised their over-subscription privileges. If there is a sufficient number of shares of common stock remaining after any allocation to Third Point to fully satisfy the over-subscription privilege requests of all holders, all over-subscription requests will be honored in full. If insufficient shares of common stock are available to fully satisfy the over-subscription privilege requests of all holders after any allocation to Third Point, the available shares will be distributed proportionately among those holders who exercised their over-subscription privileges based on the number of shares each holder subscribed for pursuant to its over-subscription privilege. Fractional shares of common stock resulting from the proportionate distribution of unsubscribed shares pursuant to the over-subscription privilege will be eliminated by rounding down to the nearest whole share.
Shares of Common Stock Outstanding Before the Rights Offering
5,456,625 shares of our common stock (net of 40,481 shares held in treasury) and 780,958 shares of our class B common stock were outstanding as of September 15, 2014, making an aggregate of 6,237,583 voting shares.
Shares of Common Stock Outstanding After Completion of the Rights Offering, the Acquisition and the Related Transactions
We expect that 31,346,336 shares of common stock will be outstanding immediately following the consummation of the rights offering, the Acquisition and the related transactions described herein, assuming that the per share value of the common stock to be issued to the Sellers as the equity portion of the Acquisition consideration is equal to $10.84, which was the closing sales price of our common stock on The Nasdaq Capital Market on September 15, 2014. There will be no shares of class B common stock outstanding following the consummation of the Acquisition and the related transactions described herein. See “Capitalization.”
Backstop Agreements
In connection with the Transaction Agreement, we have entered into the Backstop Agreements. The Backstop Agreements set forth, among other things, the terms of the Backstop Parties’ Backstop Commitments. The Backstop Parties’ obligations under the Backstop Agreements are subject to various conditions as described under “The Rights Offering — The Backstop Agreements.”
The Backstop Parties’ Participation in the Backstop Commitments
Subject to the terms and conditions set forth in the Backstop Agreements, the Backstop Parties have severally agreed to purchase, substantially simultaneously with the completion of this public rights offering, in the aggregate, all of the available shares not otherwise sold in the rights offering following the exercise of all holders’ basic subscription privileges and over-subscription privileges (other than the shares for which we have received a Backstop Commitment from Third Point, as described below). Pursuant to the Third Point Commitment Agreement described below, Third Point’s Backstop Commitment will have priority over the Backstop Commitments of the Backstop Parties, up to the Third Point Ownership Threshold.

We refer to the Backstop Commitments of the Backstop Parties and the Backstop Commitment we received from Third Point pursuant to the Third Point Commitment Agreement described below, collectively, as the “Backstop Commitments.” Through the Backstop Commitments, we expect that, if the rights offering is consummated, all of the 12,247,393 shares of common stock available in the rights offering will be either distributed in the rights offering or purchased at the completion of the rights offering at the same purchase price at which the rights were exercisable. Through this arrangement, we have a greater degree of certainty that we will raise gross proceeds of approximately $61.2 million through the rights offering and the Backstop Commitments.
The price per share paid by the Backstop Parties pursuant to the Backstop Agreements will be $5.00, and, therefore, will be equal to the price paid by the other holders in the rights offering. No Backstop Party will receive compensation for its Backstop Commitment.
Any shares purchased by the Backstop Parties pursuant to the Backstop Agreements will be purchased directly from us on a private basis and are not being registered pursuant to the registration statement of which this prospectus is a part.
Notwithstanding the foregoing, the Backstop Agreements provide that no Backstop Party may acquire more than 4.99% of our outstanding common stock as a result of its participation in the Backstop Commitment. To the extent that the purchase of shares of common stock by a Backstop Party pursuant to the applicable Backstop Agreement would result in such Backstop Party acquiring more than 4.99% of our outstanding common stock upon the consummation of the rights offering, the Acquisition and the related transactions described herein, such Backstop Party’s Backstop Commitment will be reduced accordingly.
The Backstop Parties
The Backstop Parties are JMB Capital Partners Master Fund, L.P., Lonestar Partners, LP, North Run Master Fund, LP, and Scoggin LLC. None of the Backstop Parties currently holds shares of our common stock and each of the Backstop Parties has agreed not to buy or sell shares of our common stock (other than in connection with its Backstop Commitment) until the Closing or the termination of the Transaction Agreement in accordance with its terms.
The Third Point Commitment Agreement
In connection with the Transaction Agreement, we have entered into the Third Point Commitment Agreement with Third Point. The Third Point Commitment Agreement sets forth, among other things, the terms of Third Point’s participation in the private rights offering and the Backstop Commitment. Third Point’s obligations under the Third Point Commitment Agreement are subject to various conditions as described under “The Rights Offering — The Third Point Commitment Agreement.”

Third Point’s Participation in the Private Rights Offering and the Backstop Commitment
As of September 15, 2014, Third Point held 1,043,126 shares of common stock, or approximately 16.7% of our 6,237,583 aggregate outstanding shares of common stock and class B common stock. Subject to the terms and conditions set forth in the Third Point Commitment Agreement, Third Point has agreed to fully exercise its basic subscription privilege in the private rights offering and has agreed to fully subscribe for its over-subscription privilege, up to the Third Point Ownership Threshold. Third Point will receive priority over all other holders in the allocation of shares available to fulfill over-subscription requests, up to the Third Point Ownership Threshold.
Subject to the terms and conditions set forth in the Third Point Commitment Agreement, Third Point has also agreed to purchase, substantially simultaneously with the completion of this public rights offering, all of the available shares not otherwise sold in the rights offering, up to the Third Point Ownership Threshold. Third Point will receive priority over the Backstop Parties with respect to its Backstop Commitment, up to the Third Point Ownership Threshold. In connection with the transactions described in this prospectus, Third Point will not acquire, either pursuant to the rights offering or its Backstop Commitment, shares of our common stock in excess of the Third Point Ownership Threshold. For a more detailed description of the Third Point Commitment Agreement, see “The Rights Offering — The Third Point Commitment Agreement.”
The price per share paid by Third Point pursuant to the Third Point Commitment Agreement will be $5.00, and therefore will be equal to the price paid by the other holders in the rights offering. Third Point will not receive compensation for its commitment to participate in the private rights offering or its Backstop Commitment.
Any shares purchased by Third Point pursuant to the Third Point Commitment Agreement will be purchased directly from us on a private basis and are not being registered pursuant to the registration statement of which this prospectus is a part.
Third Point has agreed not to buy or sell shares of our common stock (other than in connection with the private rights offering and its Backstop Commitment) until the Closing or the termination of the Transaction Agreement in accordance with its terms.
The Greenlight Commitment Agreement
In connection with the Transaction Agreement, we have entered into the Greenlight Commitment Agreement with Greenlight. The Greenlight Commitment Agreement sets forth, among other things, the terms of Greenlight’s participation in the private rights offering and the Additional Equity Investment. Greenlight’s obligations under the Greenlight Commitment Agreement are subject to various conditions as described under “The Rights Offering — The Greenlight Commitment Agreement.”

Greenlight’s Participation in the Private Rights Offering and the Additional Equity Investment
Subject to the terms and conditions set forth in the Greenlight Commitment Agreement, Greenlight has agreed to purchase shares of common stock in an amount equal to its full basic subscription privilege in the private rights offering. Greenlight has agreed not to exercise its over-subscription privilege.
Subject to the terms and conditions set forth in the Greenlight Commitment Agreement, Greenlight has also agreed to purchase, substantially simultaneously with the consummation of the Acquisition, the same number of shares of common stock it would have purchased pursuant to the private rights offering had it exchanged all of its LLC Units for common stock on or prior to the record date and exercised all of the basic subscription rights it received as a holder of such common stock pursuant to the private rights offering. The purpose of the Additional Equity Investment is to give Greenlight the economic benefit of the private rights offering with respect to any LLC Units it has not exchanged for common stock on or prior to the record date.
The price per share paid by Greenlight pursuant to the Greenlight Commitment Agreement will be $5.00, and therefore will be equal to the price paid by the other holders in the rights offering. Greenlight will not receive compensation for its commitment to participate in the private rights offering or the Additional Equity Investment.
Any shares purchased by Greenlight pursuant to the Greenlight Commitment Agreement will be purchased directly from us on a private basis and are not being registered pursuant to the registration statement of which this prospectus is a part.
Greenlight has agreed not to buy or sell shares of our common stock (other than in connection with the private rights offering and the Additional Equity Investment) until the Closing or the termination of the Transaction Agreement in accordance with its terms.
Termination of the Obligations of Greenlight, Third Point and the Backstop Parties
The obligations of Greenlight, Third Point and the Backstop Parties under the Greenlight Commitment Agreement, the Third Point Commitment Agreement and the Backstop Agreements, respectively, are subject to immediate termination, upon the election of such parties, at any time prior to the consummation of the rights offering upon the occurrence of any of the following: (1) if in the reasonable judgment of such party, the certain conditions set forth in the Transaction Agreement become incapable of being satisfied prior to November 4, 2014; (2) a Material Adverse Effect, Buyer Material Adverse Effect or a Seller Material Adverse Effect has occurred (each as defined in the Transaction Agreement); (3) the Company’s adoption of any plan of reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy law or consent to the filing of any bankruptcy petition against it under any similar law; (4) the common stock shall no longer be listed on the Nasdaq Stock Market; or (5) the Transaction Agreement shall have been terminated.
Additionally, the Greenlight Commitment Agreement, the Third Point Commitment Agreement and the Backstop Agreements provide that the obligations of the parties thereto may be terminated by any party thereto upon the occurrence of (1) the Company’s or the applicable counterparty’s material breach of any of the representations, warranties or covenants where such breach remains uncured for a period of five days after receipt of notice of such breach or (2) the issuance by any governmental authority of any ruling or order enjoining the consummation of a material portion of the rights offering or any of the related transactions.
Limitation on Amount Purchased
Other than with respect to Greenlight and Third Point as described herein, a person or entity, together with related persons or entities, may not exercise subscription rights (including the over-subscription privilege) to purchase shares of our common stock in this public rights offering that would result in such person or entity, together with any related persons or entities, owning more than 4.99% of our issued and outstanding shares of common stock upon the consummation of the rights offering, the Acquisition and the related transactions described herein. Without limiting the foregoing, we do not intend to accept any subscriptions pursuant to the basic subscription privilege, or over-subscriptions pursuant to the over-subscription privilege, if we believe such subscriptions or over-subscriptions may have an unfavorable effect on our ability to preserve the NOLs.
Record Date
5:00 p.m., New York City time, on September 15, 2014.
Expiration Date of the Rights Offering
5:00 p.m., New York City time, on October 17, 2014.
Use of Proceeds
The gross proceeds expected to be raised in the rights offering (including shares not otherwise sold in this public rights offering that are sold pursuant to the Backstop Commitments) is approximately $61.2 million. We intend to use the proceeds of the rights offering to fund, in part, the Acquisition, and to pay related fees and expenses. We intend to use any remaining proceeds for general corporate purposes.
Transferability of Rights
The subscription rights are transferable during the course of the rights offering. You may seek to sell or otherwise transfer your subscription rights through normal investment channels. See “The Rights Offering — Method of Transferring Rights.” We intend to list the subscription rights for trading on The Nasdaq Capital Market under the symbol “BIOFR” during the course of the rights offering. The subscription rights are a new issue of securities, however, and we cannot give you any assurance that the subscription rights will trade on The Nasdaq Capital Market, that a market for the rights will develop or, if a market does develop, whether it will be sustainable throughout the period when the rights are transferable or at what prices the rights will trade. See “Risk Factors — Risks Related to the Rights Offering” and “The Rights Offering — Transferability of and Market for Rights.”

Listing
Shares of our common stock are currently listed on The Nasdaq Capital Market under the symbol “BIOF.”
No Board Recommendation
Our board of directors is making no recommendation regarding your exercise of the subscription rights. You are urged to make your decision based on your own assessment of the Company, the Acquisition and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in shares of our common stock.
No Revocation or Change
Once you submit the rights certificate to exercise any subscription rights or, if you are a beneficial owner of shares of common stock that are registered in the name of a broker, dealer, custodian bank or other nominee, your subscription rights are exercised on your behalf by your nominee, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you subsequently learn information about the Company, the Acquisition or the rights offering that you consider to be unfavorable.
Condition
The completion of the rights offering will occur substantially simultaneously with, and is contingent upon, the completion of the Acquisition and the related transactions described herein.
Extension, Amendment and Termination
Subject to the provisions of the Transaction Agreement, we have the option to extend the period for exercising your subscription rights, although we do not presently intend to do so. If we extend the rights offering period, we will give oral or written notice to the subscription agent prior to the expiration of the rights offering and will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date of the rights offering. We reserve the right to amend or modify any other terms of the rights offering at any time. If we decide to extend, amend or modify the terms of the rights offering for any reason, subscriptions received prior to such extension, amendment or modification will remain irrevocable.
We will terminate the rights offering if the Transaction Agreement is terminated prior to the consummation of the Acquisition. The Transaction Agreement may be terminated by the Sellers following the occurrence of certain events including, without limitation, the failure of our stockholders to approve the Acquisition or the delisting of our common stock from The Nasdaq Capital Market. See “The Transactions — The Transaction Agreement.” In the event that the rights offering is terminated, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.
Material U.S. Federal Income Tax Consequences
You should not recognize income, gain or loss for U.S. federal income tax purposes in connection with the receipt or exercise of subscription rights to purchase shares of common stock in this offering, but if you sell or otherwise dispose of your subscription rights before the expiration date, you will recognize gain or loss. You are urged to consult your own tax advisor regarding the specific tax consequences to you in connection with your participation in the rights offering. See “Material U.S. Federal Income Tax Consequences.”
Registration Rights
At Closing, we will enter into a Registration Rights Agreement with each of the Sellers, each of the Backstop Parties and Third Point (each a “Registration Rights Agreement” and, together, the “Registration Rights Agreements”), pursuant to which we may be required to register the sale of shares of our common stock held by the Sellers, the Backstop Parties and Third Point and certain of their transferees. Under the Registration Rights Agreements, under certain circumstances and subject to certain restrictions, each of the Sellers, each of the Backstop Parties and Third Point will have the right to request us to register the sale of their shares of common stock and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. See “The Rights Offering — Registration Rights.”
Procedures for Exercising Rights
Record Holders. Subscription rights may be exercised by registered holders of shares of our common stock by completing and signing the rights certificate and delivering the completed and duly executed rights certificate, together with any required signature guarantees and the full subscription payment, to the subscription agent at the address set forth below under “The Rights Offering — Subscription Agent.” Completed rights certificates and related payments must be received by the subscription agent prior to 5:00 p.m., New York City time, on the expiration date.
Beneficial Owners. If you are a beneficial owner of shares of our common stock that are registered in the name of a broker, dealer, custodian bank or other nominee and you wish to exercise your subscription rights, you should instruct your broker, dealer, custodian bank or other nominee to exercise your subscription rights and deliver all documents and payment on your behalf prior to 5:00 p.m., New York City time, on the expiration date. We will ask your record holder to notify you of the rights offering. You should complete and return to your record holder the appropriate subscription documentation you receive from your record holder. Your subscription rights will not be considered exercised unless the subscription agent receives from your broker, dealer, custodian bank or other nominee all of the required documents and your full subscription payment prior to 5:00 p.m., New York City time, on the expiration date.
Nominees. Nominees, such as brokers, dealers, custodian banks or other nominees, who hold shares of common stock for the account of others, should notify the respective beneficial owners as soon as possible to ascertain the beneficial owners’ intentions and to obtain instructions with respect to the subscription rights. If the beneficial owner so instructs, the nominee should exercise the subscription rights on behalf of the beneficial owner and deliver all documents and payment prior to 5:00 p.m., New York City time, on the expiration date.

Subscription Agent and Information Agent
Broadridge Corporate Issuer Solutions, Inc.
Fees and Expenses
We will pay all fees and expenses of the subscription agent and the information agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights.
Risk Factors
An investment in the subscription rights or our common stock involves a high degree of risk. You should carefully consider the risks described under “Risk Factors” before purchasing or exercising subscription rights.
Questions
If you have any questions regarding completing a rights certificate or submitting payment in the rights offering, please contact our information agent for the rights offering, Broadridge Corporate Issuer Solutions, Inc., at (855) 627-5082.

Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information included in this prospectus, before making an investment decision in the rights offering.

Risks Related to the Rights Offering

Your equity interest in us may be diluted as a result of the rights offering, the consummation of the Acquisition and the related transactions described herein.

We expect that the rights offering will result in our issuance of approximately 12,247,393 shares of common stock. The subscription price per share, which is $5.00, represents a significant discount to the market price of our common stock at the time of determination and as of a recent date prior to the date of this prospectus. The rights price represented an approximately 53.9% discount to the closing price of our common stock on September 15, 2014. In addition, Greenlight and Third Point have entered into the Greenlight Commitment Agreement and the Third Point Commitment Agreement with us, respectively, which requires them, subject to certain conditions, to fully exercise their basic subscription privileges (and, in the case of Third Point, to fully exercise its over-subscription privilege up to the Third Point Ownership Threshold). Further, Third Point and the Backstop Parties have severally agreed, subject to certain conditions, to purchase substantially simultaneously with the completion of this public rights offering, in the aggregate, all of the available shares not otherwise sold in the rights offering following the exercise of all other holders’ basic subscription privileges and over-subscription privileges. See “The Rights Offering.”

As a result, holders who do not fully exercise their subscription privileges should expect that they will, at the completion of the rights offering, own a smaller proportional equity interest in us than would be the case had they fully exercised their subscription rights. Additionally, we will issue shares of our common stock to the Sellers in connection with the completion of the Acquisition, which will reduce your ownership interest in us even if you fully exercise your subscription rights. See “Dilution.”

The rights price determined for the rights offering is not necessarily an indication of the fair value of the shares of our common stock.

The rights price will represent a significant discount to the market price of our common stock at the time of determination, but is not necessarily related to our book value, net worth or any other established criteria of value either before or after the Acquisition. You should not consider the rights price to be an indication of the fair value of the shares offered in the rights offering. We cannot assure you that you will be able to sell the common stock purchased pursuant to the rights offering at a price that is equal to or greater than $5.00. Further, if a substantial number of subscription rights are exercised and the holders of the shares received upon exercise of those rights choose to sell some or all of those shares, the resulting sales could depress the market price of our common stock after the completion of the rights offering.

You may not revoke your subscription exercise and could be committed to buying shares of common stock.

Once you exercise your subscription rights, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you subsequently learn information about us, the rights offering or the Acquisition that you consider to be unfavorable. If you exercise your subscription rights and, afterwards, the market price of our common stock decreases below the rights price, you will have committed to purchase shares of common stock at a price above the prevailing market price of our common stock. Our common stock is traded on The Nasdaq Capital Market under the symbol “BIOF,” and the closing sales price of our common stock on The Nasdaq Capital Market on September 15, 2014 was $10.84 per share. The rights price is $5.00 per share. The rights price, together with the number of shares of common stock we propose to issue and ultimately will issue if the rights offering is completed, may result in a decrease in the market price of our common stock.

No prior market exists for the subscription rights and a liquid and reliable market for the subscription rights may not develop.

Although the subscription rights issued in the rights offering are transferable and we intend to list them for trading on The Nasdaq Capital Market during the course of the rights offering, we cannot give any assurance that the subscription rights will trade on The Nasdaq Capital Market, that an active market for the subscription rights will develop or be maintained during the course of the rights offering or, if a market does develop, the prices at which the subscription rights will trade. You may have difficulty selling your subscription rights should you decide to do so. Any market price of our subscription rights may not necessarily bear any relationship to our book value, assets, past results of operations, financial condition or any other established criteria of value, and may not be indicative of the market price for shares of our common stock in the future.

We will terminate the rights offering if the Transaction Agreement is terminated prior to the consummation of the Acquisition. If we terminate the rights offering, the only obligation to you that we or the subscription agent will have will be to return your subscription payments.

We will terminate the rights offering if the Transaction Agreement is terminated prior to the consummation of the Acquisition. The Transaction Agreement may be terminated by the Sellers following the occurrence of certain events including, without limitation, the failure of our stockholders to approve the Acquisition or the delisting of our common stock from The Nasdaq Capital Market. See “The Transactions —  The Transaction Agreement.” If we terminate the rights offering, all subscription rights will expire without value and the only obligation that we or the subscription agent will have with respect to subscription rights that have been exercised will be to return any subscription payments the subscription agent has received, without interest, as soon as practicable. See “The Rights Offering — Termination.”

If you acquire subscription rights, you may suffer a complete loss of your investment.

We will terminate the rights offering if the Transaction Agreement is terminated prior to the consummation of the Acquisition. The Transaction Agreement may be terminated by the Sellers following the occurrence of certain events including, without limitation, the failure of our stockholders to approve the Acquisition or the delisting of our common stock from The Nasdaq Capital Market. See “The Transactions —  The Transaction Agreement.”

We intend to list the subscription rights for trading on The Nasdaq Capital Market during the course of the rights offering. If you acquire subscription rights in the open market or otherwise and the rights offering is not consummated, the purchase price you paid for any subscription rights you have purchased will not be refunded to you. Accordingly, you may suffer a complete loss of your investment if you acquire subscription rights.

If you do not act promptly and properly exercise your rights prior to the expiration of the rights offering, your exercise of subscription rights will be rejected.

Holders that desire to purchase shares of common stock in the rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration of the rights offering at 5:00 p.m., New York City time, on October 17, 2014. If you are a beneficial holder, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the subscription agent prior to the expiration of the rights offering. We are not responsible if your broker, dealer, custodian bank or other nominee fails to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration of the rights offering. If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise of rights prior to the expiration of the rights offering, the subscription agent will reject your subscription or may accept it only to the extent of the payment received. Neither we nor the subscription agent undertake to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

If you exercise your over-subscription rights, we cannot guarantee that you will receive any or all of the amounts of common stock for which you over-subscribe and, in certain circumstances, your ability to over-subscribe could be reduced.

Holders who fully exercise their basic subscription privilege will be entitled to subscribe for an additional amount of common stock equal to up to 100% of the shares of common stock for which such holder was otherwise entitled to subscribe. We can provide no assurance that you will actually be entitled to purchase the number of shares of common stock you subscribe to purchase pursuant to your over-subscription privilege. There may not be shares available for you to purchase pursuant to your over-subscription privilege, either because all holders exercised their basic subscription rights or because other holders (including Third Point, which has an over-subscription priority up to the Third Point Ownership Threshold) have also exercised their over-subscription privileges such that there are more over-subscription requests than there are shares available following the basic subscriptions. If insufficient shares of common stock are available to fully satisfy the over-subscription privilege requests of all holders, after satisfaction of Third Point’s over-subscription priority up to the Third Point Ownership Threshold, the available unsubscribed shares of common stock will be distributed proportionately among those holders who exercised their over-subscription privileges based on the number of shares of common stock each holder subscribed to purchase pursuant to his or her over-subscription privilege.

You may be unable to resell any shares of our common stock that you purchase pursuant to the exercise of subscription rights immediately upon expiration of the rights offering period, or you may be unable to sell such shares at a price equal to or greater than the subscription price.

If you exercise subscription rights, you may not be able to resell the shares of our common stock purchased by exercising your subscription rights until you, or your broker, dealer, custodian bank or other nominee, if applicable, have received those shares. Moreover, you will have no rights as a stockholder of the shares you purchased in the rights offering until we issue the shares to you. Although we will endeavor to issue a direct registration account statement representing those shares as soon as practicable after completion of the rights offering, there may be a delay of up to five business days between the expiration date of the rights offering and the time that the rights offering is completed, the Acquisition is consummated and the shares are issued pursuant to the rights offering. In addition, we cannot assure you that, following the exercise of your subscription rights, you will be able to sell the shares of our common stock you purchased in the rights offering at a price equal to or greater than the subscription price.

Risks Related to Ownership of Our Common Stock

The price of our common stock may continue to be volatile.

The trading price of our common stock is highly volatile and could be subject to future fluctuations in response to a number of factors beyond our control. In recent years the stock market has experienced significant price and volume fluctuations. These fluctuations may be unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company or its performance, and those fluctuations could materially reduce our common stock price.

The subscription price per share, which is $5.00, represents a significant discount to the market price of our common stock at the time of determination. The rights price represented an approximately 53.9% discount to the closing price of our common stock on September 15, 2014. The rights offering and its terms, including the subscription price per share, together with the number of shares of common stock we could issue if the rights offering is completed, may result in an immediate decrease in the market price of our common stock. This decrease may continue after the completion of the rights offering. If that occurs, your purchase of shares of our common stock in the rights offering may be at a price greater than the prevailing market price. Further, if a substantial number of holders of shares of our common stock received upon exercise of subscription rights choose to sell some of all of such shares, the resulting sales could depress the market price of our common stock.

Certain large stockholders own a significant percentage of our shares and exert significant influence over us. Their interests may not coincide with yours and they may make decisions with which you may disagree.

Following the consummation of the Acquisition, we expect Greenlight, Third Point and the Brickman Parties to control approximately 49.9%, 16.7% and 8.4%, respectively, of the voting power of the Company assuming that Third Point acquires the maximum number of shares under the Third Point Commitment Letter. These large stockholders, acting together, could determine substantially all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a sale or other change of control transaction involving the Company. In addition, this concentration of ownership may delay or prevent a change in control of our company and make some transactions more difficult or impossible without the support of these stockholders. The interests of these stockholders may not always coincide with our interests as a company or the interests of other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements that you would not approve or make decisions with which you may disagree.

Greenlight, our largest stockholder, will also be our largest creditor. Greenlight will exert a significant influence over us and its interest as a creditor may not coincide with our interest as a company or your interest as a stockholder.

Following the consummation of the Acquisition, we expect Greenlight to control approximately 49.9% of the voting power of the Company. In connection with the Acquisition, we expect to incur up to $150 million of indebtedness from Greenlight. As our largest creditor, Greenlight may have interests that may not always coincide with our interests as a company or the interests of our stockholders generally. As our largest stockholder, Greenlight will exert a significant influence over us, which may cause us to enter into transactions or agreements, or to otherwise take actions, that you would not approve or make decisions with which you may disagree.

We do not intend to pay dividends on our common stock.

We have not paid any dividends since our inception and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any payment of future dividends will be at the discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that the board of directors deems relevant. Investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

Our common stock could be delisted from The Nasdaq Capital Market, which could negatively impact the price of our common stock and our ability to access the capital markets.

Our common stock is currently listed on The Nasdaq Capital Market under the symbol “BIOF.” On May 8, 2014, we received a letter from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Staff believes the Company is a “public shell” and the continued listing of its securities is no longer warranted. Therefore, in accordance with Nasdaq Listing Rule 5101, the Staff determined to apply more stringent criteria for the continued listing of the Company’s securities and to suspend trading of our common stock and remove our securities from listing and registration on Nasdaq.

The Company timely appealed the Staff’s determination to a Nasdaq Hearings Panel (the “Panel”), which, on July 1, 2014, granted the Company an exception to the continued listing standards until November 4, 2014, which is 180 days from the date we received the delisting letter from the Staff. If we do not consummate the Acquisition on or prior to November 4, 2014, our common stock could be delisted from The Nasdaq Capital Market, which could negatively impact the price of our common stock and our ability to access the capital markets. Although the delisting of our common stock from The Nasdaq Capital Market would allow the Sellers to terminate the Transaction Agreement, we cannot assure you that they would do so. Further, although the Transaction Agreement gives us and the Sellers the right to terminate the Transaction Agreement if the Acquisition is not consummated on or before November 4, 2014, we and the Sellers could nevertheless agree to consummate the Acquisition and the related transactions, including the rights offering, after such date. If the Transaction Agreement is not terminated and the Acquisition is consummated, the rights offering will not be canceled, regardless of whether our common stock is delisted from The Nasdaq Capital Market.

Certain large stockholders’ shares may be sold into the market in the future, which could cause the market price of our common stock to decrease significantly.

Following the consummation of the rights offering, the Acquisition and the related transactions described herein, we expect that all or a significant portion of our common stock held by Greenlight, Third Point and the Brickman Parties will be “restricted securities” within the meaning of the federal securities laws because they were acquired from us on a private, non-registered basis. In addition, any shares purchased by the Backstop Parties pursuant to the Backstop Commitments will be restricted securities because they will have been acquired from us on a private, non-registered basis. We have entered into registration rights agreements with each of these parties, however, that give these parties the right to require us to register the resale of their shares. If these holders sell substantial amounts of these shares, the price of our common stock could decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities.

Risk Related to Our Tax Asset, Indebtedness and Organizational Structure

Our ability to use net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes may be limited as a result of the rights offering, the Acquisition and the related transactions described herein, or of prior or future acquisitions of our common stock.

As of June 30, 2014, we reported federal net operating loss carryforwards of approximately $181.3 million, which will begin to expire if not used by December 31, 2029.

For accounting purposes, a valuation allowance is required to reduce our potential deferred tax assets if it is determined that it is more likely than not that all or some portion of such assets will not be realized due to the lack of sufficient taxable income. Our financial statements currently provide a full valuation allowance against all of our NOL carryforwards.

Our ability to utilize our tax attributes, such as NOL carryforwards and tax credits (“Tax Attributes”), will be subject to significant limitation for federal income tax purposes if we undergo an “ownership change” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). For this purpose, an ownership change generally occurs, as of any “testing date” (as defined under Section 382 of the Code), if our “5-percent shareholders” have collectively increased their ownership in BioFuel Energy Corp. stock by more than 50 percentage points over their lowest percentage ownership at any time during the relevant testing period, which generally begins the later of either January 1, 2008 or three years preceding the relevant testing date. In general, our 5-percent shareholders would include any (i) individual who owns 5% or more (directly, indirectly or constructively) of BioFuel Energy Corp. stock and (ii) “public groups” who own BioFuel Energy Corp. stock (even in certain cases if they own less than 5% of BioFuel Energy Corp. stock) or stock in higher tier entities who own 5% or more (directly, indirectly or constructively) of BioFuel Energy Corp. stock. A “public group” generally consists of a group of persons each of whom owns (directly, indirectly or constructively) less than 5% of BioFuel Energy Corp. stock. An ownership change may therefore occur following substantial changes in the direct or indirect ownership of our outstanding stock by one or more 5-percent shareholders over this period.

If we were to experience an ownership change, Section 382 of the Code imposes an annual limitation on the amount of our post-change taxable income that may be offset by our pre-change Tax Attributes. The limitation imposed by Section 382 of the Code for any post-change year is generally determined by multiplying the value of BioFuel Energy Corp. stock immediately before the ownership change by the applicable long-term tax-exempt rate. Any unused annual limitation may, subject to certain limits, be carried over to later years.

It is unclear whether all or a portion of our Tax Attributes are or will be subject to a limitation under Section 382 of the Code following the rights offering, either as a result of an ownership change experienced by us in the past or an ownership change to be experienced by us on account of the rights offering, the Acquisition and the related transactions. The determination of whether the rights offering would result in an ownership change under Section 382 of the Code depends, in part, on the number of shares of common stock actually purchased in the rights offering and pursuant to the Additional Equity Investment and the Backstop Commitments, prior ownership shifts involving 5-percent shareholders and the effect of the Acquisition and the related transactions in conjunction with the rights offering.

Certain limitations are being imposed on the exercise of subscription rights (including the over-subscription privilege) and in the Third Point Commitment Agreement, the Backstop Commitment and the structure of the Acquisition in order to minimize the impact of these transactions on our ownership change calculation.

Even if the rights offering, the Acquisition and the related transactions do not result in an ownership change under Section 382 of the Code, it is possible that future changes in the ownership of BioFuel Energy Corp. stock by 5-percent shareholders, including certain changes in the ownership of any entity that owns 5% or more of BioFuel Energy Corp. stock, will result in an ownership change under Section 382 of the Code.

To reduce the likelihood of an ownership change, our board of directors has implemented the Section 382 rights agreement described herein and, in connection with the consummation of the Acquisition, we intend to amend our Charter to add customary transfer and ownership limitations regarding preservation of the Company’s NOLs. See “Description of Capital Stock — Series B Junior Participating Preferred Stock” and “The Transactions — The Charter Amendment.”

Our ability to use our Tax Attributes will also depend on the amount of taxable income we generate in future periods. Our Tax Attributes may expire before we can generate sufficient taxable income to utilize them in full.

Our substantial debt could adversely affect our business, financial condition or results of operations and prevent us from fulfilling our debt-related obligations.

Following the consummation of the Acquisition and the related transactions described herein, we will have a substantial amount of debt. The total principal amount of our debt following the Acquisition could be as high as $150 million (not including debt at the JBGL entity level relating to property acquisitions and development). Our substantial debt could have important consequences for the holders of our common stock, including:

•	making it more difficult for us to satisfy our obligations with respect to our debt or to our trade or other creditors;
•	increasing our vulnerability to adverse economic or industry conditions;
•	limiting our ability to obtain additional financing to fund capital expenditures and acquisitions, particularly when the availability of financing in the capital markets is limited;
•	requiring a substantial portion of our cash flows from operations and the proceeds of any capital markets offerings for the payment of interest on our debt and reducing our ability to use our cash flows to fund working capital, capital expenditures, acquisitions and general corporate requirements; and
•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us through capital markets financings or otherwise in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before its maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. In addition, we may incur additional indebtedness in order to finance our operations or to repay existing indebtedness. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional debt or equity or reducing or delaying capital expenditures, property acquisitions or developments, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all, or on terms that would be advantageous to our stockholders or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements. Pursuant to the Commitment Letter, if an event of default occurs under the documentation governing the new term loan facility we intend to enter upon the consummation of the Acquisition, the lenders may accelerate our repayment obligations and/or exercise other remedies under the facility.

Provisions in our charter documents may delay or prevent our acquisition by a third party or may reduce the value of your investment.

Some provisions in our Charter and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder may deem to be in his or her best interest. For example, our board of directors may determine the rights, preferences, privileges and restrictions of unissued series of preferred stock without any vote or action by our stockholders. In addition, stockholders must provide advance notice to nominate directors or to propose business to be considered at a meeting of stockholders and may not take action by written consent. Additionally, our board of directors adopted the 382 Rights Agreement described herein under “Description of Capital Stock — Series B Junior Participating Preferred Stock” and, following the consummation of the Acquisition and the Charter Amendment, we expect that our Charter will contain transfer restrictions intended to prevent future acquisitions of our common stock that would limit our ability to use the NOLs. The existence of these provisions could also limit the price that investors may be willing to pay in the future for shares of our common stock.

Risks Related to JBGL’s Business and Industry

The homebuilding industry is cyclical. A severe downturn in the industry, such as the one experienced in 2006 through 2011, could adversely affect JBGL’s business, results of operations and stockholder’s equity.

The residential homebuilding industry is cyclical and is highly sensitive to changes in general economic conditions such as levels of employment, consumer confidence and income, availability of financing for acquisitions, construction and permanent mortgages, interest rate levels, inflation and demand for housing. Since early 2006, the U.S. housing market has been negatively impacted by declining consumer confidence, restrictive mortgage standards and large supplies of foreclosures, resales and new homes, among other factors. When combined with a prolonged economic downturn, high unemployment levels, increases in the rate of inflation and uncertainty in the U.S. economy, these conditions have contributed to decreased demand for housing, declining sales prices and increasing pricing pressure. While national data indicate that the overall demand for new homes improved during 2012 and 2013, in the event that the current recovery stalls or reverses and these economic and business trends continue or decline further, JBGL could experience declines in the market value of its inventory and demand for its lots, homes and construction loans, which could have a material adverse effect on its business, prospects, liquidity, financial condition and results of operations.

JBGL’s operating performance is subject to risks associated with the real estate industry.

Real estate investments are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond JBGL’s control. Certain events may decrease cash available for operations, as well as the value of JBGL’s real estate assets. These events include, but are not limited to:

•	adverse changes in international, national or local economic and demographic conditions;
•	adverse changes in financial conditions of buyers and sellers of properties, particularly residential homes and land suitable for development of residential homes;
•	competition from other real estate investors with significant capital, including other real estate operating companies and developers and institutional investment funds;
•	fluctuations in interest rates, which could adversely affect the ability of homebuyers to obtain financing on favorable terms or at all;
•	unanticipated increases in expenses, including, without limitation, insurance costs, development costs, real estate assessments and other taxes and costs of compliance with laws, regulations and governmental policies; and
•	changes in enforcement of laws, regulations and governmental policies, including, without limitation, health, safety, environmental, zoning and tax laws.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in the purchase of homes or an increased incidence of home order cancellations. If JBGL cannot successfully implement its business strategy, its business, prospects, liquidity, financial condition and results of operations will be adversely affected.

Further, acts of war, any outbreak or escalation of hostilities between the United States and any foreign power or acts of terrorism may cause disruption to the U.S. economy, or the local economies of the markets in which JBGL operates, cause shortages of building materials, increase costs associated with obtaining building materials, result in building code changes that could increase costs of construction, affect job growth and consumer confidence or cause economic changes that JBGL cannot anticipate, all of which could reduce demand for JBGL’s lots, homes and construction loans and adversely impact its business, prospects, liquidity, financial condition and results of operations.

JBGL’s business and financial results could be adversely affected by significant inflation or deflation.

Inflation can adversely affect JBGL’s homebuilding operations by increasing costs of land, financing, materials, labor and construction. While JBGL attempts to pass on cost increases to customers through increased prices, in a weak housing market, JBGL may not be able to offset cost increases with higher selling prices. In addition, significant inflation is often accompanied by higher interest rates, which have a negative impact on housing demand. In a highly inflationary environment, depending on industry and other economic conditions, JBGL may be precluded from raising home prices enough to keep up with the rate of inflation, which could reduce its profit margins. Moreover, with inflation, the costs of capital increase and the purchasing power of JBGL’s cash resources could decline. Current or future efforts by the government to stimulate the economy may increase the risk of significant inflation and its adverse impact on JBGL’s business or financial results.

Alternatively, a significant period of deflation could cause a decrease in overall spending and borrowing levels. This could lead to a further deterioration in economic conditions, including an increase in the rate of unemployment. Deflation could also cause the value of JBGL’s inventories to decline or reduce the value of existing homes below the related mortgage loan balance, which could potentially increase the supply of existing homes and have a negative impact on JBGL’s results of operations.

JBGL is dependent on the continued availability and satisfactory performance of subcontractors, which, if unavailable, could have a material adverse effect on its business.

JBGL and its homebuilding subsidiaries conduct their land development and construction operations only as a general contractor. Virtually all land development and construction work is performed by unaffiliated third-party subcontractors. As a consequence, the timing and quality of the development of JBGL’s land and the construction of its homes depends on the availability and skill of its subcontractors. There may not be sufficient availability of and satisfactory performance by these unaffiliated third-party subcontractors in the markets in which JBGL operates. In addition, inadequate subcontractor resources could have a material adverse effect on JBGL’s business.

JBGL has recently experienced labor shortages and increased labor costs in both the DFW and Atlanta markets. These labor shortages have resulted in higher wages for subcontractors, construction workers frequently moving between jobs for higher pay, increased prices and delays in projects.

Labor and raw material shortages and price fluctuations could delay or increase the cost of land development and home construction, which could materially and adversely affect JBGL.

The residential construction industry experiences labor and raw material shortages from time to time, including shortages in qualified tradespeople and supplies of insulation, drywall, cement, steel and lumber. These labor and raw material shortages can be more severe during periods of strong demand for housing or if either of the regions in which JBGL operates experiences a natural disaster that has a significant impact on existing residential and commercial structures. The cost of labor and raw materials may also be adversely affected during periods of shortage or high inflation. During the recent economic downturn, a large number of qualified tradespeople went out of business or otherwise exited the market in the DFW and Atlanta regions.

This reduction in available tradespeople exacerbated labor shortages as demand for new housing increased in these markets. Shortages and price increases could cause delays in, and increase JBGL’s costs of, land development and home construction, which in turn could have a material adverse effect on its business, prospects, liquidity, financial condition and results of operations.

Failure to recruit, retain and develop highly skilled, competent employees may have a material adverse effect on JBGL’s business and results of operations.

Key employees, including management team members at both the corporate and homebuilder subsidiary levels, are fundamental to JBGL’s ability to obtain, generate and manage opportunities. If any of the management team members were to cease employment with JBGL, its results of operations could suffer. JBGL’s ability to retain its management team or to attract suitable replacements should any members of its management team leave is dependent on the competitive nature of the employment market. The loss of services from key management team members or a limitation in their availability could materially and adversely impact JBGL’s business, prospects, liquidity, financial condition and results of operations. Further, such a loss could be negatively perceived in the capital markets. In addition, JBGL does not maintain key person insurance in respect of any member of its senior management team.

In addition, key employees working in the land development, homebuilding and construction industries are highly sought after. Experienced employees in the homebuilding, land acquisition and construction industries are fundamental to JBGL’s ability to generate, obtain and manage opportunities. In particular, local knowledge and relationships are critical to JBGL’s ability to source attractive land acquisition opportunities. Failure to attract and retain such personnel or to ensure that their experience and knowledge is not lost when they leave the business through retirement, redundancy or otherwise may adversely affect the standards of JBGL’s service and may have an adverse impact on its business, financial conditions and results of operations.

JBGL’s long-term success depends on its ability to acquire undeveloped land, partially-finished developed lots and finished lots suitable for residential homebuilding at reasonable prices, in accordance with its land investment criteria.

The homebuilding industry is highly competitive for suitable land and the risk inherent in purchasing and developing land increases as consumer demand for housing increases. The availability of finished and partially-finished developed lots and undeveloped land for purchase that meet JBGL’s investment criteria depends on a number of factors outside its control, including land availability in general, competition with other homebuilders and land buyers, inflation in land prices, zoning, allowable housing density, the ability to obtain building permits and other regulatory requirements. Should suitable land or lots become more difficult to locate or obtain, the number of lots JBGL may be able to develop and sell could decrease, the number of homes JBGL may be able to build and sell could be reduced and the cost of land could increase, perhaps substantially, which could adversely impact JBGL’s results of operations.

As competition for suitable land increases, the cost of acquiring both finished and undeveloped lots and the cost of developing owned land could rise and the availability of suitable land at acceptable prices may decline, which could adversely impact JBGL’s financial results. The availability of suitable land assets could also affect the success of JBGL’s land acquisition strategy, which may impact its ability to increase the number of actively selling communities, to grow its revenues and margins and to achieve or maintain profitability.

If JBGL is unable to develop communities successfully or within expected timeframes, JBGL’s results of operations could be adversely affected.

Before a community generates any revenue, time and material expenditures are required to acquire and prepare land, finish and entitle lots, obtain development approvals, pay taxes and construct significant portions of project infrastructure, amenities, model homes and sales facilities. It can take several years from the time that JBGL acquires control of a property to the time that JBGL makes its first home sale on the site. Delays in the development of communities expose JBGL to the risk of changes in market conditions for homes. A decline in JBGL’s ability to develop and market its communities successfully and to generate positive cash flow from these operations in a timely manner could have a material adverse effect on JBGL’s business and results of operations and on JBGL’s ability to service its debt and to meet its working capital requirements.

Because real estate investments are relatively illiquid, JBGL’s ability to promptly sell one or more properties for reasonable prices in response to changing economic, financial and investment conditions may be limited and it may be forced to hold non-income producing properties for extended periods of time.

Real estate investments are relatively difficult to sell quickly. As a result, JBGL’s ability to promptly sell one or more properties in response to changing economic, financial and investment conditions is limited and it may be forced to hold non-income producing assets for an extended period of time. JBGL cannot predict whether it will be able to sell any property for the price or on the terms that it sets or whether any price or other terms offered by a prospective purchaser would be acceptable to it. JBGL also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

JBGL depends on the success of its controlled homebuilding subsidiaries.

JBGL participates in the homebuilding business through subsidiaries in which it owns a 50% controlling interest, which we refer to as its “builders.” JBGL has entered into arrangements with these builders in order to take advantage of the local knowledge and relationships of the builders, acquire attractive land positions and brand images, manage its risk profile and leverage its capital base. The viability of JBGL’s participation in the homebuilding business depends on its ability to maintain good relationships with its builders. JBGL’s builders are focused on maximizing the value of their operations and working with a partner that can help them be successful. The effectiveness of JBGL’s management, the value of its expertise and the rapport it maintains with its builders are important factors for new builders considering doing business with JBGL and may affect JBGL’s ability to attract customers, subcontractors, employees or others upon whom its business, financial condition and results of operations ultimately depend. Further, JBGL’s relationships with its builders generate additional business opportunities that support its growth. If JBGL is unable to maintain good relationships with its builders, it may be unable to fully take advantage of existing agreements or expand its relationships with these builders. Additionally, JBGL’s opportunities for developing new relationships with additional builders may be adversely impacted.

JBGL sells lots to its builders for their homebuilding operations and provides them loans to finance home construction. If JBGL’s builders fail to successfully execute their business strategies for any reason, they may be unable to purchase lots from JBGL, repay outstanding construction finance loans made by JBGL or borrow from JBGL in the future, any of which could negatively impact JBGL’s business, financial condition and results of operations.

If JBGL is required to either repurchase or sell a substantial portion of the equity interest in its controlled homebuilding subsidiaries, JBGL’s capital resources and financial condition could be adversely affected.

The operating agreements governing two of JBGL’s controlled homebuilding subsidiaries contain buy-sell provisions that may be triggered in certain circumstances. In the event that a buy-sell event occurs, JBGL’s builder will have the right to initiate a buy-sell process, which may happen at an inconvenient time for JBGL. In the event the buy-sell provisions are exercised at a time when JBGL lacks sufficient capital to purchase the remaining equity interest, JBGL may elect to sell its equity interest in the entity. If JBGL is forced to sell its equity interest, it will no longer benefit from the future operations of the applicable entity. If a buy-sell provision is exercised and JBGL elects to purchase the interest in an entity that it does not already own, JBGL may be obligated to expend significant capital in order to complete such acquisition, which may result in JBGL being unable to pursue other investments or opportunities. If either of these events occurs, JBGL’s revenue and net income could decline or JBGL may not have sufficient capital necessary to implement its growth strategy.

JBGL’s geographic concentration could materially and adversely affect it if the homebuilding industry in its current markets should decline.

JBGL’s business strategy is focused on the development of land, the issuance of construction finance loans and the design, construction and sale of single-family detached and attached homes in the DFW and Atlanta markets, as well as the eventual entry into other geographic markets. In DFW, JBGL principally operates in the counties of Dallas, Collin and Denton. In Atlanta, it principally operates in the counties of Fulton, Gwinnett, Cobb, Forsyth and Dekalb. Because JBGL’s operations are concentrated in these areas, a prolonged economic downturn in one or more of these areas could have a material adverse effect on its business, prospects, liquidity, financial condition and results of operations, and a disproportionately greater impact on JBGL than other homebuilders with more diversified operations. Further, slower rates of population growth or population declines in the DFW or Atlanta markets, especially as compared to the high population growth rates in prior years, could affect the demand for housing, causing home prices in these markets to fall and adversely affect JBGL’s business, financial condition and results of operations.

JBGL’s developments are subject to extensive government regulation, which could cause it to incur significant liabilities or restrict its business activities.

JBGL’s developments are subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters that impose restrictive zoning and density requirements, the result of which is to limit the number of homes that can be built within the boundaries of a particular area. Projects that are not entitled may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain specific areas due to government regulations. JBGL may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or “slow-growth” or “no-growth” initiatives that could be implemented in the future. Local governments also have broad discretion regarding the imposition of development and service fees for projects in their jurisdiction. Projects for which JBGL has received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety and welfare issues, which can further delay these projects or prevent their development. As a result, lot and home sales could decline and costs could increase, which could have a material adverse effect on JBGL’s business, prospects, liquidity, financial condition and results of operations.

If the market value of JBGL’s land and homes drops significantly, its profits would decrease.

The market value of land, building lots and housing inventories can fluctuate significantly as a result of changing market conditions, and the measures JBGL employs to manage inventory risk may not be adequate to insulate its operations from a severe drop in inventory values. JBGL acquires land for replacement of land inventory and expansion within its current markets, and may in the future acquire land for expansion into new markets. If housing demand decreases below what JBGL anticipated when it acquired its inventory, it may not be able to generate profits consistent with those it has generated in the past and it may not be able to recover its costs when it sells lots and homes. When market conditions are such that land values are not appreciating, option arrangements previously entered into may become less desirable, at which time JBGL may elect to forego deposits and pre-acquisition costs and terminate such arrangements. In the face of adverse market conditions, JBGL may have substantial inventory carrying costs, may have to write down its inventory to its fair value in accordance with generally accepted accounting principles and/or may have to sell land or homes at a loss. Any material write-downs of assets, or sales at a loss, could have a material adverse effect on JBGL’s business, prospects, liquidity, financial condition and results of operations.

The terms and availability of mortgage financing can affect consumer demand for homes and the ability of consumers to complete the purchase of a home. Because most of JBGL’s homebuyers, and the homebuyers of those entities to whom JBGL sells lots, finance the purchase of their homes, unfavorable terms in, or the unavailability of, mortgage financing could materially and adversely affect JBGL.

JBGL’s business depends on the ability of its homebuyers, as well as the ability of those who buy homes from the homebuilding entities to which JBGL sells lots (JBGL’s “homebuilding customers”), to obtain financing for the purchase of their homes. Many of these homebuyers must sell their existing homes in order to buy a home from JBGL or its homebuilding customers. Since 2009, the U.S. residential mortgage market as a whole has experienced significant instability due to, among other things, defaults on subprime and other loans, resulting in the declining market value of such loans. In light of these developments, lenders, investors, regulators and other third parties questioned the adequacy of lending standards and other credit requirements for several loan programs made available to borrowers in recent years. This has led to tightened credit requirements and an increase in indemnity claims for mortgages. Deterioration in credit quality among subprime and other nonconforming loans has caused most lenders to eliminate subprime mortgages and most other loan products that do not conform to Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”), Federal Housing Administration (the “FHA”) or Veterans Administration (the “VA”) standards. Fewer loan products and tighter loan qualifications, in turn, make it more difficult for a borrower to finance the purchase of a new home or the purchase of an existing home from a potential “move-up” buyer who wishes to purchase a home from JBGL or its homebuilding customers. If potential buyers of JBGL’s or its homebuilding customers’ homes, or the buyers of those potential buyers’ existing homes, cannot obtain suitable financing, JBGL’s business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected.

Interest rate increases or changes in federal lending programs or other regulations could lower demand for JBGL’s lots, homes and construction finance loans, which could materially and adversely affect its business and results of operations.

Rising interest rates, decreased availability of mortgage financing or of certain mortgage programs, higher down payment requirements or increased monthly mortgage costs may lead to reduced demand for JBGL’s homes, lots and construction loans. Increased interest rates can also hinder JBGL’s ability to realize its backlog because certain of its home purchase contracts provide customers with a financing contingency. Financing contingencies allow customers to cancel their home purchase contracts in the event that they cannot arrange for adequate financing. As a result, rising interest rates can decrease JBGL’s home sales and mortgage originations. Any of these factors could have a material adverse effect on JBGL’s business, prospects, liquidity, financial condition and results of operations.

In addition, as a result of the turbulence in the credit markets and mortgage finance industry, the federal government has taken on a significant role in supporting mortgage lending through its conservatorship of Fannie Mae and Freddie Mac, both of which purchase home mortgages and mortgage-backed securities originated by mortgage lenders, and its insurance of mortgages originated by lenders through the FHA and the VA. The availability and affordability of mortgage loans, including consumer interest rates for such loans, could be adversely affected by a curtailment or cessation of the federal government’s mortgage-related programs or policies. The FHA may continue to impose stricter loan qualification standards, raise minimum down payment requirements, impose higher mortgage insurance premiums and other costs and/or limit the number of mortgages it insures. Due to growing federal budget deficits, the U.S. Treasury may not be able to continue supporting the mortgage-related activities of Fannie Mae, Freddie Mac, the FHA and the VA at present levels, or it may revise significantly the federal government’s participation in and support of the residential mortgage market. Further, in 2013 the Obama administration proposed the wind-down of Fannie Mae and Freddie Mac, a proposal recently supported by Julian Castro, the incoming Secretary of Housing and Urban Development. Because the availability of Fannie Mae, Freddie Mac, FHA- and VA-backed mortgage financing is an important factor in marketing and selling many of JBGL’s homes, any limitations, restrictions or changes in the availability of such government-backed financing could reduce JBGL’s home sales, which could have a material adverse effect on its business, prospects, liquidity, financial condition and results of operations.

Furthermore, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law. This legislation provides for a number of new requirements relating to residential mortgages and mortgage lending practices, many of which are to be developed further by implementing rules. These include, among others, minimum standards for mortgages and lender practices in making mortgages, limitations on certain fees and incentive arrangements, retention of credit risk and remedies for borrowers in foreclosure proceedings. The effect of these provisions on lending institutions will depend on the rules that are ultimately enacted. These requirements, however, as and when implemented, are expected to reduce the availability of loans to borrowers and/or increase the costs to borrowers to obtain such loans. Any such reduction could result in a decline of JBGL’s home sales, lot sales and construction finance loan portfolio which could materially and adversely affect its business and results of operations.

Any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions, which would have an adverse impact on JBGL.

The unemployment rate in the United States was 6.2% as of July 2014, according to the U.S. Bureau of Labor Statistics (“BLS”). In addition, the labor force participation rate reported by the BLS has been declining, from 66.2% in January 2008 to 62.9% in July 2014, potentially reflecting an increased number of “discouraged workers” who have left the labor force. People who are not employed, are underemployed, who have left the labor force or are concerned about the loss of their jobs are less likely to purchase new homes, may be forced to try to sell the homes they own and may face difficulties in making required mortgage payments. Therefore, any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and have an adverse impact on JBGL both by reducing demand for its homes, lots and construction loans and by increasing the supply of homes for sale.

Any limitation on, or reduction or elimination of, tax benefits associated with owning a home would have an adverse effect on the demand for JBGL’s homes, lots and construction loans, which could be material to its business.

Changes in federal income tax laws may affect demand for new homes. Current tax laws generally permit significant expenses associated with owning a home, primarily mortgage interest expense and real estate taxes, to be deducted for the purpose of calculating an individual’s federal, and in many cases state, taxable income. Various proposals have been publicly discussed to limit mortgage interest deductions and to limit the exclusion of gain from the sale of a principal residence. If such proposals were enacted without offsetting provisions, the after-tax cost of owning a new home would increase for many of JBGL’s potential customers and the potential customers of JBGL’s homebuilding customers. Enactment of any such proposal may have an adverse effect on the homebuilding industry in general, as the loss or reduction of homeowner tax deductions could decrease the demand for new homes.

The occurrence of severe weather or natural disasters could increase JBGL’s operating expenses and reduce its revenues and cash flows.

The climates and geology of the states in which JBGL operates, Georgia and Texas, present increased risks of severe weather and natural disasters. The occurrence of severe weather conditions or natural disasters can delay new home deliveries and lot development, reduce the availability of materials and/or negatively impact the demand for new homes in affected areas. For example, the winter of 2013 – 2014 brought severe weather conditions in the states in which JBGL operates, including extreme rain in Atlanta and abnormally low temperatures and icy conditions in the DFW region, which hindered land development and delayed home construction.

Further, to the extent that hurricanes, severe storms, earthquakes, tornadoes, droughts, floods, wildfires or other natural disasters or similar events occur, JBGL’s homes under construction or its building lots could be damaged or destroyed, which may result in losses exceeding JBGL’s insurance coverage. Any of these events could increase JBGL’s operating expenses, impair its cash flows and reduce its revenues.

High cancellation rates may negatively impact JBGL’s business.

JBGL’s backlog reflects the number and value of homes for which it has entered into non-contingent sales contracts with customers but not yet delivered. (While JBGL may accept sales contracts on a contingent basis in limited circumstances, such contracts are not included in JBGL’s backlog until the contingency is removed.) Although these sales contracts typically require a cash deposit and do not allow for the sale to be contingent on the sale of the customer’s existing home, a customer may in certain circumstances cancel the contract and receive a complete or partial refund of the deposit as a result of local laws or contract provisions. If home prices decline, the national or local homebuilding environment or general economy weakens, JBGL’s neighboring competitors reduce their sales prices (or increase their sales incentives), interest rates increase or the availability of mortgage financing tightens, homebuyers may have an incentive to cancel their contracts with JBGL, even where they might be entitled to no refund or only a partial refund. Significant cancellations could have a material adverse effect on JBGL’s business as a result of lost sales revenue and the accumulation of unsold housing inventory.

JBGL may not be able to compete effectively against competitors in the homebuilding, land development and financial services industries.

Competition in the land development and homebuilding industries is intense, and there are relatively low barriers to entry. Land developers and homebuilders compete for, among other things, customers, desirable land parcels, financing, raw materials and skilled labor. Increased competition could hurt JBGL’s business, as it could prevent JBGL from acquiring attractive land parcels for development and resale or homebuilding (or make such acquisitions more expensive), hinder JBGL’s market share expansion and lead to pricing pressures that adversely impact its margins and revenues. If JBGL is unable to compete successfully, its business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected. JBGL’s competitors may independently develop land and construct housing units that are superior or substantially similar to its products. Furthermore, a number of JBGL’s primary competitors are significantly larger, have a longer operating history and may have greater resources or lower cost of capital than JBGL’s. Accordingly, they may be able to compete more effectively in one or more of the markets in which JBGL operates. Many of these competitors also have longstanding relationships with subcontractors and suppliers in the markets in which JBGL operates. JBGL’s homebuilding business also competes for sales with individual resales of existing homes and with available rental housing.

JBGL’s construction financing business competes with other lenders, including national, regional and local banks and other financial institutions, some of which have greater access to capital or different lending criteria and may be able to offer more attractive financing to potential customers.

JBGL’s future growth may include additional strategic investments, joint ventures, partnerships and/or acquisitions of companies that may not be as successful as JBGL anticipates and could disrupt its ongoing businesses and adversely affect its operations.

JBGL’s investments in its homebuilding subsidiaries have contributed to its historical growth and similar investments may be a component of its growth strategy in the future. JBGL may make additional strategic investments, enter into new joint venture or partnership arrangements or acquire businesses, some of which may be significant. These endeavors may involve significant risks and uncertainties, including distraction of management from current operations, significant start-up costs, insufficient revenues to offset expenses associated with these new investments and inadequate return of capital on these investments, any of which may adversely affect JBGL’s financial condition and results of operations. JBGL’s failure to successfully identify and manage future investments, joint ventures, partnerships or acquisitions could harm its results of operations.

JBGL may be unable to obtain suitable bonding for the development of its housing projects.

JBGL is often required to provide bonds to governmental authorities and others to ensure the completion of its projects. As a result of market conditions, surety providers have been reluctant to issue new bonds and some providers are requesting credit enhancements (such as cash deposits or letters of credit) in order to maintain existing bonds or to issue new bonds. If JBGL is unable to obtain required bonds for its future projects, or if it is required to provide credit enhancements with respect to its current or future bonds, its business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected.

Difficulty in obtaining sufficient capital could result in an inability to acquire land for JBGL’s developments or increased costs and delays in the completion of development projects.

The homebuilding industry is capital-intensive and requires significant up-front expenditures to acquire land parcels and begin development. If internally generated funds are not sufficient, JBGL may seek additional capital in the form of equity or debt financing from a variety of potential sources, including additional bank financings and/or securities offerings. The availability of borrowed funds, especially for land acquisition and construction financing, may be greatly reduced nationally, and the lending community may require increased amounts of equity to be invested in a project by borrowers in connection with both new loans and the extension of existing loans. The credit and capital markets have recently experienced significant volatility. If JBGL is required to seek additional financing to fund its operations, continued volatility in these markets may restrict JBGL’s flexibility to access such financing. If JBGL is not successful in obtaining sufficient capital to fund its planned capital and other expenditures, it may be unable to acquire land for its housing developments and/or to develop the housing. Any difficulty in obtaining sufficient capital for planned development expenditures could also cause project delays and any such delay could result in cost increases. Any one or more of the foregoing events could have a material adverse effect on JBGL’s business, prospects, liquidity, financial condition and results of operations.

JBGL is subject to environmental laws and regulations, which may increase its costs, limit the areas in which it can build homes and develop land and delay completion of its projects.

JBGL is subject to a variety of local, state, federal and other statutes, ordinances, rules and regulations concerning the environment. The particular environmental laws that apply to any given homebuilding or development site vary according to multiple factors, including the site’s location, its environmental conditions and the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause JBGL to incur substantial compliance and other costs and can prohibit or severely restrict homebuilding and land development activity in environmentally sensitive regions or areas. In addition, in those cases where an endangered or threatened species is involved, environmental rules and regulations can result in the restriction or elimination of development in identified environmentally sensitive areas. From time to time, the United States Environmental Protection Agency and similar federal or state agencies review homebuilders’ compliance with environmental laws and may levy fines and penalties for failure to comply strictly with applicable environmental laws or impose additional requirements for future compliance as a result of past failures. Any such actions taken with respect to JBGL may increase its costs. Further, JBGL expects that increasingly stringent requirements will be imposed on homebuilders and land developers in the future. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber.

Under various environmental laws, current or former owners of real estate, as well as certain other categories of parties, may be required to investigate and clean up hazardous or toxic substances or petroleum product releases, and may be held liable to a governmental entity or to third parties for related damages, including for bodily injury, and for investigation and clean-up costs incurred by such parties in connection with the contamination.

A major health and safety incident relating to JBGL’s business could be costly in terms of potential liabilities and reputational damage.

Building sites are inherently dangerous, and operating in the homebuilding and land development industries poses certain inherent health and safety risks. Due to health and safety regulatory requirements and the number of projects JBGL works on, health and safety performance is critical to the success of all areas of its business. Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could generate significant negative publicity and have a corresponding impact on JBGL’s reputation, its relationships with relevant regulatory agencies or governmental authorities and its ability to attract employees, subcontractors and customers, which in turn could have a material adverse effect on its business, financial condition and results of operations.

Poor relations with the residents of its communities, or with local real estate agents, could negatively impact JBGL’s home sales, which could cause its revenues or results of operations to decline.

Residents of communities JBGL develops rely on it to resolve issues or disputes that may arise in connection with the operation or development of their communities. Efforts made by JBGL to resolve these issues or disputes could be deemed unsatisfactory by the affected residents and subsequent actions by these residents could adversely affect sales or JBGL’s reputation. In addition, JBGL could be required to make material expenditures related to the settlement of such issues or disputes or to modify its community development plans, which could adversely affect its results of operations.

Most of JBGL’s homebuying customers engage local real estate agents that are unaffiliated with JBGL in connection with their search for a new home. If JBGL does not maintain good relations with, and a good reputation among, these real estate agents, the agents may not encourage consumers to consider, or may actively discourage consumers from considering, JBGL’s communities, which could adversely affect its results of operations.

Information technology failures and data security breaches could harm JBGL’s business.

JBGL uses information technology and other computer resources to carry out important operational and marketing activities, as well as to maintain its business records, including information provided by its customers. Many of these resources are provided to JBGL and/or maintained on its behalf by third-party service providers pursuant to agreements that specify certain security and service level standards. JBGL’s ability to conduct its business may be impaired if these resources are compromised, degraded, damaged or fail, whether due to a virus or other harmful circumstance, intentional penetration or disruption of JBGL’s information technology resources by a third party, natural disaster, hardware or software corruption or failure or error (including a failure of security controls incorporated into or applied to such hardware or software), telecommunications system failure, service provider error or failure, intentional or unintentional personnel actions (including the failure to follow JBGL’s security protocols) or lost connectivity to networked resources. A significant and extended disruption in the functioning of these resources could damage JBGL’s reputation and cause it to lose customers, sales and revenue.

Product liability claims and litigation and warranty claims that arise in the ordinary course of business may be costly, which could adversely affect JBGL’s business.

As a homebuilder, JBGL is subject to construction defect and home warranty claims arising in the ordinary course of business. These claims are common in the homebuilding industry and can be costly. In addition, the costs of insuring against construction defect and product liability claims are high, and the amount of coverage offered by insurance companies is currently limited. This coverage may be further restricted and become more costly. If the limits or coverages of JBGL’s current and former insurance programs prove inadequate, or it is not able to obtain adequate, or reasonably priced, insurance against these types of claims in the future, or the amounts currently provided for future warranty or insurance claims are inadequate, JBGL may experience losses that could negatively impact its financial results.

JBGL’s business is seasonal in nature, so its quarterly results of operations may fluctuate.

Historically, the homebuilding industry experiences seasonal fluctuations in quarterly results of operations and capital requirements. JBGL typically experiences the highest new home order activity in spring and summer, although this activity is also highly dependent on the number of active selling communities, timing of new community openings and other market factors. Since it typically takes four to six months to construct a new home, JBGL delivers more homes in the second half of the year as spring and summer home orders convert to home deliveries. Because of this seasonality, homes starts, construction costs and related cash outflows have historically been highest in the second and third quarters, and the majority of cash receipts from home deliveries occurs during the second half of the year. JBGL expects this seasonal pattern to continue over the long-term, although it may also be affected by volatility in the homebuilding industry.

Additionally, weather-related problems may occur in the late winter and early spring, delaying starts or closings or increasing costs and reducing profitability. In addition, delays in opening new communities or new sections of existing communities could have an adverse impact on home sales and revenues. Expenses are not incurred and recognized evenly throughout the year. Because of these factors, JBGL’s quarterly results of operations may be uneven and may be marked by lower revenues and earnings in some quarters than in others.

Utility and resource shortages or rate fluctuations could have an adverse effect on JBGL’s operations.

The markets in which JBGL operates may in the future be subject to utility and resource shortages, including significant changes to the availability of electricity and water. Shortages of natural resources in JBGL’s markets, particularly of water, may make it more difficult for JBGL to obtain regulatory approval of new developments. JBGL has also experienced material fluctuations in utility and resource costs across its markets, and it may incur additional costs and may not be able to complete construction on a timely basis if such fluctuations arise. JBGL’s lumber inventory is particularly sensitive to these shortages. Furthermore, these shortages and rate fluctuations may adversely affect the regional economies in which JBGL operates, which may reduce demand for its homes, lots and construction loans and negatively affect its business and results of operations.

JBGL’s business and financial results could be adversely affected by the failure of persons who act on its behalf to comply with applicable regulations and guidelines.

Although JBGL expects all of its employees, officers and directors to comply at all times with all applicable laws, rules and regulations, there may be instances in which subcontractors or others through whom it does business engage in practices that do not comply with applicable regulations or guidelines. Should JBGL learn of practices relating to homes it builds, lots it develops or financing it provides that do not comply with applicable regulations or guidelines, it would move actively to stop the non-complying practices as soon as possible and would take disciplinary action with regard to employees who were aware of the practices and did not take steps to address them, including in some instances terminating their employment. However, regardless of the steps JBGL takes after it learns of practices that do not comply with applicable regulations or guidelines, JBGL can in some instances be subject to fines or other governmental penalties, and its reputation can be injured, due to the practices’ having taken place.

JBGL may become subject to litigation, which could materially and adversely affect JBGL.

In the future, JBGL may become subject to litigation, including claims relating to JBGL’s operations and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against JBGL, some of which are not, or cannot be, insured against. JBGL generally intends to vigorously defend itself. However, JBGL cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters may result in JBGL having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could adversely impact JBGL’s earnings and cash flows, thereby materially and adversely affecting JBGL. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of JBGL’s insurance coverage, which could materially and adversely impact JBGL, expose JBGL to increased risks that would be uninsured, and materially and adversely impact JBGL’s ability to attract directors and officers.

JBGL may suffer uninsured losses or suffer material losses in excess of insurance limits.

JBGL could suffer physical damage to property and liabilities resulting in losses that may not be fully recoverable by insurance. In addition, certain types of risks, such as personal injury claims, may be, or may become in the future, either uninsurable or not economically insurable, or may not be currently or in the future covered by JBGL’s insurance policies or otherwise be subject to significant deductibles or limits. Should an uninsured loss or a loss in excess of insured limits occur or be subject to deductibles, JBGL could sustain financial loss or lose capital invested in the affected property as well as anticipated future income from that property. In addition, JBGL could be liable to repair damage or meet liabilities caused by risks that are uninsured or subject to deductibles. JBGL may be liable for any debt or other financial obligations related to affected property. Material losses or liabilities in excess of insurance proceeds may occur in the future.

The requirements of being a public company may strain JBGL’s resources and distract its management, which could make it difficult to manage its business.

JBGL has been a privately-held company since it began operations in 2008. Following the consummation of the Acquisition and the related transactions described herein, JBGL will be required to comply with various regulatory and reporting requirements, including those required by the Securities and Exchange Commission (the “SEC”). Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to JBGL and could have a negative effect on its business, financial condition and results of operations.

As a public company, JBGL will be subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act of 2002 (as amended, the “Sarbanes-Oxley Act”). These requirements may place a strain on JBGL’s system and resources. The Exchange Act requires that JBGL file annual, quarterly and current reports with respect to its business and financial condition. The Sarbanes-Oxley Act requires that JBGL maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of its disclosure controls and procedures, JBGL may need to commit significant resources, hire additional staff and provide additional management oversight. JBGL will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining its growth also may require JBGL to commit additional management, operational and financial resources to identify new professionals to join JBGL and to maintain appropriate operation and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on JBGL’s business, financial condition and results of operations.

JBGL has identified material weaknesses in its internal control over financial reporting. Failure to establish and maintain effective internal control over financial reporting could have an adverse effect on JBGL’s business and results of operations.

Maintaining effective internal control over financial reporting is necessary for JBGL to produce reliable financial reports and is important in helping to prevent financial fraud. During the financial statement audit procedures conducted in connection with the preparation of JBGL’s combined and consolidated financial statements included in this prospectus, JBGL management and Grant Thornton, LLP, JBGL’s independent registered public accounting firm, identified material weaknesses in JBGL’s internal control over financial reporting. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of JBGL’s annual or interim financial statements will not be prevented or detected on a timely basis.

There can be no assurance that JBGL will be able to remediate these material weaknesses or that additional material weaknesses or significant deficiencies in JBGL’s internal control over financial reporting will not be identified in the future. Any failure to remediate material weaknesses or significant deficiencies noted by JBGL or its independent registered public accounting firm or to implement required new or improved controls or difficulties encountered in their implementation could cause JBGL to fail to meet its reporting obligations, result in material misstatements in its financial statements, result in harm to JBGL’s business and could cause investors to lose confidence in its reported financial information. The foregoing may result in a material adverse effect on JBGL’s business, prospects, liquidity, financial condition and results of operations and a decline in the trading price of the common stock. Failure to comply with Section 404 of the Sarbanes-Oxley Act and the related rules of the SEC could potentially subject JBGL to sanctions or investigations by the SEC, the Financial Industry Regulatory Authority or other regulatory authorities.

Forward-Looking Statements

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.” All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies or objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, any statements concerning the industry in which the Company now operates, or will in the future operate, or potential acquisitions (including the Acquisition), and any statements of assumptions underlying any of the foregoing. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “projects,” “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business. In addition, even if results are consistent with the forward-looking statements contained in this prospectus, those results may not be indicative of results or developments in subsequent periods. Furthermore, industry forecasts are likely to be inaccurate, especially over long periods of time and in industries particularly sensitive to market conditions such as homebuilding and builder finance.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Following the consummation of the Acquisition, important factors that could cause such differences include, but are not limited to:

•	cyclicality in the homebuilding industry and adverse changes in general economic conditions;
•	fluctuations and cycles in value of, and demand for, real estate investments;
•	significant inflation or deflation;
•	the unavailability of subcontractors;
•	labor and raw material shortages and price fluctuations;
•	the failure to recruit, retain and develop highly skilled and competent employees;
•	an inability to acquire undeveloped land, partially-finished developed lots and finished lots suitable for residential homebuilding at reasonable prices;
•	an inability to develop communities successfully or within expected timeframes;
•	an inability to sell properties in response to changing economic, financial and investment conditions;
•	risks related to participating in the homebuilding business through controlled homebuilding subsidiaries;
•	risks relating to buy-sell provisions in the operating agreements governing two builder subsidiaries;
•	risks related to geographic concentration;

•	risks related to government regulation;
•	fluctuations in the market value of land, building lots and housing inventories;
•	the unavailability of mortgage financing;
•	interest rate increases or adverse changes in federal lending programs;
•	increases in unemployment or underemployment;
•	any limitation on, or reduction or elimination of, tax benefits associated with owning a home;
•	the occurrence of severe weather or natural disasters;
•	high cancellation rates;
•	competition in the homebuilding, land development and financial services industries;
•	risks related to future growth through strategic investments, joint ventures, partnerships and/or acquisitions;
•	the inability to obtain suitable bonding for the development of housing projects;
•	difficulty in obtaining sufficient capital;
•	risks related to environmental laws and regulations;
•	a major health and safety incident;
•	poor relations with the residents of our communities;
•	information technology failures and data security breaches;
•	product liability claims, litigation and warranty claims;
•	the seasonality of the homebuilding industry;
•	utility and resource shortages or rate fluctuations;
•	the failure of employees or other representatives to comply with applicable regulations and guidelines;
•	future litigation, arbitration or other claims;
•	uninsured losses or losses in excess of insurance limits;
•	issues relating to our substantial debt;
•	an inability to maintain effective internal control over financial reporting; and
•	other risks and uncertainties inherent in our business.

Should one or more of the risks or uncertainties described above or elsewhere in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. Except as required by law, we disclaim all responsibility to publicly update any information contained in a forward-looking statement or any forward-looking statement and therefore disclaim any resulting liability for potentially related damages. To the extent that any facts or events arising after the date of this prospectus, individually or in the aggregate, represent a fundamental change in the information presented in this prospectus, this prospectus will be updated to the extent required by law to contain all material information.

All forward-looking statements attributable to us or to persons acting on our behalf, including any such forward-looking statements made subsequent to the publication of this prospectus, are expressly qualified in their entirety by this cautionary statement.

Use of Proceeds

The gross proceeds to us from the rights offering will depend on the number of subscription rights that are exercised by the holders of such rights in the public rights offering. Because we expect all of the shares available in the public rights offering not otherwise sold to be sold pursuant to the Backstop Commitments, we expect that the aggregate gross proceeds raised in the rights offering and the Backstop Commitments will be approximately $61.2 million. We estimate that aggregate net proceeds from the rights offering and the Backstop Commitments will be approximately $60.5 million, after deducting our estimated offering expenses. We intend to use the proceeds of the rights offering and the Backstop Commitments to fund, in part, the Acquisition, and to pay related fees and expenses. We intend to fund the remainder of the cash portion of the $275 million Acquisition purchase price with proceeds from the Additional Equity Investment, indebtedness we intend to incur on the terms set forth in the Commitment Letter and cash on hand. We intend to use any remaining proceeds from the rights offering for general corporate purposes.

Market Price and Dividends on Common Stock

Market Information

We completed an initial public offering of shares of our common stock in June 2007. Our common stock trades on The Nasdaq Capital Market under the symbol “BIOF.” The following table sets forth the high and low closing prices for the common stock as reported on The Nasdaq Capital Market for the quarterly periods indicated. These prices do not include retail markups, markdowns or commissions.

Year ended, December 31, 2012	High	Low
First Quarter	$17.00	$12.00
Second Quarter	$12.60	$3.56
Third Quarter	$10.21	$2.24
Fourth Quarter	$7.31	$3.68

Year ended December 31, 2013	High	Low
First Quarter	$6.73	$4.15
Second Quarter	$5.15	$3.08
Third Quarter	$4.23	$3.35
Fourth Quarter	$3.65	$1.45

Year ending December 31, 2014	High	Low
First Quarter	$7.30	$1.75
Second Quarter	$8.79	$5.17
Third Quarter (through September 15, 2014)	$12.61	$6.08

On March 27, 2014, which was the last trading day before we announced our receipt of the Proposal, the closing price of our common stock was $2.96. On June 10, 2014, which was the last trading day before we announced our entry into the Transaction Agreement, the closing price of our common stock was $5.78. On September 15, 2014, the closing price of our common stock was $10.84.

On September 15, 2014, there were approximately 16 stockholders of record of our common stock and three stockholders of record of our class B common stock. We believe the number of beneficial owners of our common stock is substantially greater than the number of record holders because a large portion of our outstanding common stock is held of record in broker “street names” for the benefit of individual investors. As of September 15, 2014, there were 5,456,625 common shares outstanding, net of 40,481 shares held in treasury, and 780,958 class B common shares outstanding.

Dividend Policy

We have not paid any dividends since our inception and do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. We currently anticipate that we will retain all of our available cash for general corporate purposes. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements and other factors as our board of directors deems relevant.

Equity Compensation Plans

Information concerning our equity compensation plans is set out under the heading “Executive Compensation” below.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2014 (1) on an actual basis and (2) on an as adjusted basis to give effect to the rights offering, the Acquisition and the related transactions (assuming that the per share value of the common stock issued to the Sellers as the equity portion of the Acquisition consideration is equal to $10.84, which was the closing sales price of our common stock on The Nasdaq Capital Market on September 15, 2014)), as if they had each occurred on June 30, 2014, after deducting the estimated fees and expenses of the rights offering, the Acquisition and the related transactions.

You should read this table together with the information under the heading “BioFuel Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes and other financial information included in this prospectus.

	As of June 30, 2014
	Actual	As adjusted to give effect to the rights offering, the Acquisition and the related transactions(1)
	(unaudited) (dollars in thousands)
Cash and equivalents	$8,054	$86,902
Total debt	—	186,130
Stockholders’ equity:
Preferred stock ((i) 5,000,000 shares authorized and no shares issued and outstanding, actual; and (ii) 5,000,000 shares authorized and no shares issued and outstanding, as adjusted)	—	—
Common stock, $0.01 par value per share, ((i) 10,000,000 shares authorized and 5,497,106 shares issued and outstanding, actual; and (ii) 100,000,000 shares authorized and 31,346,083 shares issued and outstanding, as adjusted)	54	313
Class B common stock, $0.01 par value per share ((i) 3,750,000 shares authorized and 780,958 shares issued and outstanding, actual; and (ii) no shares authorized and no shares issued and outstanding, as adjusted)(2)	8	—
Less common stock held in treasury, at cost, ((i) 40,481 shares, actual; and (ii) no shares, as adjusted)(3)	(4,316)	—
Additional paid-in capital	191,056	118,215
Accumulated deficit	(171,789)	—
Total BioFuel Energy Corp. stockholders’ equity	15,013	118,528
Noncontrolling interest	(7,578)	10,785
Total equity	7,435	129,313
Total capitalization	$15,489	$402,345

(1)	Assumes that the per share value of the common stock to be issued to the Sellers as the equity portion of the Acquisition consideration is equal to $10.84, which was the closing sales price of our common stock on The Nasdaq Capital Market on September 15, 2014. The actual per share value of the common stock issued to the Sellers as the equity portion of the Acquisition consideration will be equal to the weighted average price per share of common stock as quoted on The Nasdaq Capital Market for the five trading days immediately prior to Closing.
(2)	Reflects the exchange of all outstanding LLC Units for shares of common stock, the extinguishment of all outstanding shares of class B common stock and the elimination of class B common as an authorized equity class pursuant to the Charter Amendment.
(3)	We intend to retire the 40,481 shares held in treasury in connection with the Acquisition and the related transactions described herein.

Dilution

As of June 30, 2014, our net tangible book value was $7,435,000, or $1.19 per share of our common stock and class B common stock (net of 40,481 shares held in treasury). Net tangible book value per share represents the amount of our total tangible assets, less the amount of our tangible liabilities, divided by the aggregate number of shares of common stock and class B common stock outstanding (net of shares held in treasury). After giving pro forma effect to (1) the issuance of common stock pursuant to the LLC Unit Exchange, (2) the issuance and sale of common stock pursuant to the rights offering (including any shares of common stock sold pursuant to the Backstop Agreements), (3) the issuance and sale of common stock pursuant to the Additional Equity Investment, (4) the issuance of common stock pursuant to the Equity Issuance, (5) the incurrence of indebtedness pursuant to the Commitment Letter, (6) the use of the net proceeds from the rights offering (including any shares sold pursuant to the Backstop Agreements) and the Additional Equity Investment, together with borrowings pursuant to the Commitment Letter and cash on hand, to finance the cash portion of the Purchase Price and pay transaction costs and (7) the consummation of the Acquisition, our pro forma net tangible book value as of June 30, 2014, would have been $129,313,000, or $4.13 per share, assuming a rights price equal to $5.00 and a per share value of the common stock to be issued to the Sellers as the equity portion of the Purchase Price equal to $10.84, which was the closing sales price of our common stock on The Nasdaq Capital Market on September 15, 2014. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $2.93 per share and an immediate dilution to stockholders that purchase shares of common stock pursuant to the rights offering of $0.87 per share. Dilution represents the difference between the rights price and the pro forma net tangible book value per share immediately after the completion of the rights offering and the consummation of the Acquisition and the related transactions described herein.

The following table sets forth the accretion calculations:

	As of June 30, 2014
	Biofuel Energy Corp. Actual	Pro Forma Combined(1)
	(in thousands, except per share amounts)
Tangible assets	$8,841	$345,867
Tangible liabilities	(1,406)	(216,554)
Net tangible assets	$7,435	$129,313
Divided by shares outstanding	6,238	31,346
Net tangible book value per share	$1.19 (a)	$4.13 (b)
Increase in pro forma net tangible book value per share to existing stockholders		$2.93 (b)-(a)-

Immediate dilution to stockholders that purchase shares in the rights offering:
Pro forma combined net tangible book value per share		$4.13
Rights offering price per share		(5.00)
Immediate dilution per share to stockholders that purchase shares in the rights offering		$(0.87)

[1]	Pro forma combined amounts are those set forth in the Pro Forma Combined Balance Sheet as of June 30, 2014 included elsewhere in this prospectus.

Selected Combined and Consolidated Historical Financial Information of JBGL

The selected combined and consolidated historical financial information of JBGL as of and for the years ended December 31, 2013, 2012 and 2011 was derived from the combined and consolidated financial statements of JBGL audited by Grant Thornton LLP, an independent registered public accounting firm, included elsewhere in this prospectus. The selected condensed combined historical financial information of JBGL as of and for the three months and six months ended June 30, 2014, and for the three months and six months ended June 30, 2013, was derived from the unaudited condensed combined financial statements of JBGL included elsewhere in this prospectus. The selected combined and consolidated historical financial information of JBGL as of and for the years ended December 31, 2010, and 2009 was derived from the unaudited combined and consolidated financial statements of JBGL not included in this prospectus. The results for the three months and six months ended June 30, 2014, are not necessarily indicative of the results to be expected for the entire year ended December 31, 2014. This selected financial information should be read in conjunction with “JBGL Management’s Discussion and Analysis of Financial Condition and Results of Operations” and JBGL’s financial statements and the notes thereto included elsewhere in this prospectus.

	ASSETS
	As of June 30,		As of December 31,
	2014	2013	2013	2012	2011	2010	2009
Cash and cash equivalents	$19,122,380	$14,119,114	$18,066,679	$7,484,492	$8,127,135	$7,102,255	$1,441,851
Inventory	243,443,374	174,532,672	237,126,258	144,088,120	34,416,485	11,720,533	10,189,723
Notes receivable, net	3,800,000	7,511,309	7,556,070	15,272,170	29,801,457	12,628,515	—
Other	8,624,930	8,679,662	5,658,691	1,965,836	973,854	122,485	—
Total assets	$274,990,684	$204,842,757	$268,407,698	$168,810,618	$73,318,931	$31,573,788	$11,631,574
	LIABILITIES AND MEMBERS’ EQUITY
Borrowings on lines of credit	$20,102,594	$8,917,762	$17,208,035	$6,544,264	$2,950,000	$—	$—
Notes payable	16,027,648	23,927,044	26,595,229	21,441,775	3,717,632	793,626	—
Other	29,017,552	27,135,166	25,785,540	19,136,699	4,571,973	3,004,239	108,038
Total liabilities	65,147,794	59,979,972	69,588,804	47,122,738	11,239,605	3,797,865	108,038
Total members’ equity	209,842,890	144,862,785	198,818,894	121,687,880	62,079,326	27,775,923	11,523,536
Total liabilities and members’ equity	$274,990,684	$204,842,757	$268,407,698	$168,810,618	$73,318,931	$31,573,788	$11,631,574

	Three Months Ended June 30,		For the Six Months Ended June 30,		For the Year Ended December 31,
	2014	2013	2014	2013	2013	2012	2011	2010	2009
REVENUES:
Sale of residential units	$55,048,744	$37,829,298	$104,685,088	$64,958,699	$168,591,201	$50,105,030	$9,085,785	$864,822	$—
Cost of residential units	(41,219,387)	(28,358,191)	(78,611,754)	(49,401,195)	(122,616,113)	(39,642,357)	(7,921,806)	(491,628)	—
Gross profit on sale of residential units	13,829,357	9,471,107	26,073,334	15,557,504	45,975,088	10,462,673	1,163,979	373,194	—
Sale of land and lots	10,794,690	8,881,770	24,167,258	14,512,393	33,734,513	22,927,080	6,184,206	8,905,967	2,508,650
Cost of land and lots	(8,141,006)	(5,984,826)	(17,909,072)	(8,580,118)	(21,512,814)	(15,256,065)	(3,982,602)	(5,540,845)	(1,724,781)
Gross profit on sale of land and lots	2,653,684	2,896,944	6,258,186	5,932,275	12,221,699	7,671,015	2,201,604	3,365,122	783,869
Interest and fees	305,660	783,757	680,120	1,678,610	3,542,174	7,124,339	2,558,159	137,698	—
Other income	427,732	1,417,600	480,154	1,849,694	1,400,418	3,771,839	1,636,099	225,524	553
	17,216,433	14,569,408	33,491,794	25,018,083	63,139,379	29,029,866	7,559,841	4,101,538	784,422
EXPENSES:
Salaries and management fees – related party	3,213,424	2,079,708	6,747,392	4,227,840	11,266,351	4,370,845	1,886,509	927,736	—
Selling, general and administrative	2,491,408	890,383	4,772,977	2,178,237	6,623,437	3,311,734	1,183,762	1,147,042	566,312
Other expenses	647,077	153,471	953,976	284,576	606,210	404,673	35,737	3,332	—
	6,351,909	3,123,562	12,474,345	6,690,653	18,495,998	8,087,252	3,106,008	2,078,110	566,312
Net income before taxes	10,864,524	11,445,846	21,017,449	18,327,430	44,643,381	20,942,614	4,453,833	2,023,428	218,110
State tax expense	—	59,000	337,790	209,500	327,481	230,411	34,089	41,888	—
Net income	10,864,524	11,386,846	20,679,659	18,177,930	44,315,900	20,712,203	4,419,744	1,981,540	218,110
Less: net income attributable to non-controlling interest	3,454,819	3,772,067	5,921,453	4,471,692	12,308,734	3,517,911	56,382	—	—
Net income attributable to controlling interest	$7,409,705	$7,614,799	$14,758,206	$13,646,238	$32,007,166	$17,194,292	$4,363,362	$1,981,540	$218,110

Unaudited Pro Forma Combined Financial Information

The following unaudited pro forma combined financial information is based upon the historical consolidated financial information of the Company and the historical combined and consolidated financial information of JBGL included elsewhere in this prospectus and presents the combination of the historical financial statements of the Company and JBGL adjusted to give effect to (1) the issuance of common stock pursuant to the LLC Unit Exchange and the elimination of amounts related to the Company’s noncontrolling interest in the LLC, (2) the issuance and sale of common stock pursuant to the rights offering (including any shares of common stock sold pursuant to the Backstop Agreements), (3) the issuance and sale of common stock pursuant to the Additional Equity Investment, (4) the issuance of common stock pursuant to the Equity Issuance, (5) the incurrence of indebtedness pursuant to the Commitment Letter, (6) the use of the net proceeds from the rights offering (including any shares sold pursuant to the Backstop Agreements) and the Additional Equity Investment, together with borrowings pursuant to the Commitment Letter and cash on hand, to finance the cash portion of the Purchase Price and to pay transaction costs and (7) the consummation of the Acquisition, in each case based on the assumptions and adjustments described in the notes accompanying the unaudited pro forma combined financial information. The historical financial information has been adjusted to give effect to events that are directly attributable to (1) the Company’s disposition of its ethanol plants or (2) the Acquisition and the related transactions described herein, factually supportable and, in the case of the statement of income data, expected to have a continuing impact.

The unaudited pro forma combined balance sheet information has been prepared as of June 30, 2014, and gives effect to the consummation of the Acquisition and the related transactions described herein as if they had occurred on that date. The unaudited pro forma combined income statement information, which has been prepared for the year ended December 31, 2013, and the six months ended June 30, 2014, gives effect to the disposition of the Company’s ethanol plants and the consummation of the Acquisition and the related transactions described herein as if they had occurred on January 1, 2013.

The unaudited pro forma combined financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have been achieved had the disposition of the Company’s ethanol plants and the Acquisition and the related transactions described herein been completed at the dates indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or results of operations of the combined company after completion of the Acquisition.

You should read this data in conjunction with (1) the historical consolidated financial statements of the Company and the related notes thereto, (2) “BioFuel Management’s Discussion and Analysis of Financial Condition and Results of Operations,” (3) the historical combined and consolidated financial statements of JBGL and the related notes thereto and (4) “JBGL Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is included elsewhere in this prospectus.

BIOFUEL ENERGY CORP.

Pro Forma Combined Balance Sheet
As of June 30, 2014

	BioFuel Energy Corp. Actual	JBGL Actual	Pro Forma Adjustments			Pro Forma Combined
	(in thousands)
Assets
Cash and cash equivalents	$8,054	$17,113		$61,735	(a)	$86,902
Restricted cash		2,009				2,009
Accounts receivable		366				366
Inventory:
Completed home inventory and residential lots held for sale		42,776				42,776
Work in process		133,175				133,175
Undeveloped land		61,103				61,103
Investment in direct financing lease		6,389				6,389
Property and equipment, net	57	1,494				1,551
Notes receivable, net		3,800				3,800
Earnest money deposits		5,600				5,600
Other assets	730	1,166		300	(b)	2,196
Total assets	$8,841	$274,991		$62,035		$345,867
Liabilities and equity
Accounts payable	$47	$9,628	$			$9,675
Accrued expenses	1,359	8,141				9,500
Customer and builder deposits		11,249				11,249
Borrowings on lines of credit		20,102				20,102
Notes payable		16,028		150,000	(c)	166,028
Total liabilities	1,406	65,148		150,000		216,554
Commitments and contingencies
Equity
BioFuel Energy Corp. stockholders’ equity:
Preferred stock
Common stock	54			259	(d)	313
Class B common stock	8			(8	)(e)
Less common stock held in treasury	(4,316)			4,316	(f)
Additional paid-in capital	191,056	199,058		(271,899	)(g)	118,215
Accumulated deficit	(171,789)			171,789	(g)
Total BioFuel Energy Corp. stockholders’ equity	15,013	199,058		(95,543)		118,528
Noncontrolling interest	(7,578)	10,785		7,578	(h)	10,785
Total equity	7,435	209,843		(87,965)		129,313
Total liabilities and equity	$8,841	$274,991		$62,035		$345,867

See accompanying notes to the unaudited pro forma combined financial information.

BIOFUEL ENERGY CORP.

Pro Forma Combined Income Statement
For the Year Ended December 31, 2013

	BioFuel Energy Corp. Actual		JBGL Actual	Pro Forma Adjustments			Pro Forma Combined
	(in thousands, except per share amounts)
Sale of residential units, net	$		$168,591	$			$168,591
Cost of residential units			122,616				122,616
Gross profit on sale of residential lots			45,975				45,975
Sale of land and lots			33,735				33,735
Cost of land and lots			21,513				21,513
Gross profit on sale of land and lots			12,222				12,222
Interest and fees income			2,503				2,503
Interest income on direct financing lease			1,039				1,039
Profit participation income on real estate projects			597				597
Other income			803				803
			63,139				63,139
General and administrative expenses:
Salaries and benefits		8,107	10,251				18,358
Management fees			1,016				1,016
Selling, general and administrative		1,636	6,915				8,551
Interest expense			314		14,700	(i)	15,014
Other expense		3					3
Net income (loss) from continuing operations before income taxes		(9,746)	44,643		(14,700)		20,197
Income tax (provision) benefit			(327)		(2,828	)(j)	(3,155)
Net income(loss) from continuing operations		(9,746)	44,316		(17,528)		17,042
Less: Net (income) loss from continuing operations attributable to the noncontrolling interest		1,375	(12,309)		(1,375	)(h)	(12,309)
Net income (loss) from continuing operations attributable to BioFuel Energy Corp. common stockholders		$(8,371)	$32,007		$(18,903)		$4,733
Basic and fully diluted income (loss) per share attributable to BioFuel Energy Corp.		$(1.57)					$0.15
Weighted average shares outstanding – basic and fully diluted		5,345					31,346 (k)

See accompanying notes to the unaudited pro forma combined financial information.

BIOFUEL ENERGY CORP.

Pro Forma Combined Income Statement
For the Six Months Ended June 30, 2014

	BioFuel Energy Corp. Actual		JBGL Actual	Pro Forma Adjustments			Pro Forma Combined
	(in thousands, except per share amounts)
Sale of residential units, net	$		$104,685	$			$104,685
Cost of residential units			78,612				78,612
Gross profit on sale of residential lots			26,073				26,073
Sale of land and lots			24,167				24,167
Cost of land and lots			17,909				17,909
Gross profit on sale of land and lots			6,258				6,258
Interest and fees income			252				252
Interest income on direct financing lease			429				429
Other income		156	480				636
		156	33,492				33,648
General and administrative expenses:
Salaries and benefits		825	5,978				6,803
Management fees			770				770
Selling, general and administrative		2,949	5,019				7,968
Interest expense			708		7,350	(i)	8,058
Income (loss) from operations before income taxes		(3,618)	21,017		(7,350)		10,049
Income tax (provision) benefit			(338)		(1,313	)(j)	(1,651)
Net Income (loss)		(3,618)	20,679		(8,663)		8,398
Less: Net (income) loss attributable to the noncontrolling interest		157	(5,921)		(157	)(h)	(5,921)
Net income (loss) attributable to BioFuel Energy Corp. common stockholders		$(3,461)	$14,758		$(8,820)		$2,477
Basic and fully diluted income (loss) per share attributable to BioFuel Energy Corp.		$(0.64)					$0.08
Weighted average shares outstanding – basic and fully diluted		5,443					31,346 (k)

See accompanying notes to the unaudited pro forma combined financial information.

Notes

1. Basis of Presentation

On November 22, 2013, the Company transferred its ethanol plants and all related assets to certain designees of the lenders under the Senior Debt Facility. On June 10, 2014, the Company entered into the Transaction Agreement with Greenlight and the Brickman Parties pursuant to which the Company will acquire JBGL for cash and stock consideration of $275 million.

The unaudited pro forma combined financial information is presented after giving effect to (1) the issuance of common stock pursuant to the LLC Unit Exchange and the elimination of amounts related to the Company’s noncontrolling interest in the LLC, (2) the issuance and sale of common stock pursuant to the rights offering (including any shares of common stock sold pursuant to the Backstop Agreements), (3) the issuance and sale of common stock pursuant to the Additional Equity Investment, (4) the issuance of common stock pursuant to the Equity Issuance, (5) the incurrence of indebtedness pursuant to the Commitment Letter, (6) the use of the net proceeds from the rights offering (including any shares sold pursuant to the Backstop Agreements) and the Additional Equity Investment, together with borrowings pursuant to the Commitment Letter and cash on hand, to finance the cash portion of the Purchase Price and to pay transaction costs and (7) the consummation of the Acquisition. The Company intends to account for the Acquisition as a recapitalization of JBGL. Upon analyzing the applicable accounting literature and considering post-transaction factors such as ownership and voting interest percentages, composition of the governing body and composition of management, the Company has determined that JBGL will be the accounting acquirer in the Acquisition. Accordingly, JBGL’s assets and liabilities will be recorded at their historical cost basis and the Company will not record any step-up in basis or any intangible assets or goodwill as a result of the Acquisition. The unaudited pro forma combined financial information assumes that the disposition of the Company’s ethanol plants and the consummation of the Acquisition and the related transactions described herein occurred on January 1, 2013, for purposes of the unaudited pro forma combined income statements, and on June 30, 2014, for purposes of the unaudited pro forma combined balance sheet, and gives effect to such transactions, for purposes of the unaudited pro forma combined income statements, as if they had been effective during the entire period presented.

The unaudited pro forma combined financial information represents management’s estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analysis is performed.

2. Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma combined financial information. All adjustments assume a per share value of the common stock to be issued in the Equity Issuance equal to $10.84, which was the closing sales price of our common stock on The Nasdaq Capital Market on September 15, 2014. The actual per share value of the common stock issued to the Sellers in the Equity Issuance will be equal to the weighted average price per share of our common stock as quoted on The Nasdaq Capital Market for the five trading days immediately prior to Closing. All adjustments are based on current valuations, estimates and assumptions.

(a)	Reflects (1) $70 million aggregate gross cash proceeds received from the rights offering (including any shares of common stock sold pursuant to the Backstop Agreements) and the Additional Equity Investment, (2) the assumption that the Company will incur $150 million in cash borrowings pursuant to the Commitment Letter, (3) $154,584,000 paid to the Sellers as the cash portion of the Purchase Price (assuming the per share value of the common stock described above) and (4) $3,681,000 of estimated transaction costs.
(b)	Reflects $300,000 of transaction costs related to the assumed $150 million of indebtedness that will be established as deferred loan fees.
(c)	Assumes that the Company will incur $150 million of indebtedness under a new five-year secured term loan facility pursuant to the Commitment Letter upon the consummation of the Acquisition.
(d)	Reflects (1) $8,000 relating to the issuance of approximately 0.8 million shares of common stock in connection with the LLC Unit Exchange, (2) $140,000 relating to the issuance of approximately 14.0 million shares of common stock in connection with the rights offering (including any shares of common stock sold pursuant to the Backstop Agreements) and the Additional Equity Investment and (3) $111,000 relating to the issuance of approximately 11.1 million shares in connection with the Equity Issuance.
(e)	Pursuant to the Transaction Agreement, the Company expects that all outstanding LLC Units (other than those held by the Company) will be exchanged for shares of common stock prior to, or as part of, the Closing, and corresponding shares of class B common stock will be extinguished. Following the consummation of the Acquisition, there will be no noncontrolling interest in the combined entity and no class B common stock outstanding. As a result, equity related to class B common stock and amounts related to the Company’s noncontrolling interest in the LLC were eliminated.
(f)	Reflects the Company’s intent to retire the 40,481 shares held in treasury upon the consummation of the Acquisition.
(g)	Reflects (1) $7,578,000 relating to the elimination of the Company’s noncontrolling interest in the LLC, (2) $69,860,000 of proceeds from the rights offering (including any shares of common stock sold pursuant to the Backstop Agreements) and the Additional Equity Investment (which represents $70 million of aggregate gross cash proceeds less the $140,000 par value of the common stock sold), (3) $120,305,000, which is the value of the common stock to be issued to the Sellers in the Equity Issuance, less the $111,000 par value of such common stock, (4) $3,381,000 of estimated transaction costs, (5) a $275,000,000 elimination entry for the Company’s investment in JBGL, (6) reclassing of the Company’s $171,789,000 accumulated deficit balance to additional paid-in capital upon recapitalization of the Company and (7) $4,316,000 relating to the retiring of the Company’s treasury stock.
(h)	Reflects the elimination of the Company’s noncontrolling interest in the LLC.
(i)	Assumes that the Company will incur $150 million of indebtedness under a new five-year secured term loan facility pursuant to the Commitment Letter upon the consummation of the Acquisition. As set forth in the Commitment Letter, the interest rate for the facility will be 9.0% per annum from the Closing through the first anniversary thereof and 10.0% per annum thereafter, which results in a blended effective interest rate of 9.8%. As a result, a $14,700,000 adjustment was made for interest expense related to the first year of the new term loan facility and a $7,350,000 adjustment was made for interest expense related to the first half of 2014 using the effective interest rate.
(j)	Reflects recording of income tax expense at a 40% combined state and federal rate to reflect the Company’s tax status.
(k)	Weighted average shares outstanding for both the year ended December 31, 2013, and the six months ended June 30, 2014, is calculated as follows: (1) 5,456,625 shares of common stock outstanding as of September 15, 2014, net of 40,481 shares held in treasury, plus (2) 12,247,393 shares to be issued pursuant to the rights offering (including shares not otherwise sold in this public rights offering that are sold pursuant to the Backstop Commitments), plus (3) 11,108,500 shares to be issued pursuant to the Equity Issuance, plus (4) 1,752,860 shares to be issued pursuant to the Additional Equity Investment, plus (5) 780,958 shares to be issued pursuant to the LLC Unit Exchange.

3. Deferred Tax Asset

As of June 30, 2014, the Company had a $63.4 million deferred tax asset related to its net operating loss carryforwards. For accounting purposes, a valuation allowance is required to reduce a deferred tax asset if it is determined that it is more likely than not that all or some portion of the deferred tax asset will not be realized due to the lack of sufficient taxable income. The Company’s financial statements currently provide a full valuation allowance against our deferred tax asset due to the Company’s historical operating losses and, in accordance with applicable guidance in connection with the preparation of the pro forma financial statements, we have not adjusted this valuation allowance. As a result, the deferred tax asset is not set forth on our historical or pro forma balance sheet.

The net operating loss carryforwards do not begin to expire until 2029. Our ability to utilize our net operating loss carryforwards will depend on the amount of taxable income we generate in future periods. Based on JBGL’s 2013 and year-to-date 2014 taxable income results, management expects that JBGL should generate sufficient taxable income to utilize substantially all of the net operating loss carryforwards before they expire. The Company will evaluate the appropriateness of a valuation allowance in future periods based on the consideration of all available evidence, including the generation of taxable income, using the more likely than not standard.

BioFuel Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with our financial statements and the accompanying notes included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in or implied by any of the forward-looking statements as a result of various factors, including those listed elsewhere in this prospectus. See “Risk Factors” and “Forward-Looking Statements” above.

Overview

BioFuel Energy Corp. was incorporated as a Delaware corporation on April 11, 2006, to invest solely in BioFuel Energy, LLC, a limited liability company organized on January 25, 2006, to build and operate ethanol production facilities in the midwestern United States. From June 2008 through November 22, 2013, the Company operated two ethanol production facilities located in Wood River, Nebraska, and Fairmont, Minnesota, that produced and sold ethanol and its related co-products. The Company’s ethanol plants were owned and operated by the operating subsidiaries of the LLC, which were party to a Credit Agreement with a group of lenders. Substantially all of the assets of the operating subsidiaries were pledged as collateral under the Senior Debt Facility. On November 22, 2013, the Company’s ethanol plants and all related assets were transferred to certain designees of the lenders in full satisfaction of all outstanding obligations under the Senior Debt Facility. Following the disposition of the ethanol production facilities, we are a holding company with no substantial operations of our own. Our headquarters are located in Denver, Colorado.

On March 28, 2014, the Company received a preliminary non-binding proposal from the Brickman Parties and Greenlight, one of our principal stockholders and an investment management company co-founded by David Einhorn, one of our directors, who serves as Greenlight’s President. The Brickman Parties and Greenlight proposed a transaction pursuant to which the Company would acquire all of the equity interests of JBGL for $275 million, payable in cash and shares of our common stock. As further described in this prospectus, JBGL is a series of real estate entities involved in the purchase and development of land for residential purposes, construction lending and home building operations. JBGL is currently owned and controlled by Greenlight and the Brickman Parties.

In response to the Proposal, our board of directors established a special committee consisting of independent directors to evaluate the Proposal and alternatives for the Company. The special committee retained independent financial and legal advisors to assist in its evaluation of the Proposal.

On June 10, 2014, the Company entered into the Transaction Agreement with Greenlight and the Brickman Parties pursuant to which the Company will acquire JBGL for $275 million. The Transaction Agreement was unanimously approved by the Special Committee. The Transaction Agreement was also unanimously approved by the board of directors of the Company other than Mr. Einhorn, who recused himself from the board’s deliberations and approval.

At June 30, 2014, the Company retained approximately $8.1 million in cash and cash equivalents on its consolidated balance sheet. As of June 30, 2014, the Company also retained federal net operating loss carryforwards in the amount of $181.3 million, which have been fully reserved against.

Basis for Consolidation

At June 30, 2014, the Company owned 87.6% of the LLC membership units with the remaining 12.4% owned by certain investment funds affiliated with Greenlight. As a result, the Company consolidates the results of the LLC. The amount of income or loss allocable to the 12.4% holders is reported as noncontrolling interest in our consolidated statements of operations. As of June 30, 2014, the Class B common shares of the Company were held by the same investment funds who held 780,958 membership units in the LLC that, together with the corresponding Class B shares, can be exchanged for newly issued shares of common stock of the Company on a one-for-one basis. The proportionate value of the LLC membership units held by the individual or investment funds other than the Company are recorded as noncontrolling interest on the consolidated balance sheets.

Revenues

Our primary source of revenue is engineering and/or business consulting services that the Company is providing to certain next generation biofuel and bio-chemical companies. During the time that the Company owned and operated its ethanol facilities, which was through November 22, 2013, our primary source of revenue was the sale of ethanol.

General and Administrative Expenses

General and administrative expenses consist of salaries and benefits paid to our management and administrative employees, expenses relating to third party services, travel, office rent, marketing and other expenses, including expenses associated with being a public company, such as fees paid to our independent auditors associated with our annual audit and quarterly reviews, directors’ fees, and listing and transfer agent fees.

Results of Operations

The following discussion summarizes the significant factors affecting the consolidated operating results of the Company for the three and six months ended June 30, 2014 and 2013, and the years ended December 31, 2013 and 2012. This discussion should be read in conjunction with the financial statements and accompanying notes contained in this prospectus.

The following table sets forth general and administrative expenses, loss from continuing operations, and loss from discontinued operations (in thousands) for the three and six months ended June 30, 2014 and 2013, and for the years ended December 31, 2013 and 2012:

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2014	2013	2013	2012
Revenues	$56	$—	$156	$—	$—	$—
General and administrative expenses:
Compensation expense	(384)	(786)	(825)	(1,764)	(8,107)	(4,283)
Other	(2,486)	(625)	(2,949)	(967)	(1,636)	(1,807)
Operating loss	(2,814)	(1,411)	(3,618)	(2,731)	(9,743)	(6,090)
Other income (expense)	—	—	—	1	(3)	—
Loss from continuing operations	(2,814)	(1,411)	(3,618)	(2,730)	(9,746)	(6,090)
Discontinued operations:
Loss from discontinued operations	—	(3,326)	—	(7,335)	(11,885)	(40,232)
Loss on disposal of plants	—	—	—	—	(24,019)	—
Loss from discontinued operations	—	—	—	(7,335)	(35,904)	(40,232)
Net loss	(2,814)	(4,737)	(3,618)	(10,065)	(45,650)	(46,322)
Less: Net loss from continuing operations attributable to noncontrolling interest	64	183	157	355	1,375	852
Less: Net loss from discontinued operations attributable to the noncontrolling interest	—	430	—	951	5,067	5,627
Net loss attributable to BioFuel Energy Corp. common stockholders	$(2,750)	$(4,124)	$(3,461)	$(8,759)	$(39,208)	$(39,843)

Three Months Ended June 30, 2014 Compared to the Three Months Ended June 30, 2013

Revenues:  Revenues were $0.1 million for the three months ended June 30, 2014 and related to engineering and/or business consulting services that the Company is providing to certain next generation biofuel and bio-chemical companies. There was no such revenue for the three months ended June 30, 2013.

General and administrative expenses:  General and administrative expenses increased $1.5 million or 103.4%, to $2.9 million for the three months ended June 30, 2014, as compared to $1.4 million for the three months ended June 30, 2013. The increase was primarily attributable to $2.2 million in legal and financial advisor costs related to the Acquisition that were incurred during the three months ended June 30, 2014, which were offset by a decrease in stock compensation expense and salary expense, as the Company had fewer employees during the three months ended June 30, 2014 as compared to the three months ended June 30, 2013.

Loss from discontinued operations:  Loss from discontinued operations was $3.3 million for the three months ended June 30, 2013 and related to the loss incurred from the operation of the Company’s ethanol plants. There was no such loss for the three months ended June 30, 2014 as the ethanol plants were disposed of in November 2013.

Six Months Ended June 30, 2014 Compared to the Six Months Ended June 30, 2013

Revenues:  Revenues were $0.2 million for the six months ended June 30, 2014 and related to engineering and/or business consulting services that the Company is providing to certain next generation biofuel and bio-chemical companies. There was no such revenue for the six months ended June 30, 2013.

General and administrative expenses:  General and administrative expenses increased $1.1 million or 38.2%, to $3.8 million for the six months ended June 30, 2014, as compared to $2.7 million for the six months ended June 30, 2013. The increase was primarily attributable to $2.2 million in legal and financial advisor costs related to the Acquisition that were incurred during the six months ended June 30, 2014, which were offset by a decrease in stock compensation expense and salary expense, as the Company had fewer employees during the six months ended June 30, 2014 as compared to the six months ended June 30, 2013.

Loss from discontinued operations:  Loss from discontinued operations was $7.3 million for the six months ended June 30, 2013 and related to the loss incurred from the operation of the Company’s ethanol plants. There was no such loss for the six months ended June 30, 2014 as the ethanol plants were disposed of in November 2013.

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

General and administrative expenses:  General and administrative expenses increased $3.6 million or 59.0%, to $9.7 million for the year ended December 31, 2013, as compared to $6.1 million for the year ended December 31, 2012. The increase was primarily attributable to an increase in compensation expense resulting from the accrual of severance payments totaling $4.2 million at the end of 2013, due to the disposition of the Company’s ethanol plants.

Loss from discontinued operations:  Loss from discontinued operations was $11.9 million for the year ended December 31, 2013 compared to $40.2 million for the year ended December 31, 2012, a decrease of $28.3 million or 70.4%. The decrease from 2012 to 2013 was primarily attributable to a decrease in the gross loss of $24.0 million, resulting from an improved “crush spread”, which is the difference between the price received for ethanol versus the price paid for corn. From 2012 to 2013 revenues decreased $164.9 million while cost of goods sold decreased $188.9 million, thereby resulting in a $24.0 million decrease in the gross loss. Revenues decreased primarily due to lower sales volumes, as the Fairmont plant was idle for all of 2013, which were partially offset by an increase in per unit prices received for both our ethanol and co-products. Cost of goods sold decreased primarily due to a decrease in the price paid for corn, which was the primary cost input.

Loss on disposal of plants:  Loss on disposal of plants for the year ended December 31, 2013 of $24.0 million related to the write-off of the Operating Subsidiaries’ assets and liabilities resulting from the disposition of the ethanol plants in November 2013.

Liquidity and Capital Resources

Six Months Ended June 30, 2014 Compared to the Six Months Ended June 30, 2013

Our cash flows from operating, investing and financing activities during the six months ended June 30, 2014 and 2013 are summarized below (in thousands):

	Six Months Ended June 30,
	2014	2013
Cash provided by (used in):
Operating activities	$(4,818)	$3,040
Investing activities	—	(1,074)
Financing activities	—	(57)
Net increase (decrease) in cash and cash equivalents	$(4,818)	$1,909

Cash provided by (used in) operating activities.  Net cash used in operating activities was $4.8 million for the six months ended June 30, 2014, compared to net cash provided by operating activities of $3.0 million for the six months ended June 30, 2013. For the six months ended June 30, 2014, the amount was primarily comprised of a net loss of $3.6 million and working capital uses of $1.2 million. Working capital uses were primarily comprised of $2.2 million of working capital sources related to the collection of deposits, which were offset by working capital uses of $4.2 million related to the payment of severance under the Company’s COC Plan. For the six months ended June 30, 2013, the amount was primarily comprised of a net loss of $10.1 million that was offset by non-cash charges of $14.6 million, which was primarily depreciation and amortization.

Cash used in investing activities.  Net cash used in investing activities was $1.1 million for the six months ended June 30, 2013 and related to capital expenditures for various plant improvement projects. There were no such expenditures for the six months ended June 30, 2014.

Cash used in financing activities.  Net cash used in financing activities was nominal for the six months ended June 30, 2013 and related to payments on certain capital leases and notes payable. There were no such payments for the six months ended June 30, 2014.

The LLC’s principal source of liquidity at June 30, 2014, was its cash and cash equivalents of $8.1 million. Our principal liquidity needs are expected to be funding general corporate expenses and expenses related to the Acquisition and the related transactions described herein.

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Our cash flows from operating, investing and financing activities during the years ended December 31, 2013 and 2012 are summarized below (in thousands):

	Years Ended December 31,
	2013	2012
Cash provided by (used in):
Operating activities	$13,220	$1,453
Investing activities	(9,512)	(843)
Financing activities	(159)	(6,426)
Net increase (decrease) in cash and cash equivalents	$3,549	$(5,816)

Cash provided by operating activities.  Net cash provided by operating activities was $13.2 million for the year ended December 31, 2013, compared to $1.5 million for the year ended December 31, 2012. For the year ended December 31, 2013, the amount was primarily comprised of a net loss of $45.7 million that was offset by working capital sources of $7.9 million and non-cash charges of $51.0 million, which was primarily depreciation and amortization of $25.3 million and loss on disposal of plants of $24.0 million. Working capital sources primarily related to an increase in other current liabilities of $10.2 million. For the year ended

December 31, 2012, the amount was primarily comprised of a net loss of $46.3 million that was offset by working capital sources of $18.0 million and non-cash charges of $29.8 million, which was primarily depreciation and amortization.

Cash used in investing activities.  Net cash used in investing activities was $9.5 million for the year ended December 31, 2013, compared to $0.8 million for the year ended December 31, 2012. For the year ended December 31, 2013, the amount was comprised of $2.4 million for capital expenditures for various plant improvement projects and $8.8 million given to the lenders related to the disposition of the plants, which was offset by $1.7 million of proceeds related to the payment made by the lenders to the Company under the terms of a Release Agreement. For the year ended December 31, 2012, the amount for capital expenditures related to various plant improvement projects.

Cash used in financing activities.  Net cash used in financing activities was $0.2 million for the year ended December 31, 2013, compared to $6.4 million for the year ended December 31, 2012. For the year ended December 31, 2013, the amount was comprised of $0.2 million in principal payments of notes payable and capital leases. For the year ended December 31, 2012, the amount was comprised of $6.3 million in principal payments under our Senior Debt Facility and $0.1 million in payments of notes payable and capital leases.

The LLC’s principal source of liquidity at December 31, 2013, was its cash and cash equivalents of $12.9 million.

Summary of Critical Accounting Policies and Significant Estimates

The consolidated financial statements of BioFuel Energy Corp. included in this prospectus have been prepared in conformity with accounting principles generally accepted in the United States. Note 3 to the consolidated financial statements contains a summary of our significant accounting policies, certain of which require the use of estimates and assumptions. Accounting estimates are an integral part of the preparation of financial statements and are based on judgments by management using its knowledge and experience about the past and current events and assumptions regarding future events, all of which we consider to be reasonable. These judgments and estimates reflect the effects of matters that are inherently uncertain and that affect the carrying value of our assets and liabilities, the disclosure of contingent liabilities and reported amounts of expenses during the reporting period.

The accounting estimates and assumptions discussed in this section are those that we believe involve significant judgments and the most uncertainty. Changes in these estimates or assumptions could materially affect our financial position and results of operations and are therefore important to an understanding of our consolidated financial statements.

Income Taxes

The Company accounts for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company regularly reviews historical and anticipated future pre-tax results of operations to determine whether the Company will be able to realize the benefit of its deferred tax assets. A valuation allowance is required to reduce the potential deferred tax asset when it is more likely than not that all or some portion of the potential deferred tax asset will not be realized due to the lack of sufficient taxable income. The Company establishes reserves for uncertain tax positions that reflect its best estimate of deductions and credits that may not be sustained on a more likely than not basis. As the Company has incurred tax losses since its inception and expects to continue to incur tax losses for the foreseeable future, we will continue to provide a valuation allowance against deferred tax assets until the Company believes that such assets will be realized.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by standards setting bodies that are adopted by us as of the specified effective date. Unless otherwise discussed, our management believes that the impact of recently issued standards that are not yet effective will not have a material impact on our consolidated financial statements upon adoption.

In May 2014, the FASB issued guidance on revenue from contracts with customers, which implements a five step process of how an entity should recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective at the beginning of fiscal year 2017, and early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We are currently evaluating the impact that the adoption will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.

Quantitative and Qualitative Disclosures about Market Risk

At June 30, 2014, we had $8.1 million of cash and cash equivalents invested in standard cash accounts held at one financial institution, which is in excess of FDIC insurance limits.

JBGL Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

You should read the following in conjunction with the sections of this prospectus entitled “Risk Factors,” “Forward-Looking Statements,” “Selected Financial Information of JBGL” and “Business of JBGL” and JBGL’s historical combined and consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

JBGL is a real estate operator involved in the purchase and development of land for residential use, construction lending and home building operations. JBGL Capital (its land development business) and JBGL Builder Finance (its builder operations business) and their affiliates are engaged in all aspects of the homebuilding process, including land acquisition and development, entitlements, design, construction, marketing and sales of various residential projects in master planned communities primarily in the high growth metropolitan areas of DFW and Atlanta.

JBGL currently owns or controls approximately 4,300 home sites in prime locations in the DFW and Atlanta markets. JBGL considers prime locations to be supply constrained lots with high housing demand and where much of the surrounding property has already been developed. JBGL management believes that it is a leading land developer in its markets. JBGL develops lots for both public builders and large private builders. JBGL also owns 50% controlling interests in several builders and provides construction financing for approximately 900 homes annually. JBGL Capital, LP, was formed in 2008 and JBGL Builder Finance LLC was formed in 2010.

JBGL is an active, value-added real estate investor and developer. JBGL formed and purchased 50% of The Providence Group of Georgia, LLC (“The Providence Group”) in 2011 and formed and purchased 50% of CB JENI Homes of DFW LLC (“CB JENI”) in 2012. In 2013, JBGL formed Southgate Homes, DFW LLC (“Southgate”). JBGL has voting control over these builders. The Providence Group focuses on the construction and sale of single family homes and townhomes in the Atlanta market and CB JENI does the same in the DFW market. Southgate is focused on the development of semi-custom homes and build-on-your-own lot custom homes in the DFW market.

Definitions

In the following discussion, “backlog” refers to homes under sales contracts that have not yet closed at the end of the relevant period, “cancellation rate” refers to sales contracts canceled divided by sales contracts executed during the relevant period, “net new home orders” refers to new home sales contracts reduced by the number of sales contracts canceled during the relevant period, and “overall absorption rate” refers to the rate at which net new home orders are contracted per selling community during the relevant period. Sales contracts relating to homes in backlog may be canceled by the prospective purchaser for a number of reasons, such as the prospective purchaser’s inability to obtain suitable mortgage financing. Upon a cancellation, the escrow deposit may be returned to the prospective purchaser (other than with respect to certain design-related deposits, which JBGL retains). Accordingly, backlog may not be indicative of JBGL’s future revenue.

Overview and Outlook

The following are key operating metrics for JBGL for the three months ended June 30, 2014 as compared to the same period in 2013: home deliveries increased by 15.8%, home sales revenue increased by 45.5%, average selling prices increased by 25.7%, backlog units decreased by 4.8%, backlog units value increased by 3.5%, while net new home orders decreased by 35.6% from 233 homes ordered in the three months ended June 30, 2013 to 150 homes ordered in the three months ended June 30, 2014. The increase in average sales price of homes during the comparable periods presented, including the increase in the average sales price of homes in backlog, is the result of local market appreciation of homes of approximately 9.9%. The average sales price of homes may increase or decrease depending on the mix of typical homes JBGL delivers and sells during any period and local market conditions. These changes in the average sales price of homes are part of JBGL’s natural business cycle.

The following are key operating metrics for JBGL for the six months ended June 30, 2014 as compared to the same period in 2013: home deliveries increased by 23.2%, home sales revenue increased by 61.2%, average selling prices increased by 30.8%, net new home orders decreased by 24.2% from 429 homes ordered in the six months ended June 30, 2013 to 325 homes ordered in the six months ended June 30, 2014. The increase in average sales price of homes during the comparable periods presented, including the increase in the average sales price of homes in backlog, is the result of local market appreciation of homes of approximately 9.4% The average sales price of homes may increase or decrease depending on the mix of typical homes JBGL delivers and sells during any period and local market conditions. These changes in the average sales price of homes are part of JBGL’s natural business cycle.

Key operating metrics improved for JBGL during the year ended December 31, 2013 as compared to the same period in 2012 due to the acquisition of CB JENI in April 2012: net new home orders increased by 80.4%, home deliveries increased by 205.5%, home sales revenue increased by 236.5%, average selling prices increased by 10.1%, backlog units increased by 100.0%, and backlog units value increased by 129.9%.

During the year ended December 31, 2013 and the first half of 2014, the housing market continued to show signs of improvement driven by rising consumer confidence, high affordability metrics, and a reduction in home inventory levels.

JBGL’s two primary markets, DFW and Atlanta, have shown significant housing market recovery. JBGL believes the housing market recovery is sustainable, and that it operates in two of the most desirable housing markets in the nation. Among the 12 largest metropolitan areas in the country, the DFW metropolitan area ranked first in the rate of job growth and second in the number of jobs added from April 2013 to April 2014 (Source: US Bureau of Labor Statistics, April 2014). The Atlanta metropolitan area has recorded year over year employment gains each month for nearly four years (Source: US Bureau of Labor Statistics, May 2014). JBGL believes that increasing demand and supply constraints in its target markets create favorable conditions for its future growth.

Basis of Presentation

JBGL’s combined and consolidated financial statements include its accounts and the accounts of its subsidiaries and have been prepared in accordance with GAAP as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). JBGL’s condensed, combined and consolidated financial statements and notes thereto for interim periods presented are unaudited.

These interim financial statements contain all adjustments (consisting of normal recurring adjustments) that are necessary for a fair statement of JBGL’s operating results, financial position and cash flows. Operating results for the interim periods presented are not necessarily indicative of the results for any subsequent interim period or for the full fiscal year ending December 31, 2014.

Results of Operations

Land Development

During the three months ended June 30, 2014, JBGL’s land development segment revenue increased $1.9 million, or 21.3%, to $10.8 million from $8.9 million in revenue for the three months ended June 30, 2013. The increase was comprised of (a) $1.1 million due to an increase of 12.6% in finished inventory lots delivered to 107, for the three months ended June 30, 2014, from 95 for the three months ended June 30, 2013, and (b) $0.8 million related to an increase in the average sales price per lot of $100,885 per lot for the three months ended June 30, 2014, from $93,492 per lot for the three months ended June 30, 2013.

During the six months ended June 30, 2014, JBGL’s land development segment revenue increased $9.7 million, or 66.9%, to $24.2 million from $14.5 million in revenue for the six months ended June 30, 2013. The increase was comprised of (a) $8.9 million due to an increase of 61.3% in finished inventory lots delivered, to 242 for the six months ended June 30, 2014, from 150 for the six months ended June 30, 2013, and (b) $0.8 million related to an increase in the average sales price per lot of $99,865 per lot for the six months ended June 30, 2014 from $96,749 per lot for the six months ended June 30, 2013.

During the year ended December 31, 2013, JBGL’s land development segment revenue increased $10.8 million, or 47.2%, to $33.7 million from $22.9 million in revenue for the year ended December 31,

2012. The increase was comprised of $19.7 million due to an increase of 86% in finished inventory lots delivered, to 372 for the year ended December 31, 2013, from 200 for the year ended December 31, 2012, offset by a decrease of $8.9 million related to a decrease in the average sales price per lot of $90,591 per lot for the year ended December 31, 2013 from $114,635 per lot for the year ended December 31, 2012.

Builder Operations

During the three months ended June 30, 2014, JBGL’s builder operations segment delivered 154 homes, with an average sales price of $357,459. During the same period, JBGL’s builder operations segment generated approximately $55.0 million in revenue. For the three months ended June 30, 2014, JBGL’s builder operations segment’s net new home orders were 150, a 35.6% decrease from the same period in 2013 due to a greater amount of lower priced finished inventory in the three months ended June 30, 2013. At June 30, 2014, JBGL’s builder operations segment had a backlog of 240 sold but unclosed homes, a 4.8% decrease from the same period in 2013, with a total value of approximately $78.9 million, an increase of $2.6 million, or 3.5%, over the same period in 2013, which was primarily attributable to an decrease in the number of homes in backlog due to lower sales, and an increase in the average sales price of homes in backlog is the result of local market appreciation of approximately 8.6%.

During the six months ended June 30, 2014, JBGL’s builder operations segment delivered 292 homes, with an average sales price of $358,511. During the same period, JBGL’s builder operations segment generated approximately $104.7 million in revenue. For the six months ended June 30, 2014, JBGL’s builder operations segment’s net new home orders were 325, a 24.2% decrease over the same period in 2013 due to a greater amount of lower priced finished inventory in the six months ended June 30, 2013.

During the year ended December 31, 2013, JBGL’s builder operations segment delivered 556 homes, with an average sales price of $303,222. During the same period, JBGL’s builder operations segment generated approximately $168.6 million in revenue. For the year ended December 31, 2013, net new home orders totaled 644, an 80.4% increase from the same period in 2012. At December 31, 2013, JBGL’s builder operations segment had a backlog of 182 sold but unclosed homes, a 100.0% increase from the same period in 2012, with a total value of approximately $58.6 million, an increase of $33.1 million, or 129.9%, from the same period in 2012, which was primarily attributable to an increase in the number of homes in backlog, an increase in the average sales price of homes in backlog due to changes to the mix of homes between single family and townhomes contracted for sale during the period, and local market appreciation of approximately 10%.

Key operating metrics improved for JBGL during the year ended December 31, 2012 as compared to 2011 due to the acquisition of two builders (CB JENI in April 2012 and The Providence Group in July 2011). During the year ended December 31, 2012, JBGL’s builder operations segment delivered 182 homes, with an average sales price of $275,302. During the same period, JBGL’s builder operations segment generated approximately $50.1 million in revenue. For the year ended December 31, 2012, net new home orders totaled 357, a 1685.0% increase from the same period in 2011. At December 31, 2012, JBGL’s builder operations segment had a backlog of 91 sold but unclosed homes, a 4,450.0% increase from the same period in 2011, with a total value of approximately $25.5 million, an increase of $24.9 million, or 4,079.0%, from the same period in 2011.

The increase in average sales price of homes during the comparable periods presented, including the increase in the average sales price of homes in backlog, was attributable to changes in product mix due to an increase of higher priced single family homes over lower priced townhomes, increases in the number of homes delivered at higher price points, and local market appreciation of approximately 10%.

The average sales price of homes may increase or decrease depending on the mix of typical homes delivered and sold during such period and local market conditions. These changes in the average sales price of homes are part of JBGL’s natural business cycle.

Revenues

JBGL primarily generates revenue through (a) the sale of lots from its land development segment to public builders, large private builders and its builders, (b) making first lien construction loans to its builders, and (c) the closing and delivery of homes through its builder operations segment. JBGL recognizes revenue on homes and lots when completed and title to and possession of the property have been transferred to the purchaser.

All customer deposits are treated as liabilities. JBGL also serves as the general contractor for certain custom homes where the customers, and not JBGL, own the underlying land and improvements. JBGL recognizes revenue for these contracts either on a percentage of completion method or cost plus method.

Selling, General and Administrative Expenses

Selling, general and administrative expenses represent salaries, benefits and management fees, property taxes, advertising and marketing, rent and lease expenses, and other administrative items, and are recorded in the period incurred.

Expenses

Lot acquisition, materials, other direct costs, interest and other indirect costs related to the acquisition, development, and construction of lots and homes are capitalized until the homes are complete, after which they are expensed. Direct and indirect costs of developing residential lots are allocated based on the relative sales price of the lots. Capitalized costs of residential lots are charged to earnings when the related revenue is recognized. Costs incurred in connection with developed lots such as permits and construction, and completed homes such as raw materials and labor, are charged to earnings when incurred.

Other Income (Expense), Net

Other income (expense) consists of interest income, interest expense, costs incurred for business acquisitions, depreciation, income from rental property and forfeited deposits.

Consolidated Financial Data

The consolidated historical financial data presented below reflect both JBGL’s land development and builder operations segments, and are not necessarily indicative of the results to be expected for any future period.

	June 30, 2014	June 30, 2013	December 31, 2013	December 31, 2012	December 31, 2011
ASSETS
Cash and cash equivalents	$19,122,380	$14,119,114	$18,066,679	$7,484,492	$8,127,135
Inventory	243,443,374	174,532,672	237,126,258	144,088,120	34,416,485
Notes receivable, net	3,800,000	7,511,309	7,556,070	15,272,170	29,801,457
Other	8,624,930	8,679,662	5,658,691	1,965,836	973,854
Total assets	$274,990,684	$204,842,757	$268,407,698	$168,810,618	$73,318,931
LIABILITIES AND MEMBERS’ EQUITY
Borrowings on lines of credit	$20,102,594	$8,917,762	$17,208,035	$6,544,264	$2,950,000
Notes payable	16,027,648	23,927,044	26,595,229	21,441,775	3,717,632
Other	29,017,552	27,135,166	25,785,540	19,136,699	4,571,973
Total liabilities	65,147,794	59,979,972	69,588,804	47,122,738	11,239,605
Total members’ equity	209,842,890	144,862,785	198,818,894	121,687,880	62,079,326
Total liabilities and members’ equity	$274,990,684	$204,842,757	$268,407,698	$168,810,618	$73,318,931

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2014	2013	2013	2012	2011
REVENUES:
Sale of residential units	$55,048,744	$37,829,298	$104,685,088	$64,958,699	$168,591,201	$50,105,030	$9,085,785
Cost of residential units	(41,219,387)	(28,358,191)	(78,611,754)	(49,401,195)	(122,616,113)	(39,642,357)	(7,921,806)
Gross profit on sale of residential units	13,829,357	9,471,107	26,073,334	15,557,504	45,975,088	10,462,673	1,163,979
Sale of land and lots	10,794,690	8,881,770	24,167,258	14,512,393	33,734,513	22,927,080	6,184,206
Cost of land and lots	(8,141,006)	(5,984,826)	(17,909,072)	(8,580,118)	(21,512,814)	(15,256,065)	(3,982,602)
Gross profit on sale of land and lots	2,653,684	2,896,944	6,258,186	5,932,275	12,221,699	7,671,015	2,201,604
Interest and fees	305,660	783,757	680,120	1,678,610	3,542,174	7,124,339	2,558,159
Other income	427,732	1,417,600	480,154	1,849,694	1,400,418	3,771,839	1,636,099
	17,216,433	14,569,408	33,491,794	25,018,083	63,139,379	29,029,866	7,559,840
EXPENSES:
Salaries and management fees – related party	3,213,424	2,079,708	6,747,392	4,227,840	11,266,351	4,370,845	1,886,509
Selling, general and administrative	2,491,408	890,383	4,772,977	2,178,237	6,623,437	3,311,734	1,183,762
Other expenses	647,077	153,471	953,976	284,576	606,210	404,673	35,737
	6,351,909	3,123,562	12,474,345	6,690,653	18,495,998	8,087,252	3,106,008
Net income before taxes	10,864,524	11,445,846	21,017,449	18,327,430	44,643,381	20,942,614	4,453,833
State tax expense	—	59,000	337,790	209,500	327,481	230,411	34,089
Net income	10,864,524	11,386,846	20,679,659	18,177,930	44,315,900	20,712,203	4,419,744
Less: net income attributable to non-controlling interest	3,454,819	3,772,067	5,921,453	4,471,692	12,308,734	3,517,911	56,382
Net income attributable to controlling interest	$7,409,705	$7,614,779	$14,758,206	$13,646,238	$32,007,166	$17,194,292	$4,363,362

Matters Affecting the Comparability of JBGL’s Financial Results

Key operating metrics improved substantially for JBGL during the years ended December 31, 2013 and 2012 as compared to the prior periods due in each case to the acquisition of two builders (CB JENI in April 2012 and The Providence Group in July 2011) and the inclusion of a full year of operations for such builders in the applicable period following each acquisition.

Three Months Ended June 30, 2014 Compared to the Three Months Ended June 30, 2013

Net New Home Orders and Backlog

The table below represents new home orders and backlog related to JBGL’s builder operations.

	Three Months Ended June 30,		Increase (Decrease)
New Home Orders and Backlog	2014	2013	Change	%
Net new home orders	150	233	(83)	(35.6)%
Number of cancellations	23	23	0	0.0%
Cancellation rate	15.3%	9.9%	5.4%	54.5%
Average selling communities	25	26	(1)	3.9%
Selling communities at end of period	25	26	(1)	3.9%
Backlog ($ in thousands)	$78,908	$76,273	$2,635	3.5%
Backlog (units)	240	252	(12)	(4.8)%
Average sales price of backlog	$328,782	$302,670	$26,112	8.6%

Net new home orders for the three months ended June 30, 2014 decreased by 83 homes, or 35.6%, to 150, due to a decrease in average sales per community in the three months ended June 30, 2014. JBGL’s overall absorption rate for the three months ended June 30, 2014 was an average of 6.0 per selling community (2.0 monthly), compared to an average of 9.0 per selling community (3.0 monthly) for the three months ended June 30, 2013 due to a decrease in new home orders.

JBGL’s cancellation rate was approximately 15.3% for the three months ended June 30, 2014, compared to 9.9% for the three months ended June 30, 2013. JBGL management believes that the cancellation rate for the three months ended June 30, 2013 was atypically low. JBGL management believes a cancellation rate in the range of 15% to 20% is more representative of an industry average cancellation rate as compared to 9.9% for the three months ended June 30, 2013.

Backlog units decreased by 12 homes, or 4.8%, to 240 as of June 30, 2014, as compared to 252 as of June 30, 2013. The dollar value of backlog units increased $2.6 million, or 3.5%, to $78.9 million as of June 30, 2014 from $76.3 million as of June 30, 2013. The increase in value of backlog units reflects an increase in the average sales price of homes in backlog. JBGL’s average sales price of homes in backlog increased $26,112, or 8.6%, to $328,782 for the three months ended June 30, 2014, compared to $302,670 for the three months ended June 30, 2013. The increase in the average sales price of homes in backlog is the result of local market appreciation of approximately 8.6%. The average sales price of homes may fluctuate depending on the mix of homes delivered and sold during a period. The change in the average sales price of homes is a part of JBGL’s natural business cycle.

New Homes Delivered and Home Sales Revenue

The table below represents home sales revenue and new homes delivered related to JBGL’s builder operations segment.

	Three Months Ended June 30,		Increase (Decrease)
New Homes Delivered and Home Sales Revenue	2014	2013	Change	%
New homes delivered	154	133	21	15.8%
Home sales revenue ($ in thousands)	$55,049	$37,829	$17,220	45.5%
Average sales price of home delivered	$357,459	$284,431	$73,028	25.7%

New home deliveries for the three months ended June 30, 2014 for JBGL’s builder operations segment was 154, compared to new home deliveries of 133 for the three months ended June 30, 2013, resulting in an increase of 21 homes, or 15.8%. The increase in new home deliveries was primarily attributable to an increase in backlog resulting from prior period sales.

Home sales revenue increased $17.2 million, or 45.5%, to $55.0 million for the three months ended June 30, 2014, from $37.8 million for the three months ended June 30, 2013. The increase in revenue was comprised of (a) $6.0 million due to a 15.8% increase in homes delivered to 154 for the three months ended June 30, 2014, from 133 for the three months ended June, 30, 2013, and (b) $11.2 million related to an increase in average sales price of $73,028 per home to $357,459 for the three months ended June 30, 2014, from $284,431 for the three months ended June 30, 2013. The increase in the average sales price was the result of changes to the mix of homes resulting in an increase of single family over townhomes delivered during those periods, and local market appreciation of approximately 9.4%.

The average sales price of homes may fluctuate depending on the mix of homes delivered and sold during a period. The change in the average sales price of homes is a part of JBGL’s natural business cycle.

Homebuilding

The table below represents cost of home sales and gross margin related to JBGL’s builder operations segment.

	Three Months Ended June 30,
Homebuilding ($ in thousands)	2014	%	2013	%
Home sales revenue	$55,049	100.0%	$37,829	100.0%
Cost of home sales	$41,220	74.9%	$28,359	75.0%
Homebuilding gross margin	$13,829	25.1%	$9,470	25.0%

Cost of home sales for the three months ended June 30, 2014 for JBGL’s builder operations segment was $41.2 million, compared a to cost of home sales of $28.4 million for the three months ended June 30, 2013, resulting in an increase of $12.9 million, or 45.4%, primarily due to the 15.8% increase in the number of homes delivered and a change in mix of homes delivered during those periods.

Homebuilding gross margin percentage for the three months ended June 30, 2014 for builder operations was 25.1%, compared to homebuilding gross margin percentage of 25.0% for the three months ended June 30, 2013.

Selling, General and Administrative Expense

The table below represents selling, general and administrative expenses, including salaries and management fees, related to JBGL’s land development and builder operations segments.

Selling, General and Administrative Expense Including Salaries and Management Fees ($ in thousands)	Three Months Ended June 30,		As Percentage of Revenue
	2014	2013	2014	2013
Land development	$1,091	$245	10.1%	2.8%
Builder operations	$4,614	$2,725	8.4%	7.2%

Land Development

Selling, general and administrative expense for the three months ended June 30, 2014 for JBGL’s land development segment was $1.1 million, compared to selling, general and administrative expense of $0.2 million for the three months ended June 30, 2013, resulting in an increase of 345.3%, which was primarily the result of additional salaries and employee headcount of approximately $0.6 million and approximately $0.3 million in expenditures related to land development projects.

Builder Operations

Selling, general and administrative expense for the three months ended June 30, 2014 for JBGL’s builder operations segment was $4.6 million, compared to selling, general and administrative expense of $2.7 million for the three months ended June 30, 2013, resulting in an increase of 69.3%, which was primarily attributable to an increase in salaries, employee headcount and benefits of approximately $0.8 million and approximately $1.1 million in expenditures to support building operations.

Other Income (Expense), Net

Other income (expense), net, for land development and builder operations decreased $2.2 million, or 112.8%, to $(0.25) million for the three months ended June 30, 2014, from $2.0 million for the three months ended June 30, 2013. The decrease in other income (expense), net, was primarily attributable to a decrease in interest and fee income of approximately $1.7 million and an increase in interest expense of approximately $0.5 million.

Net Income

Land Development & Builder Operations (Consolidated)

Net income for the three months ended June 30, 2014 was $10.8 million, compared to net income of $11.4 million for the three months ended June 30, 2013, resulting in a decrease of 4.6%.

Land Development

Net income for the three months ended June 30, 2014 for JBGL’s land development segment was $1.6 million, compared to net income of $2.3 million for the three months ended June 30, 2013, a decrease of $0.7 million, or 28.6%, which was primarily attributable to an approximately 8.8% decrease in gross margin on lot sales related to a shift from purchases of distressed land/lots to a land developer with more normalized margins.

Builder Operations

Net income for the three months ended June 30, 2014 for JBGL’s builder operations segment was $5.8 million, compared to net income of $5.3 million for the three months ended June 30, 2013, an increase of $0.5 million, or 8.4%, which was primarily attributable to an increase of 21 homes delivered for the three months ended June 30, 2014 as compared to the three months ended June 30, 2013.

Six Months Ended June 30, 2014 Compared to the Six Months Ended June 30, 2013

Net New Home Orders

The table below represents new home orders related to JBGL’s builder operations.

	Six Months Ended June 30,		Increase (Decrease)
New Home Orders	2014	2013	Change	%
Net new home orders	325	429	(104)	(24.2)%
Cancellation rate	15.4%	11.4%	4.0%	35.1%
Average selling communities	25	26	(1)	(3.9)%

Net new home orders for the six months ended June 30, 2014 decreased by 104 homes, or 24.2%, to 325, due to a decrease in average sales per community in the six months ended June 30, 2014. JBGL’s overall absorption rate for the six months ended June 30, 2014 was an average of 13.0 per selling community (2.2 monthly), compared to an average of 16.5 per selling community (2.8 monthly) for the six months ended June 30, 2013.

JBGL’s cancellation rate was approximately 15.4% for the six months ended June 30, 2014, compared to 11.4% for the six months ended June 30, 2013. JBGL management believes that the cancellation rate for the six months ended June 30, 2013 was atypically low. JBGL management believes a cancellation rate in the range of 15% to 20% is more representative of an industry average cancellation rate as compared to 11.4% for the six months ended June 30, 2014.

New Homes Delivered and Home Sales Revenue

The table below represents home sales revenue and new homes delivered related to JBGL’s builder operations segment.

	Six Months Ended June 30,		Increase (Decrease)
New Homes Delivered and Home Sales Revenue	2014	2013	Change	%
New homes delivered	292	237	55	23.2%
Home sales revenue ($ in thousands)	$104,685	$64,959	$39,726	61.2%
Average sales price of home delivered	$358,511	$274,087	$84,424	30.8%

New home deliveries for the six months ended June 30, 2014 for JBGL’s builder operations segment was 292, compared to new home deliveries of 237 for the six months ended June 30, 2013, an increase of 55 homes, or 23.2%. The increase in new home deliveries was primarily attributable to an increase in backlog resulting from prior period sales.

Home sales revenue increased $39.7 million, or 61.2%, to $104.7 million for the six months ended June 30, 2014, from $65.0 million for the six months ended June 30, 2013. The increase in revenue was comprised of (a) $15.1 million due to a 23.2% increase in homes delivered to 292 for the six months ended June 30, 2014, from 237 for the six months ended June, 30, 2013, and (b) $24.6 million related to an increase in average sales price of $84,424 per home to $358,511 for the six months ended June 30, 2014, from $274,087 for the six months ended June 30, 2013. The increase in the average sales price was the result of changes to the mix of homes resulting in an increase of single family to townhomes delivered during those periods, and local market appreciation of approximately 9.4%.

The average sales price of homes may fluctuate depending on the mix of homes delivered and sold during a period. The change in the average sales price of homes is a part of JBGL’s natural business cycle.

Homebuilding

The table below represents cost of home sales and gross margin related to JBGL’s builder operations segment.

	Six Months Ended June 30,
Homebuilding ($ in thousands)	2014	%	2013	%
Home sales revenue	$104,685	100.0%	$64,959	100.0%
Cost of home sales	$78,612	75.1%	$49,401	76.0%
Homebuilding gross margin	$26,073	24.9%	$15,558	24.0%

Cost of home sales for the six months ended June 30, 2014 for JBGL’s builder operations segment was $78.6 million, compared to cost of home sales of $49.4 million for the six months ended June 30, 2013, an increase of $29.2 million, or 59.1%, primarily due to the 23.2% increase in the number of homes delivered and changes in product mix related to increased sales of higher priced single family homes over lower priced townhomes.

Homebuilding gross margin percentage for the six months ended June 30, 2014 for builder operations was 24.9%, compared to homebuilding gross margin percentage of 24.0% for the six months ended June 30, 2013.

Selling, General and Administrative Expense

The table below represents selling, general and administrative expenses, including salaries and management fees, related to JBGL’s land development and builder operations segments.

Selling, General and Administrative Expense Including Salaries and Management Fees ($ in thousands)	Six Months Ended June 30,		As Percentage of Revenue
	2014	2013	2014	2013
Land development	$1,632	$575	6.8%	4.0%
Builder operations	$9,889	$6,883	9.4%	10.6%

Land Development

Selling, general and administrative expense for the six months ended June 30, 2014 for JBGL’s land development segment was $1.6 million, compared to selling, general and administrative expense of $0.6 million for the six months ended June 30, 2013, resulting in an increase of 183.8%, which was primarily the result of additional salaries and employee headcount of approximately $0.2 million and approximately $0.8 million in expenditures related to land development projects.

Builder Operations

Selling, general and administrative expense for the six months ended June 30, 2014 for JBGL’s builder operations segment was $9.9 million, compared to selling, general and administrative expense of $6.9 million for the six months ended June 30, 2013, an increase of 43.7%, which was primarily the result of additional salaries, employee headcount and benefits of approximately $2.1 million and approximately $0.9 million in expenditures related to builder operations projects.

Other Income (Expense), Net

Other income (expense), net, for land development and builder operations decreased $3.3 million, or 104.2%, to $(0.1) million for the six months ended June 30, 2014, from $3.2 million for the six months ended June 30, 2013. The decrease in other income (expense), net, was primarily attributable to a decrease in interest and fee income of approximately $2.4 million and an increase in interest expense of approximately $0.7 million.

Net Income

Land Development & Builder Operations (Consolidated)

Net income for the six months ended June 30, 2014 was $20.7 million, compared to net income of $18.1 million for the six months ended June 30, 2013, an increase of 14.1%.

Land Development

Net income for the six months ended June 30, 2014 for JBGL’s land development segment was $4.7 million, compared to net income of $5.5 million for the six months ended June 30, 2013, a decrease of $0.8 million, or 13.2%, which was primarily attributable to an approximately 15% decrease in gross margin on lot sales related to a shift from purchases of distressed land/lots to a land developer with more normalized margins.

Builder Operations

Net income for the six months ended June 30, 2014 for JBGL’s builder operations segment was $10.0 million, compared to net income of $8.2 million for the six months ended June 30, 2013, an increase of $1.8 million, or 22.5%, which was primarily attributable to an increase of 55 homes delivered for the six months ended June 30, 2014 as compared to the six months ended June 30, 2013.

Lots Owned and Controlled

The table below represents lots owned and controlled (including land option agreements) as of June 30, 2014 and 2013. Owned lots are those to which JBGL holds title, while controlled lots are those that JBGL has the contractual right to acquire title but does not currently own.

	As of June 30, 2014
Lots Owned and Controlled	Owned	Controlled	Total
Texas	2,224	301	2,525
Georgia	1,293	504	1,797
Total	3,517	805	4,322

	As of June 30, 2013
Lots Owned and Controlled	Owned	Controlled	Total
Texas	2,034	88	2,122
Georgia	1,212	590	1,802
Total	3,246	678	3,924

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Net New Home Orders and Backlog

The table below represents new home orders and backlog related to JBGL’s builder operations segment.

	Year Ended December 31,		Increase (Decrease)
New Home Orders & Backlog	2013	2012	Change	%
Net new home orders	644	357	287	80.4%
Number of cancellations	95	30	65	216.7%
Cancellation rate	14.8%	8.4%	6.3%	75.4%
Average selling communities	29	21	8	38.1%
Selling communities at end of period	25	21	4	19.1%
Backlog ($ in thousands)	$58,634	$25,500	$33,134	129.9%
Backlog (units)	182	91	91	100.0%
Average sales price of backlog	$322,165	$280,220	$41,945	14.9%

Net new home orders for the year ended December 31, 2013 increased by 287 homes to 644, or 80.4%, from 357 for the year ended December 31, 2012. JBGL’s overall absorption rate for the year ended December 31, 2013 was an average of 22.2 per selling community (1.9 monthly), compared to an average of 17.0 per selling community (1.4 monthly) for the year ended December 31, 2012. JBGL’s monthly absorption rate increased despite an increase in the cancellation rate.

JBGL’s cancellation rate was approximately 14.8% for the year ended December 31, 2013, compared to 8.4% for the year ended December 31, 2012. JBGL’s management believes that the cancellation rate for the year ended December 31, 2012 was atypically low based on a relatively small sample size. JBGL management believes a cancellation rate in the range of 15% to 20% is more representative of an industry average cancellation rate as compared to 8.4% for the year ended December 31, 2012.

Backlog units increased by 91 homes, or 100.0%, to 182 as of December 31, 2013, from 91 as of December 31, 2012. The dollar value of backlog units increased $33.1 million, or 129.9%, to $58.6 million as of December 31, 2013 from $25.5 million as of December 31, 2012. The increase in value of backlog units reflects an increase in the number of homes in backlog, as a result of an increase in community count to 29 for the year ended December 31, 2013 compared to 21 for the year ended December 31, 2012, and an increase in the average sales price of homes in backlog. JBGL’s average sales price of homes in backlog increased $41,945, or 14.9%, to $322,165 for the year ended December 31, 2013, compared to $280,220 for the year ended December 31, 2012. The increase in the average sales price of homes in backlog is the result of changes in product mix related to higher priced single family homes over lower priced townhomes contracted for sale during the period and local market appreciation of approximately 10.0%. The average sales price of homes may fluctuate depending on the mix of typical homes delivered and sold during a period. The change in the average sales price of homes is part of JBGL’s natural business cycle.

New Homes Delivered and Home Sales Revenue

The table below represents home sales revenue and new homes delivered related to JBGL’s builder operations segment.

	Year Ended December 31,		Increase (Decrease)
New Homes Delivered and Home Sales Revenue	2013	2012	Change	%
New homes delivered	556	182	374	205.5%
Home sales revenue ($ in thousands)	$168,591	$50,105	$118,487	236.5%
Average sales price of home delivered	$303,222	$275,302	$27,919	10.1%

New home deliveries (excluding existing completed homes purchased) for the year ended December 31, 2013 for JBGL’s builder operations segment was 556, compared to new home deliveries of 182 for the year ended December 31, 2012, resulting in an increase of 374 homes, or 205.5%. The increase in new home deliveries was primarily attributable to the increase in net new home orders, which resulted from an increase of 8 new JBGL communities and the addition of the operations of a second builder for the entire 2013 period. The addition of the second builder was responsible for an increase of 142 new home deliveries.

Home sales revenue increased $118.5 million, or 236.5%, to $168.6 million for the year ended December 31, 2013, from $50.1 million for the year ended December 31, 2012. The increase in revenue was comprised of (a) $103.0 million due to a 205.5% increase in homes delivered to 556 for the year ended December 31, 2013, from 182 for the year ended December, 31, 2012, and (b) $15.5 million related to an increase in average sales price of $27,919 per home to $303,222 for the year ended December 31, 2013, from $275,302 for the year ended December 31, 2012. The addition of the second builder was responsible for an increase in home sales revenue of approximately $35.1 million. The increase in the average sales price of homes delivered was attributable to changes in product mix, increases in the number of higher priced single family homes over lower priced townhomes, and local market appreciation of approximately 10%.

Homebuilding

The table below represents cost of home sales and gross margin related to JBGL’s builder operations segment.

	Year Ended December 31,
Homebuilding ($ in thousands)	2013	%	2012	%
Home sales	$168,591	100.0%	$50,105	100.0%
Cost of home sales	$122,616	72.7%	$39,642	79.1%
Homebuilding gross margin	$45,975	27.3%	$10,463	20.9%

Cost of home sales for the year ended December 31, 2013 for builder operations was $122.6 million, compared to cost of home sales of $39.6 million for the year ended December 31, 2012, resulting in an increase of $83.0 million, or 209.3%, primarily due to the 205.5% increase in the number of homes delivered.

Homebuilding gross margin percentage for the year ended December 31, 2013 for builder operations was 27.3%, compared to a gross margin percentage of 20.9% for the year ended December 31, 2012, which resulted from favorable housing market conditions and an increase in the average sales price of $27,919 per home to $303,222 for the year ended December 31, 2013, from $275,302 for the year ended December 31, 2012.

Selling, General and Administrative Expense

The table below represents selling, general and administrative expenses, including salaries and management fees, related to JBGL’s land development and builder operations segments.

Selling, General and Administrative Expense Including Salaries and Management Fees ($ in thousands)	Year Ended December 31,		As Percentage of Home Sales Revenue
	2013	2012	2013	2012
Land development	$2,089	$761	6.2%	3.3%
Builder operations	$14,420	$6,875	8.6%	13.7%

Land Development

Selling, general and administrative expense for the year ended December 31, 2013 for land development was $2.1 million, compared to selling, general and administrative expense of $0.8 million for the year ended December 31, 2012, an increase of 174.6%. The increase was primarily the result of additional salaries and employee headcount of approximately $0.9 million and approximately $0.4 million in expenditures related to land development projects.

Builder Operations

Selling, general and administrative expense for the year ended December 31, 2013 for builder operations was $14.4 million, compared to selling, general and administrative expense of $6.9 million for the year ended December 31, 2012, an increase of 109.8%. The increase was primarily the result of additional salaries, employee headcount and benefits of approximately $6.0 million and the addition of a full year for a builder added in 2012 which resulted in an increase of approximately $1.5 million.

Other Income (Expense), Net

Other income (expense), net, for land development and builder operations decreased $6.2 million, or 58.7%, to $4.3 million for the year ended December 31, 2013, from $10.5 million for the year ended December 31, 2012. The decrease in other income (expense), net was due to less interest and fee income of approximately $5.7 million as JBGL had fewer notes receivable outstanding for the year ended December 31, 2013.

Net Income

Land Development and Builder Operations (Consolidated)

Net income for the year ended December 31, 2013 for land development and builder operations was $32.0 million, compared to net income of $17.2 million for the year ended December 31, 2012, an increase of 86.2%.

Land Development

Net income for the year ended December 31, 2013 for JBGL’s land development segment was $11.2 million, compared to net income of $7.2 million for the year ended December 31, 2012, an increase of $4.0 million, or 56.2%, which was primarily attributable to an increase of 172 lots delivered for the year ended December 31, 2013 compared to the year ended December 31, 2012.

Builder Operations

Net income for the year ended December 31, 2013 for JBGL’s builder operations segment was $20.8 million, compared to net income of $10.0 million for the year ended December 31, 2012, an increase of $10.8 million, or 107.7%, which was primarily attributable to an increase of 374 homes delivered for the year ended December 31, 2013 compared to the year ended December 31, 2012.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Net New Home Orders and Backlog

The table below represents new home orders and backlog related to JBGL’s builder operations segment.

	Year Ended December 31,		Increase (Decrease)
New Home Orders & Backlog	2012	2011	Change	%
Net new home orders	357	20	337	1685.0%
Number of cancellations	30	0	30	N/A
Cancellation rate	8.4%	0.0%	8.4%	N/A
Average selling communities	21	6	15	250.0%
Selling communities at end of period	21	6	15	250.0%
Backlog ($ in thousands)	$25,500	$610	$24,890	4,079.0%
Backlog (units)	91	2	89	4,450.0%
Average sales price of backlog	$280,220	$305,098	$(24,878)	(8.2)%

Net new home orders for the year ended December 31, 2012 increased by 337 homes to 357, or 1685.0%, compared to 20 for the year ended December 31, 2011. JBGL’s overall absorption rate for the year ended December 31, 2012 was an average 17.0 per selling community (1.4 monthly), compared to an average 3.3 per selling community (0.3 monthly) for the year ended December 31, 2011. The increase in new home orders was primarily attributable to an increase of 241 new home orders for a full year of operations from one home builder and 96 new home orders from the addition of a second builder in 2012.

JBGL’s cancellation rate was approximately 8.4% for the year ended December 31, 2012, compared to 0.0% for the year ended December 31, 2011. In 2011, there were no cancellations as JBGL’s building operations segment was in the early stages of its business. Cancellations are a normal function of the sales cycle.

Backlog units increased by 89 homes, or 4,450%, to 91 as of December 31, 2012, compared to 2 as of December 31, 2011. The value of the backlog increased $24.9 million, or 4,079.0%, to $25.5 million as of December 31, 2012, from $0.6 million as of December 31, 2011. The increase in value of the backlog reflects an increase in the number of homes in backlog. JBGL’s average sales price of homes in backlog decreased $24,878, or 8.2%, to $280,220 for the year ended December 31, 2012, compared to $305,098 for the year ended December 31, 2011. The decrease in the average sales price of homes in backlog was the result of changes to the mix of homes delivered between single family and townhomes during the period. The average sales price of homes may fluctuate depending on the mix of typical homes delivered and sold during a period. The change in the average sales price of homes is part of JBGL’s natural business cycle.

New Homes Delivered and Home Sales Revenue

The table below represents home sales revenue and new homes delivered related to JBGL’s builder operations segment.

	Year Ended December 31,		Increase (Decrease)
New Homes Delivered and Home Sales Revenue	2012	2011	Change	%
New homes delivered	182	35	147	420.0%
Home sales revenue ($ in thousands)	$50,105	$9,086	$41,019	451.5%
Average sales price of home delivered	$275,302	$259,594	15,709	6.1%

New home deliveries (excluding existing completed homes purchased) for the year ended December 31, 2012 for JBGL’s builder operations segment was 182, compared to new home deliveries of 35 for the year ended December 31, 2011, resulting in an increase of 147 homes, or 420.0%. The home builder acquired in 2012 was responsible for an additional 54 new home deliveries in 2012 and the home builder acquired in 2011 was responsible for an additional 93 new home deliveries in 2012. Additionally, there was an increase in community count of 5 from 2011 to 2012.

Home sales revenue increased $41.0 million, or 451.5%, to $50.1 million for the year ended December 31, 2012, from $9.1 million for the year ended December 31, 2011. The increase in revenue was comprised of (a) $38.1 million due to a 420.0% increase in homes delivered to 182 for the year ended December 31, 2012, from 35 for the year ended December, 31, 2011, and (b) $2.9 million related to an increase in average sales price of $15,709 per home to $275,302 for the year ended December 31, 2012, from $259,594 for the year ended December 31, 2011. The home builder acquired in 2012 was responsible for an additional $11.7 million in home sales revenue, and the home builder acquired in 2011 was responsible for an additional $29.4 million in home sales revenue. The increase in the average sales price of homes delivered was attributable to the home builder acquired in 2011 related to changes in product mix due to increased sales of higher priced single family homes over lower priced townhomes.

Homebuilding

The table below represents cost of home sales and gross margin related to JBGL’s builder operations segment.

	Year Ended December 31,
Homebuilding ($ in thousands)	2012	%	2011	%
Home sales	$50,105	100.0%	$9,086	100.0%
Cost of home sales	$39,642	79.1%	$7,922	87.2%
Homebuilding gross margin	$10,463	20.9%	$1,164	12.8%

Cost of home sales for the year ended December 31, 2012 for JBGL’s builder operations segment was $39.6 million, compared to cost of home sales of $7.9 million for the year ended December 31, 2011, resulting in an increase of $31.7 million, or 400.4%, due to an additional 147 new homes deliveries, or 420.0%. The home builder acquired in 2012 was responsible for an additional 54 new home deliveries in 2012 and $9.3 million related to cost of home sales. The home builder acquired in 2011 was responsible for an additional 93 new home deliveries and $22.4 million related to cost of home sales related to a full year of results for 2012.

Homebuilding gross margin percentage for the year ended December 31, 2012 for JBGL’s builder operations segment was 20.9%, compared to homebuilding gross margin percentage of 12.8% for the year ended December 31, 2011, which resulted from favorable housing market conditions and an increase in the average sales price of $15,709 per home to $275,302 for the year ended December 31, 2012, from $259,594 for the year ended December 31, 2011.

Selling, General and Administrative Expense

The table below represents selling, general and administrative expenses, including salaries and management fees, related to JBGL’s land development and builder operations segments.

Selling, General and Administrative Expense Including Salaries and Management Fees ($ in thousands)	Year Ended December 31,		As Percentage of Home Sales Revenue
	2012	2011	2012	2011
Land development	$761	$319	3.3%	5.2%
Builder operations	$6,875	$2,753	13.7%	30.3%

Land Development

Selling, general and administrative expense for the year ended December 31, 2012 for JBGL’s land development segment was $0.8 million, compared to selling, general and administrative expense of $0.3 million for the year ended December 31, 2011, an increase of 138.5%, which was primarily the result of increased management fees due to more assets under management as well increased selling expenses to support land development operations.

Builder Operations

Selling, general and administrative expense for the year ended December 31, 2012 for JBGL’s builder operations segment was $6.9 million, compared to selling, general and administrative expense of $2.8 million for the year ended December 31, 2011, an increase of 149.7%. The increase was primarily the result of additional salaries and employee headcount of approximately $2.8 million related to a full year of expenses for a builder that was added in July 2011, and an increase of approximately $1.4 million with the addition of builder in 2012.

Other Income (Expense), Net

Other income (expense), net, for land development and builder operations increased $6.3 million, or 152.3%, to $10.5 million for the year ended December 31, 2012, from $4.2 million for the year ended December 31, 2011. The increase in other income (expense), net was due to additional interest and fees of approximately $5.8 million related to notes receivable and direct financing leases of approximately $0.5 million.

Net Income

Land Development and Builder Operations (Consolidated)

Net income for the year ended December 31, 2012 was $17.2 million, compared to net income of $4.4 million for the year ended December 31, 2011, an increase of 294.1%.

Land Development

Net income for the year ended December 31, 2012 for JBGL’s land development segment was $7.2 million, compared to net income of $3.4 million for the year ended December 31, 2011, an increase of $3.8 million, or 114.4%, which was primarily attributable to an increase of 109 lots delivered for the year ended December 31, 2012 compared to the year ended December 31, 2011.

Builder Operations

Net income for the year ended December 31, 2012 for JBGL’s builder operations segment was $10.0 million, compared to net income of $1.0 million for the year ended December 31, 2011, an increase of $9.0 million, or 890.0%, which was primarily attributable to an increase of 147 homes delivered for the year ended December 31, 2012 compared to the year ended December 31, 2011.

Lots Owned and Controlled

The table below represents lots owned and controlled (including land option agreements) as of December 31, 2013, 2012 and 2011. Owned lots are those to which JBGL holds title, while controlled lots are those that JBGL has the contractual right to acquire title but does not currently own it.

	As of December 31, 2013
Lots Owned and Controlled	Owned	Controlled	Total
Texas	2,364	292	2,656
Georgia	1,384	555	1,939
Total	3,748	847	4,595

	As of December 31, 2012
Lots Owned and Controlled	Owned	Controlled	Total
Texas	2,045	370	2,415
Georgia	970	312	1,282
Total	3,015	682	3,697

	As of December 31, 2011
Lots Owned and Controlled	Owned	Controlled	Total
Texas	466	—	466
Georgia	367	97	464
Total	833	97	930

Liquidity and Capital Resources Overview

As of June 30, 2014, JBGL had $17.1 million of cash and cash equivalents. JBGL believes it has a prudent cash management strategy, including with respect to cash outlays for land and inventory acquisition and development.

JBGL intends to generate cash from the sale of inventory, and intends to redeploy the net cash generated from the sale of inventory to acquire and develop lots that represent opportunities to generate desired margins.

JBGL’s principal uses of capital for the six months ended June 30, 2014 were operating expenses, land purchases, land development, home construction and the payment of routine liabilities. JBGL used funds generated by operations and available borrowings to meet its short-term working capital requirements. JBGL remains focused on generating positive margins in its builder operations segment and acquiring desirable land positions in order to maintain a strong balance sheet and remain poised for growth.

Cash flows for each of JBGL’s communities depend on their stage in the development cycle, and can differ substantially from reported earnings. Early stages of development or expansion require significant cash outlays for land acquisitions, entitlements and other approvals, and construction of model homes, roads, utilities, general landscaping and other amenities. Because these costs are a component of JBGL’s inventory and are not recognized in JBGL’s statement of income until a home closes, JBGL incurs significant cash outlays prior to JBGL’s recognition of earnings. In the later stages of community development, cash inflows may significantly exceed earnings reported for financial statement purposes, as the cash outflow associated with home and land construction was previously incurred. JBGL is currently actively acquiring and developing lots in its primary markets in order to maintain and grow its lot supply.

JBGL intends to use both debt and equity as part of its ongoing financing strategy coupled with redeployment of cash flow from continuing operations, to provide it with the financial flexibility to access capital on the best terms available. In that regard, JBGL intends to maintain prudent leverage levels to finance the acquisition and development of lots and the construction of homes. JBGL’s existing indebtedness is recourse to it, and JBGL anticipates that future indebtedness will also be recourse.

JBGL intends to finance future acquisitions and developments with the most advantageous source of capital available at the time of the transaction, which may include a combination of common equity, secured and unsecured corporate level debt, property level debt, mortgage financing and other debt.

Revolving Credit Facility

As of June 30, 2014, JBGL had the following lines of credit (“LOC”):

On April 13, 2012, a subsidiary of JBGL opened a LOC issued by Inwood National Bank (“Inwood”) in the amount of $4,750,000 maturing on April 13, 2014, bearing interest at four percent per annum, and collateralized by certain leased assets. The LOC was renewed during 2014 until April 13, 2015.

On September 15, 2012, a subsidiary of JBGL opened a LOC issued by Inwood in the amount of $3,000,000 maturing on September 15, 2014, bearing interest at four percent per annum, and collateralized by certain leased assets.

On October 13, 2013, JBGL extended an existing credit facility with Inwood and increased the size of such facility from $8,000,000 to $25,000,000. Interest on amounts drawn under the credit facility accrues and is payable monthly at a rate of four percent per annum. Amounts drawn under this credit facility as of March 31, 2014 totaled $16,500,000 and were secured by land owned by JBGL in John’s Creek, Georgia. The maturity date of the credit facility is October 13, 2014.

Notes Payable

On December 13, 2013, a subsidiary of JBGL signed a promissory note with Briar Ridge Investments, LTD for $9,000,000 maturing at December 31, 2017, bearing interest at six percent per annum and collateralized by land purchased by JBGL in Allen, Texas.

On December 17, 2013, a subsidiary of JBGL initiated a LOC with PlainsCapital Bank for $7,500,000 maturing on December 17, 2015, bearing interest at five percent per annum and collateralized by a lien on lots and land owned by JBGL located in the Carrollton, Texas area.

Subsidiaries of JBGL have purchased lots under various agreements from unrelated third parties. The sellers of these lots have subordinated a percentage of the lot purchase price to various construction loans of the JBGL subsidiary. Notes were signed in relation to the subordination bearing interest at between eight and fourteen percent per annum, collateralized by liens on the homes built by JBGL on each lot. The sellers will release their lien upon repayment of principal plus accrued interest at the closing of each individual home to a third party buyer.

Covenant Compliance

Under the credit facilities with Inwood described above, JBGL is required to maintain minimum multiples of net worth in excess of the outstanding loan balances on JBGL’s revolving lines of credit. As of June 30, 2014, December 31, 2013 and December 31, 2012, JBGL was in compliance with these covenants.

Cash Flows

Cash Flows — Six Months Ended June 30, 2014 to Six Months Ended June 30, 2013

For the six months ended June 30, 2014 as compared to the six months ended June 30, 2013, the comparison of cash flows is as follows:

•	Net cash provided by operating activities for the six months ended June 30, 2014 was $14.9 million, compared to net cash used of $11.5 million during the six months ended June 30, 2013. The change was primarily the result of (i) a decrease in inventory of approximately $23.2 million which was due to an increase in the cost of home sales for the six months ended June 30, 2014 for JBGL’s builder operations segment compared to cost of home sales for the six months ended June 30, 2013 as there was a 23.2% increase in the number of homes delivered, and (ii) an increase in net income of approximately $2.6 million which was primarily attributable to an increase in homes delivered and the related revenue for the six months ended June 30, 2014 as compared to the six months ended June 30, 2013 as JBGL’s builder finance operations continued to experience revenue growth.
•	Net cash provided by investing activities for the six months ended June 30, 2014 was $2.8 million, compared to net cash provided of $7.4 million during the six months ended June 30, 2013. The change was primarily due to (i) a decrease of notes receivable repayments of approximately $4.0 million due to a reduction in lending activities to third party builders as JBGL provided less capital to third party builders and more to its own builder operations and (ii) acquisition of property, plant and equipment of approximately $0.5 million related to the completion of a design center, which provides JBGL homebuyers a central location to make selections for options and upgrades for JBGL homes.
•	Net cash used in financing activities for the six months ended June 30, 2014 was $17.3 million, compared to net cash provided of $9.9 million during the six months ended June 30, 2013. The change was primarily due to (i) a decrease in borrowings of approximately $12.5 million and a decrease of member contributions of approximately $19.7 million as the JBGL members had fully funded their capital commitments, offset by (ii) a decrease of approximately $5.0 million in distributions to members as members elected to redeploy capital to fund additional building operations opportunities in lieu of taking a distribution.

Cash Flows — Year Ended December 31, 2013 to Year Ended December 31, 2012

For the year ended December 31, 2013 as compared to the year ended December 31, 2012, the comparison of cash flows is as follows:

•	Net cash used in operating activities for the year ended December 31, 2013 was $49.3 million, compared to net cash used of $63.7 million during the year ended December 31, 2012. The change was primarily the result of (i) an increase in net income of approximately $23.6 million related to an increase of 374 homes delivered for the year ended December 31, 2013, as compared to the year ended December 31, 2012, as JBGL’s builder operations continued to experience revenue growth, and an increase of an additional 172 lot sales for the year ended December 31, 2013, as compared to the year ended December 31, 2012, offset by (ii) a decrease in customer and builder deposits of approximately $10.6 million, which was primarily attributable to reductions in builder deposit percentages in land development activities and increased lot sales to JBGL builders.
•	Net cash provided by investing activities for the year ended December 31, 2013 was $10.2 million, compared to net cash provided of $2.5 million during the year ended December 31, 2012. The change was primarily the result of (i) a decrease in notes receivable of approximately $6.8 million due to continued reduction in new lending activities to third party builders as JBGL provided less capital to third party builders and more to its own builder operations, offset by (ii) a decrease in direct financing leases of approximately $14.7 million as a result of no new investments in direct financing leases for the year ended December 31, 2013.
•	Net cash provided by financing activities for the year ended December 31, 2013 was $48.6 million, compared to net cash provided of $60.2 million during the year ended December 31, 2012. The change was a result of (i) a decrease in net borrowings of $5.5 million due to an increase in repayments of borrowings for the year ended December 31, 2013, which was related to the continued reduction in new lending activities to third party builders noted above and (ii) a reduction of net JBGL member contributions of $6.1 million due to an increase in member distributions for the year ended December 31, 2013 as earnings were distributed to interest holders.

Cash Flows — Year Ended December 31, 2012 to Year Ended December 31, 2011

For the year ended December 31, 2012 as compared to the year ended December 31, 2011, the comparison of cash flows is as follows:

•	Net cash used in operating activities for the year ended December 31, 2012 was $63.7 million, compared to net cash used of $17.5 million during the year ended December 31, 2011. The change was primarily the result of increases in work in process inventory of approximately $74.9 million during 2012, due to increases in net new home orders of 337 for the year ended December 31, 2012, and land acquired of approximately $60 million as JBGL’s land development operation continued to experience growth. The increase in work in process was offset by (i) increases in accounts payable of approximately $4 million, (ii) customer and builder deposits of approximately $8.0 million as JBGL’s builder operations continued to experience growth and (iii) an increase in net income of approximately $16.3 million related to an additional 147 homes delivered for the year ended December 31, 2012 as compared to the year ended December 31, 2011, as JBGL’s builder operations continued to experience growth.
•	Net cash provided by investing activities for the year ended December 31, 2012 was $2.5 million, compared to net cash used of $17.2 million during the year ended December 31, 2011. The change was primarily the result of (i) an increase in net repayments of notes receivable of approximately $31.7 million in 2012 due to a reduction in lending activities to third party builders as JBGL provided less capital to third party builders and more to its own builder operations, offset by (ii) initial investments in direct leasing portfolios of approximately $11.5 million in 2012, and (iii) investments in property, plant and equipment of approximately $0.5 million related to the implementation of a new accounting system.
•	Net cash provided by financing activities for the year ended December 31, 2012 was $60.2 million, compared to net cash provided of $35.8 million during the year ended December 31, 2011. The change was a result of an increase in net borrowings of $15.4 million and net JBGL member contributions of $9.0 million to meet the capital demands related to the increase in work in process of approximately $74.9 million for the year ended December 31, 2012.

Quantitative and Qualitative Disclosures about Market Risk

JBGL’s operations are interest rate sensitive. Because overall housing demand is adversely affected by increases in interest rates, a significant increase in mortgage interest rates may negatively affect the ability of homebuyers to secure adequate financing. Higher interest rates could adversely affect JBGL’s revenues, gross margins and net income.

In addition, JBGL’s lines of credit have variable interest rates. An increase in interest rates could cause the cost of those lines to increase. As of June 30, 2014, JBGL had $20.1 million outstanding on these lines of credit. However, the lines of credit are subject to a minimum interest rate which JBGL is being charged currently.

JBGL does not enter into, or intend to enter into, swaps, forward or option contracts on interest rates or commodities or other types of derivative financial instruments for trading, hedging or speculative purposes.

Many of the statements contained in this section are forward looking and should be read in conjunction with the disclosures under the heading “Forward Looking Statements.”

Off-Balance Sheet Arrangements and Contractual Obligations

In the ordinary course of business, JBGL enters into land purchase contracts with third party developers in order to procure lots for the construction of JBGL’s homes. JBGL is subject to customary obligations associated with entering into contracts for the purchase of land and improved lots. These purchase contracts typically require a cash deposit, and the purchase of properties under these contracts is generally contingent upon satisfaction of certain requirements, including obtaining applicable property and development entitlements. JBGL also utilizes option contracts with land sellers as a method of acquiring land in staged takedowns, which are the schedules that dictate when lots must be purchased to help manage the financial and market risk associated with land holdings, and to reduce the use of funds from JBGL’s corporate financing sources. Option contracts generally require JBGL to pay a non-refundable deposit for the right to acquire lots over a specified period of time at pre-determined prices. JBGL generally has the right at JBGL’s discretion to terminate JBGL’s obligations under both purchase contracts and option contracts by forfeiting JBGL’s cash deposit with no further financial responsibility to the land seller.

JBGL’s utilization of land option contracts is dependent on, among other things, the availability of land sellers willing to enter into these arrangements, the availability of capital to finance the development of optioned lots, general housing market conditions, and local market dynamics. Options may be more difficult to procure from land sellers in strong housing markets and are more prevalent in certain geographic regions.

Contractual Obligations Table

The following table summarizes JBGL’s future estimated cash payments under contractual obligations, including interest payments on debt, as of December 31, 2013, including estimated cash payments due by period. JBGL did not have any specific lot and/or land purchase obligations as of December 31, 2013.

	Payments Due by Period (in thousands)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Debt payments (LOC and notes payable) of principal and interest	$47,532	$27,765	$10,188	$9,579	—
Operating leases	2,510	338	887	581	704
Total	$50,042	$28,103	$11,075	$10,160	$704

Inflation

Homebuilding operations can be adversely impacted by inflation, primarily from higher land prices, and increased costs of financing, labor, materials and construction. In addition, inflation can lead to higher mortgage rates, which can significantly affect the affordability of mortgage financing to homebuyers. While JBGL attempts to pass on cost increases to customers through increased prices, when weak housing market conditions exist, JBGL may be unable to offset cost increases with higher selling prices.

Seasonality

Historically, the homebuilding industry experiences seasonal fluctuations in quarterly operating results and capital requirements. JBGL typically experiences the highest new home order activity in spring and summer, although this activity is also highly dependent on the number of active selling communities, timing of new community openings and other market factors. Since it typically takes four to six months to construct a new home, JBGL delivers more homes in the second half of the year as spring and summer home orders lead to home deliveries. Because of this seasonality, home starts, construction costs and related cash outflows have historically been highest in the second and third quarters, and the majority of cash receipts from home deliveries occurs during the second half of the year. JBGL expects this seasonal pattern to continue over the long-term, although it may be affected by volatility in the homebuilding industry.

Significant Accounting Policies

JBGL’s financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires JBGL’s management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of costs and expenses during the reporting period. On an ongoing basis, JBGL’s management evaluates its estimates and judgments, including those which impact JBGL’s most critical accounting policies. JBGL’s management bases its estimates and judgments on historical experience and on various other factors that JBGL believes to be reasonable under the circumstances. Actual results may differ from JBGL’s estimates under different assumptions or conditions. JBGL’s management believes that the following accounting policies are among the most important to the portrayal of JBGL’s financial condition and results of operations and require among the most difficult, subjective or complex judgments.

Principles of Consolidation

The combined and consolidated financial statements include the operations of JBGL Builder Finance and JBGL Capital. All significant intercompany balances and transactions have been eliminated in consolidation and combination. Investments in which JBGL directly or indirectly has an interest of more than 50 percent and/or is able to exercise control over the operations have been fully consolidated and non-controlling interests are stated separately in the condensed combined and consolidated financial statements as required under the provisions of FASB ASC 810, Consolidations.

Revenue Recognition

Revenue from sales of residential units, land and lots are not recognized until a sale is deemed to be consummated. Consummation is defined as a) when the parties are bound by the terms of a contract, b) all net consideration has been exchanged, c) any permanent financing for which the seller is responsible has been arranged and d) all conditions precedent to closing have been performed. Generally, consummation does not happen until a sale has closed. When the earnings process is complete and a sale has closed, income is recognized under the full accrual method which allows full recognition of the gain on the sale at the time of closing.

Inventories and Cost of Sales

Inventory consists primarily of land in the process of development, developed lots, model homes, completed homes, and raw land scheduled for development, primarily in Texas and Georgia. Inventory is valued at cost unless the carrying value is determined to not be recoverable in which case the affected inventory is written down to fair value. Cost includes any related pre-acquisition costs that are directly identifiable with a specific property so long as those pre-acquisition costs are recoverable at the sale of the property.

Residential lots held for sale and lots held for development include the initial cost of acquiring the land as well as certain costs capitalized related to developing the land into individual residential lots including interest, real estate taxes and direct and indirect overhead costs.

Land, development and other project costs, including property taxes incurred during development and home construction, are capitalized. Land development and other common costs that benefit an entire community are allocated based on the relative sales price of the lots. The costs of lots are transferred to homes in progress when home construction begins. Home construction costs and related carrying charges (principally interest and property taxes) are allocated to the cost of individual homes using the specific identification method.

Inventory costs for completed homes are expensed as cost of sales as homes are sold. Changes to estimated total development costs subsequent to initial home closings in a community are generally allocated to the unsold homes in the community on a pro-rata basis. The life cycle of a community generally ranges from two to five years, commencing with the acquisition of land, continuing through the land development phase, and concluding with the construction, sale, and delivery of homes. JBGL’s inventory currently includes two larger communities with life cycles that may be six years or more.

Impairment of Real Estate Inventories

In accordance with the ASC Topic 360, Property, Plant, and Equipment, JBGL evaluates its real estate inventory for indicators of impairment by individual community and development during each reporting period.

For JBGL’s builder operations segment, due largely to the relatively short construction periods of homes (generally ranging from three to eight months) in JBGL’s communities, JBGL’s growth over the past three years, and the favorable conditions of the housing market since 2011, JBGL has not experienced any circumstances during 2011, 2012, 2013, or through June 30, 2014 that are indicators of potential impairment within its builder operations segment. During each reporting period, community gross margins are reviewed by management. In the event that inventory in an individual community is moving at a slower than anticipated absorption pace or the average sales prices or margins within an individual community are trending downward and are anticipated to continue to trend downward over the life of the community, JBGL will further investigate these communities and evaluate them for impairment.

For JBGL’s land development segment, JBGL performs a quarterly review for indicators of impairment for each project which involves projecting future lot sales based on executed contracts and comparing these revenues to projected costs. In determining the allocation of costs to a particular land parcel, JBGL relies on project budgets that are based on a variety of assumptions, including assumptions about schedules and future costs to be incurred. It is common that actual results differ from budgeted amounts for various reasons, including delays, increases in costs that have not been committed, unforeseen issues encountered during project development that fall outside the scope of existing contracts, or items that ultimately cost more or less than the budgeted amount. While the actual results for a particular project are accurately reported over time, a variance between the budget and actual costs could occur. To reduce the potential for such variances, JBGL applies procedures on a consistent basis, including assessing and revising project budgets on a periodic basis, obtaining commitments from subcontractors and vendors for future costs to be incurred and utilizing the most recent information available to estimate costs.

Each reporting period, JBGL performs a detailed budget and cash flow review of its real estate assets to determine whether the estimated remaining undiscounted future cash flows of the development are more or less than the asset’s carrying value. The undiscounted estimated cash flows are determined by projecting the remaining sales revenue from lot sales based on the contractual lot takedowns remaining or historical/projected home sales/delivery absorptions for home building operations and then comparing that to the remaining projected expenditures for development or home construction. Remaining projected expenditures are based on the most current pricing/bids received from subcontractors for current phases or homes under development. For future phases of land development, management uses its best judgment to project potential cost increases. Management has typically assumed 5 – 10% cost increases on future phases, assuming no bids have been received from subcontractors. When projecting sales revenue, management does not assume improvement in market conditions.

If the undiscounted cash flows are more than the asset’s carrying value, no impairment adjustment is required. However, if the undiscounted cash flows are less than the asset’s carrying value, the asset is deemed impaired and will be written down to fair value. These impairment evaluations require JBGL to make estimates and assumptions regarding future conditions, including timing and amounts of development costs and sales prices of real estate assets, to determine if expected future undiscounted cash flows will be sufficient to recover the asset’s carrying value.

Fair value is determined based on estimated future cash flows discounted for inherent risks associated with real estate assets. These discounted cash flows are impacted by expected risk based on estimated land development activities, construction and delivery timelines, market risk of price erosion, uncertainty of development or construction cost increases, and other risks specific to the asset or market conditions where the asset is located when assessment is made. These factors are specific to each community and may vary among communities.

When estimating cash flows of a community, JBGL makes various assumptions, including: (i) expected sales prices and sales incentives to be offered, including the number of homes available, pricing and incentives being offered by JBGL or other builders in other communities, and future sales price adjustments based on market and economic trends; (ii) expected sales pace and cancellation rates based on local housing market conditions, competition and historical trends; (iii) costs expended to date and expected to be incurred including, but not limited to, land and land development costs, home construction costs, interest costs, indirect construction and overhead costs, and selling and marketing costs; (iv) alternative product offerings that may be offered that could have an impact on sales pace, sales price and/or building costs; and (v) alternative uses for the property. Many assumptions are interdependent and a change in one may require a corresponding change to other assumptions. For example, increasing or decreasing sales absorption rates has a direct impact on the estimated per unit sales price of a home, the level of time-sensitive costs (such as indirect construction, overhead and carrying costs), and selling and marketing costs (such as model maintenance costs and advertising costs). Due to uncertainties in the estimation process, the significant volatility in demand for new housing and the long life cycle of many communities, actual results could differ significantly from such estimates.

JBGL did not note any indicators of impairment for any projects, and no impairment adjustments related to real estate inventories were recorded, for the years ended December 31, 2011, 2012 or 2013 or for the six months ended June 30, 2014.

Earnest Money Deposits

JBGL accounts for variable interest entities in accordance with ASC Topic 810, Consolidation (“ASC 810”). Under ASC 810, an entity is a variable interest entity (“VIE”) when: (a) the equity investment at risk in the entity is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties, including the equity holders; (b) the entity’s equity holders as a group either (i) lack the direct or indirect ability to make decisions about the entity, (ii) are not obligated to absorb expected losses of the entity or (iii) do not have the right to receive expected residual returns of the entity; or (c) the entity’s equity holders have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of the equity holder with disproportionately few voting rights.

If an entity is deemed to be a VIE pursuant to ASC 810, an enterprise that has both (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb the expected losses of the entity or right to receive benefits from the entity that could be potentially significant to the VIE is considered the primary beneficiary and must consolidate the VIE. In accordance with ASC 810, JBGL performs ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE.

In the ordinary course of business, JBGL enters into land option agreements in order to procure land for the construction of homes in the future. Pursuant to these land option agreements, JBGL generally provides a deposit to the seller as consideration for the right to purchase land at different times in the future, usually at predetermined prices. Such contracts enable JBGL to defer acquiring portions of properties owned by third parties or unconsolidated entities until JBGL has determined whether and when to exercise its option, which reduces JBGL’s financial risks associated with long-term land holdings. Option deposits and pre-acquisition costs (such as environmental testing, surveys, engineering, and entitlement costs) are capitalized if the costs are directly identifiable with the land under option and acquisition of the property is probable. Such costs are reflected in other assets and are reclassified to inventory upon taking title to the land. JBGL writes off deposits and pre-acquisition costs when it becomes probable that JBGL will not go forward with the project or recover the capitalized costs. Such decisions take into consideration changes in local market conditions, the timing of required land takedowns, the availability and best use of necessary incremental capital, and other factors.

Under ASC 810, a non-refundable deposit paid to an entity is deemed to be a variable interest that will absorb some or all of the entity’s expected losses if they occur and, as such, JBGL’s land option agreements are considered variable interests. JBGL’s land option agreement deposits, along with any related pre-acquisition costs, generally represent JBGL’s maximum exposure to the land seller if JBGL elects not to purchase the optioned property. Therefore, whenever JBGL enters into a land option or purchase contract with an entity and makes a non-refundable deposit, a VIE may have been created. However, JBGL generally has little control or influence over the operations of these VIEs due to JBGL’s lack of an equity interest in them. Additionally, creditors of the VIE typically have no recourse against JBGL, and JBGL does not provide financial or other support to these VIEs other than as stipulated in the land option agreements. In accordance with ASC 810, JBGL performs ongoing reassessments of whether JBGL is the primary beneficiary of a VIE. As a result of the foregoing, JBGL was not required to consolidate any VIE as of June 30, 2014, December 31, 2013 or 2012.

Income Taxes

Under existing provisions of the Internal Revenue Code, the income or loss of a limited liability company or a limited partnership is recognized by the individual members for federal income tax purposes. Accordingly, no provision for federal income tax has been provided for in the accompanying combined and consolidated financial statements.

With the exception of Texas, the states in which JBGL operates follow the federal “pass-through” taxation treatment. However, due to its presence in Texas, JBGL is subject to Texas margin tax.

JBGL has adopted the provisions of FASB ASC 740, Accounting for Uncertainty in Income Taxes. The guidance requires the assessment of tax positions taken or expected to be taken in the tax returns and to determine whether the tax positions are “more-likely-than-not” of being sustained upon examination by the applicable taxing authority. Tax positions deemed to meet the more-likely-than-not criteria would be recorded as a tax benefit or expense in the current year. JBGL is required to assess open tax years, as defined by the statute of limitations, for all major jurisdictions, including federal and certain states. Open tax years are those that are open for examination by taxing authorities. JBGL does not have any such examinations in progress. All tax positions taken related to JBGL, for which the statute of limitations remained open have been reviewed, and JBGL is of the opinion that material positions taken by it would more likely than not be sustained upon examination. Accordingly, JBGL has not recorded an income tax liability for uncertain tax positions. JBGL files state franchise tax returns, which remain open for examination for the previous five year period.

Related Party Transactions

See Note 3 to JBGL’s historical financial statements included elsewhere in this prospectus for a description of JBGL’s transactions with related parties.

Business of JBGL

Overview of JBGL

JBGL is a real estate operator involved in the purchase and development of land for residential use, construction lending and home building operations. JBGL Capital (its land development business) and JBGL Builder Finance (its builder operations business) and their affiliates are engaged in all aspects of the homebuilding process, including land acquisition and development, entitlements, design, construction, marketing and sales of various residential projects in master planned communities, primarily in the high-growth metropolitan areas of DFW and Atlanta.

JBGL currently owns or controls approximately 4,300 home sites in prime locations in the DFW and Atlanta markets. JBGL considers prime locations to be supply constrained lots with high housing demand and where much of the surrounding property has already been developed. JBGL management believes that it is a leading land developer in its markets. JBGL develops lots for both public company builders and large privately-held builders. JBGL also owns 50% controlling interests in several builders and provides construction financing for approximately 900 homes annually.

JBGL Capital was formed in 2008 and JBGL Builder Finance was formed in 2010. Affiliates of Greenlight provided a majority of the initial capital for both entities, with the Brickman Parties providing the remaining capital.

JBGL focused initially on the acquisition of distressed single family and townhome residential real estate projects including developed lots, completed units and notes receivable secured by property at deeply discounted prices from banks. From 2008 through 2011, banks generally did not lend to builders for the acquisition of lots and construction of homes without substantial equity investments, which most small builders were not capable of providing. This provided JBGL with the opportunity to finance lot purchases and home construction at above market pricing with low loan-to-value ratios.

JBGL has evolved into an active, value-added real estate investor and developer. JBGL formed and purchased 50% of The Providence Group in 2011 and formed and purchased 50% of CB JENI in 2012. In 2013, JBGL formed Southgate. JBGL has voting control over these builders. The Providence Group focuses on the construction and sale of single family homes and townhomes in the Atlanta market and CB JENI does the same in the DFW market. Southgate is focused on the development of semi-custom homes and build-on-your-own-lot custom homes in the DFW market.

The following chart sets forth the number of new homes delivered by JBGL’s builders, the home sales revenue, the average sales price of homes delivered and the amount of lot sales revenue generated during the years ended December 31, 2013 and 2012.

	Year Ended December 31,		Increase (Decrease)
	2013	2012	Amount	%
New homes delivered	556	182	374	205.5%
Home sales revenue (dollars in thousands)	$168,591	$50,105	$118,487	236.5%
Average sales price of home delivered	$303,222	$275,302	$27,919	10.1%
Lot sales revenue (dollars in thousands)	$33,735	$22,927	$10,807	47.1%

JBGL’s Competitive Strengths

JBGL’s business is characterized by the following competitive strengths:

Experienced Management Team

JBGL’s management team is comprised of finance and real estate veterans that collectively have decades of experience and local knowledge of the real estate markets in which JBGL operates. As the founder of JBGL, James R. Brickman has over 37 years of experience in real estate development and home building. Jason Corley, JBGL’s Chief Operating Officer for builder operations, joined JBGL in 2010 and provides oversight of all construction lending, working with JBGL’s builders on operating/accounting systems and planning for their future growth. Jed Dolson, JBGL’s Head of Land Acquisition and Development, joined JBGL in 2013 and is responsible for land entitlement and development activities, including overseeing the operations of JBGL Communities (the brand name of JBGL’s land development operations in DFW). Jason Hibbs, JBGL’s Chief Financial Officer, joined JBGL in 2014 and provides oversight for JBGL’s finance operations. The JBGL management team has a proven record of running profitable businesses and making prudent investment decisions. JBGL believes that its experienced management team is well positioned to design and execute the development of complex, master planned residential communities.

Mr. Brickman and his family will own about 8.4% of the Company following the consummation of the Acquisition and the related transactions described herein.

Focus on Attractive Markets in Texas and Georgia with a Favorable Growth Outlook and Strong Demand Fundamentals

JBGL is currently focused on the DFW and Atlanta metropolitan areas, which JBGL believes are among the most desirable homebuilding markets in the nation. JBGL believes that these markets exhibit attractive residential real estate investment characteristics, such as growing economies, improving levels of employment and population growth relative to national averages, favorable migration patterns, general housing affordability, and desirable lifestyle and weather characteristics.

Among the 12 largest metropolitan areas in the country, the DFW metropolitan area ranked first in the rate of job growth and second in the number of jobs added from April 2013 to April 2014. (Source: US Bureau of Labor Statistics, April 2014). The Atlanta metropolitan area has recorded employment gains each month, as compared to the same month in the prior year, for nearly four years (Source: US Bureau of Labor Statistics, February 2014).

JBGL believes that increasing demand and supply constraints in its target markets create favorable conditions for its future growth. However, to the extent housing demand and population growth slow in these markets, JBGL may not realize the favorable growth outlook. Furthermore, if JBGL is unable to compete effectively with the resale home market in its markets, it may not benefit from the growth in housing demand.

Attractive Land Positions in Core Markets

JBGL believes it has strong land positions strategically located within its core markets, which have been acquired at what JBGL believes are attractive prices, providing it significant opportunity for a healthy return on its investment, particularly as home prices and overall housing market conditions continue to improve, due to rising consumer confidence, high affordability metrics, and a reduction in home inventory levels.

JBGL selects land with convenient access to metropolitan areas that are generally characterized by diverse economic and employment bases and demographics that JBGL believes will support long-term growth. For example, JBGL Capital currently owns or is developing approximately 2,500 home sites under the brand JBGL Communities in the DFW metropolitan area. JBGL Builder Finance owns or controls approximately 1,800 home sites in the DFW and Atlanta metropolitan areas.

JBGL believes that its attractive inventory of home sites will enable it to capture the benefits of expected increases in home sales volumes and home prices as the U.S. housing market continues to recover and demand for new homes increases.

Land Sourcing and Evaluation Capabilities

JBGL believes that its key personnel’s extensive experience and relationships with, and strong reputation among, other market participants provide it with a competitive advantage in efficiently sourcing, purchasing and entitling land. JBGL is actively involved in every step of the land entitlement and home construction process with its controlled builders. In addition, JBGL’s key personnel have developed significant collaborative relationships with land sellers, developers, contractors, lenders, brokers and investors throughout the DFW and Atlanta markets. JBGL’s deep and wide-ranging knowledge of the DFW and Atlanta markets and JBGL’s ability to quickly and efficiently identify, acquire and develop land in desirable locations and on favorable terms are key to JBGL’s success.

Disciplined Investment Approach

JBGL seeks to maximize value over the long-term and therefore it operates its business to mitigate risks from downturns in the market and to position itself to capitalize on upturns in the market by controlling costs, maintaining a solid balance sheet and ensuring an overall strategic focus that is informed by national, regional and local market trends.

JBGL’s management team has gained significant operating expertise through varied economic cycles. The perspective gained from these experiences has helped shape JBGL’s investment approach. JBGL believes that its management team has learned to effectively evaluate the housing market, and to react quickly and rationally to market changes. For example, JBGL has been able to make investments at prices that it viewed as attractive in down markets. JBGL’s cycle-tested management approach is to balance on-site local day-to-day decision-making responsibility with centralized corporate oversight. JBGL believes that its strict operating discipline provides it with a competitive advantage in seeking to maximize returns while minimizing risk.

Superior Product Design

JBGL seeks to maximize customer satisfaction by offering homes that are built with quality materials and craftsmanship, exhibit distinctive design and floor plans, emphasize energy efficiency, and are situated in premium locations. JBGL seeks to differentiate its products by focusing on the home’s features, design and available customizing options. JBGL believes that its homes generally offer higher quality and more distinctive designs within defined price ranges than those built by its competitors.

The Providence Group was ranked the sixth largest builder in Atlanta by the Atlanta Business Chronicle in 2013, and the second fastest growing builder in the nation by Builder Magazine in 2013. The Providence Group has developed a reputation for intelligent craftsmanship and meticulous attention to detail, including offering upgrades as standard features.

CB JENI is a premier luxury townhome builder in the DFW market. CB JENI’s homes are built to accommodate today’s busy lifestyles and are filled with luxury and energy efficient amenities. Normandy Homes, which is a division of CB JENI, is a “move-up” builder (i.e., its target customers are current homeowners rather than first-time buyers) offering single-family homes in some of the most sought after DFW locations. Southgate Homes is a luxury homebuilder offering exquisite craftsmanship and high-quality architecture and amenities.

Our Relationship with Greenlight

JBGL believes its long-term relationship with Greenlight, which has approximately $10 billion of assets under management, gives it a strong competitive advantage, in particular by providing JBGL with access to the relationships and the investing and operational expertise of Greenlight. Upon completion of the Acquisition, Greenlight will own approximately 49.9% of the outstanding common stock of the Company and David Einhorn, the President of Greenlight, will serve as Chairman of the Board of the Company.

No Legacy Issues

Unlike many competitors that were affected by the unprecedented downturn in the real estate markets that resulted from the recession of 2008, JBGL does not have distressed legacy assets or liabilities to manage. All of JBGL’s real estate assets, as well as those real estate assets JBGL has under option contracts, purchase contracts or non-binding letters of intent, are located in markets that JBGL targeted after the downturn commenced, whereas many of JBGL’s competitors continue to own legacy properties in economically stagnant locations or land options either on undesirable properties or with unfavorable terms. The absence of legacy issues has allowed JBGL to attract and retain experienced and talented real estate development personnel who became available during the downturn. JBGL believes that its strong balance sheet and absence of legacy issues will enable it to focus on future growth, instead of having resources diverted to manage troubled assets. JBGL provides its builders with all of their construction funding so they can concentrate on operating their business, rather than seeking capital to grow their business.

Optionality Provided by Hybrid Homebuilding and Land Development Strategy

As a hybrid homebuilder and land developer, JBGL is strategically positioned to either build new homes on its lots through its controlled builders or to sell lots to third-party homebuilders. While JBGL’s business plan increasingly has focused on building new homes on its lots, JBGL proactively monitors market conditions and its flexible operations allow it to opportunistically sell a portion of its lots to third-party homebuilders if JBGL believes that doing so will maximize its returns or lower its risk. JBGL believes its ability and willingness to opportunistically build on or sell its lots to third-party homebuilders affords it several advantages, including flexibility in optimizing its assets, working with other homebuilders and strategic partners and the ability to liquidate assets in multiple ways. By opportunistically selling lots as operating performance and market conditions dictate, JBGL can manage operational risk by reducing its land supply in periods where JBGL anticipates cyclical contraction.

JBGL’s Business Strategy

JBGL’s business strategy is focused on the design, construction and sale of single-family homes in planned communities in the DFW and Atlanta markets. JBGL’s business strategy is driven by the following:

Drive Revenue by Opening New Communities from Existing Land Supplies

Over the last several years JBGL has strategically invested in new land in its target markets. JBGL currently owns or controls approximately 4,300 home sites in prime locations in the DFW and Atlanta markets. A significant portion of JBGL’s land supply was purchased at low price points following the recent downturn in the housing cycle. Although future downturns may occur that could impact future home prices and land values, JBGL expects these land purchases to result in continued revenue growth and strong gross margin performance from its communities.

Maximize Benefits of Hybrid Homebuilding and Land Development Model

JBGL’s business model provides the flexibility to monetize the value of its land assets either by building and selling homes through its builders or developing land and selling lots to third-party homebuilders. When evaluating strategies for its land assets, JBGL considers each asset’s potential contribution to its overall performance, taking into account the timeframe over which JBGL may monetize the asset, rather than simply considering its ability to drive sales in a particular submarket over a short period of time. While JBGL currently intends to use the majority of its land assets to build homes, JBGL believes its hybrid homebuilding and land development model provides it with increased flexibility to seek to maximize risk-adjusted returns as market conditions warrant.

Combine Land Acquisition and Development Expertise with Homebuilding Operations to Maximize Profitability

JBGL’s ability to identify, acquire and develop land in desirable locations and on favorable terms is critical to its success. JBGL evaluates land opportunities based on how it expects such opportunities will contribute to overall corporate profitability and returns, rather than how they might drive volume on a market basis. JBGL believes its expertise in land development and planning enables it to create desirable communities that meet or exceed its target customer’s expectations, while operating at competitive costs. JBGL also believes that its strategy of holding an inventory of land will provide it with a multi-year supply of lots for future development. JBGL focuses on the development of entitled parcels that it can generally complete within 24 to 36 months from the start of sales; however, certain larger projects may take longer to complete. This focus allows JBGL to limit exposure to land development and market cycle risk while pursuing attractive returns on its investments. JBGL seeks to minimize its exposure to land risk through disciplined management of entitlements, as well as the use of land options and other flexible land acquisition arrangements.

Increase Market Position in Growth Markets

JBGL believes that there are significant opportunities to profitably expand in the DFW and Atlanta metropolitan markets, and JBGL continually reviews the allocation of its investments in those markets for both aggregate demographic trends and the impact on JBGL’s operating results. JBGL uses the results of these reviews to re-allocate its investments to those areas where it believes it can maximize its profitability and return on capital over the next several years. JBGL seeks to use its local relationships with land sellers, brokers and investors to pursue the purchase of attractive land parcels in the DFW and Atlanta markets. While JBGL’s primary growth strategy will focus on increasing its market position in its existing markets, JBGL may, on an opportunistic basis, explore expansion into other attractive markets through organic growth or acquisition.

Provide Superior Design and Homeowner Experience and Service

JBGL’s core operating philosophy is to provide a positive, memorable experience to its homeowners through active engagement in the building process, and by providing customers with customization options to suit their needs. JBGL and its builders engineer their homes for energy-efficiency, which is aimed at reducing the impact on the environment and lowering energy costs to homebuyers.

JBGL seeks to maximize customer satisfaction by offering homes that are built with quality materials and craftsmanship, exhibit distinctive design and floor plans, emphasize energy efficiency and that are situated in premium locations. JBGL’s selling process focuses on the home’s features, design and customization options. JBGL believes that its homes generally offer higher quality and more distinctive designs within a defined price range or category than those built by its competitors. JBGL’s goal is to not just to build houses, but rather to create desirable communities through superior design and execution.

Offer a Diverse Range of Products

JBGL and its builders offer a wide variety of product lines that enable it to meet the specific needs of each of its target markets, which JBGL believes provides it with a balanced portfolio and an opportunity to increase market share. JBGL has demonstrated expertise in effectively building homes across product offerings ranging from town homes to single family homes and luxury custom homes. JBGL focuses on researching and designing its products through the use of architects, consultants and homeowner focus groups for all levels and price points in the target markets. JBGL believes its diversified product strategy enables it to best serve a wide range of buyers, adapt quickly to changing market conditions and optimize performance and returns while strategically reducing portfolio risk. Within each of JBGL’s target markets, JBGL determines the profile of buyers it will target and designs neighborhoods and homes with the specific needs of those buyers in mind.

Markets and Products

JBGL is currently focused on the DFW and Atlanta metropolitan areas, which JBGL believes are among the most desirable homebuilding markets in the nation.

In the DFW market, JBGL operates land development and homebuilding operations. Homebuilding operations are conducted through JBGL’s companies, CB JENI and Southgate. Normandy Homes is a division of CB JENI.

CB JENI is a premier luxury townhome builder and the second largest townhome builder in the DFW market. Normandy Homes is a “move-up” builder offering single-family homes priced from $400,000 to $600,000 in some of the most sought-after DFW locations. Southgate builds luxury homes offering exquisite craftsmanship and high-quality architecture and amenities in the DFW market.

In the Atlanta market, JBGL operates land development and homebuilding operations. Homebuilding operations are conducted through The Providence Group, an affiliate of JBGL. The Providence Group sells unique homes priced from $300,000 to more than $2.5 million in over seventeen of Atlanta’s most sought-after neighborhoods. The Providence Group has received numerous industry awards, including the best master planned community by the Greater Atlanta Home Builders Association in 2013.

Project Sales by Market

The following table sets forth units sales revenue and units delivered by market during the six months ended June 30, 2014 and for the fiscal years ended December 31, 2013 and 2012.

Builder Operations	Six Months Ended June 30, 2014		Year Ended December 31,
			2013		2012
Location	Home Sales	Units Delivered	Home Sales	Units Delivered	Home Sales	Units Delivered
			(dollars in thousands)
Builder Operations (Homes)
Texas Homes
CB JENI Brick Row Townhomes LLC	$5,194	24	$10,746	55	$4,250	24
CB JENI Chase Oaks Village II LLC	$—	—	$9,651	50	$—	—
CB JENI Hemingway Court LLC	$—	—	$8,940	32	$776	3
CB JENI Lake Vista Coppell LLC	$3,771	13	$7,089	25	$271	1
CB JENI Pecan Park LLC	$3,753	18	$722	3	$—	—
CB JENI – Settlement at Craig Ranch LLC	$—	—	$4,155	16	$6,361	26
CB JENI Viridian LLC	$3,626	16	$1,361	6	$—	—
Normandy Homes Alto Vista Irving, LLC	$3,517	7	$2,591	5	$—	—
Normandy Homes Lake Vista Coppell	$5,700	14	$1,571	4	$—	—
Normandy Homes Lakeside, LLC	$1,058	2	$—	—	$—	—
Normandy Homes Pecan Park, LLC	$331	1	$—	—	$—	—
Southgate	$5,481	5	$2,953	8	$—	—
Centre Living(1)	$1,014	—	$2,985	2	$—	—
Texas Homes Total	$33,445	100	$52,765	206	$11,659	54
Georgia Homes
TPG Homes LLC (Woodbridge)	$5,146	15	$11,256	34	$5,123	14
TPG Homes at Abberley LLC	$2,261	8	$6,808	30	$1,666	7
TPG Homes at Crabapple LLC	$6,296	17	$10,516	28	$5,965	15
TPG Homes at Jamestown LLC	$9,716	28	$17,873	57	$5,432	18
TPG Homes at LaVista Walk LLC	$4,653	15	$11,600	38	$4,364	16
TPG Homes at Highlands LLC	$13,447	47	$20,766	68	$3,843	12
TPG Homes at Three Bridges LLC	$7,798	29	$8,887	37	$5,947	23
The Providence Group Custom Homes LLC	$10,842	21	$16,663	33	$2,005	6
The Providence Group & Associates LLC	$1,477	3	$1,950	4	$—	—
Providence Luxury Homes	$2,454	3	$321	1	$—	—
TPG Homes at Whitfield Parc	$1,990	6	$1,952	6	$—	—
The Providence Group at Jamestown II LLC	$—	—	$2,834	12	$4,102	17
Georgia Homes Total	$66,080	192	$111,426	348	$38,447	128
Other
TPG Custom Home of Florida LLC(2)	$—	—	$4,400	2	$—	—
Lot Sales Revenue(3)	$5,160	—	—	—	—	—
Other Total	$5,160	—	$4,400	2	$—	—
Homes Total	$104,685	292	$168,591	556	$50,106	182
Highland Units(4)
Highlands Units	$—	—	$2,517	15	$11,069	52
Highland Units Total	$—	—	$2,517	15	$11,069	52
Total w/Highland Units	$104,685	292	$171,108	571	$61,175	234

(1)	Centre Living units will be sold prior to the consummation of the Acquisition.
(2)	JBGL has occasionally built homes outside of DFW and Atlanta, but has no plans to continue to do so in the forseeable future.
(3)	Lots owned and developed to build homes sold to a third party developer.
(4)	Highland Units represent notes receivable and are not included in units delivered.

Land Development	Six Months Ended June 30, 2014		Year Ended December 31,
			2013		2012
Location	Lot Sales	Units Delivered	Lot Sales	Units Delivered	Lot Sales	Units Delivered
			(dollars in thousands)
Land Development (Lots)
Bethany Mews (TX)	$1,665	10	$1,236	8	$—	—
Chateau du Lac (TX)	$1,645	6	$865	4	$2,430	5
Cypress Meadows (TX)	$1,324	11	$—	—	$—	—
Hamilton Hills (TX)	$873	6	$5,394	33	$790	5
Hardin Lake (TX)	$3,152	44	$—		$—	—
Hawthorne Estates (TX)	$1,333	13	$1,868	19	$—	—
Inwood Hills (TX)	$957	15	$7,999	126	$4,135	76
Lakeside (TX)	$4,418	45	$1,712	18	$—	—
The Landings (TX)	$3,356	33	$5,746	81	$575	1
Mustang Park (TX)	$5,446	59	$7,462	58	$—	—
Willowcrest (TX)	$—	—	$1,453	25	$2,420	61
Lowry (CO)	$—	—	$—	—	$3,579	35
Wyndcroft (NC)	$—	—	$—	—	$1,715	17
Other Lot Sale Revenue(1)	$—	—	$—	—	$7,328	—
Lots Total	$24,167	242	$33,735	372	$22,972	200
Company Total (Homes and Lots)	$128,852	534	$204,843	943	$84,147	441

(1)	Lot sale revenue from builder operations to third party homebuilders, which is not part of the normal course of business.

Description of Completed Projects and Communities under Development

JBGL’s homebuilding projects usually take approximately 24 to 36 months to complete from the start of sales. The following table presents project information relating to each of JBGL’s markets as of June 30, 2014, and includes information for all completed projects from JBGL’s inception, as well as current projects under development. JBGL’s backlog reflects the number and value of homes for which it has entered into non-contingent sales contracts with customers but not yet delivered. (While JBGL may accept sales contracts on a contingent basis in limited circumstances, such contracts are not included in JBGL’s backlog until the contingency is removed).

Projects	Year of First Delivery(1)	Total Number of Homes in Project	Cumulative Units Closed as of June 30, 2014	Backlog at June 30, 2014	Lots as of June 30, 2014	Sales Price Range (in thousands)	Home Size Range (sq. ft.)
Texas
CB JENI Brick Row Townhomes LLC	2012	136	100	13	23	$180 – $270	1,371 – 2,074
CB JENI Chase Oaks Village II LLC	2013	50	50	—	—	$180 – $230	1,410 – 2,074
CB JENI Hemingway Court LLC	2012	35	35	—	—	$260 – $298	1,914 – 2,346
CB JENI Lake Vista Coppell LLC	2012	39	39	—	—	$260 – $325	1,923 – 2,444
CB JENI Pecan Park LLC	2013	66	25	13	28	$185 – $244	1,437 – 2,293
CB JENI – Settlement at Craig Ranch LLC	2012	42	42	—	—	$224 – $255	1,769 – 1,995
CB JENI Viridian LLC	2013	87	22	21	44	$185 – $252	1,371 – 2,270
CB JENI Grand Canal THs	2014	58	—	—	58	$225 – $300	1,700 – 2,600
CB JENI Raiford Road	2014	53	—	—	53	$215 – $270	1,700 – 2,600
CB JENI Bershire Place	2014	81	—	10	81	$199 – $252	1,400 – 2,000
CB JENI Mustang Park TH	2014	177	—	7	177	$230 – $300	1,526 – 2,270
Normandy Homes Alto Vista Irving, LLC	2013	27	12	8	7	$360 – $450	2,187 – 3,979
Normandy Homes Lake Vista Coppell	2013	39	18	13	8	$326 – $434	2,106 – 4,084
Normandy Pecan Creek	2014	33	1	9	23	$319 – $423	2,106 – 4,084
Normandy Lakeside	2014	60	2	24	34	$469 – $541	2,750 – 3,769
Normandy Cypress Meadows	2014	144	—	5	139	$442 – $525	2,750 – 3,958
Normandy Viridian SF	2014	36	—	2	34	$262 – $275	2,042 – 2,242
Normandy Grand Canal SFs	2015	41	—	—	41	$580 – $690	3,400 – 4,600
Normandy Cottonwood Crossing	2015	47	—	—	47	$255 – $320	1,800 – 3,164
Normandy Mustang SF	2015	53	—	—	53	$350 – $440	2,100 – 3,500
Normandy Twin Creeks	2015	750	—	—	750	$330 – $490	1,800 – 3,116
Southgate	2013	41	8	—	33	$600 – $1,000+	4,100 – 5,000
Model Home Fund – TX	2012	61	36	—	25	N/A	N/A
Centre Living	2013	12	2	—	10	$490 – $950	2,300 – 3,400
Texas Total		2,168	392	125	1,668
Georgia:
TPG Homes LLC (Woodbridge)	2011	66	66	—	—	$278 – $380	2,300 – 3,200
TPG Homes at Abberley LLC	2012	45	45	—	—	$209 – $235	1,900 – 3,200
TPG Homes at Crabapple LLC	2011	70	64	3	3	$285 – $425	2,300 – 3,200
TPG Homes at Jamestown LLC	2012	203	104	53	46	$219 – $400	1,700 – 3,200
TPG Homes at LaVista Walk LLC	2011	73	73	—	—	$275 – $380	1,700 – 2,400
TPG Homes at Highlands LLC	2012	163	127	10	26	$180 – $400	1,800 – 2,600
TPG Homes at Three Bridges LLC	2012	177	90	29	58	$190 – $375	1,700 – 3,000
The Providence Group Custom Homes LLC	2012	104	60	6	38	$400 – $675	3,000 – 3,600
The Providence Group & Associates LLC	2013	17	7	—	10	$400 – $575	3,000 – 3,400
Providence Luxury Homes	2013	6	3	1	2	$830 – $2,500+	3,400 – 11,000
TPG Homes at Whitfield Parc	2013	76	12	13	51	$275 – $360	1,950 – 2,850
The Providence Group at Jamestown II LLC	2011	41	41	—	—	$221 – $400	1,700 – 2,800
TPG Homes at Seven Norcross	2015	103	—	—	103	$320 – $440	2,000 – 3,000
TPG Homes at Traditions	2015	100	—	—	100	$340 – $590	2,250 – 4,000
TPG Homes at Rivers Edge	2015	120	—	—	120	$250 – $390	1,900 – 2,800
TPG Homes – Highpointe at Vinings	2015	84	—	—	84	$450 – $600	2,800 – 3,600
TPG Homes at Brookmere	2015	194	—	—	194	$260 – $450	2,000 – 3,400
TPG Homes at Bellmoore Park LLC	2015	610	—	—	610	$390 – $1,200	2,250 – 5,300
TPG Homes at The Reserve at Providence	2015	37	—	—	37	$800 – $1,200	3,400 – 5,300
TPG Homes at Central Park at Deerfield Township	2015	283	—	—	283	$360 – $425	2,300 – 3,200
TPG Homes at East Village	2015	62	—	—	62	$310 – $390	1,900 – 2,400
TPG Homes at Bluffs at Lennox	2015	29	—	—	29	$450 – $500	1,900 – 2,100
TPG Homes at Byers Landing	2014	12	—	—	12	$399 – $475	2,800 – 3,500
Georgia Total		2,675	692	115	1,868
Other Total TPG Custom Home of Florida LLC	2013	2	—	—	—	$1,800 – $2,600
Total Lots		4,845	1,086	240	3,536

(1)	2014 and 2015 are estimated deliveries of “Year of First Delivery.”

Owned and Controlled Lots

The following tables present summaries of the lots owned or controlled by JBGL as of June 30, 2014 and as of December 31, 2013, 2012 and 2011. Owned lots are those to which JBGL holds title, while controlled lots are those that JBGL has the contractual right to acquire title but does not currently own it. With respect to controlled lots, JBGL generally enters into lot option contracts where an earnest money deposit of up to 20% of the total purchase price of the lots is deposited with the seller. The earnest money deposit is applied to the purchase price of the lots within the lot option contract. Certain of JBGL’s lot option contracts require an escalation in lot price from zero to six percent per year. The lot option contract’s length is generally based upon the number of lots being purchased and the agreed upon lot takedown schedule, which determines the number and frequency of lot purchases. Townhome lot option contracts typically require two to four lot purchases per month and single family lot option contracts typically require two to three lot purchases per month.

Lots Owned and Controlled

	June 30,
	2014	2013
Lots Owned
Texas	2,224	2,034
Georgia	1,293	1,212
Total	3,517	3,246
Lots Controlled
Texas	301	88
Georgia	504	590
Total	805	678
Total Lots Owned and Controlled	4,322	3,924

	December 31,
	2013	2012	2011
Lots Owned
Texas	2,364	2,045	466
Georgia	1,384	970	367
Total	3,748	3,015	833
Lots Controlled
Texas	292	370	—
Georgia	555	312	97
Total	847	682	97
Total Lots Owned and Controlled	4,595	3,697	930

Acquisition Process

JBGL’s ability to identify, evaluate and acquire land in desirable locations and on favorable terms is critical to its success. JBGL evaluates land opportunities based on risk-adjusted returns and employs a rigorous due diligence process to identify risks, which JBGL then seeks to mitigate if it pursues the property.

JBGL often purchases land parcels from large, long-term landowners who sell portions of their land to benefit from JBGL’s experience in planning and executing complex land development projects. JBGL also purchases land from large real estate developers that recognize the benefit of working with an experienced and reputable home developer and builder. Additionally, JBGL acquires land from owners that want to leverage JBGL’s expertise in land entitlement so that the owners may later sell all or part of their land to JBGL after entitlement. JBGL also acquires land from other developers that want JBGL’s builders to build homes in their neighborhoods.

JBGL also identifies attractive properties that are typically located in existing prime neighborhood locations. JBGL considers the existing and future supply of developable land before working to acquire the best-valued properties. Analysis includes development costs in addition to land costs. JBGL has found that the prime quality infill locations have limited supply competition that may result in smaller value declines in down markets.

After contracting for a property, JBGL performs due diligence to evaluate any environmental or geotechnical issues that may exist. JBGL often seeks to secure entitlements such as zoning or plat approval during this period. After title has been reviewed and approved the property is acquired. JBGL manages and oversees all land development with its in-house staff.

Homebuilding, Marketing and Sales Process

JBGL’s builder, The Providence Group, builds town homes, single family homes and luxury homes in the Atlanta market. The Providence Group’s town homes range from 1,800 to 2,500 square feet, have two or more bedrooms and range in price from $225,000 to $350,000. The Providence Group’s single family homes have greater than 2,200 square feet, three or more bedrooms and range in price from $300,000 to $800,000. The Providence Group’s luxury homes have over 4,000 square feet, four or more bedrooms and range in price from $800,000 to more than $2.5 million.

In the DFW market JBGL’s builders construct townhomes, single family homes and luxury homes. CB JENI builds town homes with 1,650 to 2,400 square feet, two or more bedrooms and prices ranging from $180,000 to $300,000. Normandy Homes constructs single family homes with square footage of over 3,500 square feet, four or more bedrooms and a price between $400,000 and $600,000. Southgate builds luxury homes that have over 4,500 square feet, four or more bedrooms and prices of $800,000 and above.

JBGL offers a preferred lender referral program to provide lending options to homebuyers in need of financing. JBGL offers homeowners a comprehensive warranty on each home. Homes are generally covered by a ten year warranty for structural concerns, one year for defects and products used, two years for electrical and plumbing and ten years for HVAC parts and labor. JBGL’s Homeowner Services Department aims to respond to any questions or concerns from homebuyers within three business days.

JBGL sells its homes through its own sales representatives and also through independent real estate brokers. JBGL’s in-house sales force typically works from sales offices located in model homes close to or in each community. Sales representatives assist potential buyers by providing them with basic floor plans, price information, development and construction timetables, tours of model homes and the selection of customization and upgrade options. Sales personnel are trained by JBGL and generally have had prior experience selling new homes in the local market. JBGL’s personnel, along with subcontracted marketing and design consultants, carefully design the exterior and interior of each home to appeal to the lifestyles of targeted homebuyers. JBGL also advertises through the use of model homes, Internet, newspapers, billboards, publications, brochures, and newsletters.

Seasonality

Historically, the homebuilding industry experiences seasonal fluctuations in quarterly operating results and capital requirements. JBGL typically experiences the highest new home order activity in spring and summer, although this activity is also highly dependent on the number of active selling communities, timing of new community openings and other market factors. Since it typically takes four to six months to construct a new home, JBGL delivers more homes in the second half of the year as spring and summer home orders are delivered. Because of this seasonality, home starts, construction costs and related cash outflows have historically been highest in the second and third quarters, and the majority of cash receipts from home deliveries occur during the third and fourth quarters. JBGL expects this seasonal pattern to continue over the long-term, although it may be affected by volatility in the homebuilding industry.

Segments

JBGL organizes its operations into two reportable segments: land development and homebuilding services. Within homebuilding services, JBGL’s two operating segments consist of Texas and Georgia. The reportable segments follow the same accounting policies as JBGL’s consolidated financial statements. Operational results of each segment are not necessarily indicative of the results that would have occurred had the segment been an independent stand-alone entity during the periods presented.

Raw Materials

Typically, all the raw materials and most of the components used in JBGL’s business are readily available in the United States. Most are standard items carried by major suppliers. However, a rapid increase in the number of homes started could cause shortages in the availability of such materials or in the price of services, thereby leading to delays in the delivery of homes under construction. JBGL continues to monitor the supply markets to achieve the best prices available. See “Risk Factors — Labor and raw material shortages and price fluctuations could delay or increase the cost of land development and home construction, which could materially and adversely affect JBGL.”

JBGL Corporate Organization and Structure

JBGL carries out its business generally through a number of project-specific, wholly-owned limited liability company subsidiaries. JBGL’s homebuilding operations business is conducted primarily through JBGL Builder Finance LLC, and the land development operations conducts its business under the brand JBGL Communities.

Government Regulation and Environmental Matters

JBGL’s developments are subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters that impose restrictive zoning and density requirements, the result of which is to limit the number of homes that can be built within the boundaries of a particular area. Projects that are not entitled may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain specific areas due to government regulations. JBGL may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or “slow-growth” or “no-growth” initiatives that could be implemented in the future. Local governments also have broad discretion regarding the imposition of development and service fees for projects in their jurisdiction. Projects for which JBGL has received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety and welfare issues, which can further delay these projects or prevent their development.

JBGL is also subject to a variety of local, state, federal and other statutes, ordinances, rules and regulations concerning the environment. The particular environmental laws that apply to any given homebuilding site vary according to multiple factors, including the site’s location, its environmental conditions and the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause JBGL to incur substantial compliance and other costs, and can prohibit or severely restrict homebuilding and land development activity in environmentally sensitive regions or areas. In addition, in those cases where an endangered or threatened species is involved, environmental rules and regulations can result in the restriction or elimination of development in identified environmentally sensitive areas. From time to time, the United States Environmental Protection Agency and similar federal or state agencies review homebuilders’ compliance with environmental laws and may levy fines and penalties for failure to comply strictly with applicable environmental laws or impose additional requirements for future compliance as a result of past failures. Any such actions taken with respect to JBGL may increase its costs. Further, JBGL expects that increasingly stringent requirements will be imposed on homebuilders and land developers in the future. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber.

Under various environmental laws, current or former owners of real estate, as well as certain other categories of parties, may be required to investigate and clean up hazardous or toxic substances or petroleum product releases, and may be held liable to a governmental entity or to third parties for related damages, including for bodily injury, and for investigation and clean-up costs incurred by such parties in connection with the contamination. Please see the section of this prospectus entitled “Risk Factors” beginning on page 15.

Competition

Competition in the homebuilding industry is intense, and there are relatively low barriers to entry into our business. Homebuilders compete for, among other things, homebuying customers, desirable land parcels, financing, raw materials and skilled labor. Increased competition could hurt JBGL’s business, as it could prevent JBGL from acquiring attractive land parcels on which to build homes or make such acquisitions more expensive, hinder JBGL’s market share expansion, and lead to pricing pressures on its homes that may adversely impact its revenues and margins. If JBGL is unable to successfully compete, its business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected. JBGL’s competitors may independently develop land and construct housing units that are superior or substantially similar to JBGL’s products. Furthermore, a number of JBGL’s primary competitors are significantly larger, have a longer operating history and may have greater resources or lower cost of capital than JBGL; accordingly, they may be able to compete more effectively in one or more of the markets in which JBGL operates. Many of these competitors also have longstanding relationships with subcontractors and suppliers in the markets in which JBGL operates. JBGL also competes for sales with individual resales of existing homes and with available rental housing.

Employees

As of June 30, 2014, JBGL had approximately 130 employees, including those of its builders. Although none of JBGL’s employees are covered by collective bargaining agreements, certain of the subcontractors engaged by JBGL or its affiliates are represented by labor unions or are subject to collective bargaining arrangements. JBGL believes that its relations with its employees and subcontractors are good.

Legal Proceedings

JBGL is not involved in any material litigation nor, to its knowledge, is any material litigation threatened against JBGL.

Offices

JBGL’s principal executive offices are located at 3131 Harvard Ave., Suite 104 Dallas, Texas 75205 and its main telephone number is (214) 453-0145. JBGL’s internet website is http://jbgl-capital-lp.com. The information contained in, or that can be accessed through, JBGL’s website is not incorporated by reference and is not part of this prospectus.

Management

Management of BioFuel Energy Corp.

Directors and Executive Officers

The table below sets forth the names and ages (as of April 15, 2014) of our current directors and executive officers, as well as the positions and offices held by such persons. A summary of the background and experience of each of these individuals is set forth after the table.

Name	Age	Position
Mark W. Wong	65	Chairman of the Board
Scott H. Pearce	48	President, Chief Executive Officer and Director
Elizabeth K. Blake	62	Director
David Einhorn	45	Director
Richard I. Jaffee	56	Director
John D. March	66	Director
Ernest J. Sampias	63	Director
Kelly G. Maguire	50	Executive Vice President and Chief Financial Officer
Todd R. Gander	50	Vice President — Strategy and Business Development
Mark L. Zoeller	54	Vice President — General Counsel and Corporate Secretary

Mark W. Wong — Mr. Wong has been one of our Directors since January 2008 and Chairman of the Board since March 2010. Mr. Wong was the Chief Executive Officer of Renewable Agricultural Energy Corporation, a private ethanol production company, from 2006 to 2007. From 1999 to 2005, Mr. Wong was the founder and Chief Executive Officer of Emergent Genetics, an international seed company sold to Monsanto Company in 2005. Prior to that time, Mr. Wong founded and managed a series of agricultural and biotechnology companies including Big Stone Partners, Agracetus Corporation and Agrigenetics Corporation. Mr. Wong also worked as an engineer for FMC Corporation and Chemical Construction Corporation. Mr. Wong received his Bachelor of Science degree in Chemical Engineering from Lehigh University and his M.B.A. from the Wharton School of Business at the University of Pennsylvania.

Scott H. Pearce — Mr. Pearce is our President and Chief Executive Officer and a co-founder of BioFuel Energy Corp. He joined the Company in 2006 after co-founding the predecessor company, Bio Fuel Solutions LLC, in 2004. Mr. Pearce has been developing and operating natural resource companies for the past 20 years, with specific focus on leading renewable energy firms for the past ten years. Previously, he was President and Chief Executive Officer of Poseidon Resources Corp., a water industry leader that developed large-scale desalination projects. Mr. Pearce is a U.S. Army veteran of both the Panama and Desert Storm conflicts. He served in various leadership positions, including duties as an attack helicopter pilot and commander, attaining the rank of captain. Mr. Pearce received a Bachelor of Science degree in engineering from Auburn University and an M.B.A. from the MIT Sloan School of Management.

Elizabeth K. Blake — Ms. Blake has been one of our Directors since September 2007. Since 2006, Ms. Blake has served as Senior Vice President — Advocacy, Government Affairs & General Counsel of Habitat For Humanity International Inc., a non-profit organization that through local partnerships seeks to build affordable housing for families in need in 74 countries around the world. Ms. Blake served on the Board of Patina Oil & Gas Corporation from 1998 through its sale to Noble Energy in 2005. From March 2003 to 2005, Ms. Blake was the Executive Vice President — Corporate Affairs, General Counsel and Corporate Secretary for US Airways Group, Inc. From April 2002 through December 2002, Ms. Blake served as Senior Vice President and General Counsel of Trizec Properties, Inc., a public real estate investment trust. Ms. Blake served as Vice President and General Counsel of General Electric Power Systems from 1998 to 2002. From 1996 to 1998, Ms. Blake served as Vice President and Chief of Staff of Cinergy Corp. Ms. Blake received a Bachelor of Arts degree with honors from Smith College and her Juris Doctor from Columbia Law School, where she was a Harlan Fiske Stone Scholar. Ms. Blake was awarded an Honorary Doctorate of Technical Letters by Cincinnati Technical College and an Honorary Doctorate of Letters from the College of Mt. St. Joseph. From 1982 to 1984, she was an associate with Frost & Jacobs, a law firm in Cincinnati, Ohio, and a partner from 1984 to 1996. From 1977 to 1982, she was with the law firm of Davis Polk & Wardwell in New York. She is past Chair of the Ohio Board of Regents.

David Einhorn — Mr. Einhorn has been one of our Directors since May 2006. Since 1996, Mr. Einhorn has been the President of Greenlight Capital, Inc., one of our principal stockholders and an investment management company he co-founded. From March 2006 until March 2007, Mr. Einhorn was on the board of directors of New Century Financial Corp., a real estate investment trust that operated mortgage finance companies. Mr. Einhorn received a Bachelor of Arts degree in Government from Cornell University.

Richard I. Jaffee — Mr. Jaffee has been one of our Directors since January 2008. Mr. Jaffee was a Managing Director of Goldman Sachs from 1991 to 2004. Prior to that time, Mr. Jaffee served as Vice President, Institutional Sales, Equities Division, at Bear, Stearns & Co. from 1986 to 1991. He also served as Vice President, Leveraged Buyout Finance Division at Citicorp from 1982 to 1986. Mr. Jaffee received his Bachelor of Arts degree from Brandeis University and his M.B.A. from Columbia University.

John D. March — Mr. March has been one of our Directors since January 2008. Mr. March retired in December 2007 as a Corporate Vice President of Cargill, Incorporated. Mr. March was with Cargill in various capacities since 1971, including most recently serving as a member of the Corporate Center, as a Platform Leader on the Grain and Oilseed Supply Chain and Food Ingredients North America Platform and as a member of the Commodity Risk Committee. Mr. March is a past chairman of the National Oilseed Processors Association, a past director of the Virginia Soybean Commission and Soybean Association and a past treasurer and second vice president of the Virginia State Feed Association. Mr. March received his Bachelor of Arts degree in Economics from Dartmouth College and his M.B.A. from the Wharton School of Business at the University of Pennsylvania.

Ernest J. Sampias — Mr. Sampias has been one of our Directors since July, 2010. Mr. Sampias’ professional experience includes financial and leadership roles for both private and public companies within the information technologies, telecommunications, and directories industries. Most recently, he served as Interim CEO and Director for Xyratex, Ltd, a public company until its sale in March, 2014. Prior to that he served as Chief Financial Officer for Sensis Pty Ltd, a consumer directory company in Melbourne, Australia from 2007 – 2009. His prior experience includes Chief Financial Officer roles for Spectralink, Local Matters, Inc., McDATA Corporation, Convergent Communications, and US West Dex Directories. Mr. Sampias graduated from Indiana University with a Bachelors Degree in Business with Distinction, and holds a Masters Degree in Taxation from DePaul University. He is a Certified Public Accountant and member of the Financial Executives Institute.

Kelly G. Maguire — Mr. Maguire has been our Chief Financial Officer since June 2008 and was named Executive Vice President in August 2010. Mr. Maguire was previously Executive Vice President of Pendum, Inc., a privately held company with roughly 2,800 employees servicing 60,000 automated teller machines (ATM’s) nationwide. Mr. Maguire served as Pendum’s Chief Financial Officer from 2000 to 2006. Previously, he served as Chief Financial Officer of TMJ Implants Inc, a medical device manufacturer, from 1996 to 2000. Mr. Maguire began his career with Deloitte & Touche, LLP, spending almost 10 years in the audit area. Mr. Maguire received his B.A. degree in Accounting from the University of North Dakota.

Todd R. Gander — Mr. Gander was appointed our Vice President — Strategy and Business Development in September 2011. From August 2007 to June 2011, Mr. Gander served as the Director of Market Intelligence and Decision Analysis and, earlier, the Director of Strategic Alliances for Covidien’s Respiratory and Monitoring Solutions Group. From 2006 to 2007, he was Vice President for Strategic Planning for Renewable Agricultural Energy, having been a co-founder of the company, a development-stage enterprise that focused on the construction and operation of fuel ethanol plants. From 1998 to 2006, he served in business development and strategic planning roles with SomaLogic, a Boulder, Colorado-based biotechnology company and its predecessor, NeXstar Pharmaceuticals, Inc. During this time, he also advised companies as an independent consultant, focusing on strategy development for life sciences companies. Prior to this, Mr. Gander held positions with Big Stone Partners, PiperJaffray, and Empire Blue Cross and Blue Shield. He began his career with the Boston Consulting Group. Mr. Gander received his B.S. degree in Biology from Yale University and his M.B.A. from the University of Colorado.

Mark L. Zoeller — Mr. Zoeller was appointed our Vice President — General Counsel and Corporate Secretary in August 2009. Prior to that time, from July 2008 until his appointment, Mr. Zoeller served on a contract basis as the Company’s General Counsel and acting Corporate Secretary. From 2007 through

April 2008, Mr. Zoeller was Vice President and General Counsel of Vanguard Mortgage & Title, Inc., a privately-held consolidator in the residential mortgage origination industry. From 2005 through 2006, Mr. Zoeller was in private practice as a sole practitioner and business consultant. From 1997 through 2005, Mr. Zoeller served in a variety of roles with Cenveo, Inc., a NYSE-listed printing and printing-related services company, most recently as Vice President, General Counsel and Corporate Secretary. Mr. Zoeller began his legal career with Rothgerber, Johnson & Lyons, a Denver-based law firm. Mr. Zoeller received his B.A. degree in Economics from the University of Chicago, and his Juris Doctor degree from the University of Colorado School of Law.

Family Relationships

There are no family relationships among any of our directors, executive officers or director nominees.

Director Independence and Election to Office

Our board consists of seven directors. Of these seven directors, we believe that five, constituting a majority, are “independent,” in accordance with the rules and regulations of the SEC and Nasdaq listing standards. Our independent directors are Ms. Blake and Messrs. Jaffee, March, Sampias and Wong.

Directors are elected by plurality vote of the shares present at our annual meeting, meaning that the director nominee with the most affirmative votes for a particular slot is elected for that slot. All directors are elected annually to serve until the next annual meeting and until their successors are elected. Each nominee is presently serving as a director and has served as a director of the Company for the period indicated in his or her biography. See “Management of the Company Following the Acquisition” for information relating to the directors and executive officers following the consummation of the Acquisition.

Committees of the Board

Our board has established three committees: the Audit Committee, Compensation Committee and Governance and Nominating Committee. Each committee has been established in order to comply with the applicable rules of the SEC and Nasdaq.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve as a member of our Compensation Committee, and none of them has served, or will be permitted to serve, on the Compensation Committee (or any committee serving a similar function) of any other entity of which an executive officer serves, or is expected to serve, as a member of our Compensation Committee.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines, in accordance with applicable rules and regulations of the SEC and Nasdaq, to govern the responsibilities and requirements of the board of directors. The corporate governance guidelines are available on our website at www.bfenergy.com.

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to our directors and to all of our employees, including the Chief Executive Officer and the Chief Financial Officer. This Code of Business Conduct and Ethics is posted on our web site at www.bfenergy.com. Any waivers of, or amendments to, our Code of Business Conduct and Ethics will be posted on our web site and reported as required by the SEC.

Management of JBGL

Executive Officers

The table below sets forth the names and ages (as of July 11, 2014) of JBGL’s current executive officers, as well as the positions and offices held by such persons. A summary of the background and experience of each of these individuals is set forth after the table.

Name	Age	Position
James R. Brickman	62	Chief Executive Officer
Jason R. Hibbs	41	Chief Financial Officer
John Jason Corley	38	Chief Operating Officer of JBGL Builder Finance LLC
Jed Dolson	36	Head of Land Acquisition and Development

James R. Brickman — Mr. Brickman is the founding manager and advisor of each of JBGL Capital LP, since 2008, and JBGL Builder Finance LLC since 2010. Mr. Brickman is responsible for all major investment decisions, capital allocation, strategic planning and relationships with JBGL’s builders and lead investor. Prior to forming JBGL in 2008, Mr. Brickman was a manager of various joint ventures and limited partnerships that developed and built low- and high-rise office buildings, multi-family and condominium homes, single-family homes, entitled land and supervised a property management company. He previously also served as Chairman and CEO of Princeton Homes Ltd. and Princeton Realty Corporation, which developed land, constructed custom single-family custom homes and managed apartments it built. Mr. Brickman has over 37 years’ experience in nearly all phases of real estate construction, development and real estate finance property management. He received a B.B.A. degree and M.B.A from Southern Methodist University.

Jason R. Hibbs — Mr. Hibbs is JBGL’s Chief Financial Officer. He joined JBGL in June 2014. Prior to joining JBGL, from August 2005 to June 2014, Mr. Hibbs served as a Director (management consulting) of KPMG, LLP. Mr. Hibbs has over 17 years of experience assisting clients and C-level executives deliver solutions ranging from strategic planning, performance improvement, and enterprise-wide technology initiatives in the area of finance. Mr. Hibbs received a B.S. degree from Baylor University and his M.B.A. from the University of Dallas.

John Jason Corley — Mr. Corley has been the Chief Operating Officer of JBGL Builder Finance LLC since January 2013. His responsibilities include oversight of all construction lending, working with JBGL’s builders on operating/accounting systems and planning for their future growth. From February 2011 to January 2013, he served as Operations Director of JBGL Finance LLC. Prior to joining JBGL in 2010, he worked five years as an auditor for Arthur Andersen and Ernst & Young, then six years as a financial and land acquisition analyst for K. Hovnanian Homes in Texas and Florida. Mr. Corley received a B.S. degree in Accounting and his M.B.A from Louisiana Tech University.

Jed Dolson — Mr. Dolson has been the Head of Land Acquisition and Development of JBGL since September 2013. From March 2010 to September 2013, Mr. Dolson served as a managing member of Pecos One LLC, a consulting firm that provided services to JBGL. Prior to joining JBGL Capital, LP, Mr. Dolson worked for three years at Jones & Boyd Engineering, and later he served five years as Director of Development for a local private residential developer. Mr. Dolson received a B.S. degree in Civil Engineering from Texas A&M University and a Master’s Degree in Civil Engineering from Stanford University.

Management of the Company Following the Acquisition

Officers, Directors and Director Nominees

Upon the consummation of the Acquisition, our board of directors will consist of seven directors. Of these seven directors, we believe that four, constituting a majority, will be considered “independent,” in accordance with the rules and regulations of the SEC and Nasdaq listing standards. All directors will be elected annually to serve until the next annual meeting and until their successors are elected. Directors will be elected by plurality vote of the shares present at our annual meeting, meaning that the director nominee with the most affirmative votes for a particular slot will be elected for that slot.

Set forth below are the names, ages (as of July 11, 2014) and positions of the individuals who are expected to be our directors and officers after giving effect to the Acquisition.

Name	Age	Position
David Einhorn	45	Chairman
James R. Brickman	62	Chief Executive Officer and Director
Elizabeth K. Blake	62	Director
Harry Brandler	43	Director
Kathleen Olsen	42	Director
Richard Press	75	Director
John R. Farris	41	Director
Jason R. Hibbs	41	Chief Financial Officer
John Jason Corley	38	Chief Operating Officer of JBGL Builder Finance LLC
Jed Dolson	36	Head of Land Acquisition and Development

Biographical Information

See “— Management of BioFuel Energy Corp.” for biographical information of Mr. Einhorn and Ms. Blake. See “— Management of JBGL” for biographical information of Messrs. Brickman, Hibbs, Corely and Dolson.

Harry Brandler — Mr. Brandler is expected to serve as a director of the Company upon the consummation of the Acquisition. Since December 2001, Mr. Brandler has served as the Chief Financial Officer of Greenlight Capital, Inc. Prior to joining Greenlight Capital, Inc., from 2000 to 2001, Mr. Brandler served as Chief Financial Officer of Wheatley Partners, a venture capital firm, where he oversaw the firm’s back office operations and restructured the firm’s marketing, client relations and technology. From 1996 to 2000, Mr. Brandler served as a Manager at Goldstein, Golub & Kessler, where he provided audit, tax and consulting services to investment partnerships and other financial organizations and where he was promoted to Manager in January 1999. Mr. Brandler received a B.S. in Accounting from New York University in 1993. Mr. Brandler was admitted as a Certified Public Accountant in New York in 1996.

Kathleen Olsen — Ms. Olsen is expected to serve as a director of the Company upon the consummation of the Acquisition. Since 2011, Ms. Olsen has been a private investor. From 1999 through 2011, Ms. Olsen served as Chief Financial Officer of Eminence Capital, LLC, a long/short global equity fund. From 1993 to 1999, Ms. Olsen served as audit manager, specializing in investment partnerships, at Anchin, Block & Anchin LLP, a public accounting firm located in New York City. Ms. Olsen received a Bachelor of Science degree with honors from the State University of New York at Albany. Ms. Olsen is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and New York State Society of Certified Public Accountants.

Richard Press — Mr. Press is expected to serve as a director of the Company upon the consummation of the Acquisition. Before retiring, Mr. Press was a Senior Vice President at Wellington Management from 1994 to 2006, where he started and built the firm’s insurance asset management practice. Prior to that, Mr. Press was a Senior Vice President of Stein Roe & Farnham from 1982 to 1994 and Scudder Stevens and Clark from 1964 to 1982. Mr. Press sits on various committees of the Controlled Risk Insurance Company and the Risk Management Foundation since 2006; has been a board member of the Housing Authority Insurance Group since 2008; has been a board member of Millwall Holdings PLC and Millwall Football Club, London since

2010; and has served as a member of the Board of Overseers of Beth Israel Deaconess Medical Center (Boston) since 2007. Previously he served as a board member and chairman of each of Transatlantic Holdings (NYSE: TRH) from August 2006 to March 2012 and Pomeroy IT Solutions (NASDAQ: PMRY) from July 2007 to November 2009. He was a founding member of the Board of Governors and the Advisory Board of the National Pediatric Multiple Sclerosis Center, Stony Brook University and Medical School, New York (2001 – 2013). Mr. Press earned a B.A. from Brown University in 1960; and after serving in the US Army, he received his M.B.A. from Harvard Business School in 1964.

John R. Farris — Mr. Farris is expected to serve as director of the Company upon the consummation of the Acquisition. Since 2007, Mr. Farris has been the founder and President of Commonwealth Economics, LLC. Prior to forming Commonwealth Economics, LLC, from 2006 to 2007, Mr. Farris served as Secretary of the Finance and Administration Cabinet for the Commonwealth of Kentucky. From 2008 to 2012, Mr. Farris served as an adjunct Professor of Economics and Finance at Centre College in Danville, Kentucky. Mr. Farris previous worked at the Center for Economics Research at the Research Triangle Institute, the World Bank and the International Finance Corporation. He currently sits on the board of directors for Farmers Capital Bank Corporation (NASDAQ: FFKT). Mr. Farris received a B.S. from Centre College in 1995 and a M.P.A. from Princeton University in 1999.

Family Relationships

There are no family relationships among any of our directors, executive officers or director nominees.

Executive Compensation

The following discussion contains a description of (1) the compensation and compensation arrangements of our Chief Executive Officer, two other most highly compensated executive officers and directors with respect to our fiscal year ended December 31, 2013; (2) the changes to the compensation and compensation arrangements of our Chief Executive Officer and two other most highly compensated executive officers between January 1, 2014 and the date of this prospectus; and (3) the policies and objectives underlying JBGL’s compensation program for its named executive officers during 2013 and a preview of certain modifications that will be made to such compensation program following the consummation of the Acquisition.

Executive and Director Compensation Arrangements of the Company for the Fiscal Year Ended December 31, 2013

Summary Compensation Table

The following table provides compensation information for our Chief Executive Officer and our two other most highly compensated executive officers as of December 31, 2013. We refer to these executive officers as our Named Executive Officers.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	All Other Compensation(4)	Total Compensation
Scott H. Pearce, President and Chief Executive Officer	2013	$380,000	$—	$—	$—	$32,064	$412,064
	2012	375,577	—	310,050	—	32,467	718,094
Doug M. Anderson, Executive Vice President and Chief Operating Officer(5)	2013	250,000	—	—	—	8,233	258,233
	2012	248,077	—	110,500	—	13,097	371,674
Kelly G. Maguire, Executive Vice President and Chief Financial Officer	2013	260,000	—	—	—	8,901	268,901
	2012	258,077	—	175,500	—	13,272	446,849

(1)	There were no bonuses earned in 2012 and 2013.
(2)	Messrs. Pearce, Anderson and Maguire each received restricted stock grants approved by the board in March 2012. These shares of restricted stock were scheduled to vest in equal increments on each of the four anniversaries of the grant date, subject to each executive officer’s continued employment; however, under the Company’s Change of Control Plan, the remaining shares of unvested restricted stock automatically vested in December 2013 due to the disposition of the Company’s ethanol plants. The amounts reported represent the aggregate grant date fair value of such awards computed in accordance with FASB ASC 718. For a further discussion of the assumptions used in the calculation of the grant date fair values for all applicable grants of equity awards pursuant to ASC 718, please see “Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 10 Stock-Based Compensation” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013.
(3)	The Company did not grant any stock options during 2012 or 2013.
(4)	Amount paid to Mr. Pearce includes relocation expenses of $19,200 and $18,462 paid in 2012 and 2013, respectively. All other amounts relate to the Company’s voluntary matching contribution to the 401(k) Plan paid in 2012 and 2013.
(5)	Mr. Anderson’s last day of employment with the Company was January 3, 2014.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information with respect to stock options held by our Named Executive Officers as of December 31, 2013:

	Option Awards(1)					Stock Awards(3)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(2)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)
Scott H. Pearce	7,500	—		$63.80	12/14/2014
Douglas M. Anderson	10,000	—		$55.20	3/1/2015
	2,500	—		$56.60	3/18/2015
Kelly G. Maguire	6,750	—		$63.80	12/14/2014
	7,500	—		$55.20	3/1/2015

(1)	All stock option grants were made pursuant to the 2007 Equity Plan. As of December 31, 2013, all outstanding stock options were fully vested and exercisable. The Company plans to terminate the 2007 Equity Plan and settle all equity awards outstanding thereunder immediately prior to consummation of the Acquisition. The only equity awards currently outstanding under the 2007 Equity Plan are stock options. The per share exercise price of each such stock option exceeds the price of a share of common stock and, therefore, all such stock options will be terminated and canceled without any consideration immediately prior to consummation of the Acquisition.
(2)	The exercise price equals the fair market value (as defined in the 2007 Equity Plan) of our common stock on the date of grant.
(3)	All stock grants that were made pursuant to the 2007 Equity Plan have vested as of December 31, 2013.

Narrative Disclosure to Summary Compensation Table

Annual Cash Compensation

Base Salary

We pay base salaries that are competitive with similar positions in the renewable energy sector and other comparable public companies and that provide for equitable compensation among executives of the Company. We review the compensation of our executive officers annually. Our Chief Executive Officer recommends initial base salaries and annual adjustments, as appropriate, and our Compensation Committee considers and approves base salaries, based upon the elements of our compensation program established by the Compensation Committee. Our Chief Executive Officer’s salary is reviewed by our Compensation Committee and approved by our board of directors. Historically, including in 2012, the Compensation Committee has engaged the services of Mercer (US) Inc. (“Mercer”) with respect to compensation decisions related to our Named Executive Officers. The Compensation Committee did not engage the services of any compensation consultant during 2013. We believe that a competitive base salary is a necessary element of any compensation program designed to attract and retain talented and experienced executives. In 2013, our focus was on certain potential transactions and entry into, and operating in accordance with, the Deed in Lieu of Foreclosure and Joint Escrow Instructions. As a result, there were no increases in our Named Executive Officers’ base salaries for 2013.

Cash Incentive Bonuses

In 2013, as in 2012, we paid no bonuses to our executive officers due to the Company’s financial performance in light of challenging circumstances in the ethanol industry resulting from the drought in the U.S. Corn Belt and other factors, as well as the fact that the Company transferred ownership of its ethanol plants in satisfaction of certain outstanding debt. We expect that any future bonus payments will be awarded in the sole discretion of, and based on such measurements as adopted by, the Compensation Committee and approved by the entire board. We fund any cash incentive bonuses that we pay from cash on hand.

Equity Incentive Compensation

Our 2007 Equity Incentive Compensation Plan (the “2007 Equity Plan”) provides for the grant of equity incentive awards. In March 2012, the Compensation Committee, based in part on the recommendations of Mercer, and with the approval of the entire board, awarded shares of restricted stock under the 2007 Equity Plan to our Named Executive Officers in the following amounts: Mr. Pearce, 23,850; Mr. Anderson, 8,500; and Mr. Maguire, 13,500. Each of these grants was scheduled to vest in equal increments on each of the first four anniversaries of the grant date; however, pursuant to the terms of the 2007 Equity Plan and the Company’s Change of Control Plan, the remaining shares of unvested restricted stock automatically vested in December 2013 due to the disposition of the Company’s ethanol plants. Because of the pending disposition of substantially all of the Company’s assets, the board did not make any equity grants in 2013.

Other Compensation

General Benefits

All of our executive officers are eligible for benefits offered to employees generally, including life, health, disability and dental insurance and our profit sharing and 401(k) plan (the “401(k) Plan”). These benefits are designed to provide a stable array of support to employees and their families and are provided to all employees regardless of their individual performance levels.

Eligible employees may make voluntary contributions to the 401(k) Plan up to limits permitted under law, and the Company provides a contributory match equal to 50% of the first 6% of compensation contributed by participants. In addition, we may, at our discretion, make discretionary profit sharing contributions to the 401(k) Plan in addition to this match. All full-time employees who have completed one month of service are eligible to participate in the 401(k) Plan. The Company match and any discretionary contributions made by us are subject to vesting restrictions as follows: employees become 34% vested at the end of the first Plan Year following their date of hire, employees are 67% vested at the end of the next succeeding Plan Year and employees are 100% vested at the end of the next succeeding Plan Year thereafter. As of December 31, 2013, all of our Named Executive Officers were 100% vested in their respective Company matches under the 401(k) Plan.

Perquisites

We do not believe it is necessary for the attraction or retention of management talent to provide our executive officers with a substantial amount of compensation in the form of perquisites. In 2013, we did not provide any perquisites to our executive officers.

Relocation Expenses

As part of our ordinary recruitment efforts, we may offer reimbursement of relocation expenses to our officers and employees from time to time. We paid relocation expenses of $19,200 and $18,462 to Mr. Pearce in 2012 and 2013, respectively.

Stock Ownership Guidelines

We do not have specific share retention or ownership guidelines for our executive officers.

Material Terms of Named Executive Officer Employment Agreements and Post-Employment Compensation

We have entered into an employment agreement with each of Messrs. Pearce and Maguire, as well as a written Offer of Continued Employment with Mr. Anderson, setting forth the terms of their employment. The summary below discloses the material terms of these arrangements as of December 31, 2013, and does not discuss any actions taken during 2014 with respect to the executive officer employment arrangements. For a discussion regarding compensation actions taken during 2014, see “— 2014 Compensation Activity” below.

Employment Agreements with Messrs. Pearce and Maguire

In August 2010, we entered into executive employment agreements with each of Messrs. Pearce and Maguire. The agreements provide that Messrs. Pearce and Maguire will serve as President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, respectively, for initial terms of two years. Each agreement automatically renews for successive one-year terms, unless either party provides notice of its intent not to renew the agreement at least 60 days prior to the end of any term. Mr. Pearce’s agreement provides for a base salary of not less than $350,000 per year and an annual incentive target bonus of 85% of Mr. Pearce’s base salary. Mr. Maguire’s agreement provides for a base salary of not less than $245,000 per year and an annual incentive target bonus of 55% of Mr. Maguire’s base salary.

Each agreement also provides that if the Company terminates the executive officer’s employment without “cause” or the executive officer terminates his employment for “good reason” (as such terms are defined in each agreement), and upon execution of a severance agreement and a customary release of claims, the Company will pay the executive officer all accrued unpaid base salary and bonus from the previous year, unreimbursed expenses and a severance payment equal to 12 months of his then-current base salary plus a pro rata portion of his target bonus based on the number of weeks of the year that have lapsed prior to such termination. Each agreement also provides that if the Company terminates the executive officer’s employment without cause or the executive officer terminates his employment for good reason, in each case, within one year following a “change of control” (as defined in each agreement), the Company will pay the executive officer an additional severance payment equal to 12 months of his then-current base salary and, in the case of Mr. Pearce, an additional payment equal to the pro rata portion of his target bonus. The Company will also provide Mr. Pearce with 18 months and Mr. Maguire with 12 months of health benefit coverage following termination of their employment under the above-described circumstances.

Each executive officer has also agreed to maintain our confidential information in strictest confidence and not to use or disclose to any third party our confidential information, except as we may permit from time to time. Each executive officer has agreed not to compete with us during his employment and for a period of one year following the termination or expiration date of the agreement. During the non-compete period, the executive officer will not solicit or persuade any of our employees to leave us or hire any employee that we have terminated. Each executive officer has also agreed that, during the non-compete period, he will not divert any business away from us or our customers. Each agreement also provides that we will indemnify the executive officer against any claims or judgments that result by reason of his employment with us. In addition, during the executive officer’s term of employment, and for a period of three years following employment, we must maintain officers’ and directors’ liability insurance for his benefit at least equal to the coverage that we provide for any other present or former senior executive or director.

Under the terms of each of Messrs. Pearce’s and Maguire’s employment agreements, assuming that we terminated each executive officer’s employment without cause or each executive officer terminated his employment for good reason on December 31, 2013, upon execution of a severance agreement and a customary release of claims, we would have paid the following severance in equal installments during the 12-month period following such termination:

•	Mr. Pearce a severance payment in an amount equal to $703,000 and provided health benefit coverage equal to approximately $33,000; and
•	Mr. Maguire a severance payment in an amount equal to $403,000 and provided health benefit coverage equal to approximately $22,000.

Had such termination occurred following a change of control, we would have paid Mr. Pearce an additional cash severance payment in an amount equal to $703,000 and Mr. Maguire an additional severance payment in an amount equal to $260,000, in each case payable in equal installments during the 12-month period following such termination.

Mr. Anderson’s Offer of Continued Employment

In August 2010, we entered into an Offer of Continued Employment (the “Offer”) with Mr. Anderson to serve as Vice President, Operations of the Company. The Offer is not an employment agreement and does not include a set term. The Offer provides for a base salary of $225,000 per year and a performance-based bonus of up to 65% of Mr. Anderson’s base salary.

Mr. Anderson’s Offer provides that, if the Company terminates Mr. Anderson’s employment without “cause” or he terminates his employment for “good reason” (as such terms are defined in the Offer), and upon execution of a customary release of claims and a six-month non-competition agreement, the Company will pay Mr. Anderson all accrued unpaid base salary and bonus from the previous year, unreimbursed expenses and a severance payment equal to six months of his base salary plus a pro rata portion of his target bonus based on the number of weeks of the year that have lapsed prior to such termination. If such termination occurs following a change of control, Mr. Anderson will be entitled to the greater of the severance described in the preceding sentence and the severance provided under the Company’s Change of Control Plan (the “COC Plan”), described below. The Company will also reimburse Mr. Anderson for six months of health benefit coverage following termination of his employment under the above-described circumstances.

Under the terms of Mr. Anderson’s Offer, assuming that we terminated his employment without cause or he terminated his employment for good reason on December 31, 2013, upon execution of a non-competition agreement and a customary release of claims, we would have paid Mr. Anderson a severance payment in an amount equal to $287,500 and provided health benefit coverage equal to approximately $7,000. Pursuant to the terms of the COC Plan, assuming termination within one year following a change of control (as defined in the COC Plan), or resignation within 30 days after a Material Change (as defined in the COC Plan) occurring within one year following a change of control, based on his current salary and target bonus, we would potentially pay Mr. Anderson an additional severance payment in an amount equal to $287,500, and any non-vested rights under the 401(k) Plan and the 2007 Equity Plan would vest. Mr. Anderson’s employment with the Company terminated on January 3, 2014, which triggered severance payments and benefits under the COC Plan. For a summary of the severance payments to which Mr. Anderson became entitled in connection with his departure from the Company, please see the discussion under the heading “— 2014 Compensation Activity” below.

Change of Control Plan

The Company has adopted and maintained the COC Plan, effective November 10, 2006, which may require us to pay severance benefits to certain executives, key managers and other employees in the event of a change of control (as defined in the COC Plan). The purpose of the COC Plan is to assure the continued services of our employees on an objective and impartial basis, without distraction or conflict of interest in the event of an attempt by a third party to obtain control of the Company. The COC Plan covers all of our employees other than Messrs. Pearce and Maguire, who are entitled to severance payments and benefits pursuant to their respective employment agreements as described above. The COC Plan provides for three levels of severance benefits in the event of a change of control. Executive officers will receive the highest level of compensation under the COC Plan, and key managers and other employees will receive more limited severance benefits.

Under the COC Plan, upon a change of control, all non-vested securities of the Company held by employees will automatically vest, as will all non-vested rights under or in connection with all benefit plans, including the 2007 Equity Plan and the 401(k) Plan. In addition, under the COC Plan, if an executive officer, key manager or other employee, as applicable, is terminated within one year following a change of control or he or she resigns within 30 days after a reduction of title, duties, compensation or benefits (defined as a “Material Change” in the COC Plan) occurring within one year following a change of control, (i) an executive officer will receive a payment consisting of (A) 100% of Base Compensation (as defined in the COC Plan), (B) 100% of the greater of the executive’s most recent annual bonus or the projected annual bonus for the year in which the change of control occurs, (C) a pro rata portion of the executive’s projected annual bonus for the year in which the change of control occurs, plus (D) accrued but unpaid bonuses; (ii) a key manager will receive a payment consisting of (A) 100% of Base Compensation, (B) a pro rata portion of the key manager’s projected annual bonus for the year in which the change of control occurs, plus (C) accrued but unpaid bonuses; and (iii) any other employee will receive a payment consisting of (A) 50% of the annual base salary then in effect, (B) a pro rata portion of the employee’s projected annual bonus for the year in which the change of control occurs, plus (C) accrued but unpaid bonuses.

The COC Plan may be amended or terminated by the Company at any time, except during the one-year period immediately following a change in control. In no event may an amendment or termination of the COC Plan following a change of control alter or curtail any vested benefits under the COC Plan due to employees who have been terminated prior to such amendment or termination.

Compensation of Directors

The only compensation earned by our directors for services rendered during the fiscal year ended on December 31, 2013 was cash fees in the form of annual retainers and meeting fees as set forth in the following table:

Name	Fees Earned or Paid in Cash
Blake, Elizabeth	$44,000
Einhorn, David	32,500
Jaffee, Richard	37,500
March, John	33,500
Sampias, Ernest	51,500
Wong, Mark	120,000

As of December 31, 2013, each of the directors, other than Mr. Sampias, held options to purchase 250 shares of common stock at $14.60 per share and options to purchase 250 shares of common stock at $34.40 per share. Mr. Sampias held options to purchase 250 shares of common stock at $29.90 per share. In addition to the options disclosed above, Mr. Wong also held options to purchase 20,000 shares of common stock at $63.80 per share. In all cases, the options described above are fully vested and exercisable.

Under our compensation program for Directors, Directors who are also full-time officers or employees of the Company receive no additional compensation for serving as Directors. All non-employee Directors receive an annual retainer of $30,000, with the exception of Mr. Wong, whose compensation as Chairman of the board is determined annually by the other non-employee Directors. Mr. Wong’s 2013 retainer was $120,000. Each non-employee Director, other than Mr. Wong, also receives a fee of $2,500 for each board meeting attended and $1,000 for each committee meeting attended, if such committee meeting is held on a day different from that of a board meeting. In addition, the Chairman of the Audit Committee receives an annual retainer of $15,000 and the Chairman of the Governance and Nominating Committee receives an annual retainer of $7,500.

Our policy had been to make grants of stock options and/or shares of restricted stock to our non-employee Directors who join the board, and thereafter to make regular, annual grants of stock options and/or restricted stock to our non-employee Directors. These options and shares of restricted stock were typically scheduled to vest one year from their respective dates of grant. The restricted stock granted to Mr. Wong in March 2012 vested in equal increments on each of the first four anniversaries of the date of grant. Pursuant to the terms of the 2007 Equity Plan, Mr. Wong’s unvested restricted stock automatically vested in December 2013 due to the disposition of the Company’s ethanol plants. Because of the pending disposition of substantially all of the Company’s assets, the board did not receive any equity grants in 2013.

2014 Compensation Activity

During the first quarter of 2014, the Company entered into agreements with each of its Named Executive Officers, pursuant to which the Company agreed to make certain payments to each Named Executive Officer in exchange for a release of claims in favor of the Company and agreement to certain restrictive covenants, including confidentiality, non-solicitation of employees and non-disparagement restrictions. These agreements and the payments and benefits provided thereunder are intended to represent severance payments to the Named Executive Officers in lieu of the payments they would have been entitled to receive, upon termination of employment, under their individual employment arrangements and the COC Plan. Pursuant to the agreements, the Company made the following cash payments to each Named Executive Officer in a lump sum during the first quarter of 2014: $1,352,167 to Mr. Pearce; $561,458 to Mr. Anderson; and $651,083 to Mr. Maguire. In addition to the cash payments, the Named Executive Officers are also entitled to receive certain vested benefits under the Company’s welfare and retirement plans, including the 401(k) Plan and the 2007 Equity Plan.

Mr. Anderson’s last day of employment with the Company was January 3, 2014. Other than the payment and benefits described in the preceding paragraph, Mr. Anderson did not receive and is not entitled to receive any other payments or benefits in connection with his departure from the Company. As a result of entry into, and payment under, these agreements, Messrs. Pearce and Maguire continue to be employed by the Company on an at-will basis with no contractual rights to any additional payments or benefits upon termination of their respective employment other than those described in the preceding paragraph, the cash portion of which has already been paid to them.

The Company plans to terminate the 2007 Equity Plan and settle all equity awards outstanding thereunder immediately prior to consummation of the Acquisition. The only equity awards currently outstanding under the 2007 Equity Plan are stock options. The per share exercise price of each such stock option exceeds the price of a share of common stock and, therefore, all such stock options will be terminated and canceled without any consideration immediately prior to consummation of the Acquisition.

JBGL Compensation Discussion and Analysis

Overview

The following Compensation Discussion and Analysis describes the policies and objectives underlying JBGL’s compensation program for its named executive officers, who are identified in the table below (collectively, “JBGL NEOs” or “JBGL’s NEOs”), during 2013. In connection with the consummation of the Acquisition, JBGL’s NEOs will become employees of the Company and, going forward, their compensation will be governed by the employment agreements that they will enter into with the Company, as further described below. Accordingly, this section addresses and analyzes each element of JBGL’s historical compensation program and previews certain modifications that will be made to the JBGL NEOs’ compensation following the consummation of the Acquisition. This section also presents a series of tables containing specific information about the compensation awarded to, earned by or paid to the JBGL NEOs.

For the year ended December 31, 2013, JBGL’s NEOs were:

Named Executive Officers	Title
James R. Brickman	Chief Executive Officer
John Jason Corley	Chief Operating Officer of JBGL Builder Finance LLC
Jed Dolson	Head of Land Acquisition and Development

Mr. Brickman is a JBGL NEO based on his position as JBGL’s Chief Executive Officer and Messrs. Corley and Dolson are JBGL NEOs by reason of being JBGL’s two most highly compensated executive officers other than its Chief Executive Officer who were serving as executive officers as of December 31, 2013.

Effective June 6, 2014, Jason R. Hibbs was appointed as JBGL’s Chief Financial Officer.

Executive Summary

JBGL believes that its success in achieving strategic objectives will depend in large part on its ability to attract and retain exceptional executive talent and to align the interests of all executives with investor success. JBGL has established an approach to executive remuneration that it believes will help achieve these objectives.

In determining aggregate compensation levels for JBGL NEOs, JBGL uses the following approach:

•	providing cash compensation opportunities to executive officers that, in the aggregate, reflect general industry practice;
•	rewarding superior overall JBGL and individual performance using discretionary cash bonuses when appropriate; and
•	allowing individual pay levels to vary considerably with individual executive responsibilities, capabilities and performance.

In connection with the consummation of the Acquisition, each of JBGL’s NEOs will enter into an employment agreement with the Company, as further described below. Each JBGL NEO’s employment agreement will set forth the primary components of his compensation going forward.

JBGL Executive Compensation Philosophy and Objectives

The intent of JBGL’s executive compensation philosophy is to ensure that the total compensation paid to its executive officers, including JBGL’s NEOs, is fair, reasonable and competitive.

The philosophy behind JBGL’s executive compensation program has been to:

•	Support an environment that rewards performance and value creation for JBGL’s investors; and
•	Integrate its incentive compensation program with JBGL’s short-and long-term success.

Compensation for JBGL’s NEOs has been designed to provide rewards commensurate with each JBGL NEO’s contribution. JBGL’s executive compensation strategy has been designed to:

•	Attract and retain highly qualified executives;
•	Provide executives with compensation that is competitive within the industry in which it operates;
•	Establish compensation packages that take into consideration the executive’s role, qualifications, experience, responsibilities, leadership potential, individual goals and performance; and
•	Align executive compensation to support JBGL’s objectives.

Role of Executive Officers in Compensation Decisions

Historically, as a private company, JBGL’s executive compensation program has been administered by its Chief Executive Officer, who also serves as JBGL’s sole manager. Following the consummation of the Acquisition, the Compensation Committee will be responsible for reviewing and approving executive salaries, incentive arrangements, and goals and objectives relevant to the performance of JBGL’s NEOs. Furthermore, the Compensation Committee will also be responsible for overseeing all other aspects of executive compensation including executive benefits and perquisites, post-employment benefits and employment agreements. In addition, no less than annually, the Compensation Committee will appraise the performance of JBGL’s NEOs in light of these goals and objectives and set compensation levels based on this evaluation.

It is anticipated that the Chief Executive Officer will provide recommendations to the Compensation Committee regarding the compensation for the Company’s named executive officers other than the Chief Executive Officer. However, the Compensation Committee will have final approval over all compensation decisions for all named executive officers. The Chief Executive Officer will not be permitted to attend any meetings of the Compensation Committee at which the Chief Executive Officer’s performance or compensation is discussed, unless specifically invited by the Compensation Committee.

Use of Consultants

To date, JBGL has not retained or otherwise used the services of a compensation consultant. After completion of the Acquisition, the Compensation Committee may engage a compensation consultant as it deems appropriate and necessary.

Elements of JBGL’s Executive Compensation Program

The primary elements of JBGL’s executive compensation program, which covers JBGL’s NEOs, for the year ended December 31, 2013 were:

•	advisory fees for Mr. Brickman;
•	base salaries for Messrs. Corley and Dolson;
•	discretionary cash bonuses;
•	equity-based compensation in the form of profits interests for Messrs. Corley and Dolson; and
•	limited perquisites and other personal benefits.

Further specifics with regard to each element of compensation are discussed in the sections below.

Advisory Fees

Mr. Brickman, JBGL’s Chief Executive Officer, was compensated under two advisory agreements during 2013, one pertaining to JBGL Capital, LP and another pertaining to JBGL Builder Finance LLC. Other than the compensation provided to Mr. Brickman under these agreements, Mr. Brickman did not receive any other compensation from JBGL in 2013. In connection with the consummation of the Acquisition, these advisory agreements will be terminated and Mr. Brickman will be compensated pursuant to the terms of his employment agreement, as further described below.

Base Salary

During 2013, JBGL paid certain JBGL NEOs a base salary as fixed compensation for their time, efforts and commitments throughout the year. Base salary ranges for JBGL NEOs were determined for each executive based on position and scope of responsibility. Salary levels were typically reviewed annually as part of JBGL’s performance review process as well as upon a promotion or other change in job responsibility. JBGL considered, among other performance standards, the JBGL NEO’s contributions in assisting JBGL in meeting its financial targets, improving operational efficiencies, creating and executing a clear strategy and leading and overseeing significant company driven projects.

The base salary for each of JBGL’s NEOs for 2013 are shown in the table below:

Named Executive Officer	2013 Base Salary ($)
James R. Brickman	0
John Jason Corley	200,000
Jed Dolson	240,000

Mr. Corley’s base salary increased from $133,000 to $200,000 in 2013 in connection with his promotion from Director of Operations to Chief Operating Officer of JBGL Builder Finance LLC.

As discussed above, Mr. Brickman was solely compensated under his advisory agreements during 2013 and therefore did not receive a base salary from JBGL. In connection with the consummation of the Acquisition, the initial base salary for each of JBGL’s NEOs will be set forth in an employment agreement with the Company, as further described below.

Discretionary Cash Bonus

JBGL’s executives, including JBGL NEOs other than its Chief Executive Officer, are eligible to receive discretionary cash bonuses on a case by case basis in order to reward exceptional performance. The discretionary cash bonus gives JBGL the flexibility to take into consideration the different quantitative and qualitative measures over the fiscal year in determining the eligible executive’s bonus. In determining discretionary bonus amounts, JBGL may consider a combination of factors, including overall JBGL and individual performance. The annual discretionary bonus is payable at the sole discretion of the Chief Executive Officer.

JBGL’s Chief Executive Officer did not approve any discretionary cash bonuses for its eligible JBGL NEOs for 2013.

Equity-Based Compensation

Profits Interests

Pursuant to the Second Amended and Restated Limited Liability Company Agreement of JBGL Builder Finance LLC (the “LLC Agreement”) and related accession agreements, in 2013 Messrs. Corley and Dolson each received equity-based compensation in the form of Class B membership interests of JBGL Builder Finance LLC, which are intended to be profits interests (“Profits Interests”). The Profits Interests represent the right of the holder to share in distributions from JBGL Builder Finance LLC after investors therein have received certain returns on their investment.

The Profits Interests granted to Mr. Corley vest in five substantially equal installments on December 31, 2013 and each of the next four anniversaries thereof, subject to his continued employment with JBGL. Twenty percent of the Profits Interests granted to Mr. Corley is currently vested. The Profits Interests granted to Mr. Dolson vest in five substantially equal installments on December 31, 2014 and each of the next four anniversaries thereof, subject to his continued employment with JBGL. No portion of the Profits Interests granted to Mr. Dolson is currently vested.

The Profits Interests are described further below following “— Grants of Plan-Based Awards.”

In connection with the consummation of the Acquisition, the Profits Interests will be canceled and Messrs. Corley and Dolson will have no further rights in respect thereof.

In addition, in connection with the consummation of the Acquisition, the Company intends to adopt the Green Brick Partners, Inc. 2014 Omnibus Equity Incentive Plan (the “2014 Equity Plan”), pursuant to which employees of the Company, including current JBGL NEOs, will be eligible to receive equity-based compensation awards.

Green Brick Partners, Inc. 2014 Omnibus Equity Incentive Plan (the “2014 Equity Plan”)

Purpose.  The Company intends to adopt the 2014 Equity Plan, effective as of the consummation of the Acquisition. The purpose of the 2014 Equity Plan is to provide a means for the Company and its affiliates to attract and retain key personnel and to provide a means whereby current and prospective directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in the Company, or be paid incentive compensation, which may (but need not) be measured by reference to the value of the Company’s common stock, thereby strengthening their commitment to the welfare of the Company and aligning their interests with those of the Company’s stockholders. The 2014 Equity Plan will terminate automatically on the tenth anniversary of the date it becomes effective. No awards will be granted under the 2014 Equity Plan after that date, but awards granted prior to that date may extend beyond that date.

Awards.  Under the 2014 Equity Plan, awards of stock options, including both incentive stock options and nonqualified stock options, stock appreciation rights, restricted stock and restricted stock units, other stock-based awards and performance compensation awards may be granted. The maximum number of shares of the Company’s common stock that will be authorized and reserved for issuance under the 2014 Equity Plan will be equal to 7.5% of the total shares of common stock of the Company immediately after the Acquisition and the related transactions described herein, subject to adjustment for certain corporate events or changes in the Company’s capital structure.

Eligibility.  In general, the Company’s employees, consultants and directors and those of the Company’s affiliates, as well as those reasonably expected to become the Company’s employees, consultants and directors, or those of the Company’s affiliates, are eligible for awards under the 2014 Equity Plan, provided that incentive stock options may be granted only to employees. After the consummation of the Acquisition and the effectiveness of the 2014 Equity Plan, it is anticipated that the Company will have four executive officers, six non-employee directors and approximately 130 other employees (including employees of JBGL’s builders) who would be eligible to receive awards under the 2014 Equity Plan. A written agreement between the Company and each participant will evidence the terms of each award granted under the 2014 Equity Plan.

Shares Subject to the 2014 Equity Plan.  The shares that may be issued pursuant to awards are shares of the Company’s common stock and the maximum aggregate amount of common stock which may be issued upon exercise of all awards under the 2014 Equity Plan, including incentive stock options, may not exceed 7.5% of the total shares of common stock of the Company immediately after the Acquisition and the related transactions described herein, subject to adjustment to reflect certain corporate transactions or changes in the Company’s capital structure. If any award under the 2014 Equity Plan expires or otherwise terminates, in whole or in part, without having been exercised in full, the common stock withheld from issuance under that award will become available for future issuance under the plan. If shares issued under the 2014 Equity Plan are reacquired by the Company pursuant to the terms of any forfeiture provision, those shares will become available for future awards under the plan. Awards that can only be settled in cash will not be treated as shares of common stock granted for purposes of the 2014 Equity Plan. The maximum amount that can be paid to any single participant in any one calendar year pursuant to a cash bonus award under the 2014 Equity Plan is $2,000,000.

Administration.  The Compensation Committee will administer the 2014 Equity Plan following the consummation of the Acquisition. Among other responsibilities, the Compensation Committee will select participants from among the eligible individuals, determine the number of shares of common stock that will be subject to each award and determine the terms and conditions of each award, including exercise price, methods of payment and vesting schedules. In general, the Company’s board of directors may amend, alter, suspend, discontinue, or terminate the 2014 Equity Plan or any portion thereof at any time.

Adjustments in Capitalization.  In general, in the event of (i) any dividend or other distribution (whether in the form of cash, stock or other securities or property), stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges or other similar corporate transaction or event (including, without limitation, a “change in control” (as defined in the 2014 Equity Plan)) that affects the common stock of the Company, or (ii) certain unusual or nonrecurring events (including, without limitation, a change in control), appropriate equitable adjustments or substitutions (as determined by the Compensation Committee) will be made to the various limits under, and the terms of, the 2014 Equity Plan and the awards granted thereunder, including the maximum number of shares of common stock reserved under the 2014 Equity Plan, the price or kind of other securities or other consideration subject to awards or any applicable performance measures (e.g., performance criteria), to the extent necessary to preserve the economic intent of the award. In addition, the Compensation Committee may cancel outstanding awards and cause participants to receive, in cash, stock, other securities or property, or a combination thereof, the value of the awards.

Change in Control.  In the event of a “change in control,” the Compensation Committee may generally provide for one or more of the following: (i) that all options and stock appreciation rights subject to an award will become fully vested and immediately exercisable, (ii) that any restricted period imposed upon restricted awards will expire immediately, and (iii) that participants will receive partial or full payment for outstanding performance awards.

Nontransferability.  In general, each award granted under the 2014 Equity Plan may be exercisable only by a participant during the participant’s lifetime or, if permissible under applicable law, by the participant’s legal guardian or representative. Except in very limited circumstances, no award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us. However, the designation of a beneficiary will not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

No Rights as a Stockholder.  In general, except as otherwise provided in the 2014 Equity Plan or any award agreement thereunder, no person who receives an award under the plan will be entitled to the privileges of a shareholder until the shares covered by such award have been issued or delivered to that person.

Limited Perquisites and Other Personal Benefits

JBGL’s NEOs participate in the same benefit programs as the rest of its general employee population. These benefits include health insurance coverage, short-and long-term disability insurance, and life insurance, among others. In addition, JBGL’s senior executives, including JBGL’s NEOs, are eligible for certain perquisites, which do not constitute a significant portion of their total compensation package. In 2013, these additional perquisites included a $700 monthly car allowance and cell phone allowance for Mr. Dolson.

Employment Agreements

In connection with the consummation of the Acquisition, the Company will enter into an employment agreement with each of JBGL’s NEOs, as described below. Effective June 6, 2014, Jason R. Hibbs was appointed as JBGL’s Chief Financial Officer and the Company will also enter into an employment agreement with him in connection with the consummation of the Acquisition, as described below.

James R. Brickman

James R. Brickman will enter into an employment agreement with the Company (the “Brickman Employment Agreement”), pursuant to which Mr. Brickman will serve as the Chief Executive Officer of the Company and as a member of the Board. The initial term of the Brickman Employment Agreement will be five years. Mr. Brickman’s annual base salary will be $1.4 million. He will be eligible to receive an annual bonus with a target award equal to 100% of his base salary contingent upon the achievement of performance goals, such as EBITDA targets, approved by the Board. In addition, Mr. Brickman will be entitled to receive a one-time award of 500,000 stock options, which award will vest in five substantially equal installments on each of the first five anniversaries of the date of grant. The specific terms and conditions relating to Mr. Brickman’s stock options will be set forth in an award agreement between the Company and Mr. Brickman. In the event that Mr. Brickman’s employment is terminated by the Company without Cause (as will be defined in the Brickman Employment Agreement) or Mr. Brickman’s resignation for Good Reason (as will be defined in the Brickman Employment Agreement), subject to Mr. Brickman’s execution of a release of claims in a form reasonably determined by the Company, the Company will provide Mr. Brickman with severance in an amount equal to two times (x) his base salary plus (y) his target bonus. Mr. Brickman will not be entitled to severance upon the expiration of the term of employment. The Company may require repayment of any bonus and equity-based compensation paid by the Company in a prior Company fiscal year if the Company is required to restate financial results with respect to such fiscal year due to material non-compliance with applicable financial reporting requirements. Brickman will be subject to a (i) 12-month post-termination non-competition covenant relating to competitors of the Company, (ii) 12-month post-termination non-solicitation covenant in respect of employees, consultants, vendors, customers and similar business relationships of the Company and (iii) perpetual confidentiality and non-disparagement covenants.

Jason R. Hibbs

Jason R. Hibbs will enter into an employment agreement with the Company (the “Hibbs Employment Agreement”), pursuant to which Mr. Hibbs will serve as the Chief Financial Officer of the Company. The initial term of the Hibbs Employment Agreement will be one year. Mr. Hibbs’ annual base salary will be $205,000. He will be eligible to receive an annual bonus with a target award equal to 50% of his base salary contingent upon the achievement of performance goals, such as EBITDA targets, approved by the Board. In the event that Mr. Hibbs’ employment is terminated by the Company without Cause (as will be defined in the Hibbs Employment Agreement) or Mr. Hibbs’ resignation for Good Reason (as will be defined in the Hibbs Employment Agreement), subject to Mr. Hibbs’ execution of a release of claims in a form reasonably determined by the Company, the Company will provide Mr. Hibbs with severance in an amount equal to his base salary. Mr. Hibbs will not be entitled to severance upon the expiration of the term of employment. The Company may require repayment of any bonus and equity-based compensation paid by the Company in a prior Company fiscal year if the Company is required to restate financial results with respect to such fiscal year due to material non-compliance with applicable financial reporting requirements. Mr. Hibbs will be subject to a (i) 12-month post-termination non-competition covenant relating to competitors of the Company, (ii) 12-month post-termination non-solicitation covenant in respect of employees, consultants, vendors, customers and similar business relationships of the Company and (iii) perpetual confidentiality and non-disparagement covenants.

John Jason Corley

John Jason Corley will enter into an employment agreement with the Company (the “Corley Employment Agreement”), pursuant to which Mr. Corley will serve as the Chief Operating Officer of the Company. The initial term of the Corley Employment Agreement will be three years. Mr. Corley’s annual base salary will be $300,000. He will be eligible to receive an annual bonus with a target award equal to 100% of his base salary contingent upon the achievement of performance goals, such as EBITDA targets, approved by the Board. Under the Corley Employment Agreement, in exchange for the cancelation of his Profits Interests, Mr. Corley will be entitled to receive a one-time award of $1,250,000, payable in a combination of cash and shares of the Company’s common stock, which award will vest in four substantially equal installments on the date the Acquisition is consummated and on each of the next three anniversaries thereof, subject to Mr. Corley’s continued employment with the Company. In the event that Mr. Corley’s employment is terminated by the Company without Cause (as will be defined in the Corley Employment Agreement) or

Mr. Corley’s resignation for Good Reason (as will be defined in the Corley Employment Agreement), subject to Mr. Corley’s execution of a release of claims in a form reasonably determined by the Company, the Company will provide Mr. Corley with severance in an amount equal to one and one half times the sum of (x) his base salary and (y) his annual bonus for the year preceding the year of termination. Mr. Corley will not be entitled to severance upon the expiration of the term of employment. The Company may require repayment of any bonus and equity-based compensation paid by the Company in a prior Company fiscal year if the Company is required to restate financial results with respect to such fiscal year due to material non-compliance with applicable financial reporting requirements. Mr. Corley will be subject to a (i) 12-month post-termination non-competition covenant relating to competitors of the Company, (ii) 12-month post-termination non-solicitation covenant in respect of employees, consultants, vendors, customers and similar business relationships of the Company and (iii) perpetual confidentiality and non-disparagement covenants.

Jed Dolson

Jed Dolson will enter into an employment agreement with the Company (the “Dolson Employment Agreement”), pursuant to which Mr. Dolson will serve as the Head of Land Acquisition and Development. The initial term of the Dolson Employment Agreement will be three years. Mr. Dolson’s annual base salary will be $300,000. He will be eligible to receive an annual bonus with a target award equal to 100% of his base salary contingent upon the achievement of performance goals, such as EBITDA targets, approved by the Board. Under the Dolson Employment Agreement, in exchange for the cancelation of his Profits Interests, Mr. Dolson will be entitled to receive a one-time award of $1,250,000, payable in a combination of cash and shares of the Company’s common stock, which award will vest in four substantially equal installments on the date the Acquisition is consummated and on each of the next three anniversaries thereof, subject to Mr. Dolson’s continued employment with the Company. Mr. Dolson will also be eligible to receive a car, cell phone and toll road allowance. In the event that Mr. Dolson’s employment is terminated by the Company without Cause (as will be defined in the Dolson Employment Agreement) or Mr. Dolson’s resignation for Good Reason (as will be defined in the Dolson Employment Agreement), subject to Mr. Dolson’s execution of a release of claims in a form reasonably determined by the Company, the Company will provide Mr. Dolson with severance in an amount equal to one and one half times the sum of (x) his base salary and (y) his annual bonus for the year preceding the year of termination. Mr. Dolson will not be entitled to severance upon the expiration of the term of employment. The Company may require repayment of any bonus and equity-based compensation paid by the Company in a prior Company fiscal year if the Company is required to restate financial results with respect to such fiscal year due to material non-compliance with applicable financial reporting requirements. Mr. Dolson will be subject to a (i) 12-month post-termination non-competition covenant relating to competitors of the Company, (ii) 12-month post-termination non-solicitation covenant in respect of employees, consultants, vendors, customers and similar business relationships of the Company and (iii) perpetual confidentiality and non-disparagement covenants.

Tax Deductibility of Executive Compensation

Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (“Section 162(m)”), limits the deduction for a publicly held corporation for otherwise deductible compensation to any “covered employee” to $1,000,000 per year. This limit does not apply to “performance-based compensation” within the meaning of Section 162(m). As of December 31, 2013, JBGL was not a publicly held corporation; therefore Section 162(m) was not applicable to JBGL. In general, it is intended that compensation payable to JBGL’s NEOs will be structured to comply with Section 162(m) following the consummation of the Acquisition.

Summary Compensation Table

The following table summarizes the total compensation of each of JBGL’s NEOs for services rendered during 2013.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock awards ($)(3)	Option awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)(4)	Total ($)
James R. Brickman, Chief Executive Officer	2013	—	—	—	—	—	1,318,736	1,318,736
John Jason Corley, Chief Operating Officer of JBGL Builder Finance LLC	2013	194,014	300,000	0	—	—	—	494,014
Jed Dolson, Head of Land Acquisition and Development	2013	120,000	—	0	—	—	491,700	611,700

(1)	Mr. Dolson’s base salary was pro-rated for 2013 based on his start date of July 1, 2013.
(2)	Reflects a one-time payment made to Mr. Corley in lieu of any distributions due to him in respect of his Profits Interests.
(3)	The amounts in this column represent the aggregate grant date fair value of the Profits Interests issued to Messrs. Corley and Dolson in accordance with FASB ASC Topic 718.
(4)	Reflects amounts Mr. Brickman received under his advisory agreements for 2013. The amount shown for Mr. Dolson includes $487,500 in consulting fees paid to him in 2013 prior to his becoming an employee of JBGL and $4,200 for his car and cell phone allowance.

Grants of Plan-Based Awards

The following table sets forth certain information for plan-based awards granted to each of JBGL’s NEOs for the fiscal year ended December 31, 2013.

Named Executive Officers	Grant date	All other stock awards: number of shares of stock or units (#)(1)	Grant date fair value of stock and option awards ($)(2)
James R. Brickman	—	—	—
John Jason Corley	8/8/2013	See note.	0
Jed Dolson	8/8/2013	See note.	0

(1)	The Profits Interests granted to Messrs. Corley and Dolson are not denominated in shares or units, as further described below.
(2)	The amounts in this column represent the aggregate grant date fair value of the Profits Interests issued to Messrs. Corley and Dolson in accordance with FASB ASC Topic 718.

Narrative Accompanying Summary Compensation Table and Grants of Plan-Based Awards Table

Profits Interests

On August 8, 2013, certain of JBGL’s NEOs were issued Profits Interests. The Profits Interests represent the right of the holders to share in distributions from JBGL Builder Finance LLC after certain preferred distributions have been made. The Profits Interests granted to Messrs. Corley and Dolson are not denominated in shares or units. Each of Mr. Corley and Mr. Dolson received Profits Interests, which entitle them to receive 2.5% and 1.5%, respectively, of distributions from JBGL Builder Finance LLC after certain preferred distributions have been made and subject to vesting terms and conditions. The Profits Interests granted to Mr. Corley vest in five substantially equal installments on December 31, 2013 and each of the next four anniversaries thereof, subject to his continued employment with JBGL. Twenty percent of the Profits Interests granted to Mr. Corley is currently vested. The Profits Interests granted to Mr. Dolson vest in five substantially equal installments on December 31, 2014 and each of the next four anniversaries thereof, subject to his continued employment with JBGL. No portion of the Profits Interests granted to Mr. Dolson is currently vested.

In connection with the consummation of the Acquisition, the Profits Interests will be canceled and Messrs. Corley and Dolson will have no further rights in respect thereof. In exchange for the cancelation of their Profits Interests, each of Mr. Corley and Mr. Dolson will be entitled to receive a one-time award of $1,250,000, payable in a combination of cash and shares of the Company’s common stock, which award will vest in four substantially equal installments on the date the Acquisition is consummated and on each of the next three anniversaries thereof, subject to the continued employment with the Company of the applicable JBGL NEO.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth the outstanding equity awards for JBGL’s NEOs as of December 31, 2013.

Named Executive Officers	Stock Awards Number of Shares or Units of Stock that Have Not Vested (#)(1)	Market Value of Shares or Units of Stock that Have Not Vested ($)(2)
James R. Brickman	—	—
John Jason Corley	See note.	0
Jed Dolson	See note.	0

(1)	The Profits Interests granted to Messrs. Corley and Dolson are not denominated in shares or units, as further described above.
(2)	The market value of the Profits Interests was $0.00 as of December 31, 2013.

Option Exercises and Stock Vested

Stock options exercised by JBGL’s NEOs and stock awards vested for the fiscal year ended December 31, 2013 are as follows:

Named Executive Officers	Stock Awards Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
James R. Brickman	—	—
John Jason Corley	See note.	0
Jed Dolson	—	—

(1)	The Profits Interests granted to Mr. Corley are not denominated in shares or units, as further described above.
(2)	The market value of the Profits Interests was $0.00 as of December 31, 2013.

Pension Benefits and Nonqualified Deferred Compensation

JBGL does not provide defined benefit pension benefits or non-qualified deferred compensation.

Potential Payments Upon Termination of Employment or Change in Control

Historically, JBGL has not provided JBGL’s NEOs with severance or change in control protection. Following the consummation of the Acquisition, JBGL’s NEOs will be eligible for severance as set forth in their employment agreements, as further described above.

Director Compensation in Fiscal Year 2013

JBGL did not pay any director compensation for 2013.

Equity Compensation Plan Information

The following table summarizes information about the Company’s equity compensation plans, which consist of stock options granted under our 2007 Equity Plan, as of December 31, 2013:

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans approved by security holders	65,481	$58.94	114,553
Equity Compensation Plans not approved by security holders	—	N/A	—
Total	65,481	$58.94	114,553

The Company plans to terminate the 2007 Equity Plan and settle all equity awards outstanding thereunder immediately prior to consummation of the Acquisition. The only equity awards currently outstanding under the 2007 Equity Plan are stock options. The per share exercise price of each such stock option exceeds the price of a share of common stock and, therefore, all such stock options will be terminated and canceled without any consideration immediately prior to consummation of the Acquisition.

The Transactions

The following descriptions summarize the material terms of the Transaction Agreement, the Voting Agreement, the Commitment Letter and the Charter Amendment. Copies of each of the Transaction Agreement, the Voting Agreement, the Commitment Letter and the form of Charter Amendment are attached as exhibits to the registration statement of which this prospectus is a part.

The Transaction Agreement

On June 10, 2014, we entered into the Transaction Agreement with certain affiliates of Greenlight Capital, Inc. and the Brickman Parties. Pursuant to the terms and subject to the conditions of the Transaction Agreement, the Company will acquire JBGL for $275 million (the “Purchase Price”). As consideration for the Acquisition, the Company will issue a number of shares of common stock to each of Greenlight and the Brickman Parties (the “Equity Issuance”) such that immediately after the closing of the Acquisition (the “Closing”), after giving effect to the rights offering, the Backstop Commitments, the Additional Equity Investment and the LLC Unit Exchange, (1) Greenlight will own 49.9% of the outstanding common stock and (2) the Brickman Parties will own 8.4% of the outstanding common stock. The per share value of the common stock issued in the Equity Issuance will be the weighted average price per share of common stock as quoted on The Nasdaq Capital Market for the five trading days before Closing. The remainder of the Purchase Price will be paid in cash.

To fund a portion of the cash consideration, the Company is conducting the rights offering to raise gross proceeds (together with the proceeds of the Backstop Commitments and the Additional Equity Investment) of $70 million. The Equity Issuance, the rights offering, the Backstop Commitments and the Additional Equity Investment have been exempted by the board of directors under the Company’s Section 382 rights agreement, which is described herein. The remaining portion of the cash consideration will be funded through up to $150 million of debt financing to be provided by Greenlight.

The Transaction Agreement contains customary representations and warranties from both the Company and JBGL, and also contains customary covenants. The Company has agreed to use its reasonable best efforts to maintain the listing of its common stock on the Nasdaq Stock Market. Greenlight (pursuant to the Voting Agreement) has agreed to exchange all of its LLC Units for shares of common stock at Closing and the Company has caused all other holders’, including Company management’s, LLC Units to be exchanged for common stock. The parties to the Transaction Agreement (and Greenlight pursuant to the Voting Agreement) have agreed not to take any action prior to Closing that would impair the Company’s NOLs.

In addition, the Company has agreed to take all action necessary, including causing its current directors to resign, in order for David Einhorn to become chairman of the board of directors of the Company and James R. Brickman (and certain other individuals to be selected by Sellers) to be elected or appointed to the board effective as of Closing. Further, effective as of Closing, Mr. Brickman will become Chief Executive Officer of the Company pursuant to an employment agreement to be entered into by Mr. Brickman and the Company (the term sheet for which is attached as an exhibit to the registration statement of which this prospectus is a part). This employment agreement will have an initial term of five years and will provide Mr. Brickman with an annual base salary of $1.4 million, an annual bonus based on the attainment of performance goals determined by the board and an initial equity grant of 500,000 options. The exercise price for the options will equal the fair market value of the common stock immediately after the consummation of the Acquisition and the options will vest over five years.

The Transaction Agreement restricts the Company’s ability to solicit third party offers for the Company to purchase more than 50% of the equity interests in another entity or provide information to or engage in discussions or negotiations with third parties that have made or that might make such an offer. The Transaction Agreement allows the Company, under certain circumstances and in compliance with certain obligations, to provide information and participate in discussions and negotiations with respect to unsolicited offers.

The Transaction Agreement contains certain termination rights and provides that, upon termination of the Transaction Agreement under specified circumstances, including a change in the recommendation of the board prior to the stockholders’ meeting to adopt the Transaction Agreement, the Company will pay Sellers a cash termination fee of $3 million. In addition, if either party terminates the Transaction Agreement as a result of the Transaction Agreement not being approved by the Company’s stockholders, then the Company must pay Sellers’, JBGL’s and their respective affiliates’ expenses in connection with the contemplated transactions in an amount not exceeding $2 million.

The completion of the Acquisition is subject to certain customary conditions, including, among other things, (1) the adoption of the Transaction Agreement and the approval of the related transactions by the Company’s stockholders (including an affirmative vote of holders of a majority of the outstanding shares of common stock and any class B common stock present and voting at the stockholders’ meeting, as well as an affirmative vote of holders of a majority of the outstanding shares of common stock and any class B common stock excluding the shares of common stock and any class B common stock held by Greenlight) and the approval of the Charter Amendment Conditions by holders of a majority of the outstanding shares of common stock and any class B common stock, (2) the consummation of the rights offering such that the Company receives gross proceeds (together with the proceeds of the Additional Equity Investment and the Backstop Commitments) of at least $70 million, (3) subject to specified standards, the accuracy of the representations and warranties of the other party, (4) the absence of any material adverse effect on the other party and (5) the performance in all material respects by the other party of its obligations under the Transaction Agreement. In addition, conditions to Sellers’ obligations to consummate the Acquisition include (1) the cancellation of all options outstanding under the Company’s stock option plan with no payment, (2) the completion of the LLC Unit Exchange, (3) the availability of at least $3 million of net cash in the Company, (4) the availability of the Company’s NOLs without impairment and (5) the continued authorization for listing of the common stock on the Nasdaq Stock Market.

Voting Agreement

Pursuant to the Voting Agreement, Greenlight has agreed that, until the termination of the Voting Agreement in accordance with its terms, at any meeting of the Company’s stockholders and at every adjournment or postponement thereof, Greenlight, which as of the date of the Voting Agreement represented approximately 35.4% of the total voting power of the Company, will appear at such meeting or otherwise cause such shares to be counted as present for the purposes of establishing a quorum and vote or cause to be voted:

•	in favor of the approval of the Transaction Agreement, the related transactions described herein and the various elements thereof and any other action required in furtherance thereof or necessary for the consummation of such transactions;
•	in favor of any proposal or recommendation by the board of directors of the Company or the Special Committee to adjourn or postpone the meeting for any reason, including to solicit additional votes;
•	against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation of the Company contained in the Transaction Agreement; and
•	against any action or agreement that would be reasonably likely to impede, interfere with, materially delay, frustrate the purposes of or prevent the transactions described herein.

Greenlight also appointed the Company as its proxy and attorney-in-fact to vote or cause to be voted the applicable shares of common stock and class B common stock in accordance with the above.

Greenlight has also agreed that, until the termination of the Voting Agreement in accordance with its terms, other than transfers of stock it beneficially owns to an affiliate who agrees to be bound by the terms of the Voting Agreement, Greenlight and its controlled affiliates will not, directly or indirectly:

•	offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of (including by merger or otherwise by operation of law), or enter into a loan of, any or all of the common stock it beneficially owns or any interest therein;

•	grant any proxy or power of attorney with respect to any of the common Stock or class B common stock it beneficially owns, or deposit any such stock it beneficially owns into a voting trust or enter into a voting agreement or arrangement with respect to any such stock except as provided in the Voting Agreement or any proxy or power of attorney granted in favor of its investment manager on terms not inconsistent with the terms of the Voting Agreement; or
•	take any other action that would prevent or materially impair Greenlight from performing any of its obligations under the Voting Agreement or that would make any representation or warranty of Greenlight under the Voting Agreement untrue or have the effect of preventing or materially impairing the performance by Greenlight of any of its obligations under the Voting Agreement.

Pursuant to the Voting Agreement, Greenlight has also agreed that it will exchange all of its LLC Units for shares of common stock at Closing.

Commitment Letter

On June 10, 2014, the Company executed the Commitment Letter with certain affiliates of Greenlight Capital, Inc., pursuant to which Greenlight and its affiliates have, subject to certain conditions, committed to provide the Company with a five-year term loan facility in an aggregate principal amount of up to $150 million to fund, in part, the Acquisition and working capital for the Company.

Interest and Repayments

Amounts drawn under the facility will bear interest at 9.0% per annum from the Closing through the first anniversary thereof and 10.0% per annum thereafter, and the Company will have a one-time option to elect to pay up to one year’s interest in kind. The facility will have no amortization but is subject to early repayment with 100% of the net cash proceeds received from the incurrence of any debt by the Company or the issuance of any equity securities. Voluntary prepayments of the facility will be permitted at any time. All prepayments made prior to the second anniversary of the Closing Date will be subject to a 1.0% prepayment premium.

Collateral

The facility will be secured by (i) a first priority lien on substantially all of the Company’s assets and substantially all of the assets, subject to certain exceptions, of each of the Company’s subsidiaries and (ii) a second priority lien on the assets of any guarantor that are subject to existing valid and perfected liens to the extent such second priority lien is permitted by the documents governing such existing indebtedness or liens or otherwise consented to by the requisite holder(s) thereof.

Covenants

The facility will be subject to customary affirmative covenants including: maintenance of corporate existence and rights; performance and payment of obligations; delivery of consolidated financial statements and an annual budget; delivery of notices of default, material litigation, ERISA events and material adverse change; maintenance of properties in good working order; maintenance of books and records; maintenance of customary insurance; compliance with laws; inspection of books and properties; environmental; additional guarantors and collateral; further assurances in respect of collateral matters; use of proceeds; and payment of taxes.

The facility will also be subject to customary negative covenants including: limits on dispositions of assets outside the ordinary course of business and changes of business and ownership; limits on mergers and acquisitions; limits on dividends and stock repurchases and optional redemptions (and optional prepayments) of subordinated debt; limits on incurring indebtedness (including guarantees and other contingent obligations) and issuing preferred stock; limits on liens and further negative pledges; limits on transactions with affiliates; limits on changes in the business of the Company and its subsidiaries; limits on restrictions of subsidiaries to pay dividends or make distributions; and limits on amendments to subordinated debt.

During the term of the facility, the Company will be required to maintain a minimum consolidated fixed charge coverage ratio at levels to be agreed.

Events of Default

Subject to customary and other thresholds and grace periods to be agreed upon, the following events will be an event of default under the facility allowing the lenders to accelerate the Company’s repayment obligations and exercise other remedies under the facility: nonpayment of principal, interest or other amounts; violation of covenants; incorrectness of representations and warranties in any material respect; cross default and cross acceleration; bankruptcy and similar events; material judgments; ERISA events; actual or asserted invalidity of guarantees or security documents in each case representing a material portion of the guarantees or the collateral; and a change of control of the Company. Upon and during the continuance of any payment or bankruptcy event of default, overdue principal, interest, fees and other overdue amounts shall bear interest at the applicable interest rate plus 2.0% per annum.

Charter Amendment

In connection with the Acquisition, we intend to amend and restate our Charter to (1) change our name to Green Brick Partners, Inc., (2) simplify our capital structure by eliminating references in our Charter to class B common stock and LLC Units, (3) increase our authorized share capital of common stock and (4) add customary transfer and ownership limitations regarding preservation of the Company’s NOLs.

Name Change Amendment

Pursuant to the Transaction Agreement, we agreed to change our corporate name from BioFuel Energy Corp. to Green Brick Partners, Inc. to appropriately recognize the change in the nature of the business conducted by the Company following the consummation of the Acquisition. The change of our corporate name will not affect, in any way, the validity of currently outstanding stock certificates, nor will it be necessary for stockholders to surrender or exchange any stock certificates that they currently hold as a result of the name change. In connection with the name change, we may seek to change the trading symbol of our common stock on The Nasdaq Capital Market.

Dual Structure Amendment

We currently have two classes of common stock authorized for issuance: common stock and class B common stock. The holders of the common Stock and the holders of the class B common stock have identical voting rights, and the holders of the common stock and class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. Holders of the class B common stock do not have any right to receive dividends or receive a distribution upon dissolution, liquidation or winding up of the Company. This dual class structure was established when we issued to holders of LLC Units one share of Class B Common Stock for each LLC Unit held at the time of our initial public offering. Pursuant to the LLC’s Third Amended and Restated Limited Liability Company Agreement, holders of LLC Units (other than the Company) are entitled to exchange those membership units for an equal number of shares of common stock.

Pursuant to the terms of the Voting Agreement, Greenlight has agreed to exchange its LLC Units for shares of common stock on the date of the Closing, and the Company has caused the members of the Company’s management who hold LLC Units to exchange their LLC Units for shares of common stock. Pursuant to our Charter, if a holder of class B common stock exchanges any of its LLC Units for shares of common stock, the shares of class B common stock held by such holder and attributable to the exchanged LLC Units will automatically be transferred to the Company and retired without further action. Therefore, after the LLC Unit Exchange, all outstanding shares of class B common stock will have been transferred to the Company and retired and the Company will be the only holder of LLC Units. Additionally, the LLC has no current intention to issue any additional membership units in the future and the Company has no current intention to issue any shares of class B common stock in the future.

Because references to the class B common stock and the LLC Units in our Charter will be unnecessary and potentially confusing to investors and the capital markets following the consummation of the Acquisition and the related transactions described herein (including the LLC Unit Exchange) we intend to amend our

Charter in connection with the consummation of the Acquisition to eliminate all provisions in the Charter relating to the LLC Units and the class B common stock. The amendment will not change any substantive terms of our common stock or any powers or rights of its holders. Stockholder approval of the dual structure amendment is not a condition to the completion of the Acquisition.

Authorized Common Stock Amendment

In connection with the consummation of the Acquisition, we intend to amend our Charter to increase the number of authorized shares of common stock from 10 million to 100 million in order to allow for (1) the issuance of shares of our common stock issuable upon the exercise of rights in the rights offering (including any shares of our common stock issuable pursuant to the Backstop Agreements), (2) the issuance of shares of our common stock issuable in connection with the Equity Issuance, (3) the issuance of shares of our common stock issuable upon the exchange of LLC Units in connection with the LLC Unit Exchange, (4) the issuance of shares of our common stock issuable in connection with the Additional Equity Investment and (5) future issuances to support future capital needs and anticipated growth.

Section 382 Amendment

In connection with the consummation of the Acquisition, we intend to amend our Charter to add customary transfer and ownership limitations regarding preservation of the NOLs (the “Section 382 Amendment”). The following is a summary of the material terms of the proposed Section 382 Amendment. The full text of the proposed Section 382 Amendment is contained in Article V of the form Charter attached as an exhibit to the registration statement of which this prospectus is a part.

Prohibited Transfers; Exception

The restrictions on transfer and ownership contained in the proposed Section 382 Amendment generally will restrict any direct or indirect transfer of our common stock if the effect would be to:

•	increase the direct or indirect ownership of the common stock under Section 382 of the Code from less than 4.99% to 4.99% or more of the common stock, subject to limited exceptions; or
•	increase the percentage of common stock owned directly or indirectly by any existing stockholder that owns 4.99% or more of our common stock as of the effective time of the Section 382 Amendment (a “Significant Stockholder”), subject to limited exceptions.

Transfers restricted by the Section 382 Amendment include sales to persons or a group of persons whose resulting percentage ownership (direct or indirect) of common stock would exceed the 4.99% threshold discussed above, or to persons whose direct or indirect ownership of common stock would by attribution cause another person to exceed such threshold. For purposes of determining the existence and identity of, and the amount of common stock owned by, any stockholder, the Company will be entitled to rely on the existence or absence of filings with the SEC of Schedules 13D and 13G (or any similar filings) as of any date. The restrictions on transfer and ownership may result in the delay or refusal of certain requested transfers of common stock. As a result of these rules, the restrictions on transfer and ownership could result in prohibiting ownership (thus requiring dispositions) of common stock as a result of a change in the relationship between two or more persons or entities, or of a transfer of an interest in an entity other than us, such as an interest in an entity that, directly or indirectly, owns our common stock. The restrictions on transfer and ownership will also apply to proscribe the creation or transfer of certain “options” (which is broadly defined by Section 382 of the Code) in respect of our common stock to the extent that, in certain circumstances, creation, transfer or exercise of the option would result in a proscribed level of ownership.

The restrictions on transfer and ownership contained in the proposed Section 382 Amendment will not apply to an attempted transfer if the transferor or the transferee obtains prior written approval of the board or a duly authorized committee of the board.

Transfers pursuant to the Equity Issuance, the Greenlight Commitment Agreement and the Third Point Commitment Agreement will not be prohibited transfers under the Amended and Restated Charter, if approved by our stockholders.

Treatment of Existing Substantial Stockholders

Existing Substantial Stockholders as of the effective time of the Section 382 Amendment will not be required to sell their shares but generally will be restricted from increasing their ownership of the Company’s stock as determined under Section 382 of the Code.

Consequences of Prohibited Transfers

Upon implementation of the Section 382 Amendment, any direct or indirect transfer in violation of the restrictions would be void as of the date of the purported transfer as to the purported transferee (or, in the case of an indirect transfer, the ownership of the direct owner of common stock would terminate simultaneously with the transfer), and the purported transferee (or in the case of any indirect transfer, the direct owner) would not be recognized as a stockholder of the Company, and shall not be entitled with respect to such transferred shares of common stock to any rights of stockholders of the Company, including, without limitation, the right to vote such shares and to receive dividends or distributions. We refer to shares of common stock purportedly acquired in violation of the restrictions on transfer and ownership as “excess securities.”

In addition to the purported transfer being void as of the date of the purported transfer, upon demand, the purported transferee must transfer the excess securities to the Company’s agent along with any dividends or other distributions paid with respect to such excess securities. The agent will sell such excess securities in an arms’ length transaction (or series of transactions) that would not constitute a violation under the restrictions on transfer and ownership. The net proceeds of the sale, together with any other distributions with respect to such excess securities received by the agent, will be distributed first to reimburse the agent for its costs and expenses, second to the purported transferee in an amount, if any, up to the cost (or in the case of gift, inheritance or similar transfer, the fair market value of the excess securities on the date of the prohibited transfer, subject to certain conditions and exceptions) incurred by the purported transferee to acquire such excess securities, and the balance of the proceeds, if any, to one or more charities designated by the board. If the excess securities are sold by the purported transferee, such person will be treated as having sold the excess securities on behalf of the agent, and will be required to remit all proceeds to the agent (except to the extent the Company grants written permission to the purported transferee to retain an amount not to exceed the amount such person otherwise would have been entitled to retain had our agent sold such shares).

With respect to any indirect or other transfer of common stock that does not involve a transfer of the Company’s “securities” within the meaning of the Delaware General Corporation Law (“DGCL”) but which would cause any Significant Stockholder to violate the restrictions on transfer and ownership (such as, for example, the acquisition of an equity interest in an entity that owns shares of the Company’s stock), the following procedure (the “Alternate Procedure”) will apply instead of the procedures described above. In such a case, no such Significant Stockholder will be required to dispose of any interest that is not a security issued by us. Instead, such Significant Stockholder and/or any person whose ownership of our securities is attributed to such Significant Stockholder will be deemed to have disposed of (and will be required to dispose of) sufficient securities, simultaneously with the transfer, to cause such Significant Stockholder not to be in violation of the restrictions on transfer and ownership, and such securities will be treated as excess securities to be disposed of through the agent under the provisions summarized above, with the maximum amount payable to such Significant Stockholder or such other person that was the direct holder of such excess securities from the proceeds of sale by the agent being the fair market value of such excess securities at the time of the prohibited transfer.

If a purported transferee fails to surrender the excess securities of the proceeds of a sale of excess securities to the agent within thirty days from the date on which the Company makes a written demand, then the Company may take any action it deems necessary to enforce the provisions of the Section 382 Amendment, including the institution of legal proceedings to compel the surrender, and the board may authorize such additional actions as its deems advisable to give effect to the provisions of the Section 382 Amendment.

Authority of the Board

The board will have the power to determine and interpret, in its sole discretion, all matters necessary for assessing compliance with the provisions of the Section 382 Amendment. These matters include (1) the identification of Significant Stockholders, (2) whether a transfer is a prohibited transfer, (3) whether to exempt a transfer, (4) the percentage stock ownership interest in the Company of any person for the purposes of Section 382 of the Code, (5) whether an instrument constitutes a security of the Company, (6) the amount or fair market value due to a purported transferee pursuant to the Alternate Procedure described above and (7) any other matters which the board determines to be relevant. The determination of the board on such matters will be conclusive and binding for all purposes of the Section 382 Amendment.

Implementation; Expiration of the Section 382 Amendment

If the Section 382 Amendment is approved by our stockholders and the board has not determined that the Section 382 Amendment is no longer in the best interests of the company or its stockholders, the Amended and Restated Charter incorporating the proposed Section 382 Amendment (together with the other proposed amendments described herein) will be filed with the Secretary of State of the State of Delaware prior to the Closing. Upon the filing and effectiveness of the Amended and Restated Charter, the Section 382 Amendment will become effective.

The restrictions on transfer and ownership imposed by the Section 382 Amendment will expire on the earlier of (i) the close of business on the effective date of the repeal of Section 382 of the Code or any successor statute if the board determines that the Section 382 Amendment is no longer necessary or desirable for the preservation of NOLs or other tax benefits and (ii) the close of business on the first day of a taxable year of the Company with respect to which the board determines that no NOLs or other tax benefits may be carried forward.

Effectiveness and Enforceability

Although the Section 382 Amendment is intended to reduce the likelihood of an ownership change, for a number of reasons, we cannot eliminate the possibility that an ownership change will occur even if the Section 382 Amendment is adopted. For example:

•	the board can permit a transfer to an acquirer that results in or contributes to an ownership change if it determines that such transfer is in our or our stockholders’ best interests;
•	a court could find that part or all of the Section 382 Amendment is not enforceable, or that the Section 382 Amendment is not enforceable against particular stockholders. Under the laws of the State of Delaware, our jurisdiction of incorporation, a restriction on the transfer or registration of securities of a corporation, or on the amount of securities of a corporation that may be owned by a person or group of persons, is conclusively presumed to be for a reasonable purpose when the purpose of such restriction is for maintaining or preserving any tax attribute (including without limitation NOLs). Under Delaware law, the restrictions on transfer and ownership set forth in the Section 382 Amendment will, with respect to shares of our common stock issued prior to the effectiveness of such restrictions, only be effective against (i) holders of the shares who vote in favor of this proposal and (ii) purported transferees of shares that were held by a holder who voted for this proposal if (A) the restriction on transfer and ownership is conspicuously noted on the certificate(s) representing such shares or (B) the transferee had actual knowledge of the restrictions on transfer and ownership (even absent such conspicuous notation);
•	despite the approval of the Section 382 Amendment, there is still a risk that certain changes in relationships among stockholders or other events could contribute to or cause an ownership change under Section 382 of the Code;
•	an ownership change could be caused or contributed to as a result of our own actions, such as issuing, repurchasing or redeeming shares of our common stock, which we remain free to do if our Board determines that it is in our or our stockholders’ best interests to do so; and
•	a court could find that the Section 382 Amendment is unenforceable in general or as applied to a particular stockholder or fact situation.

As a result of these and other factors, the Section 382 Amendment would serve to reduce, but would not eliminate, the risk that we will undergo a Section 382 ownership change. Accordingly, we cannot assure you that an ownership change will not occur even if the Section 382 Amendment becomes effective.

The Rights Offering

The Subscription Rights

We are distributing at no charge to the record holders of our common stock as of 5:00 p.m., New York City time, on September 15, 2014, the record date, transferable subscription rights to purchase shares of our common stock. Each subscription right will permit the holder of such right to acquire, at the rights price (as described below), 2.2445 shares of common stock (subject to rounding as described herein) under the basic subscription privilege and will also provide the holder of such right with an over-subscription privilege. The number of shares of common stock that we will issue to a holder upon the exercise of one subscription right was determined as described below under “— Shares Available in This Public Rights Offering.”

Each holder of our common stock as of the record date will receive one subscription right for each share of common stock owned as of the record date. As of the close of business on September 15, 2014, there were 5,456,625 shares of our common stock issued and outstanding, net of 40,481 shares held in treasury. If you are a beneficial owner of shares of our common stock that are registered in the name of a broker, dealer, custodian bank or other nominee, we expect that DTC will distribute subscription rights to your nominee on your behalf.

As described below under “— Private Rights Offering,” a portion of the rights offering to certain of our existing stockholders is being conducted on a private, non-registered basis. We refer to that private rights offering and this public rights offering, collectively, as the rights offering.

Shares Available in this Public Rights Offering

There are 6,701,335 shares of common stock available in this public rights offering. The number of shares available in this public rights offering was determined by subtracting 2,470,955, which is the number of shares of common stock owned by Greenlight and Third Point as of September 15, 2014, from 5,456,625, which is the total number of shares of our common stock (excluding class B common stock and shares held in treasury) outstanding as of September 15, 2014, multiplying the resulting number by 2.2445, which is the number of shares of common stock that each subscription right entitles a holder to purchase and adjusting for rounding to eliminate fractional shares.

The number of shares of common stock that we will issue to a holder upon the exercise of one subscription right was determined by dividing $70 million, which, pursuant to the Transaction Agreement, is the minimum gross proceeds we must receive from the rights offering and the Additional Equity Investment (as described below) in order to satisfy the conditions thereunder, by the rights price of $5.00, and dividing the resulting number by 6,237,583, which is the aggregate number of shares of common stock and class B common stock of the Company outstanding at the close of business on September 15, 2014 (net of 40,481 shares held in treasury).

Rights Price

The “rights price” for the rights offering is $5.00 per share of common stock. Pursuant to the Transaction Agreement, the rights price was agreed to be the dollar amount equal to 80% of the average closing price per share of our common stock for the ten trading days immediately following the date of the initial filing of the registration statement of which this prospectus is a part; provided that in no event was the rights price to be greater than $5.00 per share or less than $1.50 per share of common stock. The dollar amount equal to 80% of the average closing price per share of our common stock for the ten trading days immediately following the date of the initial filing of the registration statement of which this prospectus is a part is $6.82. Accordingly, the rights price is $5.00 per share of common stock, the highest amount contemplated by the terms of the Transaction Agreement.

The rights price represents an approximately 53.9% discount to the closing market price of our common stock on September 15, 2014. The manner of determining the rights price was set forth in the Proposal and, in considering and recommending to the board of directors the manner of determining the rights price, the special committee considered, and after receiving such recommendation our board of directors considered, a number of factors. Those factors included the price at which we believe our stockholders would likely be willing to participate in the rights offering, the price at which we were able to obtain the commitments of the

Backstop Parties, the amount of additional capital needed to finance the Acquisition, the discount to market price used to establish rights prices in other rights offerings and the fact that all of our stockholders are entitled to participate in the rights offering on a pro rata basis.

The rights price is not necessarily related to our book value, net worth or any other established criteria of value either before or after the Acquisition. You should not consider the rights price to be an indication of the fair market value of the common stock offered in the rights offering. We cannot assure you that the market price of our common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell any common stock purchased during the rights offering at a price that is equal to or greater than the rights price.

Aggregate Size

Pursuant to the Transaction Agreement, we must receive at least $70 million in gross proceeds from the rights offering and the Additional Equity Investment in order for the conditions thereunder to be satisfied. We expect to receive gross proceeds of approximately $8.8 million from the Additional Equity Investment. See “— The Greenlight Commitment Agreement — Additional Equity Investment.” Consequently, the aggregate size of the rights offering (including shares not otherwise sold in this public rights offering that are sold pursuant to the Backstop Commitments (as described below)) is approximately $61.2 million.

Private Rights Offering

A portion of the rights offering, which we refer to as the private rights offering, is being conducted on a private, non-registered basis to Greenlight and Third Point. See “— The Third Point Commitment Agreement” and “— The Greenlight Commitment Agreement.” As of September 15, 2014, Greenlight held 1,427,829 shares of our common stock and Third Point held 1,043,126 shares of our common stock, for which they will receive an equal number of subscription rights, respectively. Because each of Greenlight and Third Point has agreed to fully participate in the private rights offering for their basic subscription privilege, we expect to receive at least $27.7 million in gross proceeds from the private rights offering. We may receive additional gross proceeds from the private rights offering if Third Point receives any shares of common stock in connection with its exercise of its over-subscription privilege.

Basic Subscription Privilege

With your basic subscription privilege, you may purchase 2.2445 shares of our common stock per subscription right (subject to rounding as described below) at a rights price per share equal to $5.00, upon delivery of the required documents and payment of $5.00 per share prior to the expiration of the rights offering. You may exercise all or a portion of your basic subscription privilege in a whole number of subscription rights. If you exercise less than your full basic subscription privilege, however, you will not be entitled to purchase shares pursuant to your over-subscription privilege.

We will not issue fractional shares of common stock in the rights offering and holders will only be entitled to purchase a whole number of shares of common stock, rounded down to the nearest whole number a holder would otherwise be entitled to purchase, with the total subscription payment being adjusted accordingly. Any excess subscription payment received by the subscription agent will be returned, without interest, as soon as practicable.

Under the Third Point Commitment Agreement and the Greenlight Commitment Agreement, Third Point and Greenlight, respectively, have agreed, subject to the terms and conditions in such agreements, to exercise their basic subscription privileges in full. See “— The Third Point Commitment Agreement” and “— The Greenlight Commitment Agreement” below. Any shares of common stock purchased by Greenlight and Third Point pursuant to their basic subscription privileges will be purchased directly from us on a private basis and are not being registered pursuant to the registration statement of which this prospectus is a part.

We will deliver common stock in book-entry form or, if you are a beneficial owner of shares of our common stock that are registered in the name of a broker, dealer, custodian bank or other nominee, credit your account at your record holder with shares of common stock purchased with the basic subscription privilege substantially simultaneously with the consummation of the Acquisition.

Over-Subscription Privilege

If you fully exercise your basic subscription privilege, you will be entitled, pursuant to your over-subscription privilege, to subscribe for additional shares of common stock, if any, that remain unsubscribed as a result of any unexercised basic subscription privileges of other holders. Subject to the limitations set forth below under the heading “— Limitation on Amount Purchased,” the over-subscription privilege allows you to subscribe for an additional amount of shares of common stock equal to up to 100% of the shares for which you were entitled to subscribe pursuant to your basic subscription privilege.

Greenlight has agreed not to exercise its over-subscription rights. Third Point has agreed to fully exercise its over-subscription privilege and it will receive any available over-subscription shares prior to such shares being allocated to other holders, up to the Third Point Ownership Threshold. After Third Point has been allocated over-subscription shares up to the Third Point Ownership Threshold, any remaining shares of common stock will be allocated to other holders who have exercised their over-subscription privileges. If there is a sufficient number of shares of common stock remaining after any allocation to Third Point to fully satisfy the over-subscription privilege requests of all holders, all over-subscription requests will be honored in full. If insufficient shares of common stock are available to fully satisfy the over-subscription privilege requests of all holders after any allocation to Third Point, the available shares will be distributed proportionately among those holders who exercised their over-subscription privileges based on the number of shares each holder subscribed for pursuant to its over-subscription privilege. Fractional shares of common stock resulting from the proportionate distribution of unsubscribed shares pursuant to the over-subscription privilege will be eliminated by rounding down to the nearest whole share.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the expiration of the rights offering. Because we will not know the total number of unsubscribed shares of common stock prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate rights price for the maximum number of shares available to you, assuming that no holders other than you, Greenlight and Third Point (who have agreed, subject to certain exceptions, to exercise their basic subscription privileges in full) have purchased any shares of common stock pursuant to their basic subscription privileges or over-subscription privileges.

We can provide no assurance that you will actually be entitled to purchase the number of shares of common stock you subscribe for pursuant to your over-subscription privilege at the expiration of the rights offering. We will not be able to satisfy your exercise of the over-subscription privilege if all holders exercise their basic subscription privileges in full, or if all shares available for over-subscription are allocated to Third Point, as described above, and we will only honor your exercise of your over-subscription privilege to the extent sufficient shares of common stock are available following the exercise of subscription rights under the basic subscription privileges and the allocation of over-subscription shares to Third Point pursuant to its priority (up to the Third Point Ownership Threshold).

•	To the extent that the aggregate rights price of the maximum number of unsubscribed shares of common stock available to you pursuant to your over-subscription privilege is less than the amount you actually paid in connection with the exercise of your over-subscription privilege, you will be allocated only the number of unsubscribed shares available to you, and any excess payments received by the subscription agent will be returned to you, without interest, as soon as practicable.
•	To the extent the amount you actually paid in connection with the exercise of your over-subscription privilege is less than the aggregate rights price of the maximum number of unsubscribed shares of common stock available to you pursuant to your over-subscription privilege, you will be allocated the number of unsubscribed shares for which you actually paid in connection with the exercise of your over-subscription privilege.

We will deliver common stock in book-entry form or, if you are a beneficial owner of shares of our common stock that are registered in the name of a broker, dealer, custodian bank or other nominee, credit your account at your record holder with shares of common stock purchased with the over-subscription privilege substantially simultaneously with the consummation of the Acquisition. Any excess subscription payments received by the subscription agent will be returned to you, without interest, as soon as practicable.

We will not issue fractional shares of common stock in the rights offering, and holders will only be entitled to purchase a whole number of shares of common stock, rounded down to the nearest whole number a holder would otherwise be entitled to purchase, with the total subscription payment being adjusted accordingly. Any excess subscription payment received by the subscription agent will be returned, without interest, as soon as practicable.

Backstop Agreements

In addition to setting forth the terms of the rights offering, the Backstop Agreements also include certain other agreements and commitments as described below. Each of the Backstop Agreements is an exhibit to the registration statement of which this prospectus is a part.

Backstop Commitments

Subject to the terms and conditions set forth in the Backstop Agreements, the Backstop Parties have severally agreed to purchase, substantially simultaneously with the completion of this public rights offering, in the aggregate, all of the available shares not otherwise sold in the rights offering following the exercise of all holders’ basic subscription privileges and over-subscription privileges (other than the shares for which we have received a Backstop Commitment from Third Point). We refer to these Backstop Commitments and the Backstop Commitment we received from Third Point pursuant to the Third Point Commitment Agreement described below, collectively, as the “Backstop Commitments.”

The price per share of common stock paid by the Backstop Parties pursuant to the Backstop Commitments will be equal to the price paid by the other holders in the rights offering.

Any shares of common stock purchased by the Backstop Parties pursuant to the Backstop Commitments will be purchased directly from us on a private basis and are not being registered pursuant to the registration statement of which this prospectus is a part.

Limitation on Amount Purchased

Notwithstanding the foregoing, the Backstop Agreements provide that no Backstop Party may acquire more than 4.99% of our outstanding common stock as a result of its participation in its Backstop Commitment and, to the extent that the purchase of shares of common stock by a Backstop Party pursuant to a Backstop Agreement would result in such Backstop Party acquiring more than 4.99% of our outstanding common stock upon the consummation of the rights offering, the Acquisition and the related transactions described herein, such Backstop Party’s participation in its Backstop Commitment will be reduced accordingly.

Backstop Parties’ Ownership; Lock-up Agreement

None of the Backstop Parties currently holds shares of our common stock. Each Backstop Party has agreed in the applicable Backstop Agreement not to offer, sell, contract to sell, pledge or otherwise dispose of, or, other than in connection with its obligations pursuant to its Backstop Commitment, purchase or otherwise acquire, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock prior to the closing of the Acquisition or the termination of the Transaction Agreement in accordance with its terms.

Conditions to Backstop Parties’ Obligations

A Backstop Party’s obligation to purchase shares of our common stock pursuant to its Backstop Commitment is subject to various conditions, including the following (unless waived by such Backstop Party): (1) we shall be in compliance with our obligations under the Backstop Agreements and the Transaction Agreement in all material respects; (2) the representations and warranties we make in the Backstop Agreements shall be true and correct as of the date of the Backstop Agreements and the consummation of the rights offering; (3) such Backstop Party shall have received a legal opinion from Cravath, Swaine & Moore LLP with regard to the matters set forth in an exhibit to the Backstop Agreements; and (4) the Acquisition shall be consummated substantially simultaneously with the issuance to such Backstop Party of shares of our common stock pursuant to its Backstop Commitment in accordance, in all material respects, with the terms of the Transaction Agreement, without giving effect to any modifications, amendments, consents or waivers thereto that are material and adverse to such Backstop Party without the prior consent of such Backstop Party.

Termination

The obligations of a Backstop Party under the Backstop Agreements are subject to immediate termination, upon the election of such Backstop Party, at any time prior to the consummation of the rights offering upon the occurrence of any of the following: (1) if in the reasonable judgment of such Backstop Party, the conditions to its obligations are incapable of being satisfied prior to November 4, 2014; (2) a Material Adverse Effect, Buyer Material Adverse Effect or Seller Material Adverse Effect (each as defined in the Transaction Agreement) has occurred; (3) our adoption of any plan of reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy law or consent to the filing of any bankruptcy petition against us under any similar law; (4) our common stock shall no longer be listed on The Nasdaq Capital Market; or (5) the Transaction Agreement shall have been terminated.

Additionally, the Backstop Agreements provide that the obligations of the parties to the Backstop Agreements may be terminated by either the Backstop Parties or us upon the occurrence of: (1) another party’s material breach of any of the representations, warranties or covenants set forth in the Backstop Agreements that remains uncured for a period of five business days after the receipt by the non-terminating party of notice of such breach or (2) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any ruling or order enjoining the consummation of a material portion of the rights offering or any related transactions. Each Backstop Agreement may also be terminated by mutual agreement between us and the applicable Backstop Party.

Fees Paid or Payable to the Backstop Parties

No Backstop Party will receive compensation for its Backstop Commitment.

Expenses; Indemnification

Under the Backstop Agreements, we have agreed to reimburse certain reasonable and documented legal fees and expenses of each Backstop Party incurred in connection with the preparation and negotiation of the Backstop Agreements, and the proposed documentation and the transactions contemplated thereby. Additionally, we have agreed to indemnify and hold harmless each Backstop Party and its equityholders, members and general and limited partners and the respective officers, directors, employees, affiliates, advisors, agents, attorneys, accountants and consultants of each such entity and to hold the Backstop Party and such other persons and entities (each an “Indemnified Party”) harmless from and against any and all losses, claims, damages, liabilities and expenses, joint or several, which any such person or entity may incur, have asserted against it or be involved in as a result of or arising out of or in any way related to the Backstop Agreements, the matters referred to therein, the proposed Backstop Commitments contemplated thereby, the use of proceeds thereunder or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any of such Indemnified Persons is a party thereto, and to reimburse each such Indemnified Person within five business days of demand for any legal or other expenses incurred in connection with any of the foregoing; provided, however, that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent they have resulted from the bad faith, willful misconduct or gross negligence of such Indemnified Person. Notwithstanding any other provision of the Backstop Agreements, neither we nor any Indemnified Person will be liable for any special, indirect, consequential or punitive damages in connection with its respective activities related to the Backstop Commitments.

The Third Point Commitment Agreement

The Third Point Commitment Agreement is substantially similar in all material respects to the Backstop Agreements, other than the provisions described below. The Third Point Commitment Agreement is an exhibit to the registration statement of which this prospectus is a part.

Participation in the Private Rights Offering

Subject to the terms and conditions set forth in the Third Point Commitment Agreement (which, except as described below, are substantially similar in all material respects to the terms and conditions set forth in the Backstop Agreements described above), Third Point has agreed to fully exercise its basic subscription privilege in the private rights offering and to fully subscribe for its over-subscription privilege, up to the Third Point Ownership Threshold. Third Point will receive priority over all other holders in the allocation of shares available to fulfill over-subscription requests, up to the Third Point Ownership Threshold.

The price per share of common stock paid by Third Point pursuant to its participation in the private rights offering will be equal to the price paid by the other holders in the rights offering.

Any shares of common stock purchased by Third Point pursuant to its participation in the private rights offering will be purchased directly from us on a private basis and are not being registered pursuant to the registration statement of which this prospectus is a part.

Backstop Commitment

Subject to the terms and conditions set forth in the Third Point Commitment Agreement, Third Point has agreed to purchase, substantially simultaneously with the completion of this public rights offering, all of the available shares not otherwise sold in the rights offering, up to the Third Point Ownership Threshold. Third Point’s Backstop Commitment will have priority over the Backstop Commitments of the Backstop Parties, up to the Third Point Ownership Threshold. In connection with the transactions described in this prospectus, Third Point will not acquire, either pursuant to the rights offering or its Backstop Commitment, shares of our common stock in excess of the Third Point Ownership Threshold.

The price per share of common stock paid by Third Point pursuant to its Backstop Commitment will be equal to the price paid by the other holders in the rights offering.

Any shares of common stock purchased by Third Point pursuant to its Backstop Commitment will be purchased directly from us on a private basis and are not being registered pursuant to the registration statement of which this prospectus is a part.

Third Point’s Ownership; Lock-up Agreement

As of September 15, 2014, Third Point held 1,043,126 shares of our common stock, or approximately 16.7% of our aggregate common stock and class B common stock outstanding. Third Point has agreed in the Third Point Commitment Agreement not to offer, sell, contract to sell, pledge or otherwise dispose of, or, other than in connection with its obligations pursuant to the Third Point Commitment Agreement, purchase or otherwise acquire, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock prior to the closing of the Acquisition or the termination of the Transaction Agreement in accordance with its terms.

The Greenlight Commitment Agreement

The Greenlight Commitment Agreement is substantially similar in all material respects to the Backstop Agreements, other than the provisions described below. The Greenlight Commitment Agreement is an exhibit to the registration statement of which this prospectus is a part.

Participation in the Private Rights Offering

Subject to the terms and conditions set forth in the Greenlight Commitment Agreement (which are substantially similar in all material respects to the terms and conditions set forth in the Backstop Agreements described above), Greenlight has agreed to purchase shares of common stock in an amount equal to its full basic subscription privilege in the private rights offering, and has agreed not to exercise its over-subscription privilege.

The price per share of common stock paid by Greenlight pursuant to its participation in the private rights offering will be equal to the price paid by the other holders in the rights offering.

Any shares of common stock purchased by Greenlight pursuant to its participation in the private rights offering will be purchased directly from us on a private basis and are not being registered pursuant to the registration statement of which this prospectus is a part.

Additional Equity Investment

As of September 15, 2014, Greenlight held 780,958 LLC Units and an equal number of shares of our class B common stock. Greenlight will not exchange its LLC Units for common stock on or prior to the record date and thus will not receive subscription rights in respect of its LLC Units. To allow Greenlight to avoid the dilution it would otherwise experience because it will not exchange its LLC Units for common stock before the record date, we have agreed to sell to Greenlight, and Greenlight has, subject to certain conditions, agreed to purchase from us substantially simultaneously with the consummation of the Acquisition, the number of shares of common stock it would have purchased pursuant to the rights offering had it exchanged all of its LLC Units for common stock on or prior to the record date and exercised all of the resulting subscription rights. As a result, we expect that, substantially simultaneously with the consummation of the Acquisition, Greenlight will purchase 1,752,860 shares of common stock from us pursuant to the Additional Equity Investment on a private, non-registered basis at a per share purchase price equal to the rights price, from which we expect to receive gross proceeds of approximately $8.8 million.

Greenlight’s Ownership; Lock-up Agreement

As of September 15, 2014, Greenlight held 1,427,829 shares of our common stock and 780,958 shares of our class B common stock, or approximately 35.4% of our 6,237,583 aggregate outstanding shares of common stock and class B common stock. Greenlight has agreed in the Greenlight Commitment Agreement not to offer, sell, contract to sell, pledge or otherwise dispose of, or, other than in connection with its obligations pursuant to the Greenlight Commitment Agreement and the Transaction Agreement, purchase or otherwise acquire, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock prior to the closing of the Acquisition or the termination of the Transaction Agreement in accordance with its terms.

Limitation on Amount Purchased

Other than with respect to Greenlight and Third Point as described herein, a person or entity, together with related persons or entities, may not exercise subscription rights (including the over-subscription privilege) to purchase shares of our common stock in this public rights offering that would result in such person or entity, together with any related persons or entities, owning more than 4.99% of our issued and outstanding shares of common stock upon the consummation of the rights offering, the Acquisition and the related transactions described herein. Without limiting the foregoing, we do not intend to accept any subscriptions pursuant to the basic subscription privilege, or over-subscriptions pursuant to the over-subscription privilege, if we believe such subscriptions or over-subscriptions may have an unfavorable effect on our ability to preserve the NOLs.

Shares Outstanding Before and After the Rights Offering

As of September 15, 2014, 5,456,625 shares of our common stock (net of 40,481 shares held in treasury) and 780,958 shares of our class B common stock were outstanding, making an aggregate of 6,237,583 voting shares.

We expect that 31,346,336 shares of common stock will be outstanding immediately following the consummation of the rights offering, the Acquisition and the related transactions described herein, assuming that the per share value of the common stock issued to the Sellers as the equity portion of the Acquisition consideration is equal to $10.84, which was the closing sales price of our common stock on The Nasdaq Capital Market on September 15, 2014. There will be no shares of class B common stock outstanding following the consummation of the Acquisition and the related transactions described herein. See “Capitalization.”

Listing

Shares of our common stock are currently listed on The Nasdaq Capital Market under the symbol “BIOF.” We intend to list the subscription rights for trading on The Nasdaq Capital Market under the symbol “BIOFR” during the course of the rights offering.

Registration Rights

In connection with the Transaction Agreement, we agreed, prior to the consummation of the rights offering, to enter into a registration rights agreement with each of the Sellers pursuant to which we will agree, subject to certain exceptions and limitations, to effect the registration of any shares of our common stock beneficially owned by a Seller, its affiliates from time to time and certain of their transferees; provided that we will not be obligated to effect the registration of any shares of our common stock held by a Seller, its affiliates and certain of their transferees that (1) have been sold pursuant to an effective registration statement; (2) have been sold pursuant to Rule 144 of the Securities Act (or a successor rule); or (3) have become eligible for immediate sale under Rule 144 of the Securities Act (or a successor rule) without any time or volume limitations thereunder. The Sellers, acting either individually or together, may issue to us a written request that we effect the registration of all or any portion of a Seller’s common stock (a “Demand Registration”). During every 12-month period, the Sellers shall be entitled to two Demand Registrations. In certain circumstances, we may postpone effecting a Demand Registration for up to 60 days. In addition, the Sellers will have unlimited “piggyback” registration rights, subject to customary cutbacks, and the ability to require that, after we become eligible to file a shelf registration statement with the SEC on Form S-3, we file such a shelf registration statement and keep it continuously effective until all of the Sellers’ common stock is sold. We will pay all expenses of the registered offerings pursuant to the Sellers’ exercise of their registration rights (other than underwriting discounts and commissions with respect to underwritten offerings). Our obligations to register the Sellers’ common stock will terminate when the Sellers are able to sell all of their common stock without limitation under Rule 144 of the Exchange Act. The registration rights agreement we enter into with the Sellers will contain customary indemnification provisions.

In connection with each of the Backstop Agreements and the Third Point Commitment Agreement, we agreed, prior to the consummation of the rights offering, to enter into a registration rights agreement with each Backstop Party and Third Point pursuant to which we will agree, subject to certain exceptions and limitations, to effect the registration of any shares of our common stock beneficially owned by the Backstop Parties and Third Point, their respective affiliates from time to time and certain of their transferees; provided that we will not be obligated to effect the registration of any shares of our common stock held by the Backstop Parties and Third Point, their respective affiliates and certain of their transferees that (1) have been sold pursuant to an effective registration statement; (2) have been sold pursuant to Rule 144 of the Securities Act (or a successor rule); or (3) have become eligible for immediate sale under Rule 144 of the Securities Act (or a successor rule) without any time or volume limitations thereunder. Each Backstop Party and Third Point will have unlimited “piggyback” registration rights, subject to customary cutbacks. We will pay all expenses of the registered offerings pursuant to the exercise of registration rights by the Backstop Parties or Third Point (other than underwriting discounts and commissions with respect to underwritten offerings). Our obligations to register the common stock of the Backstop Parties and Third Point will terminate when they are able to sell all of their common stock without limitation under Rule 144 of the Exchange Act. The registration rights agreements we will enter into with the Backstop Parties and Third Point will contain customary indemnification provisions.

Expiration Date and Amendments

The subscription period during which you may exercise your subscription rights expires at 5:00 p.m., New York City time, on October 17, 2014, which is the expiration date of the rights offering. If you do not exercise your subscription rights prior to that time, your subscription rights will expire and will no longer be exercisable and will be of no value. We will not be required to issue shares of common stock to you if the subscription agent receives your rights certificate or your subscription payment after that time, regardless of when the rights certificate and subscription payment were sent. If you are a beneficial owner of shares of common stock that are registered in the name of a broker, dealer, custodian bank or other nominee, your subscription rights will not be considered exercised unless the subscription agent receives from your broker, dealer, custodian bank or other nominee all of the required documents and your full subscription payment prior to 5:00 p.m., New York City time, on the expiration date.

Subject to the provisions of the Transaction Agreement, we have the option to extend the subscription period, and thereby postpone the expiration date, although we do not presently intend to do so. If we extend the rights offering period, we will give oral or written notice to the subscription agent prior to the expiration of the rights offering and will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date of the rights offering. Without limiting the manner in which we may choose to make such announcement, we will not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a press release or such other means of announcement as we deem appropriate.

We reserve the right to amend or modify any other terms of the rights offering at any time. If we decide to extend, amend or modify the terms of the rights offering for any reason, subscriptions received prior to such extension, amendment or modification will remain irrevocable.

Termination

We will terminate the rights offering if the Transaction Agreement is terminated prior to the consummation of the Acquisition. The Transaction Agreement may be terminated by the Sellers following the occurrence of certain events including, without limitation, the failure of our stockholders to approve the Acquisition or the delisting of our common stock from The Nasdaq Capital Market. See “The Transactions — The Transaction Agreement.” In the event that the rights offering is terminated, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Transferability of and Market for the Rights

The subscription rights granted to you are transferable, and we intend to list the subscription rights for trading on The Nasdaq Capital Market under the symbol “BIOFR” during the course of the rights offering. As a result, you may transfer or sell your subscription rights if you do not want to purchase any shares of common stock pursuant to the rights offering. The subscription rights, however, are a new issue of securities with no prior trading market, and we cannot give you any assurance that the subscription rights will trade on The Nasdaq Capital Market, that a market for the rights will develop or, if a market does develop, whether it will be sustainable throughout the period when the rights are transferable or at what prices the rights will trade. In addition, the transferee of a subscription right will be able to exercise the basic subscription attendant to such right but will only be allocated shares of common stock pursuant to the over-subscription privilege to the extent such transferee holds shares of our common stock as of the record date.

Method of Transferring Rights

You may transfer all or a portion of the subscription rights distributed to you by following the instructions on your rights certificate. Any portion of the subscription rights evidenced by your rights certificate representing whole and not any fractional subscription rights may be transferred by delivering to the subscription agent a rights certificate properly endorsed for transfer, with instructions to register that portion of the subscription rights indicated in the name of the transferee and to issue a new rights certificate to the transferee evidencing the transferred subscription rights.

If you wish to transfer all or a portion of your subscription rights, you should allow a sufficient amount of time prior to the expiration of the rights offering for the transfer instructions to be received and processed by the subscription agent. Once processed by the subscription agent, the transferee receiving all or a portion of your subscription rights will need sufficient time to exercise or sell the subscription rights evidenced by the new rights certificates that they receive. You will also need adequate time to obtain a new rights certificate representing your remaining subscription rights, if any. The required time will depend upon the method by which delivery of the rights certificates and payment is made and the number of transactions you instruct the subscription agent to effect. Please bear in mind that the rights offering has a limited period. Neither we nor the subscription agent shall have any liability to a transferee or you if rights certificates, other required subscription documents or subscription payments are not received in time for exercise or sale prior to the expiration of the rights offering.

A new rights certificate will be issued to you if you transfer a portion of your subscription rights. A statement representing your retained subscription rights will be mailed to you unless you instruct the subscription agent otherwise.

Reasons for the Rights Offering

On March 28, 2014, the Company received the Proposal from the Brickman Parties and Greenlight, one of our principal stockholders and an investment management company co-founded by David Einhorn, one of our directors, who serves as Greenlight’s President. The Brickman Parties and Greenlight proposed a transaction pursuant to which the Company would acquire all of the equity interests of JBGL for $275 million, payable in cash and shares of our common stock. JBGL is currently owned and controlled by Greenlight and the Brickman Parties.

Because Mr. Einhorn, who is the President of Greenlight, is a member of our board of directors, our board of directors adopted resolutions establishing a special committee comprised solely of independent directors Mark W. Wong, Elizabeth K. Blake, John D. March and Ernest J. Sampias (the “Special Committee”) and delegating to the Special Committee the exclusive power and authority to, among other things, evaluate and negotiate the Proposal and any other alternative transaction, to, in its sole discretion, reject the Proposal and any other alternative transaction, to determine whether the Proposal or any other alternative transaction was fair to, and in the best interests of, the Company and all of its stockholders (other than Greenlight) and to recommend to the full board what action, if any, should be taken by the board with respect to the Proposal or any other alternative transaction. In connection with the establishment of the Special Committee, the board also adopted resolutions providing that the board would not recommend the Proposal or any other alternative transaction to the Company’s stockholders without a prior favorable recommendation of the Special Committee and granting the Special Committee the authority to retain independent legal counsel and independent financial advisors to assist it in fulfilling its mandate. The special committee subsequently engaged Richards, Layton & Finger, P.A. to serve as its legal counsel and engaged Duff & Phelps, LLC, as the independent financial advisor to the committee.

The Special Committee met a number of times in April, May and June 2014 to consider the Proposal and potential alternative transactions and negotiate the terms of the Acquisition and the related transactions.

On June 10, 2014, the Company entered into the Transaction Agreement with certain affiliates of Greenlight and the Brickman Parties, pursuant to which the Company will acquire JBGL for $275 million. In connection therewith, the Company also entered into the Commitment Letter and the Voting Agreement. Each of the Transaction Agreement, the Commitment Letter and the Voting Agreement was unanimously approved by the Special Committee. Each of the Transaction Agreement, the Commitment Letter and the Voting Agreement was also unanimously approved by the board of directors of the Company other than Mr. Einhorn, who recused himself from the board’s deliberations and approval.

The terms of the Transaction Agreement, which governs the terms of the rights offering, the Commitment Letter and the Voting Agreement were determined after arm’s-length negotiations between the Special Committee and the Sellers. In negotiating and recommending to the board of directors the terms of the rights offering, the Special Committee considered a number of factors, including, but not limited to, the price at which our stockholders might be willing to participate in the rights offering, our need for capital in order to consummate the Acquisition, the fact that our stockholders will be entitled to participate in the rights offering on a pro rata basis and the fact that holders of subscription rights will have an over-subscription privilege.

We are conducting the rights offering (including shares not otherwise sold in this public rights offering that are sold pursuant to the Backstop Commitments) to raise capital that we will use, together with the proceeds of indebtedness we intend to incur as described herein, the proceeds of the Additional Equity Investment, the issuance of shares of our common stock to Greenlight and the Brickman Parties as described herein and cash on hand, to acquire the equity interests of JBGL and to pay certain fees and expenses of the rights offering, the Acquisition and the related transactions described herein.

Method of Exercising Subscription Rights

Rights are evidenced by rights certificates, which will either be physical certificates or electronic certificates issued through the facilities of DTC. Except as described below under “Foreign Stockholders,” the rights certificates will be delivered to record date stockholders or, if a stockholder’s common stock is registered in the name of a broker, dealer, custodian bank or other nominee, on his, her or its behalf, to such broker, dealer, custodian bank or other nominee. The exercise of subscription rights is irrevocable and may not be cancelled or modified.

Record Holders

Subscription rights may be exercised by completing and signing the rights certificate and delivering the completed and duly executed rights certificate, together with any required signature guarantees and the full subscription payment, to the subscription agent at the address set forth below under “— Subscription Agent.” Completed rights certificates and related payments must be received by the subscription agent prior to 5:00 p.m., New York City time, on the expiration date of the rights offering.

Subscription by DTC Participants

We expect that the exercise of your rights may be made through the facilities of DTC. If your rights are held of record through DTC, you may exercise your rights by instructing DTC, or having your broker, dealer, custodian bank or other nominee instruct DTC, to transfer your rights from your account to the account of the subscription agent, together with certification as to the aggregate number of rights you are exercising and the number of shares of our common stock you are subscribing for under your subscription right.

Beneficial Owners

If you are a beneficial owner of shares of our common stock that are registered in the name of a broker, dealer, custodian bank or other nominee and you wish to exercise your subscription rights, you should instruct your broker, dealer, custodian bank or other nominee to exercise your subscription rights and deliver all documents and payment on your behalf prior to 5:00 p.m., New York City time, on the expiration date. We will ask your record holder to notify you of the rights offering. You should complete and return to your record holder the appropriate subscription documentation you receive from your record holder. Your subscription rights will not be considered exercised unless the subscription agent receives from your broker, dealer, custodian bank or other nominee all of the required documents and your full subscription payment prior to 5:00 p.m., New York City time, on the expiration date.

Brokers, dealers, custodian banks or other nominee holders of subscription rights will be required to certify to the subscription agent, before any basic subscription privilege or over-subscription privilege may be exercised with respect to any particular beneficial owner, as to the aggregate number of shares of common stock subscribed for pursuant to the basic subscription privilege and the number of shares of common stock subscribed for pursuant to the over-subscription privilege by such beneficial owner.

Nominees

Nominees, such as brokers, dealers, custodian banks or other nominees, who hold shares of common stock for the account of others should notify the respective beneficial owners as soon as possible to ascertain the beneficial owners’ intentions and to obtain instructions with respect to the subscription rights. If the beneficial owner so instructs, the nominee should exercise the subscription rights on behalf of the beneficial owner and deliver all documents and payment prior to 5:00 p.m., New York City time, on the expiration date.

Whether you are a record holder or hold through a broker, dealer, custodian bank or other nominee, we will not be obligated to honor your exercise of subscription rights if the subscription agent receives the documents relating to your exercise from you or from your nominee, as applicable, after the expiration of the rights offering, regardless of when you transmitted the documents.

Payment Method

Payments must be made in full in U.S. currency by certified or cashier’s check payable to Broadridge Corporate Issuer Solutions, Inc., the subscription agent, drawn upon a U.S. bank, or wire transfer. Such payment will be deemed to have been received by the subscription agent immediately upon receipt.

Payment received after the expiration of the rights offering will not be honored, and the subscription agent will return your payment to you, without interest, as soon as practicable.

Personal checks will not be accepted.

You should read the instruction letters accompanying the rights certificate carefully and strictly follow them. DO NOT SEND RIGHTS CERTIFICATES OR PAYMENTS TO US. We will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate (delivered by you or your nominee) and payment of the full subscription payment amount. The risk of delivery of all documents and payments is borne by you or your nominee, not by the subscription agent or us.

The method of delivery of rights certificates and payment of the subscription payment amount to the subscription agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those certificates and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent. If you are a beneficial holder, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the subscription agent prior to the expiration of the rights offering. We are not responsible if your broker, dealer, custodian bank or other nominee fails to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration of the rights offering.

Unless a rights certificate provides that the shares of common stock are to be delivered to the record holder of such rights or such certificate is submitted for the account of a bank or a broker, signatures on such rights certificate must be guaranteed by an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act, subject to any standards and procedures adopted by the subscription agent.

Missing or Incomplete Subscription Information

If you do not indicate the number of subscription rights being exercised (either under your basic subscription privilege or your over-subscription privilege), or the subscription agent does not receive the full subscription payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised the maximum number of subscription rights that may be exercised with the aggregate subscription payment you delivered to the subscription agent. If the subscription agent does not apply your full subscription payment to your purchase of common stock, any excess subscription payment received by the subscription agent will be returned to you, without interest, as soon as practicable.

Validity of Subscriptions

Together with the subscription agent, we will resolve in our sole discretion all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion. Neither we nor the subscription agent will be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to withdraw or terminate the rights offering, only when a properly completed and duly executed rights certificate and any other required documents and the full subscription payment have been received by the subscription agent. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Subscription Agent

The subscription agent for the rights offering is Broadridge Corporate Issuer Solutions, Inc. If your shares of common stock are held in the name of a broker, dealer, custodian bank or other nominee, then you should send your applicable subscription documents to your broker, dealer, custodian bank or other nominee. If you are a record holder, then the address to which subscription documents, rights certificates and subscription payments should be mailed or delivered is:

By Mail: Broadridge Corporate Issuer Solutions, Inc. Attn: Reorganization Department P.O. Box 1317 Brentwood, NY 11717	By Hand or Overnight Courier: Broadridge Corporate Issuer Solutions, Inc. Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

If you deliver subscription documents, rights certificates or subscription payments in a manner different from that described in this prospectus, we may not honor the exercise of your subscription rights.

Information Agent

The information agent for the rights offering is Broadridge Corporate Issuer Solutions, Inc. You should direct any questions or requests for assistance concerning the method of subscribing for shares of common stock or for additional copies of this prospectus to the information agent at the below address:

Broadridge Corporate Issuer Solutions, Inc.
Attn: BCIS IWS
51 Mercedes Way
Edgewood, NY 11717

Rights holders may also contact their broker, dealer, custodian bank or other nominee for information with respect to the rights offering.

Fees and Expenses

We will pay all fees and expenses of the subscription agent and the information agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights.

Escrow Arrangements; Return of Funds

The subscription agent will hold funds received in payment for shares of common stock in a segregated account pending completion of the rights offering. The subscription agent will hold this money in escrow until the rights offering is completed or is terminated. If the rights offering is terminated for any reason, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Stockholder Rights

You will have no rights as a holder of the common stock you purchase in the rights offering, if any, until common stock is issued to you in book-entry form or your account at your record holder is credited with the common stock purchased in the rights offering.

Foreign Stockholders

We will not mail the rights certificates to record stockholders with addresses that are outside the United States or that have a military post office or foreign post office address. The subscription agent will hold these rights certificates for their account. To exercise subscription rights, our foreign stockholders must notify the subscription agent prior to 11:00 a.m., New York City time, at least three business days prior to the expiration of the rights offering and demonstrate to the satisfaction of the subscription agent that the exercise of such subscription rights does not violate the laws of the jurisdiction of such stockholder.

No Revocation or Change

Once you submit the rights certificate to exercise any subscription rights or, if you are a beneficial owner of shares of common stock that are registered in the name of a broker, dealer, custodian bank or other nominee, your subscription rights are exercised on your behalf by your nominee, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you subsequently learn information about us, the Acquisition or the rights offering that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of common stock.

Regulatory Limitation

We will not be required to issue to you shares of common stock pursuant to the rights offering if, in our opinion, you are required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares and if, at the time the rights offering expires, you have not obtained such clearance or approval.

Material U.S. Federal Income Tax Treatment of Rights Distribution

You should not recognize income, gain or loss for U.S. federal income tax purposes in connection with the receipt or exercise of subscription rights to purchase common stock in this offering, but if you sell or otherwise dispose of your subscription rights before the expiration date, you will recognize gain or loss. You are urged to consult your own tax advisor regarding the specific tax consequences to you in connection with your participation in the rights offering. See “Material U.S. Federal Income Tax Consequences.”

No Recommendation to Rights Holders

Our board of directors is making no recommendation regarding your exercise of the subscription rights. You are urged to make your decision based on your own assessment of our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Description of Capital Stock

The following discussion is a summary of the material terms of our common stock, preferred stock, Series B Junior Participating Preferred Stock, Charter and bylaws.

Authorized Capital

Our authorized capital stock currently consists of 10 million shares of common stock, par value $0.01 per share, 3.75 million shares of class B common stock, par value $0.01 per share, and five million shares of preferred stock, par value $0.01 per share.

In connection with the Acquisition, we intend to amend and restate our Charter to (1) change our name to Green Brick Partners, Inc., (2) simplify our capital structure by eliminating references in our Charter to class B common stock and LLC Units, (3) increase our authorized share capital of common stock and (4) add customary transfer and ownership limitations regarding preservation of the Company’s NOLs. See “The Transactions — The Charter Amendment.” Following the Acquisition, we expect that our authorized capital stock will consist of 100 million shares of common stock, par value $0.01 per share, and 5 million shares of preferred stock, par value $0.01 per share. The following descriptions of our authorized capital stock assume that the Acquisition is consummated and the Charter Amendment effected as described herein. The form of our Charter as we intend it to be in effect following the consummation of the Acquisition has been filed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders generally are entitled to vote. Holders of our common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Holders of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. We do not intend to pay cash dividends on our common stock for the foreseeable future.

In the event of our dissolution, liquidation or winding up, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

The holders of our common stock have no conversion, preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Our board of directors has the authority, subject to any limitations imposed by law or Nasdaq rules, without further action by the stockholders, to issue up to 5 million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of each series of such preferred stock. These rights, preferences and privileges include, but are not limited to, dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of that series, any or all of which may be greater than the rights of common stock.

Series B Junior Participating Preferred Stock

The following description is a summary of the material terms of the certificate of designation for our Series B Junior Participating Preferred Stock, par value $0.01 per share. A copy of the certificate of designation for the Series B Junior Participating Preferred Stock is attached as an exhibit to the registration statement of which this prospectus is a part.

General

On March 27, 2014, our board of directors declared a dividend of one preferred share purchase right (a “382 Right”) for each outstanding share of common stock, par value $0.01 per share, of the Company, to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”) at a price of $13.50 per one one-thousandth of a share of Preferred Stock (the “382 Purchase Price”), subject to adjustment as provided in the 382 Rights Agreement (as defined below). The dividend was payable to stockholders of record at the close of business on April 7, 2014 (the “382 Record Date”). The description and terms of the 382 Rights are set forth in a Rights Agreement, dated as of March 27, 2014, as the same may be amended from time to time (the “382 Rights Agreement”), between the Company and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent (the “382 Rights Agent”).

The board adopted the 382 Rights Agreement to protect the Company from a possible limitation on the Company’s ability to use its NOLs and other future tax benefits, which may be used to reduce potential future income tax obligations. The Company has experienced substantial operating losses, and under the Code, and rules promulgated thereunder, the Company may “carry forward” these NOLs and other future tax benefits in certain circumstances to offset current and future earnings and thus reduce the Company’s income tax liability, subject to certain requirements and restrictions. To the extent that the NOLs do not otherwise become limited, the Company believes that it will be able to carry forward a significant amount of NOLs, and therefore these NOLs could be a substantial asset to the Company. If, however, the Company experiences an “ownership change”, as defined in Section 382 of the Code, the Company’s ability to use its NOLs and other future tax benefits will be substantially limited. Generally, an ownership change would occur if the Company’s stockholders who own, or are deemed to own, 5% or more of the Company’s common stock increase their collective ownership in the Company by more than 50% over a rolling three-year period.

The following is a summary of the material terms of the 382 Rights Agreement. A copy of the 382 Rights Agreement is attached as an exhibit to the registration statement of which this prospectus is a part.

Effectiveness

The 382 Rights Agreement became effective on March 27, 2014 (the “382 Effective Date”). Upon and following the 382 Effective Date, 382 Rights were issued in respect of all outstanding shares of common stock on the 382 Record Date, and for all shares of common stock issued after the Record Date and, subject to the next sentence, prior to the earliest of the 382 Distribution Date (as defined below), the redemption of the 382 Rights and the expiration of the 382 Rights. 382 Rights may be distributed with respect to shares of common stock that become outstanding after the 382 Distribution Date only in certain limited circumstances as described in the 382 Rights Agreement (such as the issuance of common stock pursuant to stock options, employee compensation or benefit plans and convertible securities).

Term

The 382 Rights will expire on the earliest of (1) March 27, 2017, (2) the effective date of the repeal of Section 382 of the Code or any successor statute if our board of directors determines that the 382 Rights Agreement is no longer necessary or desirable for the preservation of NOLs or other tax benefits, (3) the first day of a taxable year of the Company to which the board determines that no NOLs or other tax benefits may be carried forward and (4) March 26, 2015, if approval of the 382 Rights Agreement by a majority of votes cast by the stockholders present in person or by proxy and voting on the matter has not been obtained on or before such date, unless earlier redeemed or exchanged by the Company as set forth more fully in the 382 Rights Agreement. The stockholder approval contemplated by clause (4) above is being sought in connection with the stockholders meeting being held to approve the Transaction Agreement and related matters.

Exercisability

Initially, the 382 Rights will not be exercisable. The 382 Rights will become exercisable upon the earlier of the following dates (such date, the “382 Distribution Date”):

•	on the tenth calendar day after such date that the Company learns that (a) a person (other than a Grandfathered Person (as defined below)) or group beneficially owns (as defined in the 382 Rights Agreement) 4.99% or more of the outstanding common stock or (b) a Grandfathered Person has exceeded its Grandfathered Percentage (as defined below) by 0.5% of the outstanding shares of common stock (any person or group specified in this bullet point, an “Acquiring Person”); and

•	such date, if any, as may be designated by our board of directors following the commencement of, or first public disclosure of an intention to commence, a tender or exchange offer for outstanding common stock which could result in a person or group becoming an Acquiring Person.

Grandfathered Persons

Any person or group (a “Grandfathered Person”), that beneficially owned (as disclosed in public filings) 4.99% or more of the outstanding common stock as of March 27, 2014 (such percentage, the “Grandfathered Percentage”), will not be deemed an Acquiring Person, so long as such person or group does not exceed its Grandfathered Percentage by 0.5% of the outstanding shares of common stock.

If a Grandfathered Person sells or otherwise disposes of its common stock, its Grandfathered Percentage will be the lesser of (a) its Grandfathered Percentage immediately prior to the sale or other disposition or (b) the percentage of common stock beneficially owned by the Grandfathered Person immediately following the sale or other disposition.

If at any time a Grandfathered Person beneficially owns less than 4.99% of the outstanding shares of common stock, it will cease to be a Grandfathered Person under the 382 Rights Agreement.

To the Company’s knowledge, the only Grandfathered Persons are Greenlight and Third Point.

Exempt Persons and Exempt Transactions

Prior to someone become an Acquiring Person, our board of directors can determine that any person or group that would otherwise be an Acquiring Person can be exempted from becoming an Acquiring Person or any transaction that would result in someone becoming an Acquiring Person, can be exempted in determining whether someone has become an Acquiring Person. After someone has become an Acquiring Person, the board’s ability to grant an exemption is generally limited to circumstances where a person or group has inadvertently become an Acquiring Person. Before granting an exemption, the board may require that a person or group make certain representations, undertakings or covenants.

Any exchange by any holder of LLC units in the LLC held by it on March 27, 2014 for shares of common stock pursuant to its rights under the limited liability company agreement of the LLC (the “LLC Agreement”) then in effect will be an “Exempt Transaction.”

Prior to our entry into the Transaction Agreement, our board of directors, acting upon the unanimous recommendation of the special committee established to consider the Proposal, determined to exempt the Acquisition and the related transactions described herein, including the Additional Equity Investment and the issuances contemplated by the Third Point Commitment Agreement and the Greenlight Commitment Agreement under the 382 Rights Agreement.

382 Rights Certificates and Detachability

Prior to the 382 Distribution Date, the 382 Rights will be evidenced by the certificates for shares of common stock, and the 382 Rights will be transferable with and only with the related common stock (or, in the case of uncertificated common stock, the applicable record of ownership) and will be automatically transferred with any transfer of the related common stock. Until the 382 Distribution Date (or earlier expiration of the 382 Rights), new common stock certificates issued after the 382 Record Date upon transfer or new issuances of common stock will contain a legend incorporating the 382 Rights Agreement by reference, and notice of such legend will be furnished to holders of book-entry shares. Until the 382 Distribution Date (or earlier expiration of the 382 Rights), the surrender for transfer of any certificates for shares of common stock (or book entry shares of common stock) outstanding as of the 382 Record Date, even without such legend or a copy of the summary of 382 Rights, will also constitute the transfer of the 382 Rights associated with the shares of common stock represented by such certificate or registered in book-entry form. As soon as practicable following the 382 Distribution Date, separate certificates evidencing the 382 Rights (“382 Right Certificates”) will be mailed to holders of record of the common stock as of the close of business on the 382 Distribution Date and such separate 382 Right Certificates alone will evidence the 382 Rights.

The 382 Rights are not exercisable until the 382 Distribution Date. The 382 Rights will expire on March 27, 2017 (the “Final 382 Expiration Date”), unless the 382 Rights are earlier redeemed or exchanged by the Company, in each case as described below, or upon the occurrence of certain transactions, including if approval of the 382 Rights Agreement by a majority of votes cast by the stockholders present in person or by proxy and voting on the matter has not been obtained on or before March 26, 2015, in which the 382 Rights will expire on such date.

Preferred Stock Purchasable Upon Exercise of 382 Rights

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of common stock.

Terms of Preferred Stock

The terms of the Preferred Stock issuable upon exercise of the 382 Rights are designed so that each one one-thousandth of a share of Preferred Stock is the economic and voting equivalent of one whole share of common stock of the Company. In addition, the Preferred Stock has certain minimum dividend and liquidation rights.

Flip-In Trigger

If any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a 382 Right, other than 382 Rights beneficially owned by the Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof (which will thereupon become null and void), will thereafter have the right to receive upon exercise of a 382 Right that number of one one-thousandths of a share of Preferred Stock equal to the number of shares of common stock which at the time of the applicable triggering transaction would have a market value of two times the exercise price of the 382 Right.

In addition, at such time that any person or group becomes an Acquiring Person (but not if the “flip-over” trigger applies as described in the paragraph below such that the Company is not the surviving corporation) and solely in the event that an insufficient number of authorized but unissued shares of Class B Common Stock are available to give effect to Section 7.11(e) of the LLC Agreement, the Company will offer each holder of LLC Units (other than a holder that is an Acquiring Person) the option to purchase, at a purchase price equal to the par value thereof, such number of one one-thousandths of a share of Preferred Stock equal to the number of Preferred Units (as defined in the LLC Agreement) such holder would have been entitled to receive under the LLC Agreement but for the absence of available authorized shares of Class B Common Stock (but only to the extent such Preferred Units could not be issued because of such absence).

Flip-Over Trigger

If, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a 382 Right (other than 382 Rights beneficially owned by an Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof which will have become null and void) will thereafter have the right to receive upon the exercise of a 382 Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the 382 Right.

Exchange Provision

At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph, our board of directors may exchange the 382 Rights (other than 382 Rights owned by such Acquiring Person and certain transferees thereof which will have become null and void), in whole or in part, for consideration per 382 Right consisting of one-half of the Preferred Stock (or fractions thereof) that would be issuable at such time upon the exercise of one 382 Right pursuant to the terms of the 382 Rights Agreement.

Redemption of the 382 Rights

At any time prior to the earlier of (i) the time an Acquiring Person becomes such and (ii) the Final 382 Expiration Date, the board may redeem the 382 Rights in whole, but not in part, at a price of $0.0001 per 382 Right (the “382 Redemption Price”) payable, at the option of the Company, in cash, shares of common stock or such other form of consideration as our board of directors shall determine. The redemption of the 382 Rights may be made effective at such time, on such basis and with such conditions as the board in its sole discretion may establish. Immediately upon any redemption of the 382 Rights, the right to exercise the 382 Rights will terminate and the only right of the holders of 382 Rights will be to receive the 382 Redemption Price.

Amendment of Terms of 382 Rights Agreement and 382 Rights

For so long as the 382 Rights are then redeemable, the Company may, except with respect to the 382 Redemption Price, amend the 382 Rights Agreement in any manner. After the 382 Rights are no longer redeemable, the Company may, except with respect to the 382 Redemption Price, amend the 382 Rights Agreement in any manner that does not adversely affect the interests of holders of the 382 Rights (other than holders of 382 Rights owned by or transferred to any person who is or becomes an Acquiring Person or affiliates and associates of an Acquiring Person and certain transferees thereof).

Voting Rights; Other Stockholder Rights

Until a 382 Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Anti-Dilution Provisions

The 382 Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the 382 Rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (2) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (3) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The Subscription Rights

We are distributing, at no charge, to the holders of our common stock as of 5:00 p.m., New York City time, on September 15, 2014, transferable subscription rights to purchase up to an aggregate of 12,247,393 shares of our common stock. Each subscription right will permit the holder of such right to acquire, at a rights price equal to $5.00 per share of common stock, 2.2445 shares of common stock (subject to rounding as described herein), which we refer to as the basic subscription privilege. See “The Rights Offering — Basic Subscription Privilege.” Each holder of a subscription right that fully exercises its basic subscription privilege may also subscribe for additional shares, which we refer to as the over-subscription privilege, for pro rata allocation in the event that not all available shares are purchased pursuant to the stockholders’ basic subscription privilege (subject to the limitations described herein). See “The Rights Offering — Over-Subscription Privilege.”

The rights will expire and have no value if they are not exercised by 5:00 p.m., New York City time, on October 17, 2014. All exercises of subscription rights are irrevocable.

Other than with respect to Greenlight and Third Point as described herein, a person or entity, together with related persons or entities, may not exercise subscription rights (including the over-subscription privilege) to purchase shares of our common stock in this public rights offering that would result in such person or entity, together with any related persons or entities, owning more than 4.99% of our issued and outstanding shares of common stock upon the consummation of the rights offering, the Acquisition and the related transactions described herein. Without limiting the foregoing, we do not intend to accept any subscriptions pursuant to the basic subscription privilege, or over-subscriptions pursuant to the over-subscription privilege, if we believe such subscriptions or over-subscriptions may have an unfavorable effect on our ability to preserve the NOLs.

The subscription rights are transferable, and we intend to list the subscription rights for trading on The Nasdaq Capital Market under the symbol “BIOFR” during the course of the rights offering. As a result, a holder may transfer or sell subscription rights if it does not want to purchase any shares of common stock pursuant to the rights offering. The subscription rights, however, are a new issue of securities with no prior trading market, and we cannot give any assurance that the subscription rights will trade on The Nasdaq Capital Market, that a market for the rights will develop or, if a market does develop, whether it will be sustainable throughout the period when the rights are transferable or at what prices the rights will trade. In addition, the transferee of a subscription right will be able to exercise the basic subscription attendant to such right but will only be allocated shares of common stock pursuant to the over-subscription privilege to the extent such transferee holds shares of our common stock as of the record date.

The subscription rights are governed by the DGCL.

Anti-Takeover Effects of Our Charter and Bylaws

Our Charter and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions may have the effect of delaying, deferring or preventing a future takeover or change in control of our company, even in those cases where such a transaction may be at a premium to the current market price of our common stock.

These provisions include:

The Section 382 Rights Agreement

Our ability to use the NOLs to offset future taxable income for U.S. federal income tax purposes may be limited as a result of prior or future acquisitions of our common stock. As a result, our board of directors adopted the 382 Rights Agreement to protect us from a possible limitation on our ability to use the NOLs and other future tax benefits. See “Description of Capital Stock — Series B Junior Participating Preferred Stock.”

The Section 382 Amendment

In connection with the consummation of the Acquisition, we intend to amend our Charter to add customary transfer and ownership limitations regarding preservation of the Company’s NOLs. See “The Transactions — Charter Amendment — Section 382 Amendment.”

Action by Written Consent; Special Meetings of Stockholders

Our Charter provides that stockholder action (other than actions by holders of preferred stock, if any) can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board, the chief executive officer or the president, or pursuant to a resolution adopted by a majority of the board of directors. Stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

Advance Notice Procedure

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of candidates for election to the board of directors. Stockholders at an annual meeting will be able to consider only proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Authorized but Unissued Shares

Subject to Nasdaq listing requirements, our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock may also have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Certain Other Provisions of Our Charter and Bylaws and Delaware Law

Board of Directors

Our Charter provides that the number of directors will be fixed in the manner provided in our bylaws. Our bylaws provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by the board. Our board of directors currently has seven members.

Section 203 of the DGCL

Our Charter expressly states that we have elected not to be subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to exceptions specified therein, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder,” including general mergers or consolidations or acquisitions of additional shares of the corporation, for a three-year period following the time that such stockholder became an interested stockholder.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three years immediately prior to the date of determination; and
•	the affiliates and associates of any such person.

The statute is intended to prohibit or delay mergers or other takeover or change in control attempts. Although we have elected to opt out of the statute’s provisions, we could elect to be subject to Section 203 in the future.

Description of Indebtedness

Proposed New Senior Secured Term Facility with Greenlight

On June 10, 2014, the Company executed a Commitment Letter with Greenlight, pursuant to which Greenlight has committed to provide the Company with a five-year term loan facility in an aggregate principal amount of up to $150 million to fund, in part, the Company’s acquisition of the equity interests of JBGL.

Interest and Repayments

Amounts drawn under the facility will bear interest at 9.0% per annum from the closing date through the first anniversary thereof and 10.0% per annum thereafter, and the Company will have a one-time option to elect to pay up to one year’s interest in kind. The facility will have no amortization but is subject to early repayment with 100% of the net cash proceeds received from the incurrence of any debt by the Company or the issuance of any equity securities. Voluntary prepayments of the facility will be permitted at any time. All prepayments made prior to the second anniversary of the closing date will be subject to a 1.0% prepayment premium.

Collateral

The facility will be secured by (1) a first priority lien on substantially all of the Company’s assets and substantially all of the assets, subject to certain exceptions, of each of the Company’s subsidiaries and (2) a second priority lien on the assets of any guarantor that are subject to existing valid and perfected liens to the extent such second priority lien is permitted by the documents governing such existing indebtedness or liens or otherwise consented to by the requisite holder(s) thereof.

Covenants

The facility will be subject to customary affirmative covenants including: maintenance of corporate existence and rights; performance and payment of obligations; delivery of consolidated financial statements and an annual budget; delivery of notices of default, material litigation, ERISA events and material adverse change; maintenance of properties in good working order; maintenance of books and records; maintenance of customary insurance; compliance with laws; inspection of books and properties; environmental; additional guarantors and collateral; further assurances in respect of collateral matters; use of proceeds; and payment of taxes.

The facility will also be subject to customary negative covenants including: limits on dispositions of assets outside the ordinary course of business and changes of business and ownership; limits on mergers and acquisitions; limits on dividends and stock repurchases and optional redemptions (and optional prepayments) of subordinated debt; limits on incurring indebtedness (including guarantees and other contingent obligations) and issuing preferred stock; limits on liens and further negative pledges; limits on transactions with affiliates; limits on changes in the business of the Company and its subsidiaries; limits on restrictions of subsidiaries to pay dividends or make distributions; and limits on amendments to subordinated debt.

During the term of the facility the Company will be required to maintain a minimum consolidated fixed charge coverage ratio at levels to be agreed.

Events of Default

Subject to customary and other thresholds and grace periods to be agreed upon, the following events will be an event of default under the facility allowing the lenders to accelerate the Company’s repayment obligations and exercise other remedies under the facility: nonpayment of principal, interest or other amounts; violation of covenants; incorrectness of representations and warranties in any material respect; cross default and cross acceleration; bankruptcy and similar events; material judgments; ERISA events; actual or asserted invalidity of guarantees or security documents in each case representing a material portion of the guarantees or the collateral; and a change of control of the Company. Upon and during the continuance of any payment or bankruptcy event of default, overdue principal, interest, fees and other overdue amounts shall bear interest at the applicable interest rate plus 2.0% per annum.

Credit Lines with Inwood National Bank

JBGL Builder Finance is party to a $25.0 million loan agreement (the “JBGL Revolving Credit Facility”) with Inwood National Bank (“Inwood”) as lender. The loan matures on October 13, 2014. The

JBGL Revolving Credit Facility is secured to the extent legally permissible by the existing and future notes receivables of JBGL Builder Finance and certain real property owned by Johns Creek 206, LLC in Georgia. The JBGL Revolving Credit Facility is subject to a variable interest rate based on the Bank of America Prime Lending Rate (the “Index”); provided that, the interest rate shall not be less than 4.0% per annum and greater than 18.0% per annum. As of July 9, 2014, the aggregate outstanding amount drawn under the JBGL Revolving Credit Facility was $2,400,000, and the Index was 5% per annum.

JBGL Model Fund 1, LLC (“JBGL Model”) is party to a $1.8 million loan agreement (the “JBGL Model Revolving Credit Facility”) with Inwood as lender. The loan matures on April 13, 2015. JBGL Model’s obligations under the JBGL Model Revolving Credit Facility and under any other loan documents related thereto are guaranteed by JBGL Builder Finance. The JBGL Model Revolving Credit Facility is secured to the extent legally permissible by the existing and future notes receivables of JBGL Builder Finance and certain real properties of JBGL Model in Texas and purchase money security interests in fixtures of JBGL Model. The JBGL Model Revolving Credit Facility is subject to a variable interest rate based on the Index; provided that, the interest rate shall not be less than 4.0% per annum and greater than 18.0% per annum. As of July 9, 2014, the aggregate outstanding amount drawn under the JBGL Model Revolving Credit Facility was $1,573,638, and the Index was 4% per annum.

JBGL Model is party to an additional $3.0 million loan agreement (the “September 2012 JBGL Model Revolving Credit Facility”) with Inwood as lender. The loan matures on September 15, 2014. JBGL Model’s obligations under the September 2012 JBGL Model Revolving Credit Facility and under any other loan documents related thereto are guaranteed by JBGL Builder Finance. The September 2012 JBGL Model Revolving Credit Facility is secured to the extent legally permissible by the existing and future notes receivables of JBGL Builder Finance and certain real properties of JBGL Model in Texas, fixtures and purchase money security interests in fixtures of JBGL Model. The September 2012 JBGL Model Revolving Credit Facility is subject to a variable interest rate based on the Index; provided that, the interest rate shall not be less than 4.0% per annum and greater than 18.0% per annum. As of July 9, 2014, the aggregate outstanding amount drawn under the September 2012 JBGL Model Revolving Credit Facility was $2,028,956, and the Index was 4% per annum.

Credit Line with Plainscapital Bank

JBGL Capital is party to a $7.5 million revolving credit facility (the “JBGL Capital Revolving Credit Facility”), with Plainscapital Bank as lender. The loan matures on December 13, 2015. JBGL Capital’s obligations under the JBGL Capital Revolving Credit Facility and under any other loan documents related thereto are guaranteed by JBGL Castle Pines, LP, JBGL Chateau, LLC, JBGL Exchange LLC, JBGL Hawthorne, LLC, JBGL Inwood LLC, JBGL Kittyhawk, LLC, JBGL Mustang LLC and JBGL Willow Crest LLC. The JBGL Capital Revolving Credit Facility is secured to the extent legally permissible by (i) certain real property located in Texas, (ii) JBGL Capital’s rights in a purchase agreement, dated as of February 15, 2012, with Darling Homes of Texas, LLC, (iii) JBGL Capital’s rights in a purchase agreement, dated as of May 4, 2012, with K. Hovnanian Homes — DFW, L.L.C. and (iv) JBGL Capital’s rights in a purchase agreement, dated as of June 11, 2013, with CB Jeni Acquisitions, LLC. The JBGL Capital Revolving Credit Facility is subject to an interest rate of the greater of (i) the prime rate as published in the “Bonds, Rates & Yields” table of The Wall Street Journal plus 1.0% or (ii) 5.0%. As of July 9, 2014, the aggregate outstanding amount drawn under the JBGL Capital Revolving Credit Facility was $2,400,000. All of JBGL Capital’s obligations under this loan will be assumed by JBGL Mustang at the Closing.

Other Indebtedness

JBGL Inwood LLC issued a promissory note, in the principal amount of $150,000.00, to Emerson Farm Company, Ltd. The note matures on March 21, 2017. The note does not accrue any interest (other than at the default rate of 10% per annum for any past-due payments of principal and interest), and is secured by certain real property in Texas.

JBGL Exchange LLC issued a promissory note, in the principal amount of $9 million, to Briar Ridge Investments, Ltd. The note matures on December 13, 2017. The note accrues interest at 6.0% per annum, and is secured by certain real property in Texas.

JBGL Lakeside, LLC issued a promissory note, in the approximate principal amount of $3.3 million, to Lakeside DFW Land, Ltd. The note matures on April 30, 2015. The note accrues interest at 5.0% per annum starting July 15, 2014, and is secured by certain real property in Texas.

TPG Homes At Whitfield Parc, L.L.C. and TPG Homes At Three Bridges, L.L.C. have mortgage loans outstanding, in the aggregate outstanding principal amount of $876,500 and $411,600, respectively, as of July 9, 2014, secured by certain real properties in Georgia.

Shares Eligible for Future Sale

Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur could adversely affect market prices prevailing from time to time.

After the consummation of the Acquisition and the related transactions described herein, we expect to have 31,346,336 shares of common stock outstanding, assuming that the per share value of the common stock issued to the Sellers as the equity portion of the Acquisition consideration is equal to $10.84, which was the closing sales price of our common stock on The Nasdaq Capital Market on September 15, 2014. All of the shares of common stock issued pursuant to this public rights offering will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares owned by our affiliates may not be resold except in compliance with Rule 144 volume limitations, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement. Because we will effect each of the private rights offering, the Equity Issuance and the Additional Equity Investment on a private, non-registered basis, the shares of common stock issuable pursuant to such transactions will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act. This rule is summarized below.

Rule 144

In general with Rule 144 as currently in effect, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding; or
•	the average weekly trading volume of our common stock on The Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Registration Rights

In connection with the Acquisition, we will enter into the Registration Rights Agreements at Closing, pursuant to which we may be required to register the sale of shares of common stock held by Greenlight, the Brickman Parties, Third Point and the Backstop Parties. If one or more of these parties exercises their registration rights, there may be sales of substantial amounts of our common stock in the public market. This may adversely affect the prevailing market price of our common stock in the future. See “The Rights Offering — Registration Rights.”

Share Transfer Restrictions

Each of Greenlight, Third Point and the Backstop Parties has agreed not to offer, sell, contract to sell, pledge or otherwise dispose of common stock (other than in connection with obligations pursuant to the Transaction Agreement, the Greenlight Commitment Agreement, the Third Point Commitment Agreement and the Backstop Agreements, as applicable) prior to the earlier of Closing and the termination of the Transaction Agreement in accordance with its terms.

Security Ownership of Certain Beneficial Owners and Management

The following tables set forth information with respect to the beneficial ownership of our common stock and class B common Stock as of September 15, 2014, by:

•	each person who is known by us to beneficially own 5% or more of any class of our outstanding shares of common stock;
•	each member of our board of directors who beneficially owns any class of shares of our common stock;
•	each of our executive officers; and
•	all members of our board of directors and our executive officers as a group.

Beneficial ownership is determined in accordance with the SEC rules and includes voting or investment power with respect to the securities. Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person’s spouse.

Unless otherwise indicated, the address for all beneficial owners is c/o BioFuel Energy Corp., 1600 Broadway, Suite 1740, Denver, Colorado 80202. At the close of business on September 15, 2014, there were 5,456,625 shares of common stock outstanding, net of 40,481 shares held in treasury, and 780,958 shares of class B common stock outstanding, which together constitute a total of 6,237,583 shares of outstanding voting shares of the Company. Each share of common stock and class B common stock is entitled to one vote. The percentage of common stock outstanding was determined based on 6,237,583 shares outstanding on September 15, 2014.

Beneficial Owner	Number of Shares of Common Stock	Number of Shares of Class B Common Stock	Options Exercisable(5)	Total Number of Shares Beneficially Owned	Percentage of Common Stock Outstanding
Greenlight Capital, Inc. and its affiliates(1) 2 Grand Central Tower 140 East 45th Street, 24th floor New York, NY 10017	1,427,829	780,958	—	2,208,787	35.4%
Third Point Funds(2) 390 Park Avenue, 18th floor New York, NY 10022	1,082,653	—	—	1,082,653	17.4%
Scott H. Pearce	58,887	—	17,500	76,387	1.2%
Kelly G. Maguire	22,688	—	14,250	36,938	*
Elizabeth K. Blake	5,022	—	250	5,272	*
David Einhorn(3)	2,750	—	250	3,000	*
Ernest J. Sampias	2,441	—	250	2,691	*
Richard I. Jaffee	2,500	—	250	2,750	*
John D. March	3,131	—	250	3,381	*
Mark W. Wong	35,611	—	20,250	55,861	*
All Directors and Named Executive Officers as a group, 9 persons(4)	1,560,859	780,958	53,250	2,395,067	38.4%

*	less than 1%.
(1)	Greenlight Capital, Inc. (“Greenlight Inc.”) is the investment manager for Greenlight Capital Qualified, L.P., Greenlight Capital, L.P. and Greenlight Capital Offshore Partners, and as such has voting and dispositive power over 95,448 shares of common stock and 553,969 shares of class B common stock held by Greenlight Capital Qualified, L.P., 18,268 shares of common stock and 149,933 shares of class B common stock held by Greenlight Capital, L.P., and 965,925 shares of common stock held by Greenlight Capital Offshore Partners. DME Advisors, LP (“DME Advisors”) is the investment manager for

Greenlight Reinsurance, Ltd., and as such has voting and dispositive power over 265,747 shares of common stock held by Greenlight Reinsurance, Ltd. DME Capital Management, LP (“DME Management”) is the investment manager for Greenlight Capital (Gold), LP, and Greenlight Capital Offshore Master (Gold), Ltd., and as such has voting and dispositive power over 30,192 shares of common stock and 77,056 shares of class B common stock held by Greenlight Capital (Gold), LP and 52,249 shares of common stock held by Greenlight Capital Offshore Master (Gold), Ltd. DME Advisors GP, LLC (“DME GP”) is the general partner of DME Advisors and DME Management, and as such has voting and dispositive power over 348,188 shares of common stock and 77,056 shares of class B common stock. David Einhorn, one of our directors, is the principal of Greenlight Inc., DME Advisors, DME Management and DME GP, and as such has voting and dispositive power over 1,430,829 shares of common stock and 780,958 shares of class B common stock held by these affiliates of Greenlight, Inc. Mr. Einhorn disclaims beneficial ownership of these shares, except to the extent of any pecuniary interest therein.
(2)	Includes 1,043,126 shares held of record by Third Point Offshore Master Fund LP, Third Point Partners LP, Third Point Partners Qualified LP and Third Point Ultra Master Fund LP, which are investment funds managed by Third Point LLC, and 39,527 shares held by Daniel S. Loeb, who has the power to vote and dispose of the shares held by him and the investment funds managed by Third Point LLC according to a Schedule 13D/A filed by such persons with the SEC on July 18, 2014. Shares held by Daniel S. Loeb are not subject to the Third Point Commitment Agreement.
(3)	See note 1.
(4)	Includes shares held by Greenlight Capital, Inc., which is controlled by one of our Directors, David Einhorn.
(5)	The Company plans to terminate the 2007 Equity Plan and settle all equity awards outstanding thereunder immediately prior to consummation of the Acquisition. The only equity awards currently outstanding under the 2007 Equity Plan are stock options. The per share exercise price of each such stock option exceeds the price of a share of common stock and, therefore, all such stock options will be terminated and canceled without any consideration immediately prior to consummation of the Acquisition.

Certain Relationships and Related Party Transactions

The Company

Review, Approval or Ratification of Transactions with Related Persons

Our Board of Directors reviews and pre-approves transactions we may enter into with our Directors, executive officers, principal stockholders or persons affiliated with our Directors, executive officers or principal stockholders. While we do not have formal procedures for these reviews, our Board of Directors evaluates and considers these transactions individually on a facts and circumstances basis. Furthermore, our code of business conduct and ethics requires Directors and executive officers to disclose any transaction with us in which they may have a direct or indirect interest.

Certain Equity Interests Held by Our Executive Officers, Directors and Principal Stockholders

Immediately prior to the consummation of the Company’s initial public offering in June 2007, the LLC amended and restated its limited liability company agreement to replace its then outstanding membership units with a single class of membership units. All of our historical LLC equity investors, including certain of our executive officers and principal stockholders, exchanged their existing membership units in the LLC for new membership units in amounts determined in accordance with the then-existing limited liability company agreement of the LLC and based on the initial offering price of our shares of common stock issued in the initial public offering. Upon consummation of the initial public offering, we issued to each historical LLC equity investor, including certain of our executive officers and principal stockholders, shares of our Class B common stock equal to the number of membership units held.

A summary of these issuances that remained outstanding as of September 15, 2014 is presented in the table below:

Stockholder Name	LLC Units & Class B Shares Held
Greenlight Capital, LP	149,933
Greenlight Capital Qualified, LP	553,969
Greenlight Capital (Gold), LP	77,056
Total	780,958

Holders of membership units in the LLC (other than the Company) may exchange these membership units for shares of our common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. At any time, a share of common stock is redeemed, repurchased, acquired, cancelled or terminated by us, one membership unit registered in the name of the Company will automatically be cancelled by the LLC so that the number of membership units held by the Company at all times equals the number of shares of common stock outstanding. The LLC maintains a capital account for each LLC member. No LLC member will be required to make LLC member will be required to pay to the LLC or to any other LLC member any deficit or negative balance which may exist from time to time in such member’s capital account. Membership interests in the LLC are also subject to certain restrictions on transfer, as set forth in the limited liability agreement. All of the LLC Units set forth in the table above will be converted into shares of common stock on or prior to the closing date of the Acquisition pursuant to the LLC Unit Conversion.

JBGL

The Acquisition

Greenlight and James R. Brickman are a party to, or the beneficiaries of, various agreements related to the Acquisition and the Rights Offering, including the Transaction Agreement, the Greenlight Backstop Commitment Agreement, the Brickman Employment Agreement, the Commitment Letter, the Registration Rights Agreements and the Voting Agreement, described in “The Transaction Agreement,” the “Rights Offering,” the “Voting Agreement” and “JBGL Compensation Discussion and Analysis.”

Policies and Procedures for Related Person Transactions

As a privately held company, JBGL has not established any policies and procedures regarding transactions with related persons; however, upon completion of the Acquisition, the Audit Committee of the Company will be responsible for the review and approval of all related-party transactions.

Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the receipt and exercise of the subscription rights by holders of our common stock and of the acquisition, ownership and disposition of our common stock.

This discussion does not address the tax consequences to Third Point, Greenlight and the Backstop Parties related to the private placement, the Additional Equity Investment or the Backstop Commitments. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular holder’s ownership of subscription rights or shares of our common stock. This discussion applies only to holders that hold subscription rights and shares of our common stock as capital assets for tax purposes and does not address all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	regulated investment companies;
•	real estate investment trusts;
•	certain financial institutions;
•	dealers and certain traders in securities or foreign currencies;
•	insurance companies;
•	persons holding subscription rights and shares of our common stock as part of a hedge, straddle, conversion transaction or integrated transaction;
•	persons whose “functional currency” is not the U.S. dollar;
•	persons liable for the alternative minimum tax;
•	tax-exempt organizations; and
•	persons holding subscription rights and shares of our common stock that own or are deemed to own 10% or more of our voting shares.

This discussion is based upon the tax laws of the United States including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, as of the date hereof. These laws are subject to change, possibly with retroactive effect. The discussion does not address U.S. state, local and non-U.S. tax consequences.

If a partnership holds the subscription rights or shares of our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding subscription rights or shares of our common stock is urged to consult its own tax advisor with regard to the U.S. federal income tax treatment of its investment.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSIDERATIONS OF THE RECEIPT AND EXERCISE OF THE SUBSCRIPTION RIGHTS AND THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Tax Consequences to U.S. Holders

The following section applies to you only if you are a “U.S. holder.” For this purpose, a “U.S. holder” means a beneficial owner of subscription rights or shares of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Taxation of the Subscription Rights

Receipt of the Subscription Rights

A stock distribution made by a corporation to its shareholders is generally a tax-free transaction for U.S. federal income tax purposes under Section 305(a) of the Code. For purposes of Section 305 of the Code, rights to acquire stock are treated as stock, and therefore, a distribution of a subscription right to acquire our common stock will be treated as a stock distribution. If Section 305(a) of the Code does not apply to the distribution, the distribution would be treated as a taxable distribution of property under either Section 305(b) or 305(c) of the Code.

Although the authorities governing transactions such as this rights offering are complex and do not speak directly to the consequences of certain aspects of this rights offering, including, for example, the effects of the over-subscription privilege, the private placement, the Additional Equity Investment and the Backstop Commitments, it is the opinion of our counsel, Cravath, Swaine & Moore LLP, that the receipt of the subscription rights in connection with the rights offering should be treated, under Section 305(a) of the Code, as a nontaxable distribution with respect to our common stock (the “Original Shares”) for U.S. federal income tax purposes.

If the receipt of the subscription rights is treated as a distribution described in either Section 305(b) or 305(c) of the Code, the receipt would be treated as a taxable dividend in an amount equal to the lesser of the fair market value of the subscription rights and your allocable share of our current or accumulated earnings and profits (“E&P”). Any excess would be treated first as a tax-free return of capital to the extent of your adjusted basis in your shares of our common stock and then as capital gain.

The remainder of this discussion assumes that the receipt of the subscription rights is treated as a nontaxable stock distribution for U.S. federal income tax purposes.

If the fair market value of the subscription rights you receive is less than 15% of the fair market value of your Original Shares (with respect to which the subscription rights are distributed) on the date you receive the subscription rights, your subscription rights will be allocated a zero basis for U.S. federal income tax purposes unless you affirmatively elect to allocate your basis in the Original Shares between your Original Shares and your subscription rights in proportion to their relative fair market values determined on the date you receive the subscription rights. This election must be made in the tax return for the taxable year in which the subscription rights are received. On the other hand, if the fair market value of the subscription rights received is greater than or equal to 15% of the fair market value of your Original Shares (with respect to which the subscription rights are distributed) on the date you receive your subscription rights, then your basis in your Original Shares will be allocated between your Original Shares and the subscription rights in proportion to their relative fair market values determined on the date you receive the subscription rights.

Sale or Other Disposition of the Subscription Rights

Gain or loss realized by you on the sale or other taxable disposition of subscription rights prior to the expiration date will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between (a) your tax basis, if any, in the rights sold or otherwise disposed of and (b) the amount of cash and the fair market value of any property received by you in exchange for the rights. Gain or loss will be long-term capital gain or loss if your holding period for the rights exceeds one year at the time of disposition. For this purpose, your holding period in the subscription rights will include your holding period in the shares of common stock with respect to which the subscription rights were distributed. If you are an individual, long-term capital gains may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Exercise of the Subscription Rights

The exercise of the subscription rights by or on behalf of you will not be a taxable transaction for U.S. federal income tax purposes. Your tax basis in the new shares of our common stock acquired upon exercise of the subscription rights will equal the sum of the price paid for the new shares and your tax basis (as determined above), if any, in the subscription rights you exercised. The holding period of the new shares of our common stock will begin on the day the subscription rights are exercised.

Expiration of the Subscription Rights

In the event that you allow your subscription rights to expire without exercising them, the tax basis in your Original Shares will be equal to their tax basis immediately before your receipt of the subscription rights (and, accordingly, the tax basis in your subscription rights will be deemed to be zero) and, therefore, you will not recognize any loss upon the expiration of the subscription rights. If the subscription rights expire without exercise after you have disposed of all or a portion of your Original Shares, you should consult your own tax advisor regarding the ability to recognize a loss (if any) on the expiration of the subscription rights.

Taxation of Our Common Stock

Distributions on Our Common Stock

Any distributions of cash or property made with respect to our common stock generally must be included in your income as ordinary dividend income to the extent paid out of our current or accumulated E&P as determined for U.S. federal income tax purposes. To the extent that the amount of any distribution exceeds our E&P, those excess amounts will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in your shares of our common stock and, thereafter, as capital gain.

Sale or Other Disposition of Our Common Stock

Gain or loss realized by you on the sale or other taxable disposition of shares of our common stock will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between your adjusted tax basis in your shares of our common stock and your amount realized on the disposition. Gain or loss will be long-term capital gain or loss if you held our common stock for more than one year. If you are an individual who holds our common stock for more than one year, you may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Payments of dividends on our common stock, and the proceeds from a sale or other disposition of our common stock may be subject to information reporting and to backup withholding unless you are an exempt recipient or, in the case of backup withholding, you provide a correct taxpayer identification number and certify that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service (the “IRS”).

Tax Consequences to Non-U.S. Holders

This section applies to you if you are a “non-U.S. holder.” A “non-U.S. holder” is any beneficial owner of subscription rights or shares of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

Taxation of the Subscription Rights and Our Common Stock

Receipt, Exercise and Expiration of the Subscription Rights

A stock distribution made by a corporation to its shareholders is generally a tax-free transaction for U.S. federal income tax purposes under Section 305(a) of the Code. For purposes of Section 305 of the Code, rights to acquire stock are treated as stock, and therefore, a distribution of a subscription right to acquire our common stock will be treated as a stock distribution. If Section 305(a) of the Code does not apply to the distribution, the distribution would be treated as a taxable distribution of property under either Section 305(b) or 305(c) of the Code.

Although the authorities governing transactions such as this rights offering are complex and do not speak directly to the consequences of certain aspects of this rights offering, including, for example, the effects of the over-subscription privilege, the private placement, the Additional Equity Investment and the Backstop Commitments, it is the opinion of our counsel, Cravath, Swaine & Moore LLP, that the receipt of the subscription rights in connection with the rights offering should be treated, under Section 305(a) of the Code, as a nontaxable distribution with respect to the Original Shares for U.S. federal income tax purposes.

If the receipt of the subscription rights is treated as a distribution described in either Section 305(b) or 305(c) of the Code, the receipt would be treated as a taxable dividend in an amount equal to the lesser of the fair market value of the subscription rights and your allocable share of our current or accumulated E&P. Dividends paid respect to our common stock generally will be subject to withholding tax as described under “ — Tax Consequences to Non-U.S. Holders — Distributions on Our Common Stock” below. Any excess would be treated first as a tax-free return of capital to the extent of your adjusted basis in your shares of our common stock and then as capital gain. In general, you will be subject to U.S. federal income tax (or any withholding thereof) on any capital gain only to the extent described under “ — Tax Consequences to Non-U.S. Holders — Sale or other Disposition of Our Common Stock” below.

The remainder of this discussion assumes that the receipt of the subscription rights is treated as a nontaxable stock distribution for U.S. federal income tax purposes.

You will not be subject to U.S. federal income tax (or any withholding thereof) on the exercise or expiration of the subscription rights.

Sale or Other Disposition of Our Common Stock

In general, you will not be subject to U.S. federal income tax (or any withholding thereof) on any gain realized on a sale of our common stock by you unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States (and, if an income tax treaty applies, is attributable to a United States permanent establishment);
•	you are an individual, you hold your shares of common stock as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions; or
•	we are or have been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period preceding disposition or your holding period, more than 5% of our common stock (including subscription rights for our common stock).

Gain that is effectively connected with your conduct of a trade or business within the United States (and, if an income tax treaty applies, is attributable to a United States permanent establishment) generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, a “branch profits tax” of 30% (or a lower rate prescribed in an applicable income tax treaty) also may apply to such effectively connected gain.

A domestic corporation is treated as a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of (1) the fair market value of its United States real property interests, (2) the fair market value of its non-United States real property interests and (3) the fair market value of any other of its assets which are used or held for use in a trade or business. We believe that we are not currently, and have not been within the relevant testing period, a USRPHC. However, no assurance can be given that we will not become a USRPHC in the future. You are urged to consult your own tax advisor regarding the U.S. federal income tax considerations that could result if we are, or become, a USRPHC.

Distributions on Our Common Stock

Any distributions of cash or property made with respect to our common stock generally will be subject to withholding tax to the extent paid out of our E&P, if any, at a rate of 30% (or a lower rate prescribed in an applicable income tax treaty). In order to obtain a reduced withholding tax rate, if applicable, you will be required to provide an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying your entitlement to benefits under a treaty. In addition, you will not be subject to withholding tax if you provide an IRS Form W-8ECI certifying that the distributions are effectively connected with your conduct of a trade or business within the United States; instead, you will be taxed as described under “ — Tax Consequences to Non-U.S. Holders — Sale or other Disposition of Our Common Stock” above.

Information Reporting and Backup Withholding

Payments of dividends (including any withholding thereof) on our common stock will generally be subject to information reporting. Unless you comply with certification procedures to establish that you are not a U.S. person, information reporting may apply to the proceeds from a sale or other disposition of our common stock and you may be subject to U.S. backup withholding tax on payments of dividends or the proceeds from a sale or other disposition of our common stock. The amount of any backup withholding will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements

Sections 1471 through 1474 of the Code (provisions commonly referred to as “FATCA”) generally impose a withholding tax of 30% on dividend income from our common stock and on the gross proceeds of a sale or other disposition of our common stock, if the payments are made to certain foreign entities, unless certain diligence, reporting, withholding and certification obligations and requirements are met. Current IRS guidance delays the implementation of withholding under FATCA with respect to payments of gross proceeds until after December 31, 2016.

The withholding under FATCA described above generally applies to payments of dividends or gross proceeds made to (i) a “foreign financial institution” (as a beneficial owner or an intermediary), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) and (ii) a foreign entity acting as a beneficial owner or an intermediary that is not a “foreign financial institution,” unless such entity makes a certification identifying its substantial U.S. owners (as defined for this purpose) or makes a certification that such foreign entity does not have any substantial U.S. owners. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits.

Non-U.S. holders should consult their own tax advisors regarding the implications of this legislation on their investment in our common stock.

Plan of Distribution

On or about September 18, 2014, we will distribute the subscription rights and rights certificates to individuals who owned shares of our common stock as of 5:00 p.m., New York City time, on September 15, 2014, the record date.

If you wish to exercise your subscription rights and purchase shares of common stock, you should complete the rights certificate and return it with payment for the shares to the subscription agent, Broadridge Corporate Issuer Solutions, Inc., at the following address:

By Mail: Broadridge Corporate Issuer Solutions, Inc. Attn: Reorganization Department P.O. Box 1317 Brentwood, NY 11717	By Hand or Overnight Courier: Broadridge Corporate Issuer Solutions, Inc. Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

See “The Rights Offering — Method of Exercising Subscription Rights.” If you have any questions, you should contact the information agent, Broadridge Corporate Issuer Solutions, Inc., at (855) 627-5082.

Other than the Transaction Agreement, the Backstop Agreements, the Third Point Commitment Agreement, the Greenlight Commitment Agreement and the Voting Agreement, each as described herein, we do not know of any existing agreements between or among any stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the common stock issuable upon exercise of the subscription rights issued in this offering.

Legal Matters

The validity of the securities issued in this offering and the material U.S. federal income tax consequences of the receipt, exercise and expiration of the subscription rights issued in this offering will be passed upon for us by Cravath, Swaine & Moore LLP, New York, NY.

Experts

The audited consolidated financial statements and schedule of BioFuel Energy Corp. included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The audited combined and consolidated financial statements of JBGL Builder Finance, LLC, and its consolidated subsidiaries and affiliated companies and JBGL Capital companies included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Where You Can Find More Information

We make periodic filings and other filings required to be filed by us as a reporting company under Sections 13 and 15(d) of the Exchange Act. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov that contains the reports, proxy and information statements, and other information that we file electronically with the SEC.

We maintain an Internet site at www.bfenergy.com. Our website, and the information contained on or connected to that site, is not incorporated into this prospectus, and you should not rely on any such information in making your decision whether to purchase securities. You can find a link to our periodic filings and other filings required to be filed by us as a reporting company with the SEC on our website at the following URL: www.bfenergy.com/sec.html.

You may refer any questions regarding the rights offering to Broadridge Corporate Issuer Solutions, Inc., the information agent, at (855) 627-5082 or:

By Mail: Broadridge Corporate Issuer Solutions, Inc. Attn: Reorganization Department P.O. Box 1317 Brentwood, NY 11717	By Hand or Overnight Courier: Broadridge Corporate Issuer Solutions, Inc. Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

Index to Financial Statements

Consolidated Financial Statements of BioFuel Energy Corp.
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets, December 31, 2013 and 2012	F-3
Consolidated Statements of Operations for the years ended December 31, 2013 and 2012	F-4
Consolidated Statement of Changes in Equity for the years ended December 31, 2013 and 2012	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2013 and 2012	F-6
Notes to Consolidated Financial Statements	F-7
Schedule I	F-26
Unaudited Financial Statements
Consolidated Balance Sheets, June 30, 2014 and December 31, 2013	F-27
Consolidated Statements of Operations for the three and six months ended June 30, 2014 and 2013	F-28
Consolidated Statement of Changes in Equity for the six months ended June 30, 2014 and the year ended December 31, 2013	F-29
Consolidated Statements of Cash Flows for the six months ended June 30, 2014 and 2013	F-30
Notes to Consolidated Financial Statements	F-31
Combined and Consolidated Financial Statements of JBGL
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-42
Combined and Consolidated Balance Sheets, December 31, 2013 and 2012	F-43
Combined and Consolidated Statements of Income for the years ended December 31, 2013, 2012 and 2011	F-44
Combined and Consolidated Statements of Changes in Members’ Equity for the years ended December 31, 2013, 2012 and 2011	F-45
Combined and Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011	F-46
Notes to Combined and Consolidated Financial Statements	F-47
Unaudited Financial Statements
Condensed Combined and Consolidated Balance Sheets, June 30, 2014 and December 31, 2013	F-60
Condensed Combined and Consolidated Statements of Income for the three months and six months ended June 30, 2014 and 2013	F-61
Condensed Combined and Consolidated Statements of Changes in Members’ Equity for the six months ended June 30, 2014 and the year ended December 31, 2013	F-62
Condensed Combined and Consolidated Statements of Cash Flows for the six months ended June 30, 2014 and 2013	F-63
Notes to Condensed Combined and Consolidated Financial Statements	F-64

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
BioFuel Energy Corp.

We have audited the accompanying consolidated balance sheets of BioFuel Energy Corp. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in equity, and cash flows for each of the two years in the period ended December 31, 2013. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 8. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BioFuel Energy Corp. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

Denver, Colorado
March 26, 2014

BioFuel Energy Corp.

Consolidated Balance Sheets
(in thousands, except share data)

	December 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents	$12,605	$8,554
Prepaid expenses	124	126
Deposits	2,361	3,074
Other current assets	39	—
Total current assets	15,129	11,754
Non-current assets:
Property, plant and equipment, net	71	106
Other assets	22	2,195
Total non-current assets	93	2,301
Assets held for sale	432	236,368
Total assets	$15,654	$250,423
Liabilities and equity
Current liabilities:
Accounts payable	$50	$27
Current portion of long-term debt	—	4
Other current liabilities	4,262	132
Total current liabilities	4,312	163
Non-current liabilities:
Long-term debt, net of current portion	—	6
Total non-current liabilities	—	6
Liabilities held for sale	289	195,144
Total liabilities	4,601	195,313
Commitments and contingencies
Equity
BioFuel Energy Corp. stockholders’ equity
Preferred stock, $0.01 par value; 5,000,000 shares authorized and no shares outstanding at December 31, 2013 and December 31, 2012	—	—
Common stock, $0.01 par value; 10,000,000 shares authorized and 5,482,585 shares outstanding at December 31, 2013 and 5,483,773 shares outstanding at December 31, 2012	54	54
Class B common stock, $0.01 par value; 3,750,000 shares authorized and 795,479 shares outstanding at December 31, 2013 and December 31, 2012	8	8
Less common stock held in treasury, at cost, 40,481 shares at December 31, 2013 and December 31, 2012	(4,316)	(4,316)
Additional paid-in capital	191,197	189,604
Accumulated deficit	(168,328)	(129,120)
Total BioFuel Energy Corp. stockholders’ equity	18,615	56,230
Noncontrolling interest	(7,562)	(1,120)
Total equity	11,053	55,110
Total liabilities and equity	$15,654	$250,423

The accompanying notes are an integral part of these financial statements.

BioFuel Energy Corp.

Consolidated Statements of Operations
(in thousands, except per share data)

	Years Ended December 31,
	2013	2012
General and administrative expenses:
Compensation expense	$(8,107)	$(4,283)
Other	(1,636)	(1,807)
Operating loss	(9,743)	(6,090)
Other expense	(3)	—
Loss from continuing operations before income taxes	(9,746)	(6,090)
Income tax provision (benefit)	—	—
Loss from continuing operations	(9,746)	(6,090)
Discontinued operations:
Loss from discontinued operations	(11,885)	(40,232)
Loss on disposal of plants	(24,019)	—
Income tax provision (benefit)	—	—
Loss from discontinued operations	(35,904)	(40,232)
Net loss	(45,650)	(46,322)
Less: Net loss from continuing operations attributable to noncontrolling interest	1,375	852
Less: Net loss from discontinued operations attributable to the noncontrolling interest	5,067	5,627
Net loss attributable to BioFuel Energy Corp. common stockholders	$(39,208)	$(39,843)
Amounts attributable to BioFuel Energy Corp.:
Loss from continuing operations	$(8,371)	$(5,238)
Loss from discontinued operations	(30,837)	(34,605)
Net loss attributable to BioFuel Energy Corp.	$(39,208)	$(39,843)
Basic and fully diluted loss per share attributable to BioFuel Energy Corp.:
Continuing operations	$(1.57)	$(1.01)
Discontinued operations	(5.77)	(6.64)
	$(7.34)	$(7.65)
Weighted average shares outstanding-basic and fully diluted	5,345	5,208

The accompanying notes are an integral part of these financial statements.

BioFuel Energy Corp.

Consolidated Statement of Changes in Equity
Years Ended December 31, 2013 and December 31, 2012
(in thousands, except share data)

	Common Stock		Class B Common Stock		Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Total BioFuel Energy Corp. Stockholders’ Equity	Noncontrolling Interest	Total Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2011	5,270,848	$53	931,154	$9	$(4,316)	$187,841	$(89,277)	$94,310	$5,632	$99,942
Stock-based compensation	—	—	—	—	—	1,490	—	1,490	—	1,490
Exchange of Class B shares to common	135,675	1	(135,675)	(1)	—	273	—	273	(273)	—
Issuance of restricted stock, (net of forfeitures)	77,250	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(39,843)	(39,843)	(6,479)	(46,322)
Balance at December 31, 2012	5,483,773	$54	795,479	$8	$(4,316)	$189,604	$(129,120)	$56,230	$(1,120)	$55,110
Stock-based compensation	—	—	—	—	—	1,593	—	1,593	—	1,593
Issuance of restricted stock, (net of forfeitures)	(1,188)	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(39,208)	(39,208)	(6,442)	(45,650)
Balance at December 31, 2013	5,482,585	$54	795,479	$8	$(4,316)	$191,197	$(168,328)	$18,615	$(7,562)	$11,053

The accompanying notes are an integral part of these financial statements.

BioFuel Energy Corp.

Consolidated Statements of Cash Flows
(in thousands)

	Years Ended December 31,
	2013	2012
Cash flows from operating activities
Net loss	$(45,650)	$(46,322)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss on disposal of plants	24,019	—
Depreciation and amortization	25,337	28,300
Stock-based compensation expense	1,593	1,490
Changes in operating assets and liabilities:
Accounts receivable	1,481	4,335
Inventories	1,764	12,745
Prepaid expenses	474	1,266
Accounts payable	(8,468)	2,276
Other current liabilities	10,800	508
Other assets and liabilities	1,870	(3,145)
Net cash provided by operating activities	13,220	1,453
Cash flows from investing activities
Purchases of property, plant and equipment	(2,412)	(843)
Proceeds from disposition of plants	1,742	—
Payment on disposition of plants	(8,842)	—
Net cash used in investing activities	(9,512)	(843)
Cash flows from financing activities
Repayment of debt	—	(6,300)
Repayment of notes payable and capital leases	(159)	(126)
Net cash used in financing activities	(159)	(6,426)
Net increase (decrease) in cash and cash equivalents	3,549	(5,816)
Cash and cash equivalents, beginning of period	9,323	15,139
Cash and cash equivalents, end of period	$12,872	$9,323
Cash paid for income taxes	$7	$6
Cash paid for interest	$384	$4,283
Non-cash investing and financing activities:
Additions to property, plant and equipment unpaid during period	$—	$4

The accompanying notes are an integral part of these financial statements.

BioFuel Energy Corp.

Notes to Consolidated Financial Statements

1. Organization, Nature of Business, and Basis of Presentation

Organization, Nature of Business, and Basis of Presentation

BioFuel Energy Corp. (“we” or “the Company”) was incorporated as a Delaware corporation on April 11, 2006 to invest solely in BioFuel Energy, LLC (the “LLC”), a limited liability company organized on January 25, 2006 to build and operate ethanol production facilities in the Midwestern United States. The Company’s headquarters are located in Denver, Colorado. We are a shell company under federal securities laws a holding company with no operations of our own. We are the sole managing member of the LLC, which is itself a holding company and indirectly owned all of our former operating assets. As the sole managing member of the LLC, the Company operates and controls all of the business and affairs of the LLC and its subsidiaries. The Company operated two dry-mill ethanol production facilities located in Wood River, Nebraska and Fairmont, Minnesota from June 2008 through November 2013, which produced and sold ethanol and its related co-products, primarily distillers grain and corn oil. Each of these plants had an undenatured nameplate production capacity of approximately 110 million gallons per year (“Mmgy”).

The Company’s ethanol plants were owned and operated by the operating subsidiaries of the LLC (the “Operating Subsidiaries”). Those Operating Subsidiaries were party to a Credit Agreement (the “Senior Debt Facility”) with a group of lenders, for which First National Bank of Omaha acted as Administrative Agent and Collateral Agent, and substantially all of the assets of the Operating Subsidiaries were pledged as collateral under the Senior Debt Facility. Neither the Company nor the LLC was a party, either as borrower or guarantor, under the Senior Debt Facility, and none of their respective assets, other than the LLC interests in the Operating Subsidiaries themselves, were pledged as collateral under the Senior Debt Facility.

In the third quarter of 2012, due to our limited and declining liquidity, our Board of Directors determined that, in order to preserve cash at the LLC, the Operating Subsidiaries would not make the regularly-scheduled payments of principal and interest that were due under the outstanding Senior Debt Facility on September 28, 2012. As a result, the Operating Subsidiaries received a Notice of Default from the Administrative Agent on behalf of the lenders under the Senior Debt Facility. Following this initial default, the Operating Subsidiaries did not made any of the subsequent regularly-scheduled quarterly principal and interest payments.

On April 11, 2013, the Operating Subsidiaries entered into a definitive agreement (the “Lender Agreement”) with First National Bank of Omaha, as Escrow Agent under the Lender Agreement, and as Administrative Agent and Collateral Agent for the lenders under the Senior Debt Facility. Under the terms of the Lender Agreement, the Administrative Agent and the lenders agreed to provide the Operating Subsidiaries with a period of time to allow the Company to pursue one or more strategic alternatives, including but not limited to a potential sale of one or both of the Company’s ethanol plants. Simultaneously with the execution of the Lender Agreement, the Operating Subsidiaries, the Administrative Agent and the lenders under the Senior Debt Facility also entered into a Deed in Lieu of Foreclosure Agreement and Joint Escrow Instructions (the “Deed in Lieu Agreement”), pursuant to which, among other things, the Operating Subsidiaries would transfer ownership of their respective ethanol plants, including the underlying real property, personal property and all material contracts used to operate the plants, to certain designees of the Administrative Agent and the lenders (“Newco”), in full satisfaction of all outstanding obligations under the Senior Debt Facility and in lieu of the Administrative Agent and the lenders exercising their rights and remedies under the Senior Debt Facility.

On November 5, 2013, the Company was notified by the lenders under the Senior Debt Facility and Green Plains Renewable Energy, Inc. (“Green Plains”) that a definitive agreement has been entered into for the lenders to sell the Company’s ethanol plants plus working capital to Green Plains. On November 22, 2013, the Administrative Agent delivered written notice to the Escrow Agent directing the Escrow Agent to consummate the transfers under the Deed in Lieu Agreement, resulting in the Company’s ethanol plants and all related assets being transferred to Newco in full satisfaction of all outstanding obligations under the Senior Debt Facility. Newco simultaneously sold the ethanol plants to Green Plains. On November 25, 2013, the Company and certain of its subsidiaries entered into an Undertaking and Release Agreement dated as of

BioFuel Energy Corp.

Notes to Consolidated Financial Statements

1. Organization, Nature of Business, and Basis of Presentation  – (continued)

November 22, 2013 (the “Release Agreement”) with First National Bank of Omaha, as Administrative Agent and Collateral Agent under the Senior Debt Facility. Under the terms of the Release Agreement, the lenders paid to the Company an aggregate amount of $3,330,000 in full satisfaction of any obligations of the lenders to the Company under the Deed in Lieu Agreement.

The Company has not yet determined whether, or how, it might reinvest its remaining cash in another enterprise or return such cash to its shareholders in a liquidation or other transaction. The accompanying consolidated financial statements have accounted for the disposition of the ethanol plants as discontinued operations. Prior year amounts have been reclassified to reflect the disposition of the ethanol plants being accounted for as discontinued operations.

At December 31, 2013, the Company owned 87.3% of the LLC membership units with the remaining 12.7% owned by an individual and by certain investment funds affiliated with one of the original equity investors of the LLC. The Class B common shares of the Company are held by the same individual and investment funds who held 795,479 membership units in the LLC as of December 31, 2013 that, together with the corresponding Class B shares, can be exchanged for newly issued shares of common stock of the Company on a one-for-one basis. The proportionate value of the LLC membership units held by the individual or investment funds other than the Company are recorded as noncontrolling interest on the consolidated balance sheets. Holders of shares of Class B common stock have no economic rights but are entitled to one vote for each share held. Shares of Class B common stock are retired upon exchange of the related membership units in the LLC.

2. Discontinued Operations — Disposal of Ethanol Plants

As described in Note 1, on November 22, 2013, the Company disposed of its ownership in its two ethanol plants. The operating loss until the date of disposal and the loss from disposal of assets and liabilities classified as held for sale is summarized as follows (in thousands):

	Years Ended December 31,
	2013	2012
Net sales	$298,429	$463,280
Cost of goods sold	304,957	493,901
Gross loss	(6,528)	(30,621)
General and administrative expenses	6,150	3,778
Operating loss	(12,678)	(34,399)
Other income (expense):
Other income	7,850	1,442
Interest expense	(7,057)	(7,275)
Loss before loss on disposal of plants and income taxes	(11,885)	(40,232)
Loss on disposal of plants	(24,019)	—
Income tax provision (benefit)	—	—
Loss from discontinued operations	$(35,904)	$(40,232)

BioFuel Energy Corp.

Notes to Consolidated Financial Statements

2. Discontinued Operations — Disposal of Ethanol Plants  – (continued)

The carrying amounts of the assets and liabilities of the ethanol plants is summarized as follows (in thousands):

	December 31,
	2013	2012
Current assets:
Cash and cash equivalents	$267	$769
Accounts receivable	—	9,256
Inventories	—	13,443
Prepaid expenses	1	756
Other current assets	164	78
Total current assets	432	24,302
Non-current assets:
Property, plant and equipment, net	—	209,539
Debt issuance costs, net	—	1,739
Other assets	—	788
Total non-current assets	—	212,066
Assets held for sale	$432	$236,368
Current liabilities:
Accounts payable	$289	$11,611
Current portion of long-term debt	—	170,630
Current portion of tax increment financing	—	399
Other current liabilities	—	2,368
Total current liabilities	289	185,008
Non-current liabilities:
Long-term debt, net of current portion	—	2,789
Tax increment financing, net of current portion	—	4,275
Other non-current liabilities	—	3,072
Total non-current liabilities	—	10,136
Liabilities held for sale	$289	$195,144

BioFuel Energy Corp.

Notes to Consolidated Financial Statements

2. Discontinued Operations — Disposal of Ethanol Plants  – (continued)

The carrying amount of the net assets of the ethanol plants recognized at the date of disposal, November, 22, 2013, were as follows (in thousands):

Current assets:
Accounts receivable	$7,775
Inventories	11,679
Prepaid expenses	283
Deposits	1,288
Total current assets	21,025
Non-current assets:
Property, plant and equipment, net	187,519
Debt issuance costs, net	862
Total non-current assets	188,381
Current liabilities:
Accounts payable	(2,831)
Current portion of long-term debt	(170,630)
Current portion of tax increment financing	(301)
Other current liabilities	(9,038)
Total current liabilities	(182,800)
Non-current liabilities:
Long-term debt, net of current portion	(2,640)
Tax increment financing, net of current portion	(4,129)
Other non-current liabilities	(2,918)
Total non-current liabilities	(9,687)
Total net liabilities	(16,919)
Cash consideration received	1,742
Cash disposed of	(8,842)
Loss on disposal of plants	$24,019

Of the $3,330,000 the Company received from the lenders under the Release Agreement, $938,000 was accounted for as a return of a deposit previously posted with the lenders and $650,000 was accounted for as past accrued management fees paid, thereby resulting in net cash consideration received of $1,742,000.

3. Summary of Significant Accounting Policies

Principles of Consolidation and Noncontrolling Interest

The accompanying consolidated financial statements include the Company, the LLC and its wholly-owned subsidiaries: BFE Holdings, LLC; BFE Operating Company, LLC; Buffalo Lake Energy, LLC; and Pioneer Trail Energy, LLC. All inter-company balances and transactions have been eliminated in consolidation. The Company treats all exchanges of LLC membership units for Company common stock as equity transactions, with any difference between the fair value of the Company’s common stock and the amount by which the noncontrolling interest is adjusted being recognized in equity.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets

BioFuel Energy Corp.

Notes to Consolidated Financial Statements

3. Summary of Significant Accounting Policies  – (continued)

and liabilities and disclosures in the accompanying notes at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the time that the Company owned and operated its ethanol facilities, which was through November 22, 2013, the Company sold its ethanol, distillers grain and corn oil products under the terms of marketing agreements. Revenue was recognized when risk of loss and title transferred upon shipment of ethanol, distillers grain or corn oil. In accordance with the marketing agreements, the Company recorded its revenues based on the amounts payable to us at the time of our sales of ethanol, distillers grain or corn oil. For our ethanol that was sold within the United States, the amount payable was equal to the average delivered price per gallon received by the marketing pool from Cargill Inc.’s (“Cargill”) customers, less average transportation and storage charges incurred by Cargill, and less a commission. We also sold a portion of our ethanol production to Cargill for export, which sales were shipped undenatured and were excluded from the marketing pool. For exported ethanol sales, the amount payable was equal to the contracted delivered price per gallon, less transportation and storage charges, and less a commission. The amount payable for distillers grain and corn oil was generally equal to the market price at the time of sale less a commission.

Cost of goods sold

During the time that the Company owned and operated its ethanol facilities, which was through November 22, 2013, cost of goods sold primarily included costs of materials (primarily corn, natural gas, chemicals and denaturant), electricity, purchasing and receiving costs, inspection costs, shipping costs, lease costs, plant management, certain compensation costs and general facility overhead charges, including depreciation expense.

General and administrative expenses

General and administrative expenses consist of salaries and benefits paid to our management and administrative employees, expenses relating to third party services, travel, office rent, marketing and other expenses, including certain expenses associated with being a public company, such as fees paid to our independent auditors associated with our annual audit and quarterly reviews, directors’ fees, and listing and transfer agent fees.

Cash and Cash Equivalents

Cash and cash equivalents include highly-liquid investments with an original maturity of three months or less. At December 31, 2013, we had $12.9 million of cash and cash equivalents invested in standard cash accounts held at two financial institutions, which is in excess of FDIC insurance limits.

Accounts Receivable

During the time that the Company owned and operated its ethanol facilities, which was through November 22, 2013, accounts receivable were carried at original invoice amount less an estimate made for doubtful accounts based on a review of all outstanding amounts on a monthly basis. Management determined the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions. The Company did not charge interest for any past due accounts receivable. As of December 31, 2012 no allowance was considered necessary. As of December 31, 2012 accounts receivable are included as part of assets held for sale on the consolidated balance sheets.

Concentrations of Credit Risk

During the time that the Company owned and operated its ethanol facilities, which was through November 22, 2013, credit risk represented the accounting loss that would be recognized at the reporting date

BioFuel Energy Corp.

Notes to Consolidated Financial Statements

3. Summary of Significant Accounting Policies  – (continued)

if counterparties failed completely to perform as contracted. Concentrations of credit risk, whether on- or off-balance sheet, that arose from financial instruments existed for groups of customers or counterparties when they had similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions described below.

During the years ended December 31, 2013 and 2012, the Operating Subsidiaries recorded sales to Cargill representing 76% and 75%, respectively, of total net sales. As of December 31, 2012, the Operating Subsidiaries had receivables from Cargill of $7.5 million, representing 81% of total accounts receivable. As of December 31, 2013, the Operating Subsidiaries had no receivables from Cargill.

The Operating Subsidiaries purchased corn, its largest cost component in producing ethanol, from Cargill. During the years ended December 31, 2013 and 2012, corn purchases from Cargill totaled $230.7 million and $384.6 million, respectively. As of December 31, 2012, the Operating Subsidiaries had payables to Cargill of $9.0 million related to corn purchases. As of December 31, 2012 payables to Cargill are included as part of liabilities held for sale on the consolidated balance sheet. As of December 31, 2013, the Operating Subsidiaries had no payables to Cargill related to corn purchases.

Inventories

During the time that the Company owned and operated its ethanol facilities, which was through November 22, 2013, raw materials inventories, which consisted primarily of corn, denaturant, supplies and chemicals, and work in process inventories were valued at the lower-of-cost-or-market, with cost determined on a first-in, first-out basis. Finished goods inventories consisted of ethanol and distillers grain and were stated at lower of average cost or market.

As of December 31, 2012 inventories are included as part of assets held for sale on the consolidated balance sheets. A summary of inventories as of December 31, 2012 is as follows (in thousands):

Raw materials	$8,198
Work in process	2,831
Finished goods	2,414
$13,443

Derivative Instruments and Hedging Activities

During the time that the Company owned and operated its ethanol facilities, which was through November 22, 2013, derivatives were recognized on the balance sheet at their fair value and were included in the accompanying balance sheets as “derivative financial instruments”. On the date the derivative contract was entered into, the Company would designate the derivative either as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge). Changes in the fair value of a derivative that was highly effective and that was designated and qualified as a cash flow hedge were recorded in other comprehensive income, net of tax effect, until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable rate asset or liability are recorded in earnings). Changes in the fair value of undesignated derivative instruments or derivatives that did not qualify for hedge accounting were recognized in current period operations.

Accounting guidance for derivatives requires a company to evaluate contracts to determine whether the contracts are derivatives. Certain contracts that meet the definition of a derivative may be exempted as normal purchases or normal sales. Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business. The Company’s contracts for corn and natural gas purchases and ethanol sales that met those requirements and were designated as either normal purchase or normal sale contracts were exempted from the derivative accounting and reporting requirements.

BioFuel Energy Corp.

Notes to Consolidated Financial Statements

3. Summary of Significant Accounting Policies  – (continued)

Property, Plant and Equipment

Property, plant and equipment at December 31, 2013 is comprised of office furniture and equipment at the Company’s headquarters and is recorded at cost. Depreciation on office furniture and equipment is computed by the straight line method over a range of three to ten years, depending on the asset. During the time that the Company owned and operated its ethanol facilities, which was through November 22, 2013, property, plant and equipment at the plants was also recorded at cost and was depreciated by the straight line method over a range of three to forty years, depending on the asset. As of December 31, 2012 property, plant and equipment at the plants is included as part of assets held for sale on the consolidated balance sheets.

Debt Issuance Costs

During the time that the Company owned and operated its ethanol facilities, which was through November 22, 2013, debt issuance costs were stated at cost, less accumulated amortization. Debt issuance costs at December 31, 2012 represented costs incurred related to the Operating Subsidiaries Senior Debt Facility and tax increment financing agreements and are included as part of assets held for sale on the consolidated balance sheet. These costs were being amortized, using an effective interest method, through interest expense over the term of the related debt. Any remaining debt issuance costs were written off in November 2013 as a result of the sale of the plants.

Stock-Based Compensation

Expense associated with stock-based awards and other forms of equity compensation is based on fair value at grant and recognized on a straight line basis in the financial statements over the requisite service period for those awards that are expected to vest.

Asset Retirement Obligations

During the time that the Company owned and operated its ethanol plants, which was through November 22, 2013, asset retirement obligations were recognized when a contractual or legal obligation existed and a reasonable estimate of the amount could be made. Changes to the asset retirement obligation resulting from revisions to the timing or the amount of the original undiscounted cash flow estimates were recognized as an increase or decrease to both the carrying amount of the asset retirement obligation and the related asset retirement cost capitalized as part of the related property, plant and equipment. At December 31, 2012, the Operating Subsidiaries had accrued asset retirement obligation liabilities of $149,000 and $188,000 for its plants at Wood River and Fairmont, respectively.

The asset retirement obligations accrued at December 31, 2012 for Wood River related to the obligations in our contracts with Cargill and Union Pacific Railroad (“Union Pacific”). According to the grain elevator lease with Cargill, the equipment that is adjacent to the grain elevator may be required at Cargill’s discretion to be removed at the end of the lease. In addition, according to the contract with Union Pacific, the buildings that are built near their land in Wood River may be required at Union Pacific’s request to be removed at the end of our contract with them. The asset retirement obligations accrued at December 31, 2012 for Fairmont related to the obligations in our contracts with Cargill and in our water permit issued by the state of Minnesota. According to the grain elevator lease with Cargill, the equipment that is adjacent to the grain elevator being leased may be required at Cargill’s discretion to be removed at the end of the lease. In addition, the water permit in Fairmont required that we secure all above ground storage tanks whenever we discontinue the use of our equipment for an extended period of time in Fairmont. The estimated costs of these obligations were accrued at the current net present value of these obligations at the end of an estimated 20 year life for each of the plants. These liabilities had corresponding assets recorded in property, plant and equipment, which were being depreciated over 20 years.

BioFuel Energy Corp.

Notes to Consolidated Financial Statements

3. Summary of Significant Accounting Policies  – (continued)

Income Taxes

The Company accounts for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company regularly reviews historical and anticipated future pre-tax results of operations to determine whether the Company will be able to realize the benefit of its deferred tax assets. A valuation allowance is required to reduce the potential deferred tax asset when it is more likely than not that all or some portion of the potential deferred tax asset will not be realized due to the lack of sufficient taxable income. The Company establishes reserves for uncertain tax positions that reflect its best estimate of deductions and credits that may not be sustained on a more likely than not basis. As the Company has incurred tax losses since its inception and expects to continue to incur tax losses for the foreseeable future, we will continue to provide a valuation allowance against deferred tax assets until the Company believes that such assets will be realized.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, accounts receivable, deposits, accounts payable, and severance payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standards setting bodies that are adopted by us as of the specified effective date. Unless otherwise discussed, our management believes that the impact of recently issued standards that are not yet effective will not have a material impact on our consolidated financial statements upon adoption.

4. Property, Plant and Equipment

Property, plant and equipment, stated at cost, consist of the following at December 31, 2013 and 2012 (in thousands):

	December 31,
	2013	2012
Office furniture and equipment	$788	$797
Accumulated depreciation	(717)	(691)
Property, plant and equipment, net	$71	$106

Depreciation expense related to property, plant and equipment was $34,000 and $53,000 for the years ended December 31, 2013 and 2012, respectively, and is included in loss from continuing operations on the consolidated statements of operations. Depreciation expense related to the property, plant and equipment at the ethanol plants was $24,427,000 and $27,236,000 for the years ended December 31, 2013 and 2012, respectively, and is included in loss from discontinued operations on the consolidated statements of operations.

5. Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during each period. Diluted earnings per share are calculated using the treasury stock method and includes the effect of all dilutive securities, including stock options, restricted stock and Class B common shares. For those periods in which the Company incurred a net loss, the inclusion of the

BioFuel Energy Corp.

Notes to Consolidated Financial Statements

5. Earnings Per Share  – (continued)

potentially dilutive shares in the computation of diluted weighted average shares outstanding would have been anti-dilutive to the Company’s loss per share, and, accordingly, all potentially dilutive shares have been excluded from the computation of diluted weighted average shares outstanding in those periods.

On June 15, 2012, the Company effected a reverse stock split with respect to all outstanding shares of common stock and Class B common stock at a ratio of one-for-twenty. All share and per share information in these financial statements has been retroactively restated to reflect the effect of this reverse stock split.

For the years ended December 31, 2013 and 2012, 65,481 shares and 71,237 shares, respectively, issuable upon the exercise of stock options were excluded from the computation of diluted earnings per share as their effect would have been anti-dilutive.

A summary of the reconciliation of basic weighted average shares outstanding to diluted weighted average shares outstanding follows:

	Years Ended December 31,
	2013	2012
Weighted average common shares outstanding – basic	5,344,938	5,208,408
Potentially dilutive common stock equivalents:
Class B common shares	795,479	880,443
Restricted stock	98,214	135,162
	893,693	1,015,605
	6,238,631	6,224,013
Less anti-dilutive common stock equivalents	(893,693)	(1,015,605)
Weighted average common shares outstanding – diluted	5,344,938	5,208,408

6. Long-Term Debt

The Company had no long-term debt as of December 31, 2013. As of December 31, 2012 long-term debt related to the ethanol plants is included as part of liabilities held for sale on the consolidated balance sheets. The following table summarizes long-term debt related to the ethanol plants as of December 31, 2012 (in thousands):

Term loans	$170,480
Capital lease	2,465
Notes payable	474
173,419
Less current portion	(170,630)
Long-term portion	$2,789

Senior Debt Facility

In September 2006, the Operating Subsidiaries entered into the Senior Debt Facility to finance the construction of and provide working capital to operate our ethanol plants. Neither the Company nor the LLC was a party, either as borrower or guarantor, under the Senior Debt Facility, and none of their respective assets, other than the LLC interests in the Operating Subsidiaries themselves, were pledged as collateral under the Senior Debt Facility. Principal payments under the Senior Debt Facility were payable quarterly at a minimum amount of $3,150,000, with additional pre-payments to be made out of available cash flow. These term loans were scheduled to mature in September 2014.

BioFuel Energy Corp.

Notes to Consolidated Financial Statements

6. Long-Term Debt  – (continued)

The Operating Subsidiaries did not make the regularly-scheduled payments of principal and interest that were due under the outstanding Senior Debt Facility on September 28, 2012. As a result, the Operating Subsidiaries received a Notice of Default from First National Bank of Omaha, as Administrative Agent for the lenders under the Senior Debt Facility. Following this initial default, the Operating Subsidiaries did not made any of the subsequent regularly-scheduled quarterly principal and interest payments. The regularly-scheduled principal and interest payments that were not paid totaled $8.2 million through December 31, 2012 and $23.4 million through November 22, 2013.

On April 11, 2013, the Operating Subsidiaries entered into a definitive agreement (the “Lender Agreement”) with First National Bank of Omaha, as Escrow Agent under the Lender Agreement, and as Administrative Agent and Collateral Agent for the lenders under the Senior Debt Facility. Under the terms of the Lender Agreement, the Administrative Agent and the lenders agreed to provide the Operating Subsidiaries with a period of time to allow the Company to pursue one or more strategic alternatives, including but not limited to a potential sale of one or both of the Company’s ethanol plants.

Simultaneously with the execution of the Lender Agreement, the Operating Subsidiaries, the Administrative Agent and the lenders under the Senior Debt Facility also entered into a Deed in Lieu of Foreclosure Agreement and Joint Escrow Instructions (the “Deed in Lieu Agreement”), pursuant to which, among other things, the Operating Subsidiaries would transfer ownership of their respective ethanol plants, including the underlying real property, personal property and all material contracts used to operate the plants, to certain designees of the Administrative Agent and the lenders (“Newco”), in full satisfaction of all outstanding obligations under the Senior Debt Facility and in lieu of the Administrative Agent and the lenders exercising their rights and remedies under the Senior Debt Facility.

On November 5, 2013, the Company was notified by the lenders under the Senior Debt Facility and Green Plains Renewable Energy, Inc. (“Green Plains”) that a definitive agreement has been entered into for the lenders to sell the Company’s ethanol plants plus working capital to Green Plains. On November 22, 2013, the Administrative Agent delivered written notice to the Escrow Agent directing the Escrow Agent to consummate the transfers under the Deed in Lieu Agreement, resulting in the Company’s ethanol plants and all related assets being transferred to Newco in full satisfaction of all outstanding obligations under the Senior Debt Facility. Newco simultaneously sold the ethanol plants to Green Plains. On November 25, 2013, the Company and certain of its subsidiaries entered into an Undertaking and Release Agreement dated as of November 22, 2013 (the “Release Agreement”) with First National Bank of Omaha, as Administrative Agent and Collateral Agent under the Senior Debt Facility. Under the terms of the Release Agreement, the lenders paid to the Company an aggregate amount of $3,330,000 in full satisfaction of any obligations of the lenders to the Company under that certain Deed in Lieu Agreement.

Capital Lease

The operating subsidiary that constructed the Fairmont plant had entered into an agreement with the local utility pursuant to which the utility had built owned a substation and distribution facility in order to supply electricity to the plant. The operating subsidiary was paying a fixed facilities charge based on the cost of the substation and distribution facility of $34,000 per month, over the 30-year term of the agreement. This fixed facilities charge was being accounted for as a capital lease in the accompanying financial statements. This capital lease was assigned to Newco, and subsequently to Green Plains, as part of the disposition of the ethanol plants.

Notes Payable

Notes payable related to certain financing agreements in place at our Wood River facility. The operating subsidiary entered into a note payable for $419,000 with the City of Wood River for special assessments related to street, water, and sanitary improvements at our Wood River facility. This note required ten annual payments of $52,000, including interest at 4.0% per annum, and was scheduled to mature in 2018. In addition,

BioFuel Energy Corp.

Notes to Consolidated Financial Statements

6. Long-Term Debt  – (continued)

the operating subsidiary for the Wood River facility entered into a financing agreement in the fourth quarter of 2012 for the purchase of certain rolling stock equipment to be used at the facility for $208,000. This note required 24 monthly payments of $9,000, including interest at 6.0% per annum, and was scheduled to mature in 2014. These notes payable were assigned to Newco, and subsequently to Green Plains, as part of the disposition of the ethanol plants.

7. Tax Increment Financing

In February 2007, the operating subsidiary that constructed the Wood River plant received $6.0 million from the proceeds of a tax increment revenue note issued by the City of Wood River, Nebraska. The proceeds funded improvements to property owned by the operating subsidiary. The City of Wood River paid the principal and interest of the note from the incremental increase in the property taxes related to the improvements made to the property. The interest rate on the note was 7.85%. The proceeds were recorded as a liability which was reduced as the operating subsidiary remited property taxes to the City of Wood River, which began in 2008 and was to continue through 2021. The LLC had guaranteed the principal and interest of the tax increment revenue note if, for any reason, the City of Wood River failed to make the required payments to the holder of the note or the operating subsidiary failed to make the required payments to the City of Wood River. This tax increment revenue note was assigned to Newco, and subsequently to Green Plains, as part of the disposition of the ethanol plants.

8. Stockholders’ Equity

Reverse Stock Split

On June 15, 2012, the Company effected a reverse stock split with respect to all outstanding shares of common stock and Class B common stock at a ratio of one-for-twenty. The Company also split the number of authorized shares of common stock at a ratio of one-for-fourteen, thereby reducing the aggregate number of authorized common stock shares to 10,000,000, and also split the number of authorized shares of Class B common stock at a ratio of one-for-twenty, thereby reducing the aggregate number of authorized Class B common stock shares to 3,750,000. All share and per share information and all necessary par value adjustments have been retroactively restated in the financial statements to reflect the effect of this reverse stock split.

Stock Repurchase Plan

On October 15, 2007, the Company announced the adoption of a stock repurchase plan authorizing the repurchase of up to $7.5 million of the Company’s common stock. Purchases will be funded out of cash on hand and made from time to time in the open market. From the inception of the buyback program through December 31, 2013, the Company had repurchased 40,481 shares at an average price of $106.62 per share, leaving $3,184,000 available under the repurchase plan. The shares repurchased are being held as treasury stock. As of December 31, 2013, there were no plans to repurchase any additional shares.

Dividends

The Company has not declared any dividends on its common stock and does not anticipate paying dividends in the foreseeable future.

9. Derivative Financial Instruments

The Company offsets amounts of cash collateral deposited with counterparties arising from certain derivative instruments executed with the same counterparty against the fair value amounts reported for those derivative instruments. The Company had no derivative instruments as of December 31, 2013 and 2012. The effects of derivative instruments on our consolidated financial statements, which were included in loss from discontinued operations, were as follows for the years ended December 31, 2013 and 2012 (in thousands) (amounts presented exclude any income tax effects).

BioFuel Energy Corp.

Notes to Consolidated Financial Statements

9. Derivative Financial Instruments  – (continued)

Effects of Derivative Instruments on Income

	Consolidated Statements of Operations Location	Years Ended December 31,
		2013	2012
		gain (loss)	gain (loss)
Derivative not designated as hedging instrument:
Commodity contract	Net Sales	$—	$(1,498)
Commodity contract	Cost of Goods Sold	—	(1,886)
	Net amount recognized in earnings	$—	$(3,384)

In accordance with these provisions, we have categorized our financial assets and liabilities, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy as set forth below. If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Company’s consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1 — Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date.

Level 2 — Financial assets and liabilities whose values are based on quoted prices in markets where trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets. Level 2 inputs include the following:

•	Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds which trade infrequently);
•	Inputs other than quoted prices that are observable for substantially the full term of the asset or liability (examples include interest rate and currency swaps); and
•	Inputs that are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability (examples include certain securities and derivatives).

As of December 31, 2013, we do not have any level 2 financial assets and liabilities.

Level 3 — Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability. As of December 31, 2013, we do not have any Level 3 financial assets or liabilities.

There were no transfers between the various financial asset and liability levels during the year ended December 31, 2013.

BioFuel Energy Corp.

Notes to Consolidated Financial Statements

10. Stock-Based Compensation

The following table summarizes the stock-based compensation expense incurred by the Company (in thousands):

	Years Ended December 31,
	2013	2012
Stock options	$90	$922
Restricted stock	1,503	568
Total	$1,593	$1,490

2007 Equity Incentive Compensation Plan

Immediately prior to the Company’s initial public offering, the Company adopted the 2007 Equity Incentive Compensation Plan (“2007 Plan”). The 2007 Plan provides for the grant of options intended to qualify as incentive stock options, non-qualified stock options, stock appreciation rights or restricted stock awards and any other equity-based or equity-related awards. The 2007 Plan is administered by the Compensation Committee of the Board of Directors. Subject to adjustment for changes in capitalization, the aggregate number of shares that may be delivered pursuant to awards under the 2007 Plan is currently 355,000. The term of the 2007 Plan is ten years, expiring in June 2017.

Stock Options — Except as otherwise directed by the Compensation Committee, the exercise price for options cannot be less than the fair market value of our common stock on the grant date. Other than the stock options issued to Directors, the options will generally vest and become exercisable with respect to 30%, 30% and 40% of the shares of our common stock subject to such options on each of the first three anniversaries of the grant date. Compensation expense related to these options is expensed on a straight line basis over the three year service period. Options issued to Directors generally vest and become exercisable on the first anniversary of the grant date. All stock options have a five year term from the date of grant. During the years ended December 31, 2013 and 2012, the Company did not issue any stock options under the 2007 Plan.

A summary of stock option activity under the 2007 Plan as of December 31, 2013, and the changes during the year ended December 31, 2013 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (years)	Aggregate Intrinsic Value
Options outstanding, January 1, 2013	71,237	$61.72
Granted	—	—
Exercised	—	—
Forfeited	(5,756)	93.30
Options outstanding, December 31, 2013	65,481	$58.94	1.0	$0.00
Options exercisable, December 31, 2013	65,481	$58.94	1.0	$0.00

A summary of the status of our unvested stock options as of December 31, 2013, and the changes during the year ended December 31, 2013 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested, January 1, 2013	10,074	$46.01
Granted	—	—
Vested	(10,074)	46.01
Forfeited	—	—
Unvested, December 31, 2013	—	$—

BioFuel Energy Corp.

Notes to Consolidated Financial Statements

10. Stock-Based Compensation  – (continued)

Restricted Stock — Other than restricted stock issued to Directors, the restricted stock issued will generally vest in equal increments of 25% on each of the first four anniversaries of the grant date. Compensation expense related to restricted stock issued is expensed on a straight line basis over the four year vesting period. Restricted stock issued to Directors generally vests on the first anniversary of the grant date with compensation expense being expensed on a straight line basis over the one year vesting period. During the years ended December 31, 2013 and 2012, the Company granted 0 and 78,850 restricted stock shares, respectively, under the 2007 Plan to certain of our employees and our non-employee Directors.

A summary of restricted stock activity under the 2007 Plan as of December 31, 2013, and the changes during the year ended December 31, 2013 is as follows:

	Shares	Weighted Average Grant Date Fair Value per Award	Aggregate Intrinsic Value
Restricted stock outstanding, January 1, 2013	143,026	$13.82
Granted	—	—
Vested	(141,838)	13.84
Cancelled or expired	(1,188)	11.53
Restricted stock outstanding, December 31, 2013	—	$—	$—

Under the Company’s Change of Control Plan, 97,852 shares of unvested restricted stock automatically vested due to the disposition of the Company’s ethanol plants. Stock-based compensation expense related to the vesting of these shares, which was included in loss from continuing operations before income taxes, was $911,000 and was recorded in December 2013. After considering the stock option and restricted stock awards issued and outstanding, the Company had 114,553 shares of common stock available for future grant under our 2007 Plan at December 31, 2013.

11. Income Taxes

The Company has not recognized any income tax provision (benefit) for the years ended December 31, 2013, and 2012 due to continuing losses from operations.

The U.S. statutory federal income tax rate is reconciled to the Company’s effective income tax rate as follows (in thousands):

	Years Ended December 31,
	2013	2012
Tax benefit at 35% federal statutory rate	$16,587	$16,213
State tax benefit, net of federal benefit	237	232
Noncontrolling interest	(2,365)	(2,300)
Valuation allowance	(13,567)	(14,273)
Other	(892)	128
Total	$—	$—

BioFuel Energy Corp.

Notes to Consolidated Financial Statements

11. Income Taxes  – (continued)

The effects of temporary differences and other items that give rise to deferred tax assets and liabilities are presented below (in thousands):

	December 31,
	2013	2012
Deferred tax assets:
Capitalized start up costs	$24	$3,253
Stock-based compensation	622	965
Net operating loss carryover	62,372	84,960
Other	18	266
Deferred tax assets	63,036	89,444
Valuation allowance	(61,111)	(47,544)
Deferred tax liabilities:
Property, plant and equipment	(11)	(41,900)
Investment in partnership	(1,914)	—
Deferred tax liabilities	(1,925)	(41,900)
Net deferred tax asset	$—	$—

The Company assesses the recoverability of deferred tax assets and the need for a valuation allowance on an ongoing basis. In making this assessment, management considers all available positive and negative evidence to determine whether it is more likely than not that some portion or all of the deferred tax assets will be realized in future periods. This assessment requires significant judgment and estimates involving current and deferred income taxes, tax attributes relating to the interpretation of various tax laws, historical bases of tax attributes associated with certain assets and limitations surrounding the realization of deferred tax assets.

As of December 31, 2013, the net operating loss carryforward was $178.2 million, which will begin to expire if not used by December 31, 2028. The U.S. federal statute of limitations remains open for our 2010 and subsequent tax years.

12. Employee Benefits

401K Plan

The LLC sponsors a 401(k) profit sharing and savings plan for its employees. Employee participation in this plan is voluntary and the LLC matches 50% of eligible employee contributions, up to an amount equal to 3% of employee compensation, on a biweekly basis. For the years ended December 31, 2013 and 2012, contributions to the plan by the LLC totaled $155,000 and $244,000, respectively.

Severance

The LLC adopted a Change of Control Plan (the “COC Plan”) in November 2006. As a result of the disposition of the Company’s ethanol plants, a change of control under the COC Plan occurred, and therefore as of December 31, 2013 the Company accrued $4,180,000 in other current liabilities related to certain change of control severance payments owed to its corporate employees, which payments were made in the first quarter of 2014.

13. Commitments and Contingencies

In October 2013, the LLC entered into a ten month lease that began November 1, 2013 for office space for its corporate headquarters. The monthly rent expense of $11,000 is being recognized on a straight line basis over the term of the lease.

BioFuel Energy Corp.

Notes to Consolidated Financial Statements

13. Commitments and Contingencies  – (continued)

Rent expense included in loss from continuing operations totaled $256,000 and $249,000 for the years ended December 31, 2013 and 2012 respectively. Rent expense included in loss from discontinued operations totaled $10,022,000 and $11,140,000 for the years ended December 31, 2013 and 2012, respectively.

The Company is not currently a party to any material legal, administrative or regulatory proceedings that have arisen in the ordinary course of business or otherwise that would result in loss contingencies.

14. Noncontrolling Interest

Noncontrolling interest consists of equity issued to members of the LLC upon the Company’s initial public offering in June 2007. As provided in the LLC agreement, the exchange ratio of the various existing classes of equity of the LLC for the single class of equity at the time of the Company’s initial public offering was based on the Company’s initial public offering price of $210.00 per share and the resulting implied valuation of the Company. The exchange resulted in the issuance of 897,903 LLC membership units and Class B common shares. Each LLC membership unit combined with a share of Class B common stock is exchangeable at the holder’s option into one share of Company common stock. The LLC may make distributions to members as determined by the Company.

At the time of its initial public offering, the Company owned 28.9% of the LLC membership units of the LLC. At December 31, 2013, the Company owned 87.3% of the LLC membership units. The noncontrolling interest will continue to be reported until all Class B common shares and LLC membership units have been exchanged for the Company’s common stock.

The table below shows the effects of the changes in BioFuel Energy Corp.’s ownership interest in the LLC on the equity attributable to BioFuel Energy Corp.’s common stockholders for the years ended December 31, 2013 and 2012 (in thousands):

Net Loss Attributable to BioFuel Energy Corp.’s Common Stockholders and
Transfers from the Noncontrolling Interest

	Years Ended December 31,
	2013	2012
Net loss attributable to BioFuel Energy Corp.	$(39,208)	$(39,843)
Increase in BioFuel Energy Corp. stockholders equity from issuance of common shares in exchange for Class B common shares and units of BioFuel Energy, LLC	—	273
Change in equity from net loss attributable to BioFuel Energy Corp. and transfers from noncontrolling interest	$(39,208)	$(39,570)

Tax Benefit Sharing Agreement

Membership units in the LLC combined with the related Class B common shares held by the historical equity investors may be exchanged in the future for shares of our common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The LLC will make an election under Section 754 of the IRS Code effective for each taxable year in which an exchange of membership units and Class B shares for common shares occurs, which may result in an adjustment to the tax basis of the assets owned by the LLC at the time of the exchange. Increases in tax basis, if any, would reduce the amount of tax that the Company would otherwise be required to pay in the future, although the IRS may challenge all or part of the tax basis increases, and a court could sustain such a challenge. The Company has entered into tax benefit sharing agreements with its historical LLC investors that will provide for a sharing of these tax benefits, if any, between the Company and the historical LLC equity investors. Under these agreements, the Company will make a payment to an exchanging LLC member of 85% of the amount of cash savings, if any, in U.S. federal, state and local income taxes the Company actually

BioFuel Energy Corp.

Notes to Consolidated Financial Statements

14. Noncontrolling Interest  – (continued)

realizes as a result of this increase in tax basis. The Company and its common stockholders will benefit from the remaining 15% of cash savings, if any, in income taxes realized. For purposes of the tax benefit sharing agreement, cash savings in income tax will be computed by comparing the Company’s actual income tax liability to the amount of such taxes the Company would have been required to pay had there been no increase in the tax basis in the assets of the LLC as a result of the exchanges. The term of the tax benefit sharing agreement commenced on the Company’s initial public offering in June 2007 and will continue until all such tax benefits have been utilized or expired, unless a change of control occurs and the Company exercises its resulting right to terminate the tax benefit sharing agreement for an amount based on agreed payments remaining to be made under the agreement.

Ownership “True-Up” Agreement

At the time of formation of the LLC, the founders agreed with certain of our principal stockholders as to the relative ownership interests in the Company of our management members and affiliates of Greenlight Capital, Inc. (“Greenlight”) and Third Point LLC (“Third Point”). Certain management members and affiliates of Greenlight and Third Point agreed to exchange LLC membership interests, shares of common stock or cash at a future date, referred to as the “true-up date”, depending on the Company’s performance. This provision functioned by providing management with additional value if the Company’s value improved and by reducing management’s interest in the Company if its value decreased, subject to a predetermined rate of return accruing to Greenlight and Third Point. In particular, if the value of the Company increased from the time of the initial public offering to the “true-up date”, the management members were entitled to receive LLC membership units, shares of common stock or cash from the affiliates of Greenlight and Third Point. On the other hand, if the value of the Company decreased from the time of the initial public offering to the “true-up date” or if a predetermined rate of return was not met, the affiliates of Greenlight and Third Point were entitled to receive LLC membership units or shares of common stock from the management members.

The “true-up date” occurred on June 19, 2012, which was five years from the date of the initial public offering. Since the value of the Company decreased from the time of the initial public offering to the “true-up date”, the affiliates of Greenlight and Third Point received 69,382 and 34,691 LLC membership units, respectively, from certain members or former members of our management group during the third quarter of 2012 as a result of the “true-up”. No new shares were issued as a result of the “true-up” but rather a redistribution of shares occurred among certain members or former members of our management group and our two largest investors, Greenlight and Third Point.

BioFuel Energy Corp.

Notes to Consolidated Financial Statements

15. Quarterly Financial Data (unaudited)

The following table sets forth certain unaudited financial data for each of the quarters within fiscal 2013 and 2012. This information has been derived from our consolidated financial statements and in management’s opinion, reflects all adjustments necessary for a fair presentation of the information for the quarters presented. The operating results of any quarter are not necessarily indicative of results for any future period. The amounts have been reclassified to reflect the disposition of the ethanol plants being accounted for as discontinued operations.

Year Ended December 31, 2013	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(in thousands, except per share data)
General and administrative expenses:
Compensation expense	$(978)	$(786)	$(737)	$(5,606)
Other	(342)	(625)	(312)	(357)
Operating loss	(1,320)	(1,411)	(1,049)	(5,963)
Other income (expense)	1	—	—	(4)
Loss from continuing operations before income taxes	(1,319)	(1,411)	(1,049)	(5,967)
Income tax provision (benefit)	—	—	—	—
Loss from continuing operations	(1,319)	(1,411)	(1,049)	(5,967)
Discontinued operations:
Loss from discontinued operations	(4,009)	(3,326)	(4,080)	(470)
Loss on disposal of plants	—	—	—	(24,019)
Income tax provision (benefit)	—	—	—	—
Loss from discontinued operations	(4,009)	(3,326)	(4,080)	(24,489)
Net loss	(5,328)	(4,737)	(5,129)	(30,456)
Less: Net loss from continuing operations attributable to the noncontrolling interest	172	183	137	875
Less: Net loss from discontinued operations attributable to the noncontrolling interest	521	430	531	3,593
Net loss attributable to BioFuel Energy Corp. common stockholders	$(4,635)	$(4,124)	$(4,461)	$(25,988)
Amounts attributable to BioFuel Energy Corp.:
Loss from continuing operations	$(1,147)	$(1,228)	$(912)	$(5,092)
Loss from discontinued operations	(3,488)	(2,896)	(3,549)	(20,896)
Net loss attributable to BioFuel Energy Corp.	$(4,635)	$(4,124)	$(4,461)	$(25,988)
Basic and fully diluted loss per share attributable to BioFuel Energy Corp.:
Continuing operations	$(0.21)	$(0.23)	$(0.17)	$(0.95)
Discontinued operations	(0.66)	(0.54)	(0.67)	(3.88)
	$(0.87)	$(0.77)	$(0.84)	$(4.83)
Weighted average shares outstanding – basic and fully diluted	5,308	5,342	5,342	5,387

BioFuel Energy Corp.

Notes to Consolidated Financial Statements

15. Quarterly Financial Data (unaudited)  – (continued)

Year Ended December 31, 2012	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(in thousands, except per share data)
General and administrative expenses:
Compensation expense	$(1,332)	$(1,081)	$(1,065)	$(805)
Other	(510)	(569)	(367)	(361)
Operating loss	(1,842)	(1,650)	(1,432)	(1,166)
Other income (expense)	—	—	—	—
Loss from continuing operations before income taxes	(1,842)	(1,650)	(1,432)	(1,166)
Income tax provision (benefit)	—	—	—	—
Loss from continuing operations	(1,842)	(1,650)	(1,432)	(1,166)
Discontinued operations:
Loss from discontinued operations	(9,251)	(10,765)	(9,896)	(10,320)
Loss on disposal of plants	—	—	—	—
Income tax provision (benefit)	—	—	—	—
Loss from discontinued operations	(9,251)	(10,765)	(9,896)	(10,320)
Net loss	(11,093)	(12,415)	(11,328)	(11,486)
Less: Net loss from continuing operations attributable to the noncontrolling interest	280	244	189	149
Less: Net loss from discontinued operations attributable to the noncontrolling interest	1,405	1,589	1,309	1,314
Net loss attributable to BioFuel Energy Corp. common stockholders	$(9,408)	$(10,582)	$(9,830)	$(10,023)
Amounts attributable to BioFuel Energy Corp.:
Loss from continuing operations	$(1,562)	$(1,406)	$(1,243)	$(1,017)
Loss from discontinued operations	(7,846)	(9,176)	(8,587)	(9,006)
Net loss attributable to BioFuel Energy Corp.	$(9,408)	$(10,582)	$(9,830)	$(10,023)
Basic and fully diluted loss per share attributable to BioFuel Energy Corp.:
Continuing operations	$(0.30)	$(0.27)	$(0.24)	$(0.19)
Discontinued operations	(1.53)	(1.78)	(1.64)	(1.70)
	$(1.83)	$(2.05)	$(1.88)	$(1.89)
Weighted average shares outstanding – basic and fully diluted	5,140	5,167	5,224	5,300

Schedule I

BioFuel Energy Corp.

Condensed Financial Information of Registrant
(Parent company information — See notes to consolidated financial statements)
(in thousands, except share data)

Condensed Balance Sheets

	December 31,
	2013	2012
Assets
Investment in BioFuel Energy, LLC	$18,615	$56,230
Total assets	$18,615	$56,230
Stockholders’ equity
Preferred stock, $0.01 par value; 5,000,000 shares authorized and no shares outstanding at December 31, 2013 and December 31, 2012	$—	$—
Common stock, $0.01 par value; 10,000,000 shares authorized and 5,482,585 shares outstanding at December 31, 2013 and 5,483,773 shares outstanding at December 31, 2012	54	54
Class B common stock, $0.01 par value; 3,750,000 shares authorized and 795,479 shares outstanding at December 31, 2013 and December 31, 2012	8	8
Less common stock held in treasury, at cost, 40,481 shares at December 31, 2013 and December 31, 2012	(4,316)	(4,316)
Additional paid-in capital	191,197	189,604
Accumulated deficit	(168,328)	(129,120)
Total stockholders’ equity	$18,615	$56,230

Condensed Statements of Operations

	Years Ended December 31,
	2013	2012
Equity in loss of BioFuel Energy, LLC	$(39,027)	$(39,568)
Other expenses	(181)	(275)
Net loss	$(39,208)	$(39,843)

Condensed Statements of Cash Flows

	Years Ended December 31,
	2013	2012
Cash flow from operating activities:
Net loss	$(39,208)	$(39,843)
Adjustment to reconcile net loss to net cash used in operating activities:
Equity in loss of BioFuel Energy, LLC	39,027	39,568
Net cash used in operating activities	(181)	(275)
Cash flows from investing activities:
Advances from BioFuel Energy, LLC	181	275
Net cash provided by investing activities	181	275
Cash and equivalents at end of period	$—	$—

BioFuel Energy Corp.

Consolidated Balance Sheets
(in thousands, except share data)
(Unaudited)

	June 30, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$8,054	$12,605
Accounts receivable	—	39
Prepaid expenses	248	124
Deposits	32	2,361
Other current assets	450	—
Total current assets	8,784	15,129
Non-current assets:
Property, plant and equipment, net	57	71
Other assets	—	22
Total non-current assets	57	93
Assets held for sale	—	432
Total assets	$8,841	$15,654
Liabilities and equity
Current liabilities:
Accounts payable	$47	$50
Other current liabilities	1,359	4,262
Total current liabilities	1,406	4,312
Liabilities held for sale	—	289
Total liabilities	1,406	4,601
Commitments and contingencies
Equity
BioFuel Energy Corp. stockholders’ equity
Preferred stock, $0.01 par value; 5,000,000 shares authorized and no shares outstanding at June 30, 2014 and December 31, 2013	—	—
Common stock, $0.01 par value; 10,000,000 shares authorized and 5,497,106 shares outstanding at June 30, 2014 and 5,482,585 shares outstanding at December 31, 2013	54	54
Class B common stock, $0.01 par value; 3,750,000 shares authorized and 780,958 shares outstanding at June 30, 2014 and 795,479 shares outstanding at December 31, 2013	8	8
Less common stock held in treasury, at cost, 40,481 shares at June 30, 2014 and December 31, 2013	(4,316)	(4,316)
Additional paid-in capital	191,056	191,197
Accumulated deficit	(171,789)	(168,328)
Total BioFuel Energy Corp. stockholders’ equity	15,013	18,615
Noncontrolling interest	(7,578)	(7,562)
Total equity	7,435	11,053
Total liabilities and equity	$8,841	$15,654

The accompanying notes are an integral part of these consolidated financial statements.

BioFuel Energy Corp.

Consolidated Statements of Operations
(in thousands, except per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Revenues	$56	$—	$156	$—
General and administrative expenses:
Compensation expense	(384)	(786)	(825)	(1,764)
Other	(2,486)	(625)	(2,949)	(967)
Operating loss	(2,814)	(1,411)	(3,618)	(2,731)
Other income (expense)	—	—	—	1
Loss from continuing operations before income taxes	(2,814)	(1,411)	(3,618)	(2,730)
Income tax provision (benefit)	—	—	—	—
Loss from continuing operations	(2,814)	(1,411)	(3,618)	(2,730)
Discontinued operations:
Loss from discontinued operations	—	(3,326)	—	(7,335)
Income tax provision (benefit)	—	—	—	—
Loss from discontinued operations	—	(3,326)	—	(7,335)
Net Loss	(2,814)	(4,737)	(3,618)	(10,065)
Less: Net loss from continuing operations attributable to the noncontrolling interest	64	183	157	355
Less: Net loss from discontinued operations attributable to the noncontrolling interest	—	430	—	951
Net loss attributable to BioFuel Energy Corp. common stockholders	$(2,750)	$(4,124)	$(3,461)	$(8,759)
Amounts attributable to BioFuel Energy Corp.:
Loss from continuing operations	$(2,750)	$(1,228)	$(3,461)	$(2,375)
Loss from discontinued operations	—	(2,896)	—	(6,384)
Net loss attributable to BioFuel Energy Corp.	$(2,750)	$(4,124)	$(3,461)	$(8,759)
Basic and fully diluted loss per share attributable to BioFuel Energy Corp.:
Continuing operations	$(0.51)	$(0.23)	$(0.64)	$(0.45)
Discontinued operations	—	(0.54)	—	(1.20)
	$(0.51)	$(0.77)	$(0.64)	$(1.65)
Weighted average shares outstanding-basic and fully diluted	5,443	5,342	5,443	5,325

The accompanying notes are an integral part of these consolidated financial statements.

BioFuel Energy Corp.

Consolidated Statement of Changes in Equity
(in thousands, except share data)
(Unaudited)

	Common Stock		Class B Common Stock		Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Total BioFuel Energy Corp. Stockholders’ Equity	Noncontrolling Interest	Total Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2012	5,483,773	$54	795,479	$8	$(4,316)	$189,604	$(129,120)	$56,230	$(1,120)	$55,110
Stock-based compensation	—	—	—	—	—	1,593	—	1,593	—	1,593
Issuance of restricted stock, (net of forfeitures)	(1,188)	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(39,208)	(39,208)	(6,442)	(45,650)
Balance at December 31, 2013	5,482,585	$54	795,479	$8	$(4,316)	$191,197	$(168,328)	$18,615	$(7,562)	$11,053
Exchange of Class B shares to common	14,521	—	(14,521)	—	—	(141)	—	(141)	141	—
Net loss	—	—	—	—	—	—	(3,461)	(3,461)	(157)	(3,618)
Balance at June 30, 2014	5,497,106	$54	780,958	$8	$(4,316)	$191,056	$(171,789)	$15,013	$(7,578)	$7,435

The accompanying notes are an integral part of these consolidated financial statements.

BioFuel Energy Corp.

Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Six Months Ended June 30,
	2014	2013
Cash flows from operating activities
Net loss	$(3,618)	$(10,065)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	14	14,176
Stock-based compensation expense	—	399
Changes in operating assets and liabilities:
Accounts receivable	39	(3,341)
Inventories	—	1,701
Prepaid expenses	(123)	83
Accounts payable	(292)	(4,394)
Other current liabilities	(2,903)	3,450
Other assets and liabilities	2,065	1,031
Net cash provided by (used in) operating activities	(4,818)	3,040
Cash flows from investing activities
Purchases of property, plant and equipment	—	(1,074)
Net cash used in investing activities	—	(1,074)
Cash flows from financing activities
Repayment of notes payable and capital leases	—	(57)
Net cash used in financing activities	—	(57)
Net increase (decrease) in cash and cash equivalents	(4,818)	1,909
Cash and cash equivalents, beginning of period	12,872	9,323
Cash and cash equivalents, end of period	$8,054	$11,232
Cash paid for interest	$—	$207
Non-cash investing and financing activities:
Additions to property, plant and equipment unpaid during the period	$—	$255
Additions to equity offering and debt issuance costs unpaid during period	$450	$—

The accompanying notes are an integral part of these consolidated financial statements.

BioFuel Energy Corp.

Notes to Consolidated Financial Statements
(Unaudited)

1. Organization, Nature of Business, and Basis of Presentation

Organization, Nature of Business, and Basis of Presentation

BioFuel Energy Corp. (“we” or “the Company”) was incorporated as a Delaware corporation on April 11, 2006 to invest solely in BioFuel Energy, LLC (the “LLC”), a limited liability company organized on January 25, 2006 to build and operate ethanol production facilities in the Midwestern United States. The Company’s headquarters are located in Denver, Colorado. We are a holding company with no operations of our own. We are the sole managing member of the LLC, which is itself a holding company and indirectly owned all of our former operating assets. As the sole managing member of the LLC, the Company operates and controls all of the business and affairs of the LLC and its subsidiaries.

The Company operated two dry-mill ethanol production facilities located in Wood River, Nebraska and Fairmont, Minnesota from June 2008 through November 22, 2013, which produced and sold ethanol and its related co-products, primarily distillers grain and corn oil. The Company’s ethanol plants were owned and operated by the operating subsidiaries of the LLC (“Operating Subsidiaries”). Those Operating Subsidiaries were party to a Credit Agreement (the “Senior Debt Facility”) with a group of lenders, and substantially all of the assets of the Operating Subsidiaries were pledged as collateral under the Senior Debt Facility. On November 22, 2013, the Company’s ethanol plants and all related assets were transferred to certain designees of the lenders (“Newco”) in full satisfaction of all outstanding obligations under the Senior Debt Facility. Newco simultaneously sold the ethanol plants to Green Plains Renewable Energy, Inc. The Company is currently providing engineering and/or business consulting services to a variety of next generation biofuel and bio-chemical companies. These services are expected to provide a negligible amount of revenue in 2014.

On March 28, 2014, the Company received a preliminary non-binding proposal (the “Proposal”) from James R. Brickman (together with certain trusts and family members, the “Brickman Parties”) and Greenlight Capital, Inc. (together with certain affiliates, “Greenlight”), one of our principal stockholders and an investment management company co-founded by David Einhorn, one of our directors, who serves as its President. The Brickman Parties and Greenlight proposed a transaction pursuant to which the Company would acquire all of the equity interests of JBGL Capital, LP and JBGL Builder Finance, LLC, and their direct and indirect subsidiaries (collectively, “JBGL”) for $275 million, payable in cash and shares of our common stock. JBGL is a series of real estate entities involved in the purchase and development of land for residential purposes, construction lending and home building operations. JBGL is currently owned and controlled by Greenlight and the Brickman Parties

In response to the Proposal, our Board of Directors established a special committee consisting of independent directors to evaluate the Proposal and alternatives for the Company. The special committee retained independent financial and legal advisors to assist in its evaluation of the Proposal.

On June 10, 2014, the Company entered into a definitive agreement (the “Transaction Agreement”) with Greenlight and the Brickman Parties pursuant to which the Company will acquire JBGL for $275 million (the “Acquisition”). The Transaction Agreement was unanimously approved by the special committee of independent directors, acting on the advice of its legal and financial advisors. The Transaction Agreement was also unanimously approved by the Board of Directors of the Company other than Mr. Einhorn, who recused himself from the board’s deliberations and approval.

As consideration for the Acquisition, the Company will issue a number of shares of common stock to each of Greenlight and the Brickman Parties such that, immediately after the closing of the Acquisition, Greenlight will own 49.9% of our outstanding common stock and the Brickman Parties will own 8.4% of our outstanding common stock. To fund a portion of the cash consideration, the Company is conducting a rights offering and certain related transactions to raise gross proceeds of approximately $70 million. The remaining portion of the cash consideration will be funded through cash on hand and approximately $150 million of debt financing to be provided by Greenlight.

BioFuel Energy Corp.

Notes to Consolidated Financial Statements
(Unaudited)

1. Organization, Nature of Business, and Basis of Presentation  – (continued)

Consummation of the Acquisition is subject to various conditions, including receipt of the approval of a majority of the Company’s stockholders (excluding Greenlight and its affiliates), the successful completion of the rights offering, and the continued authorization for listing of the Company’s common stock on The Nasdaq Stock Market LLC (“Nasdaq”). Subject to the satisfaction of such conditions, the Acquisition is expected to be consummated in October 2014.

On May 8, 2014, The Company received a letter from the Listing Qualifications Staff (the “Staff”) of Nasdaq indicating that the Staff believed the Company is a public shell and the continued listing of its securities was no longer warranted. The Company appealed the Staff’s determination to the Nasdaq Hearings Panel (the “Panel”) and on July 1, 2014, the Company received a written decision from Nasdaq indicating that the Panel had determined to grant the Company’s request for continued listing on The Nasdaq Capital Market, provided that (1) on or before November 4, 2014, the Company closes the Acquisition, and (2) the resulting combined company satisfies all requirements for initial listing on The Nasdaq Capital Market upon consummation of the Acquisition.

The Company is diligently working to complete the Acquisition and related transactions; however, there can be no assurance that the Company will be able to do so. On July 15, 2014 the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission to register the rights and the underlying shares of common stock to be offered in the rights offering, and a Proxy Statement in connection with its upcoming annual meeting of stockholders at which it will seek approval of the Acquisition among other matters.

At June 30, 2014, the Company retained approximately $8.1 million in cash and cash equivalents on its consolidated balance sheet. As of June 30, 2014, the Company also retained federal net operating loss (“NOL”) carryforwards in the amount of $181.3 million, which have been fully reserved against.

The accompanying consolidated financial statements have accounted for the disposition of the ethanol plants as discontinued operations. Prior year amounts have been reclassified to reflect the disposition of the ethanol plants being accounted for as discontinued operations.

At June 30, 2014, the Company owned 87.6% of the LLC membership units with the remaining 12.4% owned by certain investment funds affiliated with one of the original equity investors of the LLC. As a result, the Company consolidates the results of the LLC. The amount of income or loss allocable to the 12.4% holders is reported as noncontrolling interest in our consolidated statements of operations. The Class B common shares of the Company are held by the same investment funds who held 780,958 membership units in the LLC as of June 30, 2014 that, together with the corresponding Class B shares, can be exchanged for newly issued shares of common stock of the Company on a one-for-one basis. The proportionate value of the LLC membership units held by the investment funds other than the Company are recorded as noncontrolling interest on the consolidated balance sheets.

BioFuel Energy Corp.

Notes to Consolidated Financial Statements
(Unaudited)

2. Discontinued Operations — Disposal of Ethanol Plants

On November 22, 2013, the Company disposed of its ownership in its two ethanol plants. The operating loss for the three and six months ended June 30, 2013 is summarized as follows (in thousands):

	Three Months Ended June 30, 2013	Six Months Ended June 30, 2013
Net Sales	$91,031	$180,072
Cost of goods sold	93,313	184,225
Gross loss	(2,282)	(4,153)
General and administrative expenses	1,682	3,393
Operating loss	(3,964)	(7,546)
Other income (expense):
Other income	2,597	4,055
Interest expense	(1,959)	(3,844)
Loss before income taxes	(3,326)	(7,335)
Income tax provision (benefit)	—	—
Loss from discontinued operations	$(3,326)	$(7,335)

The carrying amounts of the assets and liabilities of the ethanol plants as of December 31, 2013 are summarized as follows (in thousands):

Current assets:
Cash and cash equivalents	$267
Prepaid expenses	1
Other current assets	164
Assets held for sale	$432
Current liabilities:
Accounts payable	$289
Liabilities held for sale	$289

There were no assets and liabilities related to the ethanol plants as of June 30, 2014.

Revenue Recognition

During the time that the Company owned and operated its ethanol facilities, the Company sold its ethanol, distillers grain and corn oil products under the terms of marketing agreements. Revenue was recognized when risk of loss and title transferred upon shipment of ethanol, distillers grain or corn oil. In accordance with the marketing agreements, the Company recorded its revenues based on the amounts payable to us at the time of our sales of ethanol, distillers grain or corn oil. For our ethanol that was sold within the United States, the amount payable was equal to the average delivered price per gallon received by the marketing pool from Cargill Inc.’s (“Cargill”) customers, less average transportation and storage charges incurred by Cargill, and less a commission. We also sold a portion of our ethanol production to Cargill for export, which sales were shipped undenatured and were excluded from the marketing pool. For exported ethanol sales, the amount payable was equal to the contracted delivered price per gallon, less transportation and storage charges, and less a commission. The amount payable for distillers grain and corn oil was generally equal to the market price at the time of sale less a commission.

BioFuel Energy Corp.

Notes to Consolidated Financial Statements
(Unaudited)

2. Discontinued Operations — Disposal of Ethanol Plants  – (continued)

Cost of goods sold

During the time that the Company owned and operated its ethanol facilities, cost of goods sold primarily included costs of materials (primarily corn, natural gas, chemicals and denaturant), electricity, purchasing and receiving costs, inspection costs, shipping costs, lease costs, plant management, certain compensation costs and general facility overhead charges, including depreciation expense.

Concentrations of Credit Risk

During the time that the Company owned and operated its ethanol facilities, credit risk represented the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk, whether on- or off-balance sheet, that arose from financial instruments existed for groups of customers or counterparties when they had similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions described below.

During the three and six months ended June 30, 2013, the Operating Subsidiaries recorded sales to Cargill representing 76% and 75%, respectively, of total net sales. The Operating Subsidiaries purchased corn, the largest cost component in producing ethanol, from Cargill. During the three and six months ended June 30, 2013, corn purchases from Cargill totaled $72.1 million and $142.5 million, respectively.

Depreciation Expense

During the three and six months ended June 30, 2013, depreciation expense related to the property, plant and equipment at the ethanol plants and included in loss from discontinued operations was $6,832,000 and $13,699,000, respectively.

Rent Expense

During the three and six months ended June 30, 2013, rent expense related to the ethanol plants and included in loss from discontinued operations totaled $2,821,000 and $5,619,000, respectively.

3. Summary of Significant Accounting Policies

Principles of Consolidation and Noncontrolling Interest

The accompanying consolidated financial statements include the Company, the LLC and its wholly-owned subsidiaries: BFE Holdings, LLC; BFE Operating Company, LLC; Buffalo Lake Energy, LLC; and Pioneer Trail Energy, LLC. All inter-company balances and transactions have been eliminated in consolidation. The Company treats all exchanges of LLC membership units for Company common stock as equity transactions, with any difference between the fair value of the Company’s common stock and the amount by which the noncontrolling interest is adjusted being recognized in equity.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures in the accompanying notes at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Our primary source of revenue is engineering and/or business consulting services that the Company is providing to certain next generation biofuel and bio-chemical companies. Consulting agreements are entered into which set forth the terms, including the rates charged, for all consulting services. Revenue is recognized and recorded at the time that the consulting services are performed and collectibility is reasonably assured.

BioFuel Energy Corp.

Notes to Consolidated Financial Statements
(Unaudited)

3. Summary of Significant Accounting Policies  – (continued)

General and administrative expenses

General and administrative expenses consist of salaries and benefits paid to our management and administrative employees, expenses relating to third party services, travel, office rent, marketing and other expenses, including certain expenses associated with being a public company, such as fees paid to our independent auditors associated with our annual audit and quarterly reviews, directors’ fees, and listing and transfer agent fees.

Cash and Cash Equivalents

Cash and cash equivalents include highly-liquid investments with an original maturity of three months or less. At June 30, 2014, we had $8.1 million of cash and cash equivalents invested in standard cash accounts held at one financial institution, which is in excess of FDIC insurance limits.

Other Current Assets

Other current assets is comprised of legal expenses incurred for the equity offering and debt issuance related to the Acquisition, which have been capitalized.

Property, Plant and Equipment

Property, plant and equipment is comprised of office furniture and equipment at the Company’s headquarters and is recorded at cost. Depreciation on office furniture and equipment is computed by the straight line method over a range of three to ten years.

Stock-Based Compensation

Expense associated with stock-based awards and other forms of equity compensation is based on fair value at grant and recognized on a straight line basis in the financial statements over the requisite service period for those awards that are expected to vest.

Income Taxes

The Company accounts for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company regularly reviews historical and anticipated future pre-tax results of operations to determine whether the Company will be able to realize the benefit of its deferred tax assets. A valuation allowance is required to reduce the potential deferred tax asset when it is more likely than not that all or some portion of the potential deferred tax asset will not be realized due to the lack of sufficient taxable income. The Company establishes reserves for uncertain tax positions that reflect its best estimate of deductions and credits that may not be sustained on a more likely than not basis. As the Company has incurred tax losses since its inception and expects to continue to incur tax losses for the foreseeable future, we will continue to provide a valuation allowance against deferred tax assets until the Company believes that such assets will be realized.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, accounts receivable, deposits, accounts payable, and severance payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

BioFuel Energy Corp.

Notes to Consolidated Financial Statements
(Unaudited)

3. Summary of Significant Accounting Policies  – (continued)

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standards setting bodies that are adopted by us as of the specified effective date. Unless otherwise discussed, our management believes that the impact of recently issued standards that are not yet effective will not have a material impact on our consolidated financial statements upon adoption.

In May 2014, the FASB issued guidance on revenue from contracts with customers, which implements a five step process of how an entity should recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective at the beginning of fiscal year 2017, and early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We are currently evaluating the impact that the adoption will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.

4. Property, Plant and Equipment

Property, plant and equipment, stated at cost, consist of the following at June 30, 2014 and December 31, 2013 (in thousands):

	June 30, 2014	December 31, 2013
Office furniture and equipment	$788	$788
Accumulated depreciation	(731)	(717)
Property, plant and equipment, net	$57	$71

Depreciation expense related to property, plant and equipment was $7,000 and $14,000 for the three and six months ended June 30, 2014, respectively, and was $8,000 and $18,000 for the three and six months ended June 30, 2013, respectively.

5. Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during each period. Diluted earnings per share are calculated using the treasury stock method and includes the effect of all dilutive securities, including stock options, restricted stock and Class B common shares. For those periods in which the Company incurred a net loss, the inclusion of the potentially dilutive shares in the computation of diluted weighted average shares outstanding would have been anti-dilutive to the Company’s loss per share, and, accordingly, all potentially dilutive shares have been excluded from the computation of diluted weighted average shares outstanding in those periods.

For both the three and six months ended June 30, 2014, 60,494 shares issuable upon the exercise of stock options were excluded from the computation of diluted earnings per share as their effect would have been anti-dilutive. For both the three and six months ended June 30, 2013, 65,481 shares issuable upon the exercise of stock options were excluded from the computation of diluted earnings per share as their effect would have been anti-dilutive.

BioFuel Energy Corp.

Notes to Consolidated Financial Statements
(Unaudited)

5. Earnings Per Share  – (continued)

A summary of the reconciliation of basic weighted average shares outstanding to diluted weighted average shares outstanding follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Weighted average common shares outstanding – basic	5,443,061	5,342,064	5,442,585	5,325,206
Potentially dilutive common stock equivalents
Class B common shares	794,522	795,479	794,998	795,479
Restricted stock	—	101,228	—	118,086
	794,522	896,707	794,998	913,565
	6,237,583	6,238,771	6,237,583	6,238,771
Less anti-dilutive common stock equivalents	(794,522)	(896,707)	(794,998)	(913,565)
Weighted average common shares outstanding – diluted	5,443,061	5,342,064	5,442,585	5,325,206

6. Stockholders’ Equity

Stock Repurchase Plan

On October 15, 2007, the Company announced the adoption of a stock repurchase plan authorizing the repurchase of up to $7.5 million of the Company’s common stock. Purchases will be funded out of cash on hand and made from time to time in the open market. From the inception of the buyback program through June 30, 2014, the Company had repurchased 40,481 shares at an average price of $106.62 per share, leaving $3,184,000 available under the repurchase plan. The shares repurchased are being held as treasury stock. As of June 30, 2014, there were no plans to repurchase any additional shares.

Cash Dividends

The Company has not declared any cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future.

Rights Agreement

On March 27, 2014, the Board of Directors (the “Board”) of the Company declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock of the Company, to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $0.01 per share, of the Company at a price of $13.50 per one one-thousandth of a share of Preferred Stock, subject to adjustment as provided in the Rights Agreement. The Rights will expire upon the triggering of certain events, but in no event later than March 27, 2017. The Rights are initially not exercisable but will become exercisable upon certain triggering events occurring, such as any person or group becoming the beneficial owner of 4.99% or more of the outstanding common stock of the Company. The dividend was payable to stockholders of record at the close of business on April 7, 2014. The Board adopted the Rights Agreement to protect the Company from a possible limitation on the Company’s ability to use its net operating loss carryforwards and other future tax benefits, which may be used to reduce potential future income tax obligations.

BioFuel Energy Corp.

Notes to Consolidated Financial Statements
(Unaudited)

7. Stock-Based Compensation

The following table summarizes the stock-based compensation expense incurred by the Company (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Stock options	$—	$—	$—	$90
Restricted stock	—	140	—	309
Total	$—	$140	$—	$399

2007 Equity Incentive Compensation Plan

Immediately prior to the Company’s initial public offering, the Company adopted the 2007 Equity Incentive Compensation Plan (“2007 Plan”). The 2007 Plan provides for the grant of options intended to qualify as incentive stock options, non-qualified stock options, stock appreciation rights or restricted stock awards and any other equity-based or equity-related awards. The 2007 Plan is administered by the Compensation Committee of the Board of Directors. Subject to adjustment for changes in capitalization, the aggregate number of shares that may be delivered pursuant to awards under the 2007 Plan is currently 355,000. The term of the 2007 Plan is ten years, expiring in June 2017.

Stock Options — Except as otherwise directed by the Compensation Committee, the exercise price for options cannot be less than the fair market value of our common stock on the grant date. Other than the stock options issued to Directors, the options will generally vest and become exercisable with respect to 30%, 30% and 40% of the shares of our common stock subject to such options on each of the first three anniversaries of the grant date. Compensation expense related to these options is expensed on a straight line basis over the three year service period. Options issued to Directors generally vest and become exercisable on the first anniversary of the grant date. All stock options have a five year term from the date of grant. During the three and six months ended June 30, 2014 and June 30, 2013, the Company did not issue any stock options under the 2007 Plan.

A summary of stock option activity under the 2007 Plan as of June 30, 2014, and the changes during the six months ended June 30, 2014 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (years)	Aggregate Intrinsic Value
Options outstanding, January 1, 2014	65,481	$58.94
Granted	—	—
Exercised	—	—
Forfeited	(4,987)	45.73
Options outstanding, June 30, 2014	60,494	$60.03	0.5	$0.00
Options exercisable, June 30, 2014	60,494	$60.03	0.5	$0.00

Restricted Stock — Other than restricted stock issued to Directors, the restricted stock issued will generally vest in equal increments of 25% on each of the first four anniversaries of the grant date. Compensation expense related to restricted stock issued is expensed on a straight line basis over the four year vesting period. Restricted stock issued to Directors generally vests on the first anniversary of the grant date with compensation expense being expensed on a straight line basis over the one year vesting period. During the three and six months ended June 30, 2014 and June 30, 2013, the Company did not grant any restricted stock shares under the 2007 Plan.

BioFuel Energy Corp.

Notes to Consolidated Financial Statements
(Unaudited)

7. Stock-Based Compensation  – (continued)

Under the Company’s Change of Control Plan, 97,852 shares of unvested restricted stock automatically vested due to the disposition of the Company’s ethanol plants therefore there is no restricted stock currently outstanding. After considering the stock option and restricted stock awards issued and outstanding, the Company had 119,540 shares of common stock available for future grant under our 2007 Plan at June 30, 2014.

8. Income Taxes

The Company has not recognized any income tax provision (benefit) for the three and six months ended June 30, 2014, and June 30, 2013 due to continuing losses from operations.

The U.S. statutory federal income tax rate is reconciled to the Company’s effective income tax rate as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Tax benefit at 35% federal statutory rate	$984	$1,266	$491	$3,523
State tax benefit, net of federal benefit	85	109	42	50
Noncontrolling interest	(24)	(60)	(60)	(464)
Valuation allowance	(1,662)	(3,116)	(2,379)	(2,957)
Other	617	1,801	1,906	(152)
Total	$—	$—	$—	$—

The effects of temporary differences and other items that give rise to deferred tax assets and liabilities are presented below (in thousands):

	June 30, 2014	December 31, 2013
Deferred tax assets:
Capitalized start up costs	$23	$24
Deferred transaction costs	842	—
Stock-based compensation	622	622
Net operating loss carryover	63,453	62,372
Other	3	18
Deferred tax assets	64,943	63,036
Valuation allowance	(64,311)	(61,111)
Deferred tax liabilities:
Property, plant and equipment	(8)	(11)
Investment in partnership	(624)	(1,914)
Deferred tax liabilities	(632)	(1,925)
Net deferred tax asset	$—	$—

The Company assesses the recoverability of deferred tax assets and the need for a valuation allowance on an ongoing basis. In making this assessment, management considers all available positive and negative evidence to determine whether it is more likely than not that some portion or all of the deferred tax assets will be realized in future periods. This assessment requires significant judgment and estimates involving current and deferred income taxes, tax attributes relating to the interpretation of various tax laws, historical bases of tax attributes associated with certain assets and limitations surrounding the realization of deferred tax assets.

BioFuel Energy Corp.

Notes to Consolidated Financial Statements
(Unaudited)

8. Income Taxes  – (continued)

As of June 30, 2014, the net operating loss carryforward was $181.3 million, which will begin to expire if not used by December 31, 2029. The U.S. federal statute of limitations remains open for our 2010 and subsequent tax years.

9. Employee Benefits

401K Plan

The LLC sponsors a 401(k) profit sharing and savings plan for its employees. Employee participation in this plan is voluntary and the LLC matches 50% of eligible employee contributions, up to an amount equal to 3% of employee compensation, on a biweekly basis. For the three and six months ended June 30, 2014, contributions to the plan by the LLC totaled $12,000 and $21,000, respectively. For the three and six months ended June 30, 2013, contributions to the plan by the LLC totaled $16,000 and $36,000, respectively.

Severance

The LLC adopted a Change of Control Plan (the “COC Plan”) in November 2006. As a result of the disposition of the Company’s ethanol plants, a change of control under the COC Plan occurred, and therefore as of December 31, 2013 the Company accrued $4,180,000 in other current liabilities related to certain change of control severance payments owed to its corporate employees, which payments were made in the first quarter of 2014.

10. Commitments and Contingencies

In October 2013, the LLC entered into a ten month lease that began November 1, 2013 for office space for its corporate headquarters. The monthly rent expense of $11,000 is being recognized on a straight line basis over the term of the lease.

For the three and six months ended June 30, 2014, rent expense totaled $42,000 and $88,000, respectively. For the three and six months ended June 30, 2013, rent expense totaled $68,000 and $131,000, respectively.

The Company is not currently a party to any material legal, administrative or regulatory proceedings that have arisen in the ordinary course of business or otherwise that would result in loss contingencies.

11. Noncontrolling Interest

Noncontrolling interest consists of equity issued to members of the LLC upon the Company’s initial public offering in June 2007. As provided in the LLC agreement, the exchange ratio of the various existing classes of equity of the LLC for the single class of equity at the time of the Company’s initial public offering was based on the Company’s initial public offering price of $210.00 per share and the resulting implied valuation of the Company. The exchange resulted in the issuance of 897,903 LLC membership units and Class B common shares. Each LLC membership unit combined with a share of Class B common stock is exchangeable at the holder’s option into one share of Company common stock. The LLC may make distributions to members as determined by the Company.

At the time of its initial public offering, the Company owned 28.9% of the LLC membership units of the LLC. As of June 30, 2014, the Company owned 87.6% of the LLC membership units. The noncontrolling interest will continue to be reported until all Class B common shares and LLC membership units have been exchanged for the Company’s common stock.

BioFuel Energy Corp.

Notes to Consolidated Financial Statements
(Unaudited)

11. Noncontrolling Interest  – (continued)

The table below shows the effects of the changes in BioFuel Energy Corp.’s ownership interest in the LLC on the equity attributable to BioFuel Energy Corp.’s common stockholders for the three and six months ended June 30, 2014 and June 30, 2013 (in thousands):

Net Loss Attributable to BioFuel Energy Corp.’s Common Stockholders and
Transfers from the Noncontrolling Interest

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Net loss attributable to BioFuel Energy Corp.	$(2,750)	$(4,124)	$(3,461)	$(8,759)
Decrease in BioFuel Energy Corp. stockholders’ equity from issuance of common shares in exchange for Class B common shares and units of BioFuel Energy, LLC	(141)	—	(141)	—
Change in equity from net loss attributable to BioFuel Energy Corp. and transfers from noncontrolling interest	$(2,891)	$(4,124)	$(3,602)	$(8,759)

Tax Benefit Sharing Agreement

Membership units in the LLC combined with the related Class B common shares held by the historical equity investors may be exchanged in the future for shares of our common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The LLC will make an election under Section 754 of the IRS Code effective for each taxable year in which an exchange of membership units and Class B shares for common shares occurs, which may result in an adjustment to the tax basis of the assets owned by the LLC at the time of the exchange. Increases in tax basis, if any, would reduce the amount of tax that the Company would otherwise be required to pay in the future, although the IRS may challenge all or part of the tax basis increases, and a court could sustain such a challenge. The Company has entered into tax benefit sharing agreements with its historical LLC investors that will provide for a sharing of these tax benefits, if any, between the Company and the historical LLC equity investors. Under these agreements, the Company will make a payment to an exchanging LLC member of 85% of the amount of cash savings, if any, in U.S. federal, state and local income taxes the Company actually realizes as a result of this increase in tax basis. The Company and its common stockholders will benefit from the remaining 15% of cash savings, if any, in income taxes realized. For purposes of the tax benefit sharing agreement, cash savings in income tax will be computed by comparing the Company’s actual income tax liability to the amount of such taxes the Company would have been required to pay had there been no increase in the tax basis in the assets of the LLC as a result of the exchanges. The term of the tax benefit sharing agreement commenced on the Company’s initial public offering in June 2007 and will continue until all such tax benefits have been utilized or expired, unless a change of control occurs and the Company exercises its resulting right to terminate the tax benefit sharing agreement for an amount based on agreed payments remaining to be made under the agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
JBGL Builder Finance, LLC
JBGL Capital Companies

We have audited the accompanying combined and consolidated balance sheets of JBGL Builder Finance, LLC and its consolidated subsidiaries and affiliated companies and JBGL Capital Companies (collectively, “JBGL” or the “Company”) as of December 31, 2013, and 2012, and the related combined and consolidated statements of income, changes in members’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined and consolidated financial statements referred to above present fairly, in all material respects, the financial position of JBGL as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Dallas, Texas
July 15, 2014

JBGL

COMBINED AND CONSOLIDATED BALANCE SHEETS
December 31, 2013 and 2012

	2013	2012
ASSETS
Cash and cash equivalents	$16,683,424	$7,164,397
Restricted cash	1,383,255	320,095
Accounts receivable, net	445,192	111,966
Inventory:
Completed home inventory and residential lots held for sale	33,949,707	16,506,804
Work in process	140,325,098	110,879,138
Undeveloped land	54,502,157	5,184,882
Investment in direct financing leases	8,349,296	11,517,296
Property and equipment, net	864,860	469,602
Notes receivable, net	7,556,070	15,272,170
Earnest money deposits	3,292,006	584,829
Other assets	1,056,633	799,439
Total assets	$268,407,698	$168,810,618
LIABILITIES AND MEMBERS’ EQUITY
Accounts payable	$8,653,237	$4,515,898
Accrued expenses	6,359,013	2,402,981
Customer and builder deposits	10,773,290	12,217,820
Borrowings on lines of credit	17,208,035	6,544,264
Notes payable	26,595,229	21,441,775
Total liabilities	69,588,804	47,122,738
Commitments and contingencies (Note 10)
Members’ equity
Controlling interest	189,110,456	119,295,510
Non-controlling interest	9,708,438	2,392,370
Total members’ equity	198,818,894	121,687,880
Total liabilities and members’ equity	$268,407,698	$168,810,618

The accompanying notes are an integral part of these combined and consolidated financial statements.

JBGL

COMBINED AND CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011
REVENUES:
Sale of residential units	$168,591,201	$50,105,030	$9,085,785
Cost of residential units	(122,616,113)	(39,642,357)	(7,921,806)
Gross profit on sale of residential units	45,975,088	10,462,673	1,163,979
Sale of land and lots	33,734,513	22,927,080	6,184,206
Cost of land and lots	(21,512,814)	(15,256,065)	(3,982,602)
Gross profit on sale of land and lots	12,221,699	7,671,015	2,201,604
Interest and fees	2,503,340	6,217,347	2,558,159
Interest on direct financing leases	1,038,834	906,992	—
Profit participation on notes receivable	596,929	2,559,141	476,558
Other income	803,489	1,212,698	1,159,541
	63,139,379	29,029,866	7,559,841
EXPENSES:
Salaries	10,250,739	3,790,108	1,505,342
Management fees – related party	1,015,612	580,737	381,167
Selling, general and administrative	6,623,437	3,311,734	1,183,762
Interest expense	314,353	351,384	27,595
Depreciation expense	291,857	53,289	8,142
	18,495,998	8,087,252	3,106,008
Net income before taxes	44,643,381	20,942,614	4,453,833
State tax expense	327,481	230,411	34,089
Net income	44,315,900	20,712,203	4,419,744
Less: net income attributable to non-controlling interest	12,308,734	3,517,911	56,382
Net income attributable to controlling interest	$32,007,166	$17,194,292	$4,363,362
PRO FORMA INFORMATION (UNAUDITED):
Net income attributable to controlling interest	$32,007,166
Pro forma provision for income taxes	(12,802,866)
Pro forma net income attributable to controlling interest	$19,204,300

The accompanying notes are an integral part of these combined and consolidated financial statements.

JBGL

COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
For the Years Ended December 31, 2013, 2012 and 2011

	Controlling Interest		Non-controlling Interest	Total Members’ Equity
	Builder Finance	Capital
Members’ equity
January 1, 2011	$7,697,056	$20,078,867	$—	$27,775,923
Contributions	29,847,500	—	424,587	30,272,087
Distributions	—	(357,130)	(31,298)	(388,428)
Net income	1,010,633	3,352,729	56,382	4,419,744
Members’ equity
December 31, 2011	$38,555,189	$23,074,466	$449,671	$62,079,326
Contributions	9,700,000	31,800,000	1,214,766	42,714,766
Distributions	(481,963)	(546,474)	(2,789,978)	(3,818,415)
Net income	10,005,698	7,188,594	3,517,911	20,712,203
Members’ equity
December 31, 2012	$57,778,924	$61,516,586	$2,392,370	$121,687,880
Contributions	52,707,500	4,578,035	1,756,417	59,041,952
Distributions	(17,511,437)	(1,966,318)	(6,749,083)	(26,226,838)
Net income	20,782,525	11,224,641	12,308,734	44,315,900
Members’ equity
December 31, 2013	$113,757,512	$75,352,944	$9,708,438	$198,818,894

The accompanying notes are an integral part of these combined and consolidated financial statements.

JBGL

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$44,315,900	$20,712,203	$4,419,744
Adjustment to reconcile net income to net cash used in operating activities:
Depreciation expense	291,857	53,289	8,142
(Increase) decrease in:
Restricted cash	(1,063,160)	(320,095)	—
Accounts receivable	(333,226)	624,021	(100,979)
Inventory	(96,206,138)	(98,154,339)	(23,245,952)
Earnest money deposits	(1,982,640)	(1,309,366)	—
Other assets	(981,731)	130,858	(182,088)
Increase (decrease) in:
Accounts payable	4,137,339	4,257,636	220,900
Accrued expenses	3,956,032	1,156,370	192,234
Customer and builder deposits	(1,444,530)	9,150,720	1,154,600
NET CASH USED IN OPERATING ACTIVITIES	(49,310,297)	(63,698,703)	(17,533,399)
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in direct financing leases	—	(13,284,446)	—
Proceeds from sale of direct financing leases	3,168,000	1,767,150	—
Issuance of notes receivable	(4,200,840)	(17,788,385)	(35,276,206)
Repayments of notes receivable	11,916,940	32,317,672	18,103,264
Acquisition of property and equipment	(687,115)	(490,784)	(26,444)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	10,196,985	2,521,207	(17,199,386)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from lines of credit	39,000,000	28,203,718	4,675,000
Proceeds from notes payable	21,462,727	22,876,514	5,102,796
Repayments of lines of credit	(28,336,229)	(24,609,454)	(1,725,000)
Repayments of notes payable	(16,309,273)	(5,152,371)	(2,178,790)
Contributions from controlling interest members	57,285,535	41,500,000	29,847,500
Contributions from non-controlling interest members	1,756,417	1,214,766	424,587
Distributions to controlling interest members	(19,477,755)	(1,028,437)	(357,130)
Distributions to non-controlling interest members	(6,749,083)	(2,789,978)	(31,298)
NET CASH PROVIDED BY FINANCING ACTIVITIES	48,632,339	60,214,758	35,757,665
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,519,027	(962,738)	1,024,880
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,164,397	8,127,135	7,102,255
CASH AND CASH EQUIVALENTS AT END OF YEAR	$16,683,424	$7,164,397	$8,127,135
Cash paid for:
Interest	$496,574	$345,584	$23,695
State income taxes	$664,880	$137,620	$10,344

The accompanying notes are an integral part of these combined and consolidated financial statements.

JBGL

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013, 2012 and 2011

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The combined financial statements of JBGL consist of JBGL Builder Finance LLC and its consolidated subsidiaries and affiliated companies (collectively “Builder Finance”), and JBGL Capital Companies (“Capital”), a combined group of commonly managed limited liability companies and partnerships (collectively with Builder Finance, the “Company”). The operations of the aforementioned affiliated and limited liability companies have been consolidated into those of the combined Company. The Company is a real estate operator involved in the purchase and development of land for residential use, construction lending and home building operations. The Company is engaged in all aspects of the homebuilding process, including land acquisition and development, entitlements, design, construction, marketing and sales of various residential projects in master planned communities, primarily in the high-growth metropolitan areas of Dallas and Fort Worth, Texas and Atlanta, Georgia.

Basis of Presentation

The combined and consolidated financial statements, presented in U.S. dollars, are prepared in accordance with accounting principles generally accepted in the United States of America.

Combination and Consolidation Policy

The combined and consolidated financial statements include the operations of Builder Finance and Capital. All significant intercompany balances and transactions have been eliminated in consolidation and combination. Investments in which the Company directly or indirectly has an interest of more than 50 percent and or is able to exercise control over the operations have been fully consolidated and non-controlling interests are stated separately in the combined and consolidated financial statements as required under the provisions of FASB ASC 810, Consolidations. The Company has created subsidiaries (sixty two, as of December 31, 2013) for each significant community and or project in which it invests.

Use of Estimates

The preparation of the combined and consolidated financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the combined and consolidated financial statements and accompanying notes, including the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined and consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Unaudited pro forma income taxes

These financial statements have been prepared in anticipation of a transaction with BioFuel Energy Corp. (“BioFuel”). In connection with the transaction, controlling interests in the Company will be treated as a taxable C corporation and thus will be subject to federal and state income taxes. Accordingly, a pro forma income tax provision has been disclosed as if the Company was a taxable corporation for the year ended December 31, 2013. The Company has computed pro forma tax expense using a 40% blended corporate level federal and state tax rate. As the non-controlling interest will continue to be subject to “pass-through” taxation after the aforementioned transaction, the non-controlling interest has been excluded.

Cash and Cash Equivalents

The Company considers all cash and short term liquid investments with original maturities of 90 days or less to be cash and cash equivalents. The cash balances of the Company are held in multiple financial institutions. At times, cash and cash equivalent balances at certain banks and financial institutions may exceed insurable amounts. The company believes it mitigates this risk by monitoring the financial stability of institutions holding material cash balances. The Company has not experienced any losses in such accounts and believes that the risk of loss is minimal.

JBGL

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013, 2012 and 2011

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Accounts Receivable

Accounts receivable represent amounts due from customers and third parties originating during the normal course of business. As of December 31, 2013 and 2012, all amounts are considered fully collectible and no allowance for doubtful accounts is recorded.

Inventory

Inventory consists primarily of land in the process of development, developed lots, model homes, completed homes, and raw land scheduled for development, primarily in Texas and Georgia. Inventory is valued at cost unless the carrying value is determined to be not recoverable in which case the affected inventory is written down to fair value. Cost includes any related pre-acquisition costs that are directly identifiable with a specific property so long as those pre-acquisition costs are recoverable at the sale of the property.

Residential lots held for sale and lots held for development include the initial cost of acquiring the land as well as certain costs capitalized related to developing the land into individual residential lots including interest, real estate taxes and direct and indirect overhead costs.

Land, development and other project costs, including property taxes incurred during development and home construction, are capitalized. Land development and other common costs that benefit an entire community are allocated to individual lots or homes based on relative sales value. The costs of lots are transferred to homes in progress when home construction begins. Home construction costs and related carrying charges (principally interest and property taxes) are allocated to the cost of individual homes using the specific identification method.

Inventory costs for completed homes are expensed as cost of sales as homes are sold. Changes to estimated total development costs subsequent to initial home closings in a community are generally allocated to the unsold homes in the community on a pro-rata basis. The life cycle of a community generally ranges from two to five years, commencing with the acquisition of land, continuing through the land development phase, and concluding with the construction, sale, and delivery of homes. The Company’s inventory currently includes two larger communities with life cycles that may range 6 years or more.

Impairment of Inventory

The Company evaluates its residential units, land and lots for indicators of impairment by individual community and at the lot level during each reporting period. The Company examines indicators of impairment which involves projecting future lot sales based on executed contracts and comparing these revenues to projected costs, reviewing sales data for changes to gross margins, sales prices and sales rates and estimating future undiscounted cash flows. If the undiscounted cash flows are more than an asset’s carrying value, no impairment adjustment is required. Fair value is determined based on estimated future cash flows discounted for inherent risks associated with real estate assets. These discounted cash flows are impacted by the expected risk based on estimated land development activities, construction and delivery timelines; market risk of price erosion; uncertainty of development or construction cost increases. However, if the undiscounted cash flows are less than an asset’s carrying value, the asset is deemed impaired and will be written down to fair value. For the years ended December 31, 2013 and 2012, the Company has not identified any indicators of impairment or changes in circumstances that may indicate that the carrying amount of an asset may be impaired.

Earnest Money Deposits

The Company accounts for variable interest entities in accordance with ASC Topic 810, Consolidation (“ASC 810”). Under ASC 810, an entity is a variable interest entity (“VIE”) when: (a) the equity investment at risk in the entity is not sufficient to permit the entity to finance its activities without additional subordinated

JBGL

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013, 2012 and 2011

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

financial support provided by other parties, including the equity holders; (b) the entity’s equity holders as a group either (i) lack the direct or indirect ability to make decisions about the entity, (ii) are not obligated to absorb expected losses of the entity or (iii) do not have the right to receive expected residual returns of the entity; or (c) the entity’s equity holders have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of the equity holder with disproportionately few voting rights.

If an entity is deemed to be a VIE pursuant to ASC 810, an enterprise that has both (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb the expected losses of the entity or right to receive benefits from the entity that could be potentially significant to the VIE is considered the primary beneficiary and must consolidate the VIE. In accordance with ASC 810, the Company performs ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE.

In the ordinary course of business, the Company enters into land option agreements in order to procure land for the construction of homes in the future. Pursuant to these land option agreements, the Company generally provides a deposit to the seller as consideration for the right to purchase land at different times in the future, usually at predetermined prices. Such contracts enable the Company to defer acquiring portions of properties owned by third parties or unconsolidated entities until the Company has determined whether and when to exercise its option, which reduces the Company’s financial risks associated with long-term land holdings. Option deposits and pre-acquisition costs (such as environmental testing, surveys, engineering, and entitlement costs) are capitalized if the costs are directly identifiable with the land under option and acquisition of the property is probable. Such costs are reflected in other assets and are reclassified to inventory upon taking title to the land. The Company writes off deposits and pre-acquisition costs when it becomes probable that the Company will not go forward with the project or recover the capitalized costs. Such decisions take into consideration changes in local market conditions, the timing of required land takedowns, the availability and best use of necessary incremental capital, and other factors. As of December 31, 2013, the Company had land option agreements with potential purchase payments through 2017.

Under ASC 810, a non-refundable deposit paid to an entity is deemed to be a variable interest that will absorb some or all of the entity’s expected losses if they occur and, as such, the Company’s land option agreements are considered variable interests. The Company’s land option agreement deposits along with any related pre-acquisition costs generally represent the Company’s maximum exposure to the land seller if the Company elects not to purchase the optioned property. Therefore, whenever the Company enters into a land option or purchase contract with an entity and makes a non-refundable deposit, a VIE may have been created. However, the Company generally has little control or influence over the operations of these VIEs due to the Company’s lack of an equity interest in them. Additionally, creditors of the VIE typically have no recourse against the Company, and the Company does not provide financial or other support to these VIEs other than as stipulated in the land option agreements. In accordance with ASC 810, the Company performs ongoing reassessments of whether the Company is the primary beneficiary of a VIE. As a result of the foregoing, the Company was not required to consolidate any VIE as of December 31, 2013 or 2012.

Investment in Direct Financing Leases

The Company has entered into a series of direct finance leases for a portfolio of model homes. The Company leases these model homes to the entity that it acquired the homes from. The lessee has the option to repurchase the model homes at a predetermined price. The lease payments are recorded as interest on direct finance leases in the combined and consolidated statements of income.

JBGL

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013, 2012 and 2011

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Repairs and maintenance are expensed as incurred. Depreciation is computed over the estimated useful lives of the assets using the straight line method. The estimated useful lives of assets range from three to ten years.

Notes Receivable

Notes receivable are stated at principal balances, net of deferred fees. Interest is recognized over the term of the note and is calculated on principal amounts outstanding, including accrued interest which is typically added to the principal balances monthly. Origination fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related notes using a method that approximates the interest method. For acquired notes, if, at acquisition, the Company could not reasonably estimate cash flows from such notes or, if subsequent to acquisition, such cash flows could not be estimated, such notes would be accounted for on a non-accrual basis. For non-accrual notes, interest income is subsequently recognized on a cash basis as long as the remaining book balance of the asset is deemed to be collectible. If collectability is questionable, then cash payments are applied to principal. Some notes have specific profit participation features. Upon payoff of certain notes resulting from closing of real estate projects, the Company may recognize revenue from these special participation features which is included within profit participation on notes receivable within the combined and consolidated statements of income.

Allowance for Losses on Notes Receivable

The Company evaluates the need for an allowance for notes receivable losses on a regular basis by reviewing the collectability of the notes in light of historical experience, the nature and volume of the note portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

While borrowers may not have the ability to repay the notes by any means other than the sale of the underlying collateral, the Company believes the borrowers will be able to sell the properties in the normal course of business at prices well in excess of the note balances. In addition, if the borrowers are unable to fulfill their commitments under the note contracts, the Company believes the collateral can be foreclosed and sold at prices that will preclude any losses to the Company.

Customer and Builder Deposits

The Company typically requires customers to submit a deposit for home purchases, and for builders to submit a deposit in connection with their construction loan agreements. The deposits serve as a guarantee to performance under home purchase and building contracts. Cash received as customer deposits are shown as restricted cash on the combined and consolidated balance sheets.

Warranties

The Company accrues an estimate of its exposure to warranty claims based on both current and historical home sales data and warranty costs incurred. The Company offers homeowners a comprehensive third party warranty on each home. Homes are generally covered by a ten year warranty for qualified and defined structural defects, one year for defects and products used, two years for electrical, mechanical and plumbing systems. The Company accrues between $250 and $800 per home closed for future warranty claims, and evaluates the adequacy of the reserve annually. Warranty accruals are included with accrued expenses on the combined and consolidated balance sheets.

JBGL

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013, 2012 and 2011

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Members’ Equity

Capital and Builder Finance have different membership structures, with common owners. For Capital, income is allocated for each fiscal period amongst the members pro-rata based upon the members’ capital balances.

For Builder Finance, there are two classes of members: Class A members, who contributed all of the capital and make up the entirety of the members’ equity and Class B members who have no members’ equity or voting rights. Income is allocated amongst the class A members pro rata based upon the members’ capital balances.

Additionally, for 2011 and 2012, the Class B members were generally entitled to receive ten percent of the Class A members’ cash distributions, after return of capital and a twelve and a half percent preferred return. As of December 31, 2012, there were no amounts earned by the Class B members and these interests were forfeited when the employee who held the Class B members’ interest ceased employment with the Company. During 2013, two Class B members were admitted. In addition, the Class B interest was also forfeited as the Class B members chose to receive a compensation payment in lieu of an equity distribution. Collectively, they are entitled to four percent of the Class A members’ cash distributions, after return of capital, subject to vesting schedules. As of December 31, 2013, accrued distributions of $2,318,105 were included within 2013 distributions but were not yet paid in cash.

Revenue Recognition

Revenue from sales of residential units, land and lots are not recognized until a sale is deemed to be consummated. Consummation is defined as a) when the parties are bound by the terms of a contract, b) all net consideration has been exchanged, c) any permanent financing for which the seller is responsible has been arranged and d) all conditions precedent to closing have been performed. Generally, consummation does not happen until a sale has closed. When the earnings process is complete and a sale has closed, income is recognized under the full accrual method which allows full recognition of the gain on the sale at the time of closing.

Cost Recognition

Lot acquisition, materials, other direct costs, interest and other indirect costs related to the acquisition, development, and construction of lots and homes are capitalized. Direct and indirect costs of developing residential lots are allocated evenly to all applicable lots. Capitalized costs of residential lots are charged to earnings when the related revenue is recognized. Costs in connection with developed lots and completed homes and other selling and administrative costs are charged to earnings when incurred.

Advertising Expense

The Company expenses advertising as incurred. Advertising costs are included in selling, general and administrative expenses in the combined and consolidated statements of income. Advertising expense for the years ended December 31, 2013, 2012, and 2011 totaled $457,082, $468,432, and $74,807, respectively.

Income Taxes

Under existing provisions of the Internal Revenue Code, the income or loss of a limited liability company or a limited partnership is recognized by the individual members for federal income tax purposes. Accordingly, no provision for federal income tax has been provided for in the combined and consolidated financial statements.

With the exception of Texas, the states that the Company operates in follow the federal “pass-through” taxation treatment. However, due to the Company’s presence in Texas, the Company is subject to Texas margin tax.

JBGL

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013, 2012 and 2011

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Company has adopted the provisions of FASB ASC 740, Accounting for Uncertainty in Income Taxes. The guidance requires the assessment of tax positions taken or expected to be taken in the tax returns and to determine whether the tax positions are “more-likely-than-not” of being sustained upon examination by the applicable taxing authority. Tax positions deemed to meet the more-likely-than-not criteria would be recorded as a tax benefit or expense in the current year. We are required to assess open tax years, as defined by the statute of limitations, for all major jurisdictions, including federal and certain states. Open tax years are those that are open for examination by taxing authorities. We have no examinations in progress. All tax positions taken related to the Company, for which the statute of limitations remained open have been reviewed, and the Compnay is of the opinion that material positions taken by the Company would more likely than not be sustained upon examination. Accordingly, the Company has not recorded an income tax liability for uncertain tax positions. The Company files state franchise tax returns, which remain open for examination for the previous five year period.

Fair Value Measurements

The Company has adopted and implemented the provisions of FASB ASC 820-10, Fair Value Measurements, with respect to fair value measurements of (a) all elected financial assets and liabilities and (b) any nonfinancial assets and liabilities that are recognized or disclosed in the combined and consolidated financial statements at fair value on a recurring basis (at least annually). Under FASB ASC 820-10, fair value is defined as an exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. These provisions establish a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of input are defined as follows:

Level 1 —	unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company;
Level 2 —	uinputs that are observable in the marketplace other than those classified as Level 1; and
Level 3 —	uinputs that are unobservable in the marketplace and significant to the valuation.

Entities are encouraged to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.

The Company’s valuation methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

At December 31, 2013 and 2012 there were no assets or liabilities carried at fair value.

Fair Value of Financial Instruments

The Company’s financial instruments, none of which are held for trading purposes, include cash and cash equivalents, restricted cash, accounts receivable, notes receivable, investment in direct financing lease, earnest money deposits, other assets, accounts payable, accrued liabilities, customer and builder deposits, borrowings on lines of credit and notes payable. The Company estimates that due to the short term nature of underlying instruments or the proximity of the underlying transaction to the applicable reporting date, that the fair value of all financial instruments does not differ materially from the aggregate carrying values recorded in the combined and consolidated financial statements at December 31, 2013 and 2012. Per the fair value hierarchy, level 1 financial instruments include: cash and cash equivalents, restricted cash, earnest money deposits, and customer and builder deposits. All other instruments are deemed to be level 3.

JBGL

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013, 2012 and 2011

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Segment Information

The Company’s operations are organized into two reportable segments: builder operations and land development. Builder operations consist of two operating segments: Texas and Georgia. In accordance with ASC 280, Segment Reporting, in determining the most appropriate reportable segments, we considered similar economic and other characteristics, geography including product types, production processes, average selling prices, gross profits, suppliers, land acquisition results, and underlying demand and supply.

2. ACQUISITIONS

The Company purchased fifty one percent voting control and fifty percent of the equity of The Providence Group of Georgia, LLC (“TPG”) in 2011 and CB JENI Homes of DFW LLC (“CB JENI”) in 2012. TPG focuses on the construction and sale of single-family homes and townhome units in Atlanta, Georgia, and CB JENI does the same in the Dallas-Fort Worth, Texas market. Each subsidiary’s operations are consolidated within the financial statements per the Company’s consolidation policy.

The transactions were accounted for using the acquisition method of accounting. Under this method, all assets purchased and liabilities assumed were acquired at their estimated fair value.

The composition of the acquirees’ balance sheets consisted of the following at the time of their acquisitions:

	TPG	CB JENI
Work in progress	$8,708,786	$3,163,442
Other Assets	220,825	265,993
Total assets acquired	$8,929,611	$3,429,435
Accounts payable	$—	$321,952
Debt	8,267,015	2,092,048
Other liabilities	69,105	10,892
Total liabilities acquired	8,336,120	2,424,892
Total consideration paid	$593,491	$1,004,543

The total consideration paid (i.e., the purchase price) was remitted in cash to the prior owner of each acquiree at the time of each respective acquisition. The purchase price was equal to the total assets acquired less total liabilities acquired.

3. RELATED PARTY TRANSACTIONS

During 2013, 2012, and 2011, the Company had related party transactions through the normal course of business. These transactions include the following:

The Company leases its Dallas, Texas headquarters on a month-to-month basis from a related party. During 2013, 2012, and 2011, the Company paid rent of $28,137, $18,000, and $18,000, respectively under this agreement which is included in selling, general and administrative expense in the combined and consolidated statements of income.

The Company pays a quarterly management fee to a related party calculated at .375% of cumulative capital contributions of certain members of Builder Finance at the end of each quarter. During 2013, 2012, and 2011, the Company incurred $1,015,612, $580,737, and $381,167, respectively of expenses from this arrangement which are included as management fees in the combined and consolidated statements of income.

JBGL

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013, 2012 and 2011

3. RELATED PARTY TRANSACTIONS  – (continued)

The Company received interest income from companies that are affiliates of the non-controlling members in connection with construction loans. Interest income received during December 31, 2013, 2012, and 2011, totaled $726,828, $889,303, and $0, respectively and are included in interest and fees in the combined and consolidated statements of income.

A payable due to an affiliate of a non-controlling member in connection with a note purchase agreement totaled $225,654 at December 31, 2012, and are included in accounts payable in the combined and consolidated balance sheets. As of December 31, 2013, this liability has been relieved.

4. INVESTMENT IN DIRECT FINANCE LEASES

Direct finance leases bear interest at rates from 10% to 12%. Some of these include a profit participation which is recognized on the sale of the property under lease which is shown as profit participation on real estate projects on the combined and consolidated statements of income.

5. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment and related accumulated depreciation by major classification as of December 31, 2013 and 2012:

	2013	2012
Office furniture and equipment	$149,578	$11,445
Computers and equipment	338,722	301,634
Model home furnishings	647,586	231,459
Field trailers	10,000	10,000
Design center	95,766	—
	1,241,652	554,538
Less: accumulated deprecation	(376,792)	(84,936)
Total property and equipment	$864,860	$469,602

Depreciation expense for the years ended December 31, 2013, 2012, and 2011 totaled $291,857, $53,289, and $8,142, respectively.

6. NOTES RECEIVABLE

Notes receivable represent amounts due from third parties involved in development and home building activities. The Company believes that all notes are fully collectible. Notes receivables are secured by collateral property and guaranteed by individual third parties and are noted as follows:

Borrower	Principal & Interest due at 12/31/2013	Interest Rate		Maturity Date
Rivendell UM, LLC	$5,256,070	17.9	%(1)	November 23, 2014	(2)
Major Road Developers, LLC(3)	2,200,000	0%		Various(4)
Other	100,000	5%		July 10, 2015
Total notes receivable	$7,556,070

(1)	Interest rate increased from 15% to 17.9% upon renewal on November 23, 2013.
(2)	Note was paid in full as of May 31, 2014.
(3)	The owners of the borrower personally guarantee the completion and associated costs of the homes collateralizing the note.
(4)	Maturity dates will be upon closing of underlying lots collateralizing this note.

JBGL

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013, 2012 and 2011

6. NOTES RECEIVABLE  – (continued)

Borrower	Principal & Interest due at 12/31/2012	Interest Rate	Maturity Date
Rivendell UM, LLC	$4,506,227	15.0%	November 23, 2013
Pinecrest, LLC	4,504,034	15.0%	November 23, 2013
Highland Land & Lender(1)	2,687,761	13.9%	Various(2)
CB JENI Willowcrest(1),(3)	1,959,997	12.5%	Various(2)
Other(3)	1,614,151	Various	Various(2)
Total notes receivable	$15,272,170

(1)	Owners of the borrower personally guarantee the completion and associated costs of the homes collateralizing the note.
(2)	Maturity dates will be upon closing of underlying lots collateralizing this note. Notes were paid during 2013.
(3)	An affiliate of a non-controlling member.

At December 31, 2013 and 2012, notes receivable were concentrated by geographic area in Texas, Colorado and Georgia.

Location	2013	2012
Colorado	70%	59%
Georgia	29%	18%
Texas	1%	23%

7. EARNEST MONEY DEPOSITS

Earnest money deposits act as security for option agreements for the purchase of land for the construction of homes in the future. As of December 31, 2013 and 2012, there were 910 and 196 lots under option, respectively, with a total exercise price of approximately $62 million and $8 million, respectively. The option agreements in place at December 31, 2013 and 2012 provide for potential land purchase payments in each year through 2017.

If each option agreement in place at December 31, 2013 was exercised, expected land purchase payments under these agreements would be as follows:

Total
2014	$8,264,134
2015	23,645,341
2016	22,857,662
2017	7,058,778
$61,825,915

JBGL

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013, 2012 and 2011

8. DEBT

Lines of Credit

Lines of credit outstanding at December 31, 2013 and 2012 consist of the following:

	2013	2012
Promissory note to Inwood National Bank (“Inwood”):
Direct finance leases A(1)	$2,438,815	$3,803,725
Direct finance leases B(2)	2,269,220	2,740,539
John’s Creek(3)	12,500,000	—
Total lines of credit	$17,208,035	$6,544,264

(1)	On April 13, 2012, a subsidiary of the Company opened a line of credit (“LOC”) issued by Inwood in the amount of $4,750,000 maturing on April 13, 2014, bearing interest at four percent, and collateralized by the leased assets. The LOC was renewed during 2014 until April 13, 2015.
(2)	On September 15, 2012, a subsidiary of the Company opened a LOC issued by Inwood in the amount of $3,000,000 maturing on September 15, 2014, bearing interest at four percent, and collateralized by the leased assets.
(3)	During 2012, a subsidiary of the Company initiated an $8,000,000 LOC with Inwood. On December 31, 2012, there were no outstanding borrowings. On October 13, 2013, the Company extended its existing facility and increased the size from $8,000,000 to $25,000,000. Interest accrues and is payable monthly at a rate of four percent. Amounts drawn under the agreement on December 31, 2013 totaled $12,500,000 and were secured by land in John’s Creek, Georgia. The maturity date of the line of credit is October 13, 2014.

Notes Payable

Notes payable outstanding at December 31, 2013 and 2012 consist of the following:

	2013	2012
Note payable to unrelated third party:
Briar Ridge Investments, LTD(1)	$9,000,000	$—
PlainsCapitalBank(2)	7,500,000	—
Bossy Boots Holding, LTD(3)	5,654,832	17,069,810
Lakeside DFW Land, LTD(4)	2,980,629	—
WPC 2004 Coppell, LLC(5)	—	1,020,000
Inwood National Bank(6)	—	776,860
Other	38,792	467,069
Subordinated Lot Notes(7)	1,420,976	2,108,036
Total notes payable	$26,595,229	$21,441,775

(1)	On December 13, 2013, a subsidiary of the Company signed a promissory note for $9,000,000 maturing at December 31, 2017, bearing interest at six percent collateralized by land purchased in Allen, Texas. Accrued interest at December 31, 2013 was $26,630.
(2)	On December 17, 2013, a subsidiary of the Company initiated a LOC with PlainsCapital Bank for $7,500,000 maturing on December 17, 2015, bearing interest at five percent, collateralized by a lien on lots and land located in the Carrollton, Texas area and subject to certain covenants. At December 31, 2013, the Company is in compliance with all covenants.
(3)	On December 31, 2012, a subsidiary of the Company signed a promissory note for $17,069,810 maturing

JBGL

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013, 2012 and 2011

8. DEBT  – (continued)

on February 28, 2014, bearing interest at six percent, collateralized by a tract of land located in Allen, Texas. Accrued interest is payable upon maturity. This note was paid in full during 2014.
(4)	On April 15, 2013, a subsidiary of the Company signed a promissory note for $3,541,750 maturing on January 22, 2014 bearing interest at six percent collateralized by land located in Denton, Texas. This note was paid in full during 2014.
(5)	During 2012, a subsidiary of the Company signed a promissory note for $1,295,000 with interest at five and a half percent, due August 15, 2014, secured by single family lots in Coppell, Texas. The note was paid in full during 2013.
(6)	During 2012, a subsidiary of the Company signed a promissory note for $1,852,599 maturing on May 15, 2014, bearing interest at four percent, collateralized by townhouse units in Alpharetta, Georgia. The note was paid in full during 2013.
(7)	Subsidiaries of the Company purchased lots under various agreements from unrelated third parties. The sellers subordinated a percentage of the lot purchase price to the subsidiary of the Company’s construction loans. Notes were signed in relation to the subordination bearing interest at between eight and fourteen percent, collateralized by liens on the homes built on each lot. The sellers release their lien upon payment of principle plus accrued interest at the closing of each individual home to a third party buyer.

The approximate annual minimum principal payments over the next five years under the debt agreements as of December 31, 2013 are:

	Notes Payable	Line of Credit	Total
2014	$8,958,736	$17,208,035	$26,166,771	(1)
2015	7,890,000	—	7,890,000
2016	707,700	—	707,700
2017	9,038,793	—	9,038,793
2018 and thereafter	—	—	—
	$26,595,229	$17,208,035	$43,803,264

(1)	Through the date of these financial statements of the debt maturing in 2014, $8,635,461 was paid and $2,438,815 was extended through 2015. The Company fully expects to either renew its debt facilities or have adequate cash on hand to pay all debt when due.

Interest incurred at December 31, 2013, 2012 and 2011 consists of the following:

	2013	2012	2011
Interest capitalized	$1,065,257	$53,457	$100,363
Interest expensed	314,353	351,384	27,595
Total interest incurred	$1,379,610	$404,841	$127,958

JBGL

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013, 2012 and 2011

9. SEGMENT INFORMATION

Financial information relating to Company’s reportable segments was as follows. Operational results of each reportable segment are not necessarily indicative of the results that would have been achieved had the reportable segment been an independent, stand-alone entity during the periods presented.

	Year End December 31,
	2013	2012	2011
Revenues:
Builder Operations
Texas	$52,764,364	$11,658,668	$—
Georgia	115,826,837	38,446,362	9,085,785
Land Development	33,734,513	22,927,080	6,184,206
Financing(2)	—	—	—
	$202,325,714	$73,032,110	$15,629,991
Gross profit:
Builder Operations
Texas	$15,054,857	$2,324,803	$—
Georgia	30,920,231	8,137,870	1,163,978
Land Development	12,221,699	7,671,015	2,201,604
Financing(2)	4,942,592	10,986,178	4,194,258
	$63,139,739	$29,119,866	$7,559,840

	2013	2012
Assets:(1)
Builder Operations
Texas	$25,494,123	$18,585,782
Georgia	99,238,950	31,576,045
Land Development	104,043,889	82,408,997
	$228,776,962	$132,570,824

(1)	Assets include completed home inventory and residential lots held for sale, work in process and undeveloped land.
(2)	The financing segment began to phase out and builder operations began to ramp up with the acquisition and consolidation of TPG, in 2011, and CB JENI, in 2012.

10. COMMITMENTS AND CONTINGENCIES

Warranties

Warranty activity for 2013, 2012 and 2011 consists of the following:

	2013	2012	2011
Beginning balance	$58,066	$3,275	$—
Additions	290,000	56,300	3,275
Charges	(20,041)	(1,509)	—
Ending balance	$328,025	$58,066	$3,275

JBGL

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013, 2012 and 2011

10. COMMITMENTS AND CONTINGENCIES  – (continued)

Commitments

The Company has a month to month lease with a related party (See Note 3). The Company also has entered into leases associated with office space in Georgia and Texas which are classified as operating leases. Rent expense under these leases totals $246,013, $131,569, and $56,649 in 2013, 2012, and 2011, respectively and are included in the selling, general and administrative expense in the combined and consolidated statements of income.

The approximate annual minimum lease payments over the next five years under the operating lease as of December 31, 2013 are:

2014	$338,060
2015	438,473
2016	448,958
2017	311,198
2018 and thereafter	973,220
$2,509,909

Legal Matters

Lawsuits, claims and proceedings may be instituted or asserted against us in the normal course of business. The Company is also subject to local, state and federal laws and regulations related to land development activities, house construction standards, sales practices, employment practices and environmental protection. As a result, the Company may be subject to periodic examinations or inquiry by agencies administering these laws and regulations.

The Company records a reserve for potential legal claims and regulatory matters when they are probable of occurring and a potential loss is reasonably estimable. The Company accrues for these matters based on facts and circumstances specific to each matter and revises these estimates when necessary.

In view of the inherent difficulty of predicting outcomes of legal claims and related contingencies, the Company generally cannot predict their ultimate resolution, related timing or eventual loss. If evaluations indicate loss contingencies that could be material are not probable, but are reasonably possible, the Company will disclose their nature with an estimate of possible range of losses or a statement that such loss is not reasonably estimable. At December 31, 2013 and 2012, the Company did not have any accruals for asserted or unasserted matters.

11. SUBSEQUENT EVENT

The Company has evaluated subsequent events through July 15, 2014, the date on which the combined and consolidated financial statements were available to be issued. Any subsequent events that are deemed material have been included.

On June 10, 2014 the Company entered into a definitive transaction agreement with Biofuel, which provides that, subject to certain terms and conditions, the Company will receive $275 million, payable in cash and shares of Biofuel’s common stock.

JBGL

CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS
June 30, 2014 and December 31, 2013
(unaudited)

	Pro forma June 30, 2014	June 30, 2014	December 31, 2013
ASSETS
Cash and cash equivalents	$17,113,595	$17,113,595	$16,683,424
Restricted cash	2,008,785	2,008,785	1,383,255
Accounts receivable, net	365,646	365,646	445,192
Inventory:
Completed home inventory and residential lots held for sale	42,776,442	42,776,442	33,949,707
Work in process	133,175,384	133,175,384	140,325,098
Undeveloped land	61,102,862	61,102,862	54,502,157
Investment in direct financing leases	6,388,686	6,388,686	8,349,296
Property and equipment, net	1,493,735	1,493,735	864,860
Notes receivable, net	3,800,000	3,800,000	7,556,070
Earnest money deposits	5,599,654	5,599,654	3,292,006
Other assets	1,165,895	1,165,895	1,056,633
Total assets	$274,990,684	$274,990,684	$268,407,698
LIABILITIES AND MEMBERS’ EQUITY
Accounts payable	$9,628,035	$9,628,035	$8,653,237
Accrued expenses	8,140,738	8,140,738	6,359,013
Customer and builder deposits	11,248,779	11,248,779	10,773,290
Borrowings on lines of credit	20,102,594	20,102,594	17,208,035
Notes payable	166,027,648	16,027,648	26,595,229
Total liabilities	215,147,794	65,147,794	69,588,804
Commitments and contingencies (Note 4)
Members’ equity
Controlling interest	49,057,937	199,057,937	189,110,456
Non-controlling interest	10,784,953	10,784,953	9,708,438
Total members’ equity	59,842,890	209,842,890	198,818,894
Total liabilities and members’ equity	$274,990,684	$274,990,684	$268,407,698

The accompanying notes are an integral part of these condensed combined and consolidated financial statements.

JBGL

CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF INCOME
For the Three Months and Six Months Ended June 30, 2014 and 2013
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
REVENUES:
Sale of residential units	$55,048,744	$37,829,298	$104,685,088	$64,958,699
Cost of residential units	(41,219,387)	(28,358,191)	(78,611,754)	(49,401,195)
Gross profit on sale of residential units	13,829,357	9,471,107	26,073,334	15,557,504
Sale of land and lots	$10,794,690	$8,881,770	$24,167,258	$14,512,393
Cost of land and lots	(8,141,006)	(5,984,826)	(17,909,072)	(8,580,118)
Gross profit on sale of land and lots	2,653,684	2,896,944	6,258,186	5,932,275
Interest and fees	102,458	491,374	251,582	1,103,120
Interest on direct financing leases	203,202	292,383	428,538	575,490
Profit participation on notes receivable	—	384,348	—	384,348
Other income	427,732	1,033,252	480,154	1,465,346
	17,216,433	14,569,408	33,491,794	25,018,083
EXPENSES:
Salaries	2,823,424	1,856,814	5,977,704	3,804,834
Management fees – related party	390,000	222,894	769,688	423,006
Selling, general and administrative	2,491,408	890,383	4,772,977	2,178,237
Interest expense	508,650	109,919	707,831	201,184
Depreciation expense	138,427	43,552	246,145	83,392
	6,351,909	3,123,562	12,474,345	6,690,653
Net Income before taxes	10,864,524	11,445,846	21,017,449	18,327,430
State tax expense	—	59,000	337,790	209,500
Net income	10,864,524	11,386,846	20,679,659	18,117,930
Less: net income attributable to non-controlling interest	3,454,819	3,772,067	5,921,453	4,471,692
Net income attributable to controlling interest	$7,409,705	$7,614,779	$14,758,206	$13,646,238
PRO FORMA INFORMATION (UNAUDITED):
Net income attributable to controlling interest	$7,409,705		$14,758,206
Pro forma provision for income taxes	(2,963,882)		(5,903,282)
Pro forma net income attributable to controlling interest	$4,445,823		$8,854,924

The accompanying notes are an integral part of these condensed combined and consolidated financial statements.

JBGL

CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN
MEMBERS’ EQUITY
For the Six Months Ended June 30, 2014 and the Year Ended December 31, 2013
(unaudited)

	Controlling Interest		Non-controlling Interest	Total Members’ Equity
	Builder Finance	Capital
Members’ equity January 1, 2013	$57,778,924	$61,516,586	$2,392,370	$121,687,880
Contributions	52,707,500	4,578,035	1,756,417	59,041,952
Distributions	(17,511,437)	(1,966,318)	(6,749,083)	(26,226,838)
Net income	20,782,525	11,224,641	12,308,734	44,315,900
Members’ equity December 31, 2013	$113,757,512	$75,352,944	$9,708,438	$198,818,894
Contributions	—	—	390,512	390,512
Distributions	(1,966,000)	(2,844,725)	(5,235,450)	(10,046,175)
Net income	10,003,588	4,754,618	5,921,453	20,679,659
Members’ equity June 30, 2014	$121,795,100	$77,262,837	$10,784,953	$209,842,890

The accompanying notes are an integral part of these condensed combined and consolidated financial statements.

JBGL

CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

	June 30, 2014	June 30, 2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$20,679,659	$18,117,930
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Depreciation expense	246,145	83,392
(Increase) decrease in:
Restricted cash	(625,530)	(842,668)
Accounts receivable	79,546	(112,731)
Inventory	(8,277,726)	(31,467,032)
Earnest money deposits	(2,307,648)	(5,705,880)
Other assets	(109,262)	(578,026)
Increase (decrease) in:
Accounts payable	974,798	4,001,767
Accrued expenses	1,781,725	940,011
Customer and builder deposits	475,489	3,056,689
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	12,917,196	(12,506,548)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of direct financing leases	1,960,610	1,022,480
Issuance of notes receivable	(1,600,000)	(7,547,645)
Repayments of notes receivable	5,356,070	15,308,506
Acquisition of property and equipment	(875,020)	(400,581)
NET CASH PROVIDED BY INVESTING ACTIVITIES	4,841,660	8,382,760
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from line of credit	4,000,000	17,000,000
Proceeds from notes payable	4,451,200	4,608,114
Repayments of line of credit	(1,105,441)	(14,626,502)
Repayments of notes payable	(15,018,781)	(2,122,845)
Contributions from controlling interest members	—	18,750,011
Contributions from non-controlling interest members	390,512	1,306,344
Distributions to controlling interest members	(4,810,725)	(12,441,530)
Distributions to non-controlling interest members	(5,235,450)	(2,557,850)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(17,328,685)	9,915,742
NET INCREASE IN CASH AND CASH EQUIVALENTS	430,171	5,791,954
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	16,683,424	7,164,397
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$17,113,595	$12,956,351
Cash paid for:
Interest	$683,293	$210,884
State income taxes	$347,217	$242,360

The accompanying notes are an integral part of these condensed combined and consolidated financial statements.

JBGL

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2014
(unaudited)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The condensed combined financial statements of JBGL consist of JBGL Builder Finance LLC and its consolidated subsidiaries and affiliated companies (collectively “Builder Finance”), and JBGL Capital Companies (“Capital”), a combined group of commonly managed limited liability companies and partnerships (collectively with Builder Finance the “Company”). The operations of the aforementioned affiliated and limited liability companies have been consolidated into those of the combined Company. The Company is a real estate operator involved in the purchase and development of land for residential use, construction lending and home building operations. The Company is engaged in all aspects of the homebuilding process, including land acquisition and development, entitlements, design, construction, marketing and sales of various residential projects in master planned communities, primarily in the high-growth metropolitan areas of Dallas and Fort Worth, Texas and Atlanta, Georgia.

On June 10, 2014 the Company entered into a definitive transaction agreement with BioFuel Energy Corp. (“BioFuel”), which provides that, subject to certain terms and conditions, the Company will receive $275 million, payable in cash and shares of BioFuel’s common stock.

Basis of Presentation

The unaudited condensed combined and consolidated financial statements, presented in U.S. dollars, are prepared in accordance with accounting principles generally accepted in the United States of America, but do not include all of the information and footnotes required for complete financial statements. In the Company’s opinion, these interim unaudited condensed combined and consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair statement of the Company’s combined and consolidated financial position at June 30, 2014 and December 31, 2013, combined and consolidated results of operations for the three months and six ended June 30, 2014 and 2013, combined and consolidated members’ equity for the six months ended June 30, 2014 and the year ended December 31, 2013 and combined and consolidated cash flows for the six months ended June 30, 2014 and 2013.

Combination and Consolidation Policy

The condensed combined and consolidated financial statements include the operations of Builder Finance and Capital. All significant intercompany balances and transactions have been eliminated in consolidation and combination. Investments in which the Company directly or indirectly has an interest of more than 50 percent and or is able to exercise control over the operations have been fully consolidated and non-controlling interests are stated separately in the condensed combined and consolidated financial statements as required under the provisions of FASB ASC 810, Consolidations.

Use of Estimates

The preparation of the condensed combined and consolidated financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the condensed combined and consolidated financial statements and accompanying notes, including the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined and consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Accounting measurements at interim dates inherently involve greater reliance on estimates than at year end and the results for the interim periods shown in this report are not necessarily indicative of results to be expected for the full year due in part to financial market conditions, inventory supply and demand, market competition and interruptions of business processes. These interim unaudited condensed combined and consolidated financial statements should be read in conjunction with the Company’s audited combined and consolidated financial statements and notes thereto for the year ended December 31, 2013.

JBGL

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2014
(unaudited)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Unaudited pro forma notes payable

The pro forma balance sheet as of June 30, 2014 reflects the pro forma indebtedness incurred from an intended five-year secured term loan facility of $150 million upon the consummation of the transaction with BioFuel. The proceeds from the issuance will be paid to the controlling interest members of the Company upon issuance.

Unaudited pro forma income taxes

These financial statements have been prepared in anticipation of a transaction with BioFuel. In connection with the transaction, controlling interests in the Company will be treated as a taxable C corporation and thus will be subject to federal and state income taxes. Accordingly, a pro forma income tax provision has been disclosed as if the Company was a taxable corporation for the three months and six months ended June 30, 2014. The Company has computed pro forma tax expense using a 40% blended corporate level federal and state tax rate. As the non-controlling interest will continue to be subject to “pass-through” taxation after the aforementioned transaction, the non-controlling interest has been excluded.

Inventory

Inventory consists primarily of land in the process of development, developed lots, model homes, completed homes, and raw land scheduled for development, primarily in Texas and Georgia. Inventory is valued at cost unless the carrying value is determined to be not recoverable in which case the affected inventory is written down to fair value. Cost includes any related pre-acquisition costs that are directly identifiable with a specific property so long as those pre-acquisition costs are recoverable at the sale of the property.

Residential lots held for sale and lots held for development include the initial cost of acquiring the land as well as certain costs capitalized related to developing the land into individual residential lots including interest, real estate taxes and direct and indirect overhead costs.

Land, development and other project costs, including property taxes incurred during development and home construction, are capitalized. Land development and other common costs that benefit an entire community are allocated to individual lots or homes based on relative sales value. The costs of lots are transferred to homes in progress when home construction begins. Home construction costs and related carrying charges (principally interest and property taxes) are allocated to the cost of individual homes using the specific identification method.

Inventory costs for completed homes are expensed as cost of sales as homes are sold. Changes to estimated total development costs subsequent to initial home closings in a community are generally allocated to the unsold homes in the community on a pro-rata basis. The life cycle of a community generally ranges from two to five years, commencing with the acquisition of land, continuing through the land development phase, and concluding with the construction, sale, and delivery of homes. The Company’s inventory currently includes two larger communities with life cycles that may range 6 years or more.

Impairment of Inventory

The Company evaluates its residential units, land and lots for indicators of impairment by individual community and at the lot level during each reporting period. The Company examines indicators of impairment which involves projecting future lot sales based on executed contracts and comparing these revenues to projected costs, reviewing sales data for changes to gross margins, sales prices and sales rates and estimating future undiscounted cash flows. If the undiscounted cash flows are more than an assets carrying value, no impairment adjustment is required. Fair value is determined based on estimated future cash flows discounted for inherent risks associated with real estate assets. These discounted cash flows are impacted by

JBGL

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2014
(unaudited)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

the expected risk based on estimated land development activities, construction and delivery timelines; market risk of price erosion; uncertainty of development or construction cost increases. However, if the undiscounted cash flows are less than an assets carrying value, the asset is deemed impaired and will be written down to fair value. For the six month ended June 30, 2014 and 2013, the Company has not identified any indicators of impairment or changes in circumstances that may indicate that the carrying amount of an asset may be impaired.

Earnest Money Deposits

The Company accounts for variable interest entities in accordance with ASC Topic 810, Consolidation (“ASC 810”). Under ASC 810, an entity is a variable interest entity (“VIE”) when: (a) the equity investment at risk in the entity is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties, including the equity holders; (b) the entity’s equity holders as a group either (i) lack the direct or indirect ability to make decisions about the entity, (ii) are not obligated to absorb expected losses of the entity or (iii) do not have the right to receive expected residual returns of the entity; or (c) the entity’s equity holders have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of the equity holder with disproportionately few voting rights.

If an entity is deemed to be a VIE pursuant to ASC 810, an enterprise that has both (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb the expected losses of the entity or right to receive benefits from the entity that could be potentially significant to the VIE is considered the primary beneficiary and must consolidate the VIE. In accordance with ASC 810, the Company performs ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE.

In the ordinary course of business, the Company enters into land option agreements in order to procure land for the construction of homes in the future. Pursuant to these land option agreements, the Company generally provides a deposit to the seller as consideration for the right to purchase land at different times in the future, usually at predetermined prices. Such contracts enable the Company to defer acquiring portions of properties owned by third parties or unconsolidated entities until the Company has determined whether and when to exercise its option, which reduces the Company’s financial risks associated with long-term land holdings. Option deposits and pre-acquisition costs (such as environmental testing, surveys, engineering, and entitlement costs) are capitalized if the costs are directly identifiable with the land under option and acquisition of the property is probable. Such costs are reflected in other assets and are reclassified to inventory upon taking title to the land. The Company writes off deposits and pre-acquisition costs when it becomes probable that the Company will not go forward with the project or recover the capitalized costs. Such decisions take into consideration changes in local market conditions, the timing of required land takedowns, the availability and best use of necessary incremental capital, and other factors. As of June 30, 2014, the Company had land option agreements with potential purchase payments through 2017.

Under ASC 810, a non-refundable deposit paid to an entity is deemed to be a variable interest that will absorb some or all of the entity’s expected losses if they occur and, as such, the Company’s land option agreements are considered variable interests. The Company’s land options agreement deposits along with any related pre-acquisition costs generally represent the Company’s maximum exposure to the land seller if the Company elects not to purchase the optioned property. Therefore, whenever the Company enters into a land option or purchase contract with an entity and makes a non-refundable deposit, a VIE may have been created. However, the Company generally has little control or influence over the operations of these VIEs due to the Company’s lack of an equity interest in them. Additionally, creditors of the VIE typically have no recourse against the Company, and the Company does not provide financial or other support to these VIEs other than

JBGL

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2014
(unaudited)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

as stipulated in the land option agreements. In accordance with ASC 810, the Company performs ongoing reassessments of whether the Company is the primary beneficiary of a VIE. As a result of the foregoing, the Company was not required to consolidate any VIE as of June 30, 2014.

Notes Receivable

Notes receivable are stated at principal balances, net of deferred fees. Interest is recognized over the term of the note and is calculated on principal amounts outstanding, including accrued interest which is typically added to the principal balances monthly. Origination fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related notes using a method that approximates the interest method. For acquired notes, if, at acquisition, the Company could not reasonably estimate cash flows from such notes or, if subsequent to acquisition, such cash flows could not be estimated, such notes would be accounted for on a non-accrual basis. For non-accrual notes, interest income is subsequently recognized on a cash basis as long as the remaining book balance of the asset is deemed to be collectible. If collectability is questionable, then cash payments are applied to principal. Some notes have specific profit participation features. Upon payoff of certain notes resulting from closing of real estate projects, the Company may recognize revenue from these special participation features which is included within profit participation on notes receivable within the condensed combined and consolidated statements of income.

Allowance for Losses on Notes Receivable

The Company evaluates the need for an allowance for notes receivable losses on a regular basis by reviewing the collectability of the notes in light of historical experience, the nature and volume of the note portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

While borrowers may not have the ability to repay the notes by any means other than the sale of the underlying collateral, the Company believes the borrowers will be able to sell the properties in the normal course of business at prices well in excess of the note balances. In addition, if the borrowers are unable to fulfill their commitments under the note contracts, the Company believes the collateral can be foreclosed and sold at prices that will preclude any losses to the Company.

Income Taxes

Under existing provisions of the Internal Revenue Code, the income or loss of a limited liability company or a limited partnership is recognized by the individual members for federal income tax purposes. Accordingly, no provision for federal income tax has been provided for in the combined and consolidated financial statements.

With the exception of Texas, the states that the Company operates in follow the federal “pass-through” taxation treatment. However, due to the Company’s presence in Texas, the Company is subject to Texas margin tax.

The Company has adopted the provisions of FASB ASC 740, Accounting for Uncertainty in Income Taxes. The guidance requires the assessment of tax positions taken or expected to be taken in the tax returns and to determine whether the tax positions are “more-likely-than-not” of being sustained upon examination by the applicable taxing authority. Tax positions deemed to meet the more-likely-than-not criteria would be recorded as a tax benefit or expense in the current year. We are required to assess open tax years, as defined by the statute of limitations, for all major jurisdictions, including federal and certain states. Open tax years are those that are open for examination by taxing authorities. We have no examinations in progress. All tax positions taken related to the Company, for which the statute of limitations remained open have been

JBGL

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2014
(unaudited)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

reviewed, and the Company is of the opinion that material positions taken by the Company would more likely than not be sustained upon examination. Accordingly, the Company has not recorded an income tax liability for uncertain tax positions. The Company files state franchise tax returns, which remain open for examination for the previous five year period.

Fair Value Measurements

The Company has adopted and implemented the provisions of FASB ASC 820-10, Fair Value Measurements, with respect to fair value measurements of (a) all elected financial assets and liabilities and (b) any nonfinancial assets and liabilities that are recognized or disclosed in the combined and consolidated financial statements at fair value on a recurring basis (at least annually). Under FASB ASC 820-10, fair value is defined as an exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. These provisions establish a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of input are defined as follows:

Level 1 —	unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company;
Level 2 —	inputs that are observable in the marketplace other than those classified as Level 1; and
Level 3 —	inputs that are unobservable in the marketplace and significant to the valuation.

Entities are encouraged to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.

The Company’s valuation methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

At June 30, 2014 and December 31, 2013 there were no assets or liabilities carried at fair value.

Fair Value of Financial Instruments

The Company’s financial instruments, none of which are held for trading purposes, include cash and cash equivalents, restricted cash, accounts receivable, notes receivable, investment in direct financing lease, earnest money deposits, other assets, accounts payable, accrued liabilities, customer and builder deposits, borrowings on lines of credit and notes payable. The Company estimates that due to the short term nature of underlying instruments or the proximity of the underlying transaction to the applicable reporting date, that the fair value of all financial instruments does not differ materially from the aggregate carrying values recorded in the combined and consolidated financial statements at June 30, 2014 and December 31, 2013. Per the fair value hierarchy, level 1 financial instruments include: cash and cash equivalents, restricted cash, earnest money deposits, and customer and builder deposits. All other instruments are deemed to be level 3.

Segment Information

The Company’s operations are organized into two reportable segments: builder operations and land development. Builder operations consist of two operating segments: Texas and Georgia. In accordance with ASC 280, Segment Reporting, in determining the most appropriate reportable segments, we considered similar economic and other characteristics, geography including product types, production processes, average selling prices, gross profits, suppliers, land acquisition results, and underlying demand and supply.

JBGL

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2014
(unaudited)

2. DEBT

Lines of Credit

Lines of credit outstanding at June 30, 2014 and December 31, 2013 consist of the following:

	June 30, 2014	December 31, 2013
Promissory note to Inwood National Bank (“Inwood”):
Direct finance leases A(1)	$1,573,638	$2,438,815
Direct finance leases B(2)	2,028,956	2,269,220
John’s Creek(3)	16,500,000	12,500,000
Total lines of credit	$20,102,594	$17,208,035

(1)	On April 13, 2012, a subsidiary of the Company opened a line of credit (“LOC”) issued by Inwood in the amount of $4,750,000 maturing on April 13, 2014, bearing interest at four percent, and collateralized by the leased assets. The LOC was renewed during 2014 until April 13, 2015.
(2)	On September 15, 2012, a subsidiary of the Company opened a LOC issued by Inwood in the amount of $3,000,000 maturing on September 15, 2014, bearing interest at four percent, and collateralized by the leased assets. The Company anticipates renewing this LOC prior to maturation.
(3)	On October 13, 2013, the Company extended its existing facility and increased the size from $8,000,000 to $25,000,000. Interest accrues and is payable monthly at a rate of four percent. Amounts drawn under the agreement on June 30, 2014 totaled $16,500,000 and were secured by land in John’s Creek, Georgia. The maturity date of the LOC is October 13, 2014. The Company anticipates renewing this LOC prior to maturation.

Notes Payable

Notes payable outstanding at June 30, 2014 and December 31, 2013 consist of the following:

	June 30, 2014	December 31, 2013
Note payable to unrelated third party:
Briar Ridge Investments, LTD(1)	$9,000,000	$9,000,000
PlainsCapital Bank(2)	2,400,000	7,500,000
Bossy Boots Holding, LTD.(3)	—	5,654,832
Lakeside DFW Land, LTD(4)	3,324,200	2,980,629
Other	15,348	38,792
Subordinated Lot Notes(5)	1,288,100	1,420,976
Total notes payable	$16,027,648	$26,595,229

(1)	On December 13, 2013, a subsidiary of the Company signed a promissory note for $9,000,000 maturing at December 31, 2017, bearing interest at six percent collateralized by land purchased in Allen, Texas.
(2)	On December 17, 2013, a subsidiary of the Company initiated a LOC with PlainsCapital Bank for $7,500,000 maturing on December 17, 2015, bearing interest at five percent, collateralized by a lien on lots and land located in the Carrollton, Texas area and subject to certain covenants.
(3)	On December 31, 2012, a subsidiary of the Company signed a promissory note for $17,069,810 maturing on February 28, 2014, bearing interest at six percent, collateralized by a tract of land located in Allen, Texas. Accrued interest is payable upon maturity. This note was paid in full during 2014.

JBGL

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2014
(unaudited)

2. DEBT  – (continued)

(4)	On April 15, 2013, a subsidiary of the Company signed a promissory note for $3,541,750 maturing on January 22, 2014 bearing interest at six percent collateralized by land located in Denton, Texas. The note was paid in full during 2014. On April 16, 2014, a new promissory note was signed for $3,324,200 maturing on April 30, 2015 bearing interest at five percent collateralized by land located in Denton, Texas. $1,500,000 was repaid in July, 2014.
(5)	Subsidiaries of the Company purchased lots under various agreements from unrelated third parties. The sellers subordinated a percentage of the lot purchase price to the subsidiary of the Company’s construction loans. Notes were signed in relation to the subordination bearing interest at between eight and fourteen percent, collateralized by liens on the homes built on each lot. The sellers release their lien upon payment of principle plus accrued interest at the closing of each individual home to a third party buyer.

3. SEGMENT INFORMATION

Financial information relating to Company’s reportable segments was as follows. Operational results of each reportable segment are not necessarily indicative of the results that would have been achieved had the reportable segment been an independent, stand-alone entity during the periods presented.

	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013
Revenues:
Builder Operations
Texas	$16,894,006	$10,069,331	$34,992,773	$22,912,001
Georgia	38,154,738	27,759,967	69,692,315	42,046,698
Land Development	10,794,690	8,881,770	24,167,258	14,512,393
	$65,843,434	$46,711,068	$128,852,346	$79,471,092
Gross profit:
Builder Operations
Texas	$2,819,589	$2,634,058	$7,842,641	$5,771,477
Georgia	11,009,768	6,837,049	18,230,693	9,786,027
Land Development	2,653,684	2,896,944	6,258,186	5,932,275
	$16,483,041	$12,368,051	$32,331,520	$21,489,779

	June 30, 2014	December 31, 2013
Assets(1):
Builder Operations
Texas	$31,212,124	$25,494,123
Georgia	101,634,776	99,238,950
Land Development	104,207,788	104,043,889
	$237,054,688	$228,776,962

(1)	Assets include completed home inventory and residential lots held for sale, work in process and undeveloped land.

JBGL

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2014
(unaudited)

4. COMMITMENTS AND CONTINGENCIES

Warranties

The Company accrues an estimate of its exposure to warranty claims based on both current and historical home sales data and warranty costs incurred. The Company offers homeowners a comprehensive third party warranty on each home. Homes are generally covered by a ten year warranty for qualified and defined structural defects, one year for defects and products used, two years for electrical, mechanical and plumbing systems. The Company accrues between $250 and $800 per home closed for future warranty claims, and evaluates the adequacy of the reserve annually. Warranty accruals are included with accrued expenses on the condensed combined and consolidated balance sheets.

Commitments

The Company has a month to month lease with a related party. The Company also has entered into leases associated with office space in Georgia and Texas which are classified as operating leases. Rent expense under these leases are included in the selling, general and administrative expense in the condensed combined and consolidated statements of income.

Legal Matters

Lawsuits, claims and proceedings may be instituted or asserted against us in the normal course of business. The Company is also subject to local, state and federal laws and regulations related to land development activities, house construction standards, sales practices, employment practices and environmental protection. As a result, the Company may be subject to periodic examinations or inquiry by agencies administering these laws and regulations.

The Company records a reserve for potential legal claims and regulatory matters when they are probable of occurring and a potential loss is reasonably estimable. The Company accrues for these matters based on facts and circumstances specific to each matter and revises these estimates when necessary.

In view of the inherent difficulty of predicting outcomes of legal claims and related contingencies, the Company generally cannot predict their ultimate resolution, related timing or eventual loss. If evaluations indicate loss contingencies that could be material are not probable, but are reasonably possible, the Company will disclose their nature with an estimate of possible range of losses or a statement that such loss is not reasonably estimable. At June 30, 2014 and December 31, 2013, the Company did not have any accruals for asserted or unasserted matters.

5. SUBSEQUENT EVENT

The Company has evaluated subsequent events through August 19, 2014, the date on which the condensed combined and consolidated financial statements were available to be issued. Any subsequent events that are deemed material have been included.

BioFuel Energy Corp.

Subscription Rights and Common Stock

Prospectus

September 19, 2014